Exhibit 99.14

Matrix I.T. Ltd. Periodic Report 2024

The information contained in these Description of the Corporation`s Business published by the Company constitutes a translation of the Description of the Corporation`s Business published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Chapter A

Description of the Corporation's Business

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Chapter B

Board of Directors’ Report

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Chapter C

Financial Statements

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Chapter A Description of the Corporation‘s Business Chapter B Board of Director‘s Report Chapter C Financial Statements

CHAPTER A Description of the Corporation's Business

Chapter A Description of the Corporation‘s Business

1.	Matrix ‘s Opertions and Description of Its Business Development	5
2.	Fields of Operation	8
3.	Investments in Matrix's Equity and Transactions in Its Shares	10
4.	Distribution of Dividends	10
5.	Financial Information Regarding the Matrix’s Fields of Activities	11
6.	General Environment and the Effect of Outside Factors	13
7.	Description of Matrix's operations by areas of activity	20
8.	Backlog	47
9.	Seasonality	50
10.	Property, Plant, and Equipment, Land, and Facilities	51
11.	Human Capital	52
12.	Working Capital	56
13.	Financing	56
14.	Taxes	58
15.	Restrictions and Oversight Applicable to the Matrix’s Operations	58
16.	Legal Proceedings	60
17.	Goals and Business Strategy	61
18.	Financial information with regard to geographic areas	64
19.	Discussion of Risk Factors	64
20.	Glossary	73

1.     Matrix’s Activities and Description of Its Business Development

1.1.	General

Matrix IT Ltd.,1 (the “Company”), together with its subsidiaries, is a company operating in the fields of Information Technology (IT) Solutions and Services, Consulting, and Management in Israel and overseas.

The Matrix Group employs approximately 11,570 software, hardware, engineering, integration, and training personnel, who provide services in advanced fields of Information Technology and Management to hundreds of customers in the Israeli market, as well as customers in the US market, while specializing in the areas of banking and finance, government and the public sector, security, transportation, high-tech and startups, health, industry, retail and trade, education and academia. The Group is also engaged in the sale and marketing of software and hardware products from a wide range of manufacturers from Israel and  around the world, as well as in the provision of consulting services, project management and multidisciplinary engineering consulting. The solutions, services, and products provided by the Group are designed to enhance its customers' competitiveness in the markets in which they operate by addressing their unique needs in the fields of IT, operational optimization  and in the field of  management and engineering.

1.2.	Substantial purchase or sale of assets

1.2.1.	On 24 April 2022, a transaction was completed in which the Company sold holdings representing 45.2% of the issued share capital of the Company, Infinity Labs R.&D. Ltd. (“Infinity”) in exchange for NIS 154.5 million, such that after completing the transaction, the Company will be retain 4.9% of Infinity's share capital. Following the transaction, the Company recorded a net capital gain after tax of approximately NIS 121 million and ceased consolidating Infinity in its financial statements (Infinity was included in the Information Technology Solutions and Services, Consulting, and Management segment in Israel), effective from the second quarter of 2022. See Note 3a to the financial statements for details.

1.2.2.	On 19 June 2022, the Company completed the acquisition of RDT Equipment and Systems 1993 Ltd. (“RDT”), which markets solutions and systems for a wide range of technologies, including control and automation systems, test and measurement equipment (T&M), advanced technological solutions for data communication testing, EMC, and RF (Radio Frequency). RDT also serves as a representative in Israel for dozens of international companies.

1.2.3.	On 1 January 2023, the Company completed the acquisition of Zebra A.G.R Ltd. ("Zebra"), which specializes in the distribution of software solutions and products in the fields of cybersecurity and data communication. See Note 3b to the financial statements for details.

1	The Company was incorporated in Israel on 12 September 1989 and is a publicly traded company whose shares were listed for trade on the Tel Aviv Stock Exchange in May of 1993.

Description of the Corporation's Business    5

1.2.4.	On 13 November 2024, the Company, through its subsidiary Matrix Holding US LLC, completed the acquisition of 51% of the interests in Alacer, which is engaged in providing advisory services and expert supply in the area of Governance, Regulation & Compliance, within the American financial market. See Note 3c to the financial statements for details.

1.2.5.	On 3 December 2024, the Company completed the acquisition of Moshe Ortec Holdings Ltd., which holds Ortec Marketing, Equipment & Supply Ltd. (“Ortec”) which imports, distributes, sells and provides support and characterization services for automatic manufacturing machines used for component assembly, as well as automated inspection machines used for assembly processes and components on production lines in the fields of industry equipment, medical devices, military equipment, lasers, and sensors for civilian and security applications, optical communication systems, radar systems for cars. Additionally, it serves as a representative in Israel for dozens of international manufacturers. See Note 3d to the financial statements for details.

1.2.6.	After the reporting date, on 4 February 2025, the Company completed the acquisition of Gav Systems Ltd. and Gav Expert Ltd. ("Gav"), which provide outsourcing services, primarily for IT and software professionals. See Note 25 to the financial statements for details.

1.3.	Holding structure

Below is the Company's holdings chart in the Matrix Group2 as of the Company's 2024 annual report date (the "Report"), classified by areas of activity:

2	The chart includes material and additional companies. It is clarified that in addition to the holdings in the companies presented in the chart, the Company also holds interests in other companies.

Description of the Corporation's Business    6

Tree 23

MATRIX I.T. LTD
MATRIX DEFENSE LTD.
TACT COMPUTERS & SYSTEMS LTD.
MATRIX TESTINGS & AUTOMATION LTD. (1)
JOHN BRYCE TRAINING LTD.
MATRIX I.T. SYSTEMS LTD.
MATRIX IT INTEGRATION & INFRASTRUCTURES
TANGRAM SOFT LTD.
MATCHPOINT IT LTD. (90.1%)
ITD GROUP LTD. (MEDIKA) (75%)
KBIS LTD. (51%)
MATRIX IT ADVANCED INFORMATION SYSTEMS LTD.
INFINITY LABS R&D LTD. (4.9%)
MATRIX IT SOFTWARE PRODUCTS LTD.
MATRIX US HOLDINGS LLC (95%)
MATRIX-IFS (EXZAC INC.)
ALACER MATRIX LLC (51%)
AVIV ENGINEERING MANAGEMENT & INFORMATION SYSTEMS (85%)(2)
DANA ENGINEERING LTD. (90.5%)
MATRIX IT ERP SOLUTIONS LTD.
2B SECURE LTD.
PROGRAMA LOGISTICS SYSTEMS LTD. (73%)
INTEGRITY SOFTWARE (2011) LTD. (65.25%)
MEDATECH INFORMATION TECHNOLOGIES LTD.
XTIVIA TECHNOLOGIES, INC
STONS INC. (70%)
XTIVIA INC.
MATRIX IT GLOBAL SERVICES LTD.
BABCOM CENTERS LTD.
MATRIX L.T. GLOBAL SERVICES BULGARIA EAD
MATRIX I.T. GLOBAL SERVICES, MACEDONIA DOOEL SKOPJE
MATRIX IT CLOUDZONE LTD.
CLOUDZONE PORTUGAL LTD.
GESTETNERTEC LTD. (75.5%)
CAMBIUM (2014) LTD. (55%)
RDT EQUIPMENT AND SYSTEMS LTD.
ASIO VISION LTD
ORTEC MARKETING AQUIPMENT AND SUPPLY LTD.
MATRIX DNA LTD. (60%)
ZEBRA AGR LTD (70%)
ALL COMPANIES ARE 100% OWNED EXCEPT FOR THOSE THAT ARE EXPLICITLY STATED OTHERWISE, WHOSE REMAINING SHARES ARE HELD BY THE FOUNDERS Q UNRELATED THIRD PARTIES.
1. 7% OF THE SHARE CAPITAL IS HELD BY MATRIX TESTING ITSELF.
2. 6% OF THE SHARE CAPITAL IS HELD BY AVIV ITSELF.
SOLUTIONS AND INFORMATION TECHNOLOGY SERVICES CONSULTING AND MANAGEMENT IN ISRAEL
SOLUTIONS AND INFORMATION TECHNOLOGY SERVICES IN US
CLOUD INFRASTRUCTURES AND COMPUTING
SALES. MARKETING AND SUPPORT OF SOFTWARE PRODUCTS

Description of the Corporation's Business    7

2.	Areas of activity

Areas of activity  The Group is engaged in four (4)3 areas of activity: (1) Information Technology Solutions and Services, Consulting, and Management in Israel; (2) Information Technology Solutions and Services in the United States; (3) Sales, Marketing, and Support of Software Products; and (4) Cloud and Computing Infrastructures-which provide solutions, services, and products mainly to the following customer sectors ("sectors"): banking and finance, high-tech and startups, government and the public sector, defense, transportation, health, industry, retail and trade, education and academia. Unique divisions operate in each one of these sectors, specializing in providing specific solutions to the particular sector in which they operate, as well as managing and carrying out projects for the departments across the  Company.

The specialization in the various sectors is reflected in the applicative, professional, and marketing facets of that sector. Accordingly, a professional and marketing infrastructure is developed in each sector which is required to support such sector.

Below is a table presenting the percentage breakdown of the Company's sales from its customers, categorized by sectoral affiliation, for the Company's overall operations:

Sector	2024	2023
Banking, finance, and insurance	18.1%	18.1%
Government	18.3%	17.6%
Hi-Tech	16%	14.1%
Industry, retail, and commerce	13.2%	10%
Defense	10.7%	8.9%
Transportation	6.1%	6.8%
Healthcare	6.7%	5.7%
Communications	2.8%	3%
Other*	8.2%	15.8%

* As part of the 2024 periodic report, the Company refined the classification of customers by areas of activity.

In addition to the four focused areas of activity detailed above, the Matrix Group operates cross-organizational units that provide specialized services across all areas of activity and sectors.

o	Centers of Expertise – approximately 30 Centers of Excellence (CoEs) in areas such as: AI, machine learning, Digital, Cloud, Customer Experience, Mobile, Data, Security & Cyber, Learning Technology, DevOps, Agile & ALM, ERP, CRM, Smart Campus, Low Code Data Bricks, etc. The Centers of Expertise are based on an organizational approach aimed at providing significant professional and technological added value to both the Company’s development teams and its customers. This includes expert groups specializing in various content areas, hands-on experience with specialized technologies, an implementation framework (including, among other things, methodologies and best practices) that shortens time-to-market and reduces risks, technological guidance from the Company’s CTO team, and more.

3	As of the 2024 periodic statement, the Company presents the training and implementation activity, which was presented in the past as a separate operating area of activity and constituted approximately 3.4% and 2.9% of the Company’s total sales and operating profit in 2023, as part of the IT, Consulting, and Management Solutions in Israel segment. For additional details regarding training operations, see Section 1.2.4 to the Board of Directors Report.

Description of the Corporation's Business    8

o	Comprehensive management and engineering consulting services, from strategy formulation and management consulting to execution and change implementation. This includes managing complex projects, such as large-scale engineering projects, extensive engineering supervision projects, particularly in the transportation sector, national infrastructure projects, and projects in planning and environmental quality. Additionally, the Company provides multidisciplinary engineering consulting services as well as consulting and implementation services in supply chain management and operational logistics management.

o	Matrix R&D and Offshore Services provides expert services for software development roles, as well as software testing and quality assurance services, using offshore and nearshore models.

Below is a summary description of the four areas of activities:

Information Technology Solutions and Services, Consulting, and Management in Israel;

This activity includes a wide range of technological and other solutions and services in the areas of enterprise core systems, Data and AI, cybersecurity, digital solutions, and more. Among these solutions, the Company engages in the development of large-scale technological systems and the provision of related services, the execution of IT and software integration projects, and the development of operational solutions and systems - C4ISR for security organizations in Israel and worldwide, outsourcing services, professional services by experts and consultants, offshore/nearshore services, BPO and Call Center services, software project management, software development, software testing and QA, enhancement and upgrading of existing technological systems, as well as training and implementation services. In addition, this activity includes management consulting and multidisciplinary engineering and operational consulting services, including supervision of complex engineering projects, particularly infrastructure projects in the transportation sector.

IT Solutions and Services in the United States

This activity is carried out through two branches, Matrix US Holding and Xtivia, each of which owns several subsidiaries in the United States.
The activity includes providing solutions and expert services in the fields of Government, Risk & Compliance (GRC), fraud prevention, cyber risk mitigation, and anti-money laundering, as well as specialized advisory services in these areas. Additionally, it includes specialized IT services for the healthcare sector.
This area of activity also includes the provision of specialized technological solutions and services in the fields of portals, BI, CRM, DBA and EIM, dedicated solutions for the US government contracting market, software product distribution and marketing services, and professional services and offshore solutions, including through employees in the Company's operational centers in India. The operations also include professional services and projects carried out by experts from across the Matrix Group, serving as a gateway to the business model of exporting the Company's services and products to the US market.

Sales, Marketing and Support of Software Products;

This activity primarily includes the sale and distribution of software products (mainly from foreign software manufacturers) across various fields, such as control and monitoring products, cybersecurity, communication solutions, virtualization, knowledge management products, databases and Big Data, open-source systems, and IT management products. It also includes providing professional support services for these products, as well as implementation projects, training, support, and maintenance for integrated products and systems.

Description of the Corporation's Business    9

Cloud and Computing Infrastructures

The Company's activity in this area primarily includes providing a wide range of cloud solutions and services, including sales, service, and support for public cloud (PaaS, SaaS, IaaS) and private cloud at all implementation stages - consulting, architecture, development, deployment, environment management, and support - as well as advanced FinOps services (through the Company's specialized business unit, CloudZone). It also includes computing solutions for IT infrastructure, communication solutions, marketing and sales of hardware, software licenses, and peripheral equipment for business customers, along with related professional services. Additionally, the Company offers multimedia solutions and command-and-control centers for smart offices, office automation and printing solutions, sales and marketing of test and measurement equipment, communication, cybersecurity, and RF solutions, automation projects and integration, advanced calibration services, and industrial video and image processing solutions (through RDT Equipment and Systems and Asio Vision). Furthermore, the Company is engaged in the import, sales, and service of automated manufacturing machines for component assembly and automated testing machines for assembly processes and components in production lines across various industries, including industrial, medical, military, laser, and sensor applications for civilian and defense purposes, as well as optical communication systems and automotive radar systems.

3.	Investments in Matrix's Equity and transactions in its shares

In the years 2023–2024 and up to the report date, no investments were made in the Company's equity (other than the exercise of options or the vesting of restricted stock units (RSUs) by officers), and no material transactions in the Company's shares were conducted by interested parties outside the stock exchange.

For details regarding share-based payments, see Note 18 to the financial statements.

4.	Distribution of Dividends

4.1.	For details regarding the dividends distributed by the Company during 2023 and 2024 and up to the date of the report's publication, see Note 17(e) to the financial statements.

4.2.	Retained earnings

As of 31 December 2024, the distributable retained earnings (based on the retained earnings balance) amount to NIS 708,634 thousand.

4.3.	Dividend distribution policy

For details regarding the dividend distribution policy, see Note 17(e) to the financial statements.

4.4.	Restrictions on the corporation's ability to distribute dividends

For details regarding the financial covenants to which the Company has committed, see Notes 10(d) and 19(a)(1) to the financial statements.

Description of the Corporation's Business    10

5.	Financial Information Regarding the Matrix’s Fields of Activities

Below are the key results of the Company, by areas of operation, for the years 2022–2024:

2024
	IT Solutions and Services, Consulting, and Management in Israel	Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Sales from unrelated parties	3,227,608	425,971	1,465,935	460,024	-	5,579,538
Intersegmental sales	109,659	30,794	49,996	915	(191,364)	-
Total sales	3,337,267	456,765	1,515,931	460,939	(191,364)	5,579,538
Fixed expenses	233,529	14,265	59,972	44,914	-	352,680
Variable expenses	2,743,966	366,342	1,299,558	348,245	18,673	4,776,784
Total operating expenses	2,977,495	380,607	1,359,530	393,159	18,673	5,129,464
Operating profit	250,113	45,364	106,405	66,865	(18,673)	450,074

2023
	IT Solutions and Services, Consulting, and Management in Israel	Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Sales from unrelated parties	3,028,576	294,236	1,430,913	478,380	-	5,232,105
Intersegmental sales	90,917	35,491	83,106	8,809	(218,323)	-
Total sales	3,119,493	329,727	1,514,019	487,189	(218,323)	5,232,105
Fixed expenses	212,272	11,852	86,588	45,844	-	356,555
Variable expenses	2,610,646	246,261	1,256,368	356,368	12,487	4,482,131
Total operating expenses	2,822,918	258,113	1,342,956	402,212	12,487	4,838,686
Operating profit	205,658	36,123	87,957	76,168	(12,487)	393,419

Description of the Corporation's Business    11

2022
	IT Solutions and Services, Consulting, and Management in Israel	Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT solutions and services in the US	Adjustments	Total
Sales from unrelated parties	2,642,988	249,855	1,345,573	434,273	-	4,672,689
Intersegmental sales	73,343	21,174	81,843	628	(176,988)	-
Total sales	2,716,331	271,029	1,427,416	434,901	(176,988)	4,672,689
Fixed expenses	187,449	8,578	52,518	43,810	-	292,356
Variable expenses	2,256,325	217,077	1,216,448	330,235	9,761	4,029,845
Total operating expenses	2,443,774	225,655	1,268,966	374,045	9,761	4,322,201
Operating profit	199,214	24,200	76,607	60,228	(9,761)	350,488

The Company does not maintain accounting records and/or a costing system that distinguishes between fixed and variable costs. Therefore, the aforementioned breakdown is performed for reporting purposes only. In calculating fixed costs, the Company included rental costs (including property tax, electricity, communication, etc.), depreciation and amortization (including depreciation related to leases and leasing), and general and administrative expenses.

The 2022 results do not include the one-time gain from the sale of the Company's investment in Infinity, amounting to approximately NIS 151 million (before tax).

For further details, see Notes 1(a) and 24 to the financial statements and Sections 1.2.4 and 1.2.5 of the Board of Directors' report.

Description of the Corporation's Business    12

6.     General environment and the effect of outside factors

The Group's operations may be materially affected by several key general and external factors in the primary geographic markets in which it operates, primarily Israel and the United States.

The Israeli market

6.1.	Israel economic environment

The Israeli economy is directly influenced by the global economy. As of the date of this report, the global economy has continued to stabilize after facing the effects of the significant increase in inflation rates in recent years, which was followed by rising interest rates during the post-COVID-19 period.

While the global economy has shown signs of stabilization, the Israeli economy experienced complex, unique local events over the past year with significant impact, foremost among them being the Iron Swords War, which continues as of the report date. The security situation and the uncertainty surrounding it, have led to a downward revision of the country's economic growth forecast, an expected increase in the government deficit and the debt-to-GDP ratio, and a downgrade of Israel's credit rating. For details, see Section 1.1.2 of the Board of Directors' report.

6.2.	IT market trends:

This section outlines the global trends in this field for 2024, which have also been reflected in the Israeli IT market.

The year 2024 marked the beginning of a recovery trend in the global technology market. According to Forrester's 2024 data,4 once the year-end figures are published and consolidated, global technology spending is expected to grow by 4.6%, with the software sector anticipated to show growth of approximately 11.5%, and IT services by 3.6%. In contrast, according to Gartner,5 the expected growth in 2024 is projected to be 7.7%, with the software sector anticipated to grow by 12%, and IT services by 5.6%.

According to Gartner, the sector expected to show the highest growth in 20246 is Data Centers, with a projected growth rate of 39.4%, surpassing even the anticipated growth in Cloud Computing, which has led in percentage growth in recent years, with an expected increase of 19.2% in 2024, particularly in the IaaS segment, which is projected to grow to 21.3%.7

Gartner explains that the exceptional growth in Data Centers is driven by the accelerated adoption of smartphones, PCs, and AI-optimized servers. 70% of AI servers (AI Optimal Services) are purchased by service providers and Hyper-Scalers.

[4]	https://www.forrester.com/report/global-tech-market-forecast-2024-to-2029/RES182048

[5]	https://www.gartner.com/en/newsroom/press-releases/2025-01-21-gartner-forecasts-worldwide-it-spending-to-grow-9-point-8-percent-in-2025

[6]	https://www.gartner.com/en/newsroom/press-releases/2025-01-21-gartner-forecasts-worldwide-it-spending-to-grow-9-point-8-percent-in-2025

[7]	https://www.gartner.com/en/newsroom/press-releases/2024-11-19-gartner-forecasts-worldwide-public-cloud-end-user-spending-to-total-723-billion-dollars-in-2025

Description of the Corporation's Business    13

In Israel, IT spending forecasts for 2024 are still significantly influenced by the geopolitical situation and the uncertainty stemming from it. According to STKI, the 2024 data is expected to show an increase of only 2.95%.

Looking ahead to 2025, analysts predict that the growth rate of technology spending will continue its recovery and expansion trend.  According to Forrester, global technology spending in 2025 is expected to grow to 5.6%, with the software sector projected to grow by 10.5% and IT services by 3.6%.8

According to Gartner, global IT spending is expected to grow by 9.8% in 2025, with the software sector projected to grow by 14.2% and IT services by 9%.9 Also in 2025, the adoption of AI-optimized equipment will drive an increase in Data Center spending, which will continue to grow, albeit at a slightly lower rate, reaching 23.2%. Similarly, Cloud spending is expected to grow by 21.5%, with IaaS growth projected to be 24.8%.10

In Israel, according to STKI, a recovery in local IT spending is also expected, reaching a growth rate of about 8.17%.

A separate and additional reference to the expected implications of the "AI revolution," particularly GenAI and AI Agents, should be included ..

The above information regarding the IT market constitutes forward-looking information, as defined in the Securities Law, and is based on analyses, public information, and analyst estimates as of the report date. The information may not materialize, in whole or in part, or materialize differently, including materially differently than expected, among other things, as a result of market competition, the economic situation of the market, and/or as a result of the realization of any or some of the risk factors listed in Section 19 of the Report.

6.3.	The High-Tech Industry and the lack of human capital in the technological and related professions:

In 2024, the slowdown in Israel's high-tech sector continued, a trend that worsened due to the implications of the disputes surrounding the judicial reform and the impact of the Iron Swords War. All these factors led to a sharp decline in investments in the high-tech sector in 2024, particularly from foreign sources. This was reflected, inter alia, in a decrease in the number of startups and a decline in demand for technological personnel, with an emphasis on less experienced employees (juniors). As a result, workforce reductions and layoffs occurred in some companies in the sector, including in the development centers of multinational high-tech companies. A large part of those who were laid off were re-employed in the industry, which still suffers from a shortage of technological manpower, particularly in certain roles,11 especially experienced professionals.

[8]	https://www.forrester.com/report/global-tech-market-forecast-2024-to-2029/RES182048

[9]	https://www.gartner.com/en/newsroom/press-releases/2025-01-21-gartner-forecasts-worldwide-it-spending-to-grow-9-point-8-percent-in-2025

[10]	https://www.gartner.com/en/newsroom/press-releases/2024-11-19-gartner-forecasts-worldwide-public-cloud-end-user-spending-to-total-723-billion-dollars-in-2025

[11]	According to the CBS publication dated 15 July 2024, on the number of job vacancies for April–June 2024, the number of job vacancies in the high-tech sector in the second quarter of 2024 decreased to approximately 11,800, representing a decline of more than 8% compared to the corresponding quarter in 2023. https://www.cbs.gov.il/he/mediarelease/DocLib/2023/230/20_23_230hightec.pdf

Description of the Corporation's Business    14

Overall, the declining demand for employees in high-tech companies may make it easier for the Company to recruit and retain employees, and to mitigate the pressure for wage increases on the part of the employees. At the same time, the slowdown in the high-tech industry could lead to a decrease in demand and even damage to some of the Company's customers in this area of activity and consequently cause damage to the results of the Company's activities.

The information in this section regarding human resource challenges, the crisis in the high-tech industry, and their implications for the Company's operations constitutes forward-looking information, as defined in the Securities Law. It is based on management's estimates as of the date of this report and its business experience. The information may not materialize, in whole or in part, or materialize differently, including materially differently than expected, among other things, as a result of market competition, the economic and general situation of the market, and/or as a result of the realization of any or some of the risk factors listed in Section 19 of the Report.

6.4.	Additional general trends that have been shaping the Israeli IT market over time and creating opportunities for the Company to expand its business and market share include, inter alia:

o	A focus on large and financially stable suppliers – Given the complexity of services in the Company's areas of activity and their importance, including for business improvement and/or business continuity of customers, there is an inherent preference for large suppliers with proven execution capabilities and high financial stability, such as the Company.

o	Mergers and acquisitions – Some of the trends outlined above have led to increased consolidation and a rise in mergers and acquisitions of medium and small IT companies by larger, financially capable companies. The Company's leading position, financial strength, and cash reserves, along with its reputation and extensive experience in mergers and acquisitions of IT companies, may create opportunities to acquire companies operating in complementary fields adjacent to the Company's areas of activity. Such acquisitions, at economically favorable prices relative to their potential, could expand the range of services offered by the Company and broaden its customer base.

o	Offshore, Nearshore, and Outsourcing Activities – The constant need for operational efficiency and cost savings in large organizations, alongside the shortage of technological personnel, creates an incentive for cost-effective and economical solutions. Additionally, there is a growing trend of relocating parts of development teams abroad as a resilience mechanism to ensure business continuity during times of war in Israel. This trend is expanding Matrix’s operations in Eastern Europe. This trend may lead to the expansion of the Company's business in these areas through Matrix Offshore and R&D Services and Babcom. [For further details, see Section 7.1.1(b) of the report].

o	Defense Activity – Against the backdrop of geopolitical uncertainty worldwide and the security situation in Israel, there has been an increase in the activity levels of defense companies, as well as in the volume of their contracts and backlogs. This trend accordingly generates strong demand from defense customers for development services, professional services, and other work scopes from these customers. Additionally, the uncertainty arising from escalating geopolitical tensions in Israel and worldwide increases the threat levels faced by customers in the fields of cybersecurity and information security. Accordingly, this drives strong demand in these areas, as well as in the sale and marketing of infrastructure and equipment to establish or enhance business continuity (BCP) and disaster recovery plans.

Description of the Corporation's Business    15

The above information regarding trends in the IT market constitutes forward-looking information, as defined in the Securities Law, and is based on management's estimates and business experience. The information may not materialize, in whole or in part, or materialize differently, including materially differently than expected, among other things, as a result of market competition, and/or as a result of the realization of any or some of the risk factors listed in Section 19 of the Report.

6.5.	The US market

a.	The global technological trends detailed in Section 6.3 above are also relevant, particularly to the US market.

b.	The US IT market is directly influenced by economic developments in the United States. Throughout 2024, the US economy continued its recovery, including a decline in inflation rates and a reduction in interest rates. In terms of GDP growth, the US GDP increased by 2.8% annually in 2024, compared to 2.9% in 2023.

c.	According to Forrester,[12] once the 2024 year-end data is published and consolidated, the US technology market is expected to show a growth of 5.8% in 2024 (compared to 4.6% globally) and an additional 5.6% growth in 2025 (matching the global rate).

The data is expected to show an increase of 11.5% in software spending in the US market in 2024 and 10.7% in 2025. The report is also expected to show a 3.9% increase in IT services spending in 2024 and a 3.5% increase in 2025. In 2024, the financial sector's share of total IT spending is estimated to be close to a quarter, at approximately 23.3%.

d.	Regulatory requirements and operational and reporting guidelines in the US financial sector drive the demand for the Company's GRC services. Due to the war between Russia and Ukraine, tensions with China, and fluctuations in the capital markets, the US government has tightened financial regulations, driving demand in the GRC market. Financial institutions have continued to invest in systems for anti-money laundering and fraud prevention. Additionally, cybersecurity regulations have been tightened, with the US Securities and Exchange Commission (SEC) increasing reporting requirements for cyber incidents, leading to growing demand for AI-based risk detection tools. Furthermore, the rise in digital transactions, including the massive increase in digital payments, fintech growth, and cyber risks, has intensified regulatory oversight, particularly in fraud prevention, requiring the implementation of advanced systems. The development and institutionalization of cryptocurrencies further reinforce the need for regulatory oversight and anti-money laundering measures. These regulations and reporting requirements generally have a positive impact on the demand for the Company's services, as they create a need for process and structural changes that require adjustments in IT systems and tailored solutions, often within a limited and short timeframe.

The US elections held in November 2024 and the election of Donald Trump as President may have conflicting potential impacts on the Company's operations in the US. On the one hand, there are potential positive effects- the emphasis on national security, including cybersecurity, may drive increased demand for cybersecurity and AI solutions; labor shortages in the US, which could worsen due to restrictive immigration policies, may increase demand for skilled personnel, potentially boosting demand for professional services provided by the Company's centers in Israel, India, and Eastern Europe; and if the administration follows through on its stated intention to reduce the corporate tax rate to 15%, this would improve the Company's profitability and free up capital for additional investments. On the other hand, the new administration may ease financial regulatory requirements, which could reduce demand for traditional GRC systems, particularly in anti-money laundering and fraud prevention, potentially leading to a decline in demand for GRC and compliance services. Additionally, cuts to federal healthcare budgets may slow IT investments in the healthcare sector and delay IT upgrades in hospitals, which could impact the Company's clinical support services segment in healthcare. Furthermore, the "America First" policy could include tariffs on offshore services, potentially increasing the Company's operating costs and reducing the attractiveness of outsourcing for US customers.

12 https://www.forrester.com/report/us-tech-market-forecast-2024-to-2029/RES182051

Description of the Corporation's Business    16

e.	Similar to the Israeli market (see Section 6.2.1(c) above), the US also faces a shortage of experienced technological workforce. The shortage and competition for technological workforce and related professions in the US may have conflicting effects on the Company's business. On the one hand, the labor shortage makes it more challenging for the Company to meet the demand for its technological services and necessitates wage increases in its US operations to retain existing employees and recruit new ones, which could negatively impact profitability. On the other hand, the ability to work remotely has allowed the Company to reduce its office space and expand its capacity to employ staff from Israel and Eastern Europe to provide services to the US market. While this does not necessarily result in significant cost savings on labor (particularly concerning Israeli personnel), it provides an additional channel for meeting the demand for high-quality workforce in the US, which may lead to increased demand for the Company's services.

f.	The increase in the exchange rate of the US dollar against the Israeli shekel in 2024 had a positive impact on the Company's results in the Information Technology Solutions and Services segment in the US, as transactions in this sector are inherently conducted in dollars, while the Company's financial results are reported in shekels.

The above information regarding trends, implications, and effects constitutes forward-looking information, as defined in the Securities Law. It is based on management's estimates, business experience, and public information as of the report date, as well as on assumptions, analyses, public information, and analyst assessments as of the report date. The information may not materialize, in whole or in part, or may materialize differently, including materially differently than expected, due to economic slowdown, increased competition as a result thereof, and/or the realization of some or all of the risk factors outlined in Section 19 of the Report.

Description of the Corporation's Business    17

6.6.        Cyber

The escalation of cyber threats, particularly during a period of geopolitical tension, and even more so following the outbreak of the Iron Swords War, has led to an increase in the volume of incidents, threats, their intensity, attackers' capabilities, and the complexity of attacks. Consequently, there has been a rise in exposure to cyber risks, with a particular focus on Israeli entities. At the same time, rapid advancements in innovative technologies such as artificial intelligence (AI) and cloud computing are transforming the cybersecurity landscape, while also creating a broader attack surface for exploitation by threat actors. Among other threats, personalized phishing and Deepfake-based fraud have become more prevalent, alongside the accelerated shift to cloud services, which exposes the Company to risks such as account breaches and data manipulation. Additionally, the Company's reliance on third parties, including cloud service providers and SaaS platforms, exposes it to indirect risks. Security vulnerabilities in external providers' infrastructures could lead to data leaks, disruptions to business continuity, and loss of control over critical systems. The occurrence of a significant cyber threat targeting the core systems used by the Company for its day-to-day business operations, service delivery to customers, or third-party data stored within these systems could negatively impact the Company's operations and its ability to provide services to customers. Such an event could damage the Company's reputation, expose the Group to legal and regulatory proceedings, harm existing and/or future engagements, and result in substantial financial losses for the Company. On the other hand, concerns over cyber threats positively impact customer awareness of the need for cybersecurity solutions offered by the Company, particularly managed cybersecurity solutions and services, driving increased demand for these services provided by the Company.

The Company, which specializes in providing cybersecurity services to its customers, invests significant resources and efforts and continuously works to strengthen the protection of its systems against such threats. This includes implementing technological solutions within its systems, adopting methodologies and procedures to address cybersecurity incidents and risks, and responding to emerging threats such as the use of artificial intelligence (AI) for sophisticated fraud and phishing attacks. Additionally, the Company is aware of the security risks arising from reliance on external providers and digital supply chains and works to mitigate them through risk controls, periodic assessments, and compliance with information security standards. As part of its comprehensive policy in this field, the Company implements security mechanisms such as remote authentication, compliance with information security standards, regular updates and reviews of its security policies, periodic drills, employee training and awareness initiatives, and cybersecurity audits.

The Company's Board of Directors periodically receives briefings on the Company's preparedness for cyber threats and the actions taken to address these threats. The Company has a designated management official responsible for information security and cyber threat protection, as well as a Chief Information Security Officer (CISO) and a Data Protection Officer (DPO). Under their leadership, the Information Security Department, composed of professionals specializing in cybersecurity, is continuously engaged in protecting against cyber threats. The Information Security Department, in collaboration with external entities, conducts ongoing assessments of the Company's network and information asset protection levels. This includes performing security audits across various disciplines, such as risk assessments, penetration testing, vulnerability scans, survey-based evaluations, internal audits, and more. Additionally, the Company has a response team composed of professional experts and management personnel. In addition to implementing relevant methodologies, the Company conducts simulations of offensive cyber incidents against its systems and enhances its defenses based on the findings. In addition to utilizing its in-house expertise in this field, the Company has engaged with specialists in complementary areas of expertise.

Description of the Corporation's Business    18

The Company estimates that ongoing technological developments, the accelerated digital transformation of organizations, and global geopolitical tensions, including the Iron Swords War, the Russia-Ukraine war, and the US-China tensions, are expected to result in cybersecurity trends in 2025 that will be similar to those outlined above, and possibly even more challenging and complex.

According to Gartner,13 in 2024, global cybersecurity spending is expected to increase by 13.4%, with an additional growth of 15.1% projected for 2025. According to the same study, the two cybersecurity subfields expected to experience the most significant growth in 2025 are cloud security, with an anticipated growth of nearly 30%, and cloud services, with a projected increase of 15.6%. Additionally, security software is expected to grow by approximately 15.1%, with a significant portion of this growth driven by new challenges and risks arising from the increasing use of GenAI.

The above information regarding trends, implications, and effects in the cyber sector constitutes forward-looking information, as defined in the Securities Law. It is based on management's estimates, business experience, and public information as of the report date, as well as on assumptions, analyses, public information, and analyst assessments as of the report date. The information may not materialize, in whole or in part, or may materialize differently, including materially differently than expected, due to economic slowdown, increased competition as a result thereof, and/or the realization of some or all of the risk factors outlined in Section 19 of the Report.

[13]	https://www.gartner.com/en/newsroom/press-releases/2024-08-28-gartner-forecasts-global-information-security-spending-to-grow-15-percent-in-2025

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7.	Description of Matrix's Operations by Areas of Activity

7.1.	IT Solutions and Services, Consulting, and Management in Israel

For the rates of contribution (in percentages) of this area of activity to the Company's sales and operating profit in 2023 and 2024, see Section 1.2.4 of the Report of the Board of Directors.

7.1.1.	General - Types of Services in the Area of Activity

Below are the main services provided by the Company to its customers in the field of Information Technology Solutions and Services, Consulting, and Management in Israel, as well as developments in the sector that impacted the Company's performance in this business segment in 2024. Additionally, details on expected developments in this field that may materially affect these results in the short and medium term are provided.

a.	Integration projects

As part of this, the Company provides its customers with comprehensive solutions for required system domains, integrating services from multiple business areas detailed later in Section 7.1.1, as well as solutions from the Company's other business segments, including software product marketing, training and implementation, and . The integration of all these components is designed to provide a comprehensive solution to the customer's needs in the required domain. These projects are typically of significant financial scope and require a wide range of specialized expertise.

Examples include: the development of a comprehensive system for the Central Bureau of Statistics (CBS) for the implementation and operation of a central storage system, data accessibility, and workflow management; defense projects executed by the Company for the Ministry of Defense and security organizations abroad; and the establishment of an end-to-end computing solution to support the launch of a consumer credit operation for an insurance company, including managed infrastructure services and core software enabling this activity.  A project for the development of the next generation of a leading bank's digital infrastructure, based on a new and advanced technological platform.

The Company is also executing several major modernization projects, including for one of Israel's largest banks, within the government sector, and for a financial infrastructure company as part of a core system replacement process.

b.	Offshore/Nearshore

Provision of software development and testing services by local or offshore employees at rates lower than those typically found in Israel. The Company promotes its offshore and nearshore business under a unified brand, Matrix R&D and Offshore Services ("Matrix R&D and Offshore Services") abroad and under the Talpiot brand in Israel.

The activities of Matrix R&D and Offshore Services include:

Talpiot Project – A training and placement program for women in the ultra-Orthodox sector, under which the Company operates software development and testing centers employing women who have been trained by the Company. The centers are tailored to the needs of the target population at each location, including working hours, work environment, and supportive infrastructure. As a result, there is high demand for employment within these centers among the target population.

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The added value of the Talpiot Project (beyond being, in the Company's view, a first-tier national-Zionist initiative), is based on the availability of skilled talent with knowledge and experience, such as graduates of academic and engineering training programs, within the candidate pool for this project. This enables the rapid establishment of software development, automation, and QA teams while fostering long-term relationships with customers, built on the loyalty and high-quality capabilities of the employees in the project.

The Company also operates a development center in the south through its subsidiary Cambium, which operates in Dimona.

Provision of offshore services through the Company's subsidiaries in Eastern Europe (primarily in Bulgaria, Poland, Romania, Ukraine, and North Macedonia), targeting customers in Israel (mainly in the high-tech and startup sectors) and potentially also customers abroad.

c.	Cloud Computing Solutions

The Company's customers include global corporations, high-tech companies, enterprise organizations, government entities and public sector customers, academia, telecommunications, finance, healthcare, industry, and more.

In Israel, demand for these solutions is expected to continue growing, paltry due to the government's "Nimbus" project, which aims, among other things, to channel more government activities to cloud environments through the use of international cloud providers' services in the country. This project creates momentum for cloud adoption in the government, public, and defense sectors. The business sector is also shifting more activities to the cloud, and this trend is expected to intensify with the establishment of local cloud regions by Amazon, Google, and Microsoft, along with the government's significant steps toward cloud adoption.

The Company's main cloud computing solutions are concentrated in the CloudZone unit. For additional details about the CloudZone, see Section 7.4.2 below.

d.	BI and Big Data Solutions

"MatrixDnA" is the Group’s Data division. MatrixDnA specializes in the development and implementation of complex, customized data projects tailored to customers' needs, based on the world's most advanced technologies.

The Company employs hundreds of leading experts and provides a wide range of solutions, services, and expertise in various BI fields, as well as in Big Data, AI, and machine learning. Additionally, the Company specializes in providing consulting services for data strategy formulation and data architecture for organizations, helping them transform into Data-Driven Organizations.  According to Gartner, in 2025, the data sector is expected to grow by approximately 17%-20% as part of the overall growth in the AI field.

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e.	AI (Artificial Intelligence), GenAI, and Machine Learning Applications

"GenAI will Influence IT Spending, but IT Spending Won’t Be on GenAI Itself"14 – This is how Gartner describes the GenAI paradox: the segments of data centers, equipment, and software will experience double-digit growth in 2025, largely due to GenAI. However, investments in GenAI readiness have not yet yielded the functionality leap that GenAI is expected to provide, which should ideally result from such investments.

The Center of Expertise in the fields of artificial intelligence (AI) and deep learning was established by Matrix as part of the Matrix Defense operations. As part of this initiative, solutions were implemented for the defense sector, which serves as a pioneer and a key leader in the use of AI and deep learning technologies.

This Center of Expertise also provides "civilian" solutions, including, inter alia, solutions in the fields of text and automation, video, cyber anomaly detection in large networks, automated mapping, and robotics (autonomous vehicles and unmanned aircraft).

With the advancement of generative models such as ChatGPT, Gemini, Grok, Claude, Perplexity, CoPilot, DALL-E, Midjourney, SORA, and all open-source models, Matrix is developing and preparing for the next leap in AI, integrating AI into all relevant technological disciplines. The AI Center of Expertise leads the integration of AI capabilities across all divisions of Matrix. This integration has resulted in dozens of AI projects implemented by Matrix in 2024.

Additionally, the Hi-Tech Operations Division of Babcom (see below) offers a unique service that enables the production of labeled data for AI processes. This activity enables the tagging and annotation of various types of data (text, images, video, audio, and more) for AI technologies across a range of industries, including healthcare, transportation, defense, cybersecurity, retail, agriculture, and more.

Matrix also sells infrastructure (hardware, cloud, and communications) and software that support organizations in transitioning to the cloud.

f.	Professional Services Provided by Experts and Consultants

As part of this activity, the Company provides its customers with consultants and professional experts across the full spectrum of technological fields and information systems. Most consultants operate from the customers' offices, with the customers being responsible for their deployment and management. The Company provides these professional services to a wide range of customers across all sectors of the economy. To the best of the Company's knowledge, the main advantage customers perceive in this engagement model is increased managerial flexibility regarding workforce scaling based on changing needs, as well as the professional support and framework the Company provides to both its employees and customers.

[14]	https://www.gartner.com/en/newsroom/press-releases/2025-01-21-gartner-forecasts-worldwide-it-spending-to-grow-9-point-8-percent-in-2025

Description of the Corporation's Business    22

g.	Software Testing

The Company operates in the field of software testing, QA, and test automation through Matrix Testing and Automation, specializing in providing both manual and automated testing services across various technologies and sectors. It develops unique testing methodologies while utilizing a range of solutions and tools suited to different environments. Services are offered through various business models tailored to customer needs, including on-site consultants, full responsibility for a managed service project, execution from a remote site in a nearshore or offshore model, or a hybrid model. Additionally, the Company provides services based on automated testing environments and represents several leading software products in the field, including AI-powered solutions.

h.	Cyber and Information Security Solutions

Matrix operates in this field primarily through its subsidiaries: 2Bsecure Ltd., Integrity Software Ltd., Matrix Defense Ltd., Tangram Soft Ltd., and Zebra A.G.R. Technologies Ltd.

2Bsecure provides a wide range of information security services to organizations in Israel and worldwide, including penetration testing, risk assessments, guidance and implementation of secure development processes, development of multi-year strategic work plans, supply chain security management, executive drills, and a broad array of cybersecurity and information security solutions. The Company also offers risk management services and assists organizations in achieving compliance with information security and privacy regulations such as the Privacy Protection Law, ISOX, HIPAA, ISO 27001, and GDPR. Recently, many organizations have been migrating part of their information assets to the cloud, where there are numerous information security requirements and regulations. 2Bsecure specializes in providing regulatory consulting, compliance solutions, and technological responses to these challenges. 2Bsecure also executes information security projects, including the sale of cybersecurity and information security products from the world's leading manufacturers in these fields.

Additionally, the Company operates an advanced Security Operations Center (SOC) that monitors dozens of customers both in Israel and worldwide. This includes providing Incident Response Team (IRT) services, where, in the event of a critical incident, the team is rapidly deployed on-site or connects remotely when possible to provide response and mitigation. In recent years, 2Bsecure has handled dozens of organizations that have been attacked. The Company also provides solutions for CIMC (Critical National Infrastructure) entities.

As part of its response to the increasing threats and rising sophistication of attacks, 2Bsecure utilizes advanced AI solutions in its SOC framework and other services it provides. 2Bsecure leads its customers in adopting AI and automation technologies for defense strategies, ensuring secure and localized use of AI tools. Additionally, 2Bsecure provides custom-developed solutions not only for real-time attack response but also for the protection and maintenance of information systems and IT infrastructure, ensuring more immediate, precise, and effective security.

Additionally, the Company's subsidiaries are engaged in the distribution of software solutions in the fields of information security and data communication.

Description of the Corporation's Business    23

i.	Digital Strategy, Customer Experience, and Mobile

The Company's Center of Expertise in Customer Experience (CX) provides organizations with advanced technological solutions as part of a customer-driven digital strategy and an actionable work plan for executing digital transformation. Digital transformation processes within organizations drive the development of channel-based and omnichannel projects such as CRM, digital, mobile, customer analytics, and IoT.

Additionally, the Company provides advanced solutions in digital transformation, hyper-automation, and system modernization, including RPA-based process automation, core system modernization, and the development of digital solutions using low-code platforms. The Company also specializes in developing portals, websites, e-commerce platforms, and online business and service solutions for organizations across various sectors, including banking and finance, healthcare, government, defense, retail, media, and more.

The Company has extensive expertise and knowledge in implementing and integrating digital solutions for the financial sector, combining expertise in executing digital projects with the representation of various financial solutions.

Through its Center of Expertise in Mobile and a large development and implementation group specializing in mobile applications and solutions, the Company has developed a wide range of applications across business and commercial domains, with a particular focus on enterprise applications. The integration between the mobile unit and other development units within the Company (such as BI/DnA, Cloud, and more) enables a broader development and solution framework, allowing for the creation of mobile applications that provide an optimal customer experience while leveraging cloud services and analytics.  Examples of such projects in 2024 include: the renewal of digital channels for a major bank, digitization as part of the “One Soul reform” at the Ministry of Defense, and digital channels for the Israel Electric Corporation.

j.	ERP

The Company's ERP operations are based on: 1. The Tafnit system, an ERP system developed by the Company and owned as its intellectual property. It includes leading vertical modules in the fields of non-bank credit, vehicle and leasing company management, and other areas. This year, a trend has begun of transitioning the system to cloud-based implementation. In operations based on Tafnit, the Company primarily operates in the financial sector with non-bank credit management systems, which are implemented in many of Israel’s leading non-bank credit companies. Additionally, the Company operates in the healthcare sector (hospitals), the education sector (academic institutions), the retail sector, the automotive sector, and the consumer goods sector (mainly electrical appliances), among others. The Company is developing a solution based on the Tafnit system for a leading insurance company, enabling the establishment, management, and operation of consumer credit services for its customers. The solution provides end-to-end management of the operation, from the initial customer inquiry through loan origination, management, and repayment. The

Description of the Corporation's Business    24

solution also includes a digital customer interface and an interface for the insurance company’s representatives.  The Company also operates in the logistics sector, including the implementation of WMS (Warehouse Management System) solutions - advanced systems for managing logistics centers and distribution hubs. These systems are deployed in major logistics centers and large warehouses across Israel. 2. Priority solutions, implemented through the subsidiary Medatech, which is the leading implementer of Priority solutions in Israel. Medatech serves over 1,500 customers across a wide range of industries and specializations. To meet the unique requirements of businesses in various industries, Medatech has developed specialized modules that expand the built-in functionality of Priority solutions. Medatech's efficient support for various sectors and applications is based on dedicated vertical solutions developed by Medatech on the Priority software infrastructure. These include verticals for the construction and real estate industry, trade sector, medical companies, industrial sector (plastics, chemicals, hard metals, pharmaceuticals, medical devices, and more), high-tech, distribution, customer service, project management, and more. Medatech provides an end-to-end solution for all information system management activities at customer sites implementing Priority solutions. The Company provides complementary solutions for the Priority system, such as BI, web applications, and more. Additionally, through Medatech's subsidiary, Medatech Systems, it offers cloud hosting services as well as technical support for existing infrastructure at customer sites, including databases, operating systems, networks, and more.

k.	CRM

The Company specializes in CRM implementations, primarily those based on Microsoft Dynamics CRM solutions and the Salesforce platform. The Company also specializes in migration projects from older CRM solutions and systems to new platforms, as well as in cloud migration projects.  In 2024, Matrix continued to expand and implement CRM solutions in various organizations, including Mekorot, Excellence, BDI, Netivei Ayalon, Netivei Ayalon/Public Transportation, the Ministry of Agriculture, the legal division of Bank Hapoalim, and more.

l.	Matrix Defense – Consulting, Research, Development, and Systems Engineering in the Defense Sector

Matrix Defense is a leading entity in the defense technology sector, with decades of experience and hundreds of successful and complex projects for critical defense systems.

Matrix Defense is recognized as a "defense industry" entity under the guidance of MALMAB, following the defense establishment's identification of the Company as having a significant presence in the defense sector and its involvement in key projects for the defense establishment.

The division employs hundreds of experts with extensive operational and technological experience, providing services to the IDF, the Ministry of Defense, and leading defense industries, as well as participating in projects for international defense organizations.

Description of the Corporation's Business    25

Matrix Defense specializes in engineering, technology, cybersecurity, and deep learning (AI & Deep Learning). It integrates advanced technologies into complex operational environments, planning and executing technological projects in fields such as Geographic Information Systems (GIS), NLP, video and image processing, advanced cybersecurity and intelligence - including embedded devices, embedded computer systems, and national defense systems (national CERT) - as well as the development of command and control systems, intelligence, simulation systems, and more.

The division operates one of the largest and most diverse defense consulting bodies in Israel, combining deep operational understanding with technology. Its expertise includes initiating processes, strategic consulting, business planning within the domain, market research and competitive intelligence, concept development, system planning and specification, as well as leading performance analysis capabilities in Israel.

The division has been awarded new projects, including those in public and private cloud environments, AI, data, and cybersecurity, and continues to execute projects for foreign governments.

In response to the challenges posed by the Iron Swords War, Matrix Defense faced a dual challenge: on one hand, the massive mobilization of reservists from among its employees, and on the other, the urgent need to provide critical support and adapt its operations to the evolving operational and security needs of its customers. This included a special commitment to the Ministry of Defense and the defense industries, rapid system deployments, round-the-clock 24/7 operations, and continuous support for customer systems, all of which contributed to the Company's growth in this sector.

m.	Training and Implementation[15]

The Company's activities in this field primarily include training and implementation services for end users in organizations where an IT system is installed or is about to be implemented; professional courses and training programs for high-tech professionals; application courses and vocational training and retraining programs for individuals; soft skills and executive training courses through the Israeli Management Center (Hamil); and the provision of various professional services by the Company's top graduates in an outsourcing format ("John Bryce Talent"). The Company also provides training and implementation services for IT systems directly to organizations, as well as outsourcing and BPO services for the management of training centers for its customers.

[15]	Starting from the 2024 periodic report, the Company presents its training and implementation activities, which were previously reported as a separate area of activity and accounted for approximately 3.4% of total revenue and 2.9% of the Company's operating profit in 2023, as part of the Information Technology Solutions and Services, Consulting, and Management segment in Israel. For additional details regarding training operations, see Section 1.2.4 to the Board of Directors Report.

Description of the Corporation's Business    26

n.	Call Center and Operational Back Office Services

The Company operates in these fields through its subsidiary, Babcom, a multicultural company that provides employment opportunities in activity centers in the Galilee, the south, and other locations in the social periphery. Babcom specializes in providing managed call center services, technical support services, sales center services, operational back-office services, and data enrichment services for organizations through an outsourcing model. The Company also provides back-office, operations, and data tagging services for high-tech companies and startups. The Company also provides research services on the basis of surveys and forecast of statistical data, through its subsidiary SQ.  The Company also offers cloud-based AI technology solutions.

o.	Management Consulting, Multidisciplinary Engineering and Project Consulting, and Infrastructure Project Management

The Company operates in this field through its subsidiary, Aviv. The activities in these fields include, among others, management consulting for organizations - ranging from in-depth, organization-wide strategic implementation to tactical applications, from operational efficiency to human resource development. Additionally, the Company provides project management and oversight services, as well as planning management services for environmental projects, including the engineering design of environmental facilities (such as wastewater treatment plants), master plans, architectural design, and programming. Aviv's activities also include comprehensive multidisciplinary engineering consulting services, from strategy formulation to execution and change implementation. This encompasses the management of complex projects, large-scale infrastructure projects, project oversight, and projects in the fields of planning, environmental quality, and transportation (such as serving as the civil engineering authority on behalf of the Tkuma Administration).

The Company also operates, through its subsidiary Dana Engineering Ltd. ("Dana Engineering"; a subsidiary of Aviv), in the management and supervision of mega infrastructure projects, specializing in large-scale transportation projects such as railways, roads, interchanges, bridges, and tunnels. Dana Engineering is also a leading entity in infrastructure management for residential projects and is certified as a managing company for the Ministry of Transport, the Ministry of Economy, and the Ministry of Construction and Housing.

Following Dana Engineering’s success, in partnership with two other companies, in winning the tender issued by NTA – Metropolitan Mass Transit System Ltd. in August 2023, the partnership is executing the project for the planning, planning management, and execution management of the M1 line of the Tel Aviv metropolitan metro, with an estimated duration of approximately 13 years. For further details, see the Company's immediate report dated 21 August  2023 (Reference: 2023-01-096171).

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Additionally, the Company operates in the field of supply chain management consulting and implementation, as well as logistics and operational management services, through its subsidiary Programa Logistic Systems Ltd. ("Programa"). Programa's activities include planning and consulting services in the field of logistics (including material flow processes and hazardous material neutralization), operations management, supply chain optimization, planning and management of automated warehouses (WMS), and process simulation for customers in Israel and abroad.

The statements in this Section 7.1.1 (including all its subsections) regarding trends, developments, assessments, and the Company's activities accordingly in the relevant fields contain forward-looking information, as defined in the Securities Law, based on management's assessments, business experience, and publicly available information. The information may not materialize, in whole or in part, or materialize differently, including materially differently than expected, among other things, as a result of economic recession, as a result of market competition, and/or as a result of the realization of any or some of the risk factors listed in Section 19 of the Report.

7.1.2.	Services Offered to the Group's Customers in the area of Information Technology Solutions and Services, Consulting, and Management in Israel

The Information Technology Solutions and Services, Consulting, and Management in Israel provided by the Company to its customers include the solutions detailed above, all tailored to the specific needs of each customer.

The Company's activities in the field of Information Technology Solutions and Services, Consulting, and Management in Israel are ongoing and continuous over time. The Information Technology Solutions and Services, Consulting, and Management provided by the Company to its customers in Israel are primarily offered under two types of agreements: [a] fixed-price agreements, in which the scope of work, final deliverable, delivery schedule, total price, and payment terms are predefined. [b] time & material agreements, where work is billed based on actual time spent and materials used. The majority of the Company's revenue comes from time and material agreements, where the contractual price is paid based on the actual working hours of the Company's employees, subject to an agreed rate (hourly, daily, monthly, etc.) between the Company and the customer. However, the share of fixed-price agreements in the Company's revenue has been steadily increasing. Additionally, some of the services in this field are provided under a managed services model, where compensation is determined based on deliverables defined in a pre-established Statement of Work (SOW). Regardless of the engagement model, some of the services are provided by the Company in a cloud environment.

Some of the Company's solutions for its customers are based on systems developed by the Company, primarily for vertical ERP solutions, while most are provided using systems developed by third parties. The systems and additional customizations are sold to the customer as a complete package. In other cases, the services and solutions are based on custom development for the customer, without relying on pre-existing solutions. In most cases, after delivering the systems to the customer, the Company continues to provide maintenance and support services for the systems.

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The Company provides a limited warranty for software solutions developed by it. During the warranty period (typically up to one year) or the maintenance period, the Company fixes defects discovered in the system. Revenue from maintenance services and expenses related to warranty and maintenance are not material. Based on past experience, the Company does not record a warranty provision in its books but reflects its warranty obligations to customers within projects through the revenue recognition mechanism for projects.

This area of activity also includes the operation of training centers offering advanced courses for high-tech professionals, application courses, vocational training and retraining programs, and executive training. Additionally, it encompasses the provision of training and implementation services for IT systems directly to organizations, as well as outsourcing and BPO services for managing training centers for business customers. Professional services are also provided in an outsourcing format, including by the Company's top-performing training program graduates.

For details regarding the revenue recognition policy, see Note 2 to the financial statements.

7.1.3.	Trade receivables

The Company's activities in this field are focused on medium and large enterprises and organizations operating in most, if not all, sectors of the economy, including banks and financial institutions, insurance companies, credit companies, high-tech firms, industrial plants, retail and distribution networks, government ministries, the Ministry of Defense, the IDF, and more.

The Company has hundreds of customers in the field of Information Technology Solutions and Services, Consulting, and Management in Israel. Most customers in this field have been customers of the Company for over 10 years.

In the training sector, the Company serves business customers from various industries across the country, as well as thousands of private customers.

This area of activity is not dependent on any single customer or a small number of customers. However, if the Company's engagements with several of its major customers (particularly in the banking and finance sector and/or the government and defense sector) were to cease simultaneously - an event the Company considers unlikely - or if the terms of engagement with these customers were to materially deteriorate, the Company's operating results could be significantly impacted. Nevertheless, the Company does not view this as dependency, particularly since it involves multiple customers within the same sector rather than a single customer.

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Below is a table showing the percentage breakdown of the Company's sales from its customers across the main sectors in this field of activity:

Sector	2024
Government	22.8%
Banking, finance, and insurance	18.8%
Defense	12.6%
Industry, retail, and commerce	12.1%
Others	33.7%

For details about backlogs, see Section 8 below.

7.1.4.	Marketing and sales

Sales and marketing are managed from the Company's headquarters through its sales and marketing departments, which focus on cross-organizational initiatives, engagement with various target audiences - both existing and new - customer retention, leveraging opportunities, and expanding into new markets. These departments also maintain relationships with the Company's key suppliers and develop the Company's marketing strategy at the headquarters, division, and subsidiary levels.

Sales and marketing activities are tailored to the unique characteristics of each sector. Each sector has a dedicated sales and marketing team, with sales activities carried out by sales professionals who have specialized training in the sector in which they operate. The Company also employs sales professionals, as well as pre-sale and post-sale technical specialists, within its business units that offer various services. In some cases, the Company integrates subject matter experts from its business partners into marketing activities targeting potential customers.

In addition to ongoing sales activities, the Company initiates additional marketing efforts through media advertising, participation in exhibitions, raising employee awareness to generate business opportunities, direct mail campaigns, and organizing conferences, professional customer events, and virtual seminars (webinars). The Company also conducts digital campaigns and engages in social media activities.

Marketing and sales activities in the training and implementation sector are directed toward the private sector for career conversion courses and high-tech training, primarily through lead generation from online and mobile marketing efforts. For the business sector, the approach includes targeted outreach to existing customers to expand engagement, as well as outreach to prospective customers identified as strategic marketing targets. Marketing activities in this field are carried out by sales managers, call center representatives, and the relevant domain managers.

The Company's expenses for marketing and distribution in this area of activity are not material.

Description of the Corporation's Business    30

7.1.5.	Competition

Although Matrix is consistently ranked as the market leader and holds the largest market share in Israel in the area of information technology services and value-added solutions, many other entities in Israel also provide information technology solutions, consulting, and management services. To the best of the Company's knowledge, its competitors in this field include Hilan, Malam-Team, One, TSG, Aman, Elad, Yael, Emet Computing, Amdocs, Abra, SQLink, Log-on, HMS, Speedvalue, Kyndryl, IBM Israel, and others. Additionally, dozens of medium-sized and small companies operate in Israel, specializing in the areas in which the Company is active, and they also serve as competitors. The Company does not have a reliable estimate of its market share in this area.

The main competitors in the engineering fields are companies specializing in project management for construction and infrastructure, engineering planning firms, environmental consulting and planning companies, and master planning management firms. These include Eldad Spivak Engineering, Gadish Group, Epstein Project Management, HPT Engineering, and Baran Group.

Additionally, the Big Four accounting firms provide IT services in areas such as BI, cybersecurity, ERP, CRM, cloud solutions, and more, as well as consulting and management services. These services present direct competition to the Company's business, particularly given these firms' access to senior decision-makers among the Company's potential customers. The more this trend increases, the more it will be an inhibiting factor in the development of the Company's business, due to the increase in competition.

Additionally, the acquisition of IT companies by well-funded private equity firms, as seen in recent years, may provide substantial financial resources to these acquired competitors, thereby intensifying competition with the Company.

Most of the Information Technology Solutions and Services, Consulting, and Management provided by the Company are not characterized by unique specialization, making the entry barrier for potential competitors relatively low.

However, the Company believes that its specialization in providing Information Technology Solutions and Services, Consulting, and Management in specific industries and sectors, along with its experienced management team, skilled workforce, efficient utilization, accumulated experience and reputation in delivering large-scale solutions, its size and financial stability, and the broad portfolio of products it offers to customers, provide it with significant competitive advantages. Additionally, the Company believes that the wide range of solutions it offers under one umbrella provides a competitive advantage in securing large and complex projects that require a combination of various specializations and solutions, along with their integration into a comprehensive solution.

The statements in this section regarding the Company's competitors and their impact on the Company's operations and positioning with its customers constitute forward-looking information, as defined in the Securities Law, based on management's assessments and business experience. The information may not materialize, in whole or in part, or materialize differently, including materially differently than expected, among other things, as a result of market competition, and/or as a result of the realization of any or some of the risk factors listed in Section 19 of the Report.

7.1.6.	Intangible assets

See Note 9 to the financial statements.

Description of the Corporation's Business    31

7.2.	IT Solutions and Services in the United States

For the contribution rates (in percentages) of this business segment to the Company's revenue and operating profit for the years 2023 and 2024 in the US, see Section 1.2.4 of the Board of Directors' report.

7.2.1.	General - Types of Services in the Business Segment

In the field of information technology solutions and services in the US, the Company operates through two divisions under its subsidiaries Matrix US Holding LLC and Xtivia Technologies Inc., which own several subsidiaries in the US, including Matrix-IFS, NIT - Network Infrastructure Technologies Inc., Stons Inc., Matrix Global Services, Alacer Matrix LLC, Rightstar Inc., and Hydus Technologies India (the “Subsidiaries”).

a.	Matrix-IFS - The Company provides its customers with expert solutions and services in the fields of GRC (Governmental, Risk & Compliance) and financial crime, specialized advisory services in financial regulatory compliance, implementation and operation of regulatory compliance systems, as well as global 24/7 support services. Additionally, the Company works to provide robotic process automation (RPA) solutions and AI & data services through significant collaborations with leading companies in this field, such as Databricks, Snowflakes, and others.

The Company has offices engaged in providing GRC services in the USA, Canada, London, India, and Israel.

Most of the Company's customers in the GRC field are large international financial institutions.

b.	MATRIX US HOLDING LLC ("Matrix US”) - executes projects and provides global services through manpower from across the Matrix Group, serving as a gateway to the Company's business model of exporting its services and products to the USA.

c.	IT Services for the Healthcare Sector - The activity in this field is focused on clinical support services, Electronic Medical Records (EMR), and IT Help Desk and desktop support services specializing in the healthcare sector in the USA.

d.	Xtivia - A wholly-owned subsidiary of Matrix, providing specialized technological solutions and services in the field of information technology to a wide range of customers. Primarily in the USA, in the following fields:

Complex digital solutions, using platforms such as the open-source platform of Liferay, as well as systems like Contentful and Strapi. Integrating infrastructures from other vendors, including OpenShift, Dell Boomi, and Kubernetes, combined with the ability to provide optimal and customized solutions for the customer, alongside DevOps services.

Xtivia's CRM division provides strategy, development, and deployment of CRM systems across a wide range of technology industries, with a special emphasis on Salesforce and Microsoft solutions, leveraging these platforms to manage and analyze customer interactions, enhance business relationships, improve customer retention, and drive sales growth.

The Enterprise Information Management (EIM) division specializes in the implementation of products such as TIBCO, Informatica, Databricks, and Snowflake, which form the foundation for customers' data governance solutions, ensuring efficient management and optimal utilization of organizational data.

Description of the Corporation's Business    32

Xtivia provides comprehensive support for the main databases available in the market through the tools it has developed for them. This support is made possible through remote management tools developed by the company, enabling effective control over its customers' databases as well as the databases of its customers' clients. The support model is implemented through a combination of remote support (assistance via Virtual DBA) and on-site services at the customer's location.

DedicatedGovCon365 provides tailoredoriented solutions for businesses that supply products and services to US government agencies. These solutions leverage the businesses' relationships with the US government (GovCon - Government Contracting), based on Microsoft NAV Dynamics Business Central software, enabling efficient management and development of vertical applications for this field. GovCon365 implements proprietary solutions on the Company's IP platform, specifically addressing the unique challenges and requirements of government contractors.

Rightstar – A wholly-owned subsidiary of Xtivia, providing implementation, consulting, and support services for BMC and Atlassian products. Rightstar has a customer base from the public and government sectors in the USA, including those requiring high-level classification and classified facilities. Rightstar offers customers comprehensive solutions tailored to their unique ITSM needs.

Xtivia also markets a wide range of software products from leading technology companies, including IBM, Atlassian, Infor, Boomi, Liferay, BMC, Microsoft, Oracle, and others. The software products are marketed to a wide range of customers, from the business sector to high-profile government entities such as the US government and the Department of Defense, as well as part of transactions with the Ministry of Defense procurement delegation in the USA.

Xtivia operates a development and support center in India, serving its operations. This development center offers competitive offshore development services to its customer base in the USA.

7.2.2.	Services offered to the Company's customers in the area of information technology solutions and services in the USA include:

Consulting and Advisory services specializing in financial regulation, as well as development, customization, and implementation services in the GRC field by the subsidiaries Matrix-IFS and Alacer. These services are provided on off-the-shelf solutions for regulatory control and risk management systems, such as Actimize Oracle Financial Crime Systems, Bottomline Technologies, NASDAQ OMX Smarts, Quantifind, Quantexa, and others, as well as supporting data analytics systems (e.g., SAS).

A significant portion of Matrix-IFS's operations is based on software systems from leading manufacturers, for which the Company provides supporting services. If Matrix-IFS's relationships with these manufacturers change significantly for the worse, or if these software manufacturers expand the services they provide directly to customers, the revenues and profits of Matrix-IFS may be significantly impacted.

Xtivia and its subsidiaries offer a wide range of services, including consulting, design, development, testing, and implementation services. The Company has collaborations with a wide range of technology providers, focusing on open-source solutions.

Description of the Corporation's Business    33

Xtivia implements, through its subsidiaries, solutions from a range of technology solution providers in its areas of expertise. The Company's customers interact directly with the technology solution providers in its areas of expertise, or through Xtivia itself, and engage with it when it acts as a distributor. The Company provides its customers with consulting, development, and implementation services based on the solutions of those providers.

The software solutions and services provided by the subsidiaries to their customers are mainly offered under license agreements for paid work, with charges based on time & material. Under these agreements, the price is paid according to the actual working hours of the Company's employees, subject to the pricing schedule established between the Company and the customer. At times, the services are provided under agreements with a fixed price.

The Company executes projects and provides global services in the USA through its subsidiary Matrix US, utilizing manpower from across the Matrix Group, based on a combination of local presence in the USA with sales and project managers, along with high and rapid execution capability in required fields, through the Group's companies in Israel. Accordingly, the Company has developed an integrated hybrid sales practice (from Israel and the USA), with local project management (US) and remote execution management (Israel) or Eastern Europe(Offshore).

7.2.3.	Trade receivables

In the GRC field, the Company's activity is focused on customers from the banking and finance sector (including global banks in the USA, Canada, and Europe), and it is not dependent on any single customer. However, if the Company's engagements with some of its major customers in this sector are discontinued simultaneously, or if the terms of engagement with these customers change significantly for the worse, the Company's operating results could be adversely affected as a result.

In addition, the Company provides additional services as mentioned above to customers across North America, including the public-government sector in the USA. The Company's customers span a wide range of industries and sizes, from small customers to large corporations.

Below is a table showing the percentage distribution of the Company's sales from its customers across the main sectors in this field of activity:

Sector	2024
Banking, finance, and insurance	36.6%
Industry, retail, and commerce	14.1%
Hi-Tech	11.5%
Healthcare	9.2%
Others	28.6%

For details about backlogs, see Section 8 below.

The content of this section (and all subsections within it) regarding developments and trends in the field and the relationships of subsidiary companies with leading manufacturers, and their implications on the Company's operations, constitutes forward-looking information, as defined in the Securities Law, based on the management's assessments and business experience. The information may not materialize, in whole or in part, or materialize differently, including materially differently than expected, among other things, as a result of economic recession, as a result of market competition, and/or as a result of the realization of any or some of the risk factors listed in Section 19 of the Report.

Description of the Corporation's Business    34

7.2.4.	Marketing and sales

Sales and marketing are managed from the headquarters of the subsidiaries in the US through the sales and marketing departments of each subsidiary, which engage in sales through cross-company initiatives, interaction with various target audiences, both existing and new, retention, leveraging, and the development of new markets and opportunities, as well as maintaining relationships with the Company’s key suppliers, among other activities.

The sales and marketing activities in the GRC and financial crime field are tailored to the unique characteristics of the banking and finance segment. Sales activities are carried out by sales personnel with specialized training for the segment in which they operate, including some of the subsidiary company managers. Additionally, the subsidiary companies engage activity managers within the business units that offer the various services of the subsidiaries.

In most cases, the sales approach is direct, maintaining relationships with existing customers while expanding the services provided to them and proactively reaching out to organizations identified as sales targets.

The subsidiary Xtivia also operates a remote telesales center from its site in India. The subsidiary NIT also operates a telesales center in the US, Eastern Europe, and India.

The subsidiaries' expenses for marketing and distribution in this area of activity are not material.

7.2.5.	Competition

There are numerous entities in the US that provide services in the subsidiaries' areas of activity. In some cases, competition is against companies providing offshore services (mainly from India) at reduced rates. The Company has no reliable estimate of its market share in this field; however, its market share in the US is insignificant.

Some of the services provided by the Company in this area of activity are characterized by unique expertise, while others have a low competitive threshold, making it relatively easy for potential competitors to enter the market.

In the GRC field, the Company competes in some cases against large corporations such as IBM, Accenture, Oracle, and the consulting arms of the Big-4 accounting firms, as well as system manufacturers that provide implementation and support services for their own systems, which compete with the Company's services.

As part of its efforts to address the competitive conditions in this field, the Company distributes its activities among various development centers and offers low-cost solutions by performing certain operations at offshore centers in India and Eastern Europe, operating local nearshore development centers in Tampa, Florida, recruiting employees for full-time remote work across the US, and utilizing development resources in Israel.

Additionally, the Company is working to expand its service offerings, including through additional business partners and the development of new service delivery models, as well as by expanding its operations through acquisitions.

7.2.6.	Intangible assets

See Note 9 to the financial statements.

Description of the Corporation's Business    35

7.3.	Sale, Marketing and Support of Software Products

For the contribution rates (in percentages) of this area of activity to the Company's sales and operating profit in 2023 and 2024, see Section 1.2.4 of the Board of Directors' report.

7.3.1.	General

This activity focuses on the distribution, sales, support, and implementation of software products and software infrastructure from leading software companies, primarily international. The activity includes professional teams certified by software manufacturers to provide pre- and post-sale support, implementation, training, and maintenance services.

The Company serves as a distributor and marketer of software manufacturers and products across various fields, including computer system management products, IT service management (ITSM) infrastructure solutions, a range of open-source systems, user experience monitoring and management systems, software lifecycle management (ALM) products, application integration software, cybersecurity products, communication solutions, virtualization, knowledge management products, databases and Big Data, software development and testing tools, business continuity software solutions, process automation solutions, an enterprise application development platform using low-code solutions, and advanced predictive solutions for failure prevention. The software products marketed by the Company are from leading software companies in their fields, such as BMC, Red Hat, PTC, and others. The Company is also working to strengthen its activities in the field of engineering computing and the PLM solutions it markets as a gateway to the Industrial Internet of Things (IIoT) and Industry 4.0.

Key Trends During the Reporting Period:

a.	Following the trend of establishing large data centers in Israel by international entities and the development of the governmental and public cloud infrastructure ("Nimbus"), the Company, in collaboration with the manufacturers it represents, is working to offer sales services through the public cloud marketplace.

The Company monitors the policies of the software manufacturers it represents, as well as those of additional software manufacturers that it may add to its portfolio of represented products.

b.	Against the backdrop of the Iron Swords War, the Company's activities in this field expanded with the Ministry of Defense, including the enhancement of its portfolio of distributed and marketed products and the expansion of agreements under which security bodies procure software products from approved Ministry of Defense suppliers.

c.	The transition of some software manufacturers from a perpetual licensing model with annual maintenance to an annual subscription model has led to changes in revenue flow, which is now distributed more evenly over time, and has introduced a different operational model for customer engagement. The transition to a subscription model reduces the Company's current revenue from software products in the short term; however, in the medium to long term, it expands the Company's base of recurring revenues.

Description of the Corporation's Business    36

d.	Open-Source Solutions – The Company is engaged in an agreement for the marketing of Red Hat's software solutions (acquired by IBM), which is considered the world's leading commercial entity in the field of open-source solutions. In line with this trend, the Company continues to expand its portfolio of open-source-based solutions.

e.	End-to-End Digital Automation Management Trend – The acceleration of digital transformation and the need for agility (availability and flexibility) require organizations to provide employees with advanced and intelligent systems that are not dependent on specific times or locations and can be operated across multiple channels (including mobile devices). This includes learning management systems (LMS) and infrastructure applications for daily operations, such as attendance, transportation, and measurement systems.

The information provided in Section 7.3.1 (including all its subsections) regarding developments and trends in the field constitutes forward-looking information, as defined in the Securities Law, based on management's assessments and business experience. The information may not materialize, in whole or in part, or materialize differently, including materially differently than expected, among other things, as a result of economic recession, as a result of market competition, and/or as a result of the realization of any or some of the risk factors listed in Section 19 of the Report.

7.3.2.	Products and services

The Company's activity in this area includes the distribution, marketing, sale, consulting, application, support and implementation of software products (mainly from abroad), the most important of which are: [1] Infrastructure solutions used mainly by information system managers in organizations to operate and control systems, as well as to manage system IT services; (2) Solutions in the field of life cycle management for software development (ALM) which are intended for software development managers in the organization; [3] Applicative solutions used by the organization itself in managing its business; [4] Solutions for managing the organization's databases with an emphasis on data mining, database management and generating insights (data science/forecast analytics/big data management platform/AI); [5] Solutions for smart industry 4.0 and advanced engineering solutions (IoT/CAD/AR/PLM). [6] Distribution of integration, communication, and cybersecurity solutions across all layers through the subsidiary Zebra.

The Company has agreements with numerous foreign software manufacturers for the marketing of their products in Israel, mostly on a non-exclusive basis, as well as with several Israeli software manufacturers. Additionally, to ensure the continued relevance of its marketed product line, the Company operates a business development team that identifies trends and new products in local and international markets to engage with new suppliers and expand the Company's product portfolio.

In some cases, the Company is the sole entity effectively representing and marketing the aforementioned software products in Israel, even if not under an exclusive distribution agreement with the supplier. In other cases, there are additional entities selling and distributing the same products, including, in some instances, local branches of the software manufacturers in Israel. Marketing rights are typically renewed annually or periodically. The Company estimates, based on past experience, that most of these agreements have been renewed, except in cases where the software supplier was acquired by another company.

Description of the Corporation's Business    37

In the perpetual license sales model, the Company enters into agreements with its customers for the sale of software in exchange for a one-time payment, as well as maintenance agreements under which it provides maintenance services for the products it markets, based on the customers' requirements and needs. Pricing for these services is determined through negotiations between the Company and its customers, based on the software manufacturers' maintenance price lists.

In the subscription model, the Company enters into agreements with its customers for the use of software products based on a monthly or annual subscription fee. These agreements are signed for a period of one year or more. As noted above, in this type of engagement, customer satisfaction is critical for subscription renewal. Therefore, the Company invests significantly in maintaining customer satisfaction to ensure Customer Success.

The Company provides various types of software products, some of which are supplemented with a diverse range of additional services, including, among others, setup and customization of off-the-shelf products, add-ons, migration services, translation and localization for the local market, implementation and deployment, product training and support services, integration of different solutions, and more.

The Company provides its customers with support, maintenance, and version update services for the software products it markets. To this end, the Company operates, among other things, a Help Desk support center to handle customer inquiries, which is ISO-certified and monitored.

Following engagements with customers, the Company purchases the software products (or software subscriptions) from the relevant software manufacturers, either at the prices set in the agreements or at discounted prices, particularly in cases of sales to large customers and/or high-value transactions. Although the products are intended for the Company's customers, the Company is generally the entity responsible toward the customers, including the financial risks associated with engagements with software manufacturers (such as customer credit, cancellations and/or modifications to agreements, product returns, and similar matters).

The software products marketed by the Company are sometimes integrated into the software solutions it offers. In other cases, the sale of software products is integrated into solutions, products, and services provided by business partners with whom the Company has engaged. These are sold jointly to the partners' customers as part of a solution or product for the end customer (OEM).

The Company handles issues arising from the use of the software products it markets - in some cases without requiring the customer to contact the software manufacturer directly (1st and 2nd Level Support) and in other cases with the assistance of the software manufacturer (3rd Level Support). In some cases, the Company provides a warranty of up to twelve months for the software packages it supplies, typically back-to-back with the warranty period provided by the software manufacturers. Based on past experience, the Company does not record a warranty provision in its books. Upon expiration of the warranty period, the Company offers its customers the option to enter into a paid maintenance agreement for the system.

Description of the Corporation's Business    38

7.3.3.	Trade receivables

The Company's activities in this field are focused on medium and large companies and organizations operating across a wide range of industries, including government ministries, the IDF and the defense sector, banks and financial institutions, insurance companies, high-tech companies, industrial enterprises, retail and distribution networks, national infrastructure, startups, and more. Additionally, the Company sometimes sells software products through business partners who provide software solutions that are partially based on the software products sold by the Company. In some cases, the software products sold by the Company are purchased by customers who integrate them into their own software solutions, which are then sold to their end customers (OEM agreements).

The sale of software products is usually conducted directly between the Company and the customer. The software maintenance services provided by the Company are priced as a percentage of the software product's price. The implementation of products is priced based on a rate schedule (hourly, daily, monthly, etc.) agreed upon by the parties or on a fixed-price project basis.

The Sales, Marketing, and Support  software product area of activity, is not dependent on any specific customer or a small number of customers.

Here is a table showing the percentage breakdown of the Company's sales from its customers by key sectors in this area of activity:

Sector	2024
Banking, finance, and insurance	29.4%
Hi-Tech	27.6%
Defense	12.5%
Industry, retail, and commerce	9.9%
Other	20.6%

For details about backlogs, see Section 8 below.

7.3.4.	Marketing and sales

Marketing and sales activities are divided into sector-based marketing and sales, product line-based marketing and sales, or a combination of both (a matrix structure).

For ongoing sales activities, the marketing team initiates software product marketing efforts through participation in exhibitions, digital campaigns, and the organization of conferences and seminars.

The Company's expenses for marketing and sales in this business segment are not material.

7.3.5.	Competition

The Company faces competition from numerous entities operating in the software products sector, with competitors present in each of the product lines it sells. In most cases, the Company competes with Israeli companies that sell competing software products manufactured by foreign software vendors or through local branches of foreign software vendors. In fewer cases, the Company competes with Israeli companies that have developed competing software products.

Description of the Corporation's Business    39

The unique factors influencing competition in this field include the relative positioning of the products sold by the Company, expertise and capability in product maintenance and support, and practical experience with the software products being sold. To the best of the Company's knowledge, its main competitors in this field include, among others, Hilan, Malam-Team, One, Yael, Aman, Emet Computing, and others. Additionally, cloud infrastructure providers such as AWS, Google, and Microsoft Azure present competition by offering customers the option to purchase third-party software subscriptions directly from them.

The Company has no reliable estimate of its market share in this area of activity.

7.3.6.	Trade payables

A significant portion of the Company's activity in this area of activity is based on several large suppliers (software manufacturers), in addition to smaller suppliers, for whom the Company serves as an authorized distributor under the distribution agreements signed with them. If the Company's engagement with these suppliers, or most of them, is terminated, if the terms of engagement change materially, if demand for these suppliers' products significantly decreases, if additional distributors are appointed beyond those currently in place, if these suppliers are acquired by competing software manufacturers, or if these suppliers expand their direct operations in Israel, the Company's revenue and profits in this business segment may be materially affected.

The information provided in Section 7.3 (including all its subsections) regarding developments, risks, opportunities, and trends in the field constitutes forward-looking information, as defined in the Securities Law, based on management's assessments and business experience. The information may not materialize, in whole or in part, or materialize differently, including materially differently than expected, among other things, as a result of economic recession, as a result of market competition, and/or as a result of the realization of any or some of the risk factors listed in Section 19 of the Report.

7.3.7.	Intangible assets

See Note 9 to the financial statements.

7.4.	Cloud and Computing Infrastructures

For the contribution rates (in percentages) of this area of activity to the Company's revenue and operating profit in 2023 and 2024, see Section 1.2.4 of the Board of Directors' report.

7.4.1.	General

In the area of Cloud and Computing Infrastructures, the Company's activities include:

o	Cloud Services – sales, service, and support for public cloud (PaaS, SaaS, IaaS) and private cloud through the CloudZone unit. For further details, see Section 7.4.2 below.

o	Sales and marketing of personal computers, desktops, laptops, servers, workstations, tablets, storage systems (Storage), backup, disaster recovery (DRP), business continuity (BCP), and peripheral and auxiliary equipment, including monitors, printers, photocopiers, enclosures and communication cabinets, print centers, and data centers.

Description of the Corporation's Business    40

o	The Company's activities in the field of laptops, servers, and storage systems focus on marketing branded systems from large, experienced, and reputable international companies such as HP, Lenovo, Dell, Cisco, and EMC. Additionally, the Company has expertise in disaster recovery (DRP), business continuity (BCP), backup, storage, and virtualization, primarily on EMC, HP, and VMware platforms.

o	The Technology Center provides maintenance services for computers and complementary equipment, including setup, upgrades, management, monitoring, and full operational responsibility for IT and communication infrastructure at customer sites and in public and private cloud environments. Services include software and hardware maintenance, support and servicing, laboratory services, PC and network technician services, managed IT services, user support centers and 24/7 Help Desk, nationwide call centers, and the placement of professional personnel at customer sites and remote locations.

o	Professional Services – Consulting and provision of professional services in the area of Integration and IT infrastructure, including feasibility and technology compatibility assessments, risk surveys, specification, planning, development, installation, implementation, training, management, monitoring, and execution of integration projects.

o	DataZone – Solutions in the field of NoSQL databases and Big Data through the DataZone unit.

o	Outsourcing – Partial or full outsourcing at customer sites or remote locations.

o	Communication – Providing infrastructure solutions for organizational communication systems, including Platinum Partnership with HP Aruba and Gold Partnership with Cisco. Working on passive communication networks (cabling infrastructure, server rooms) and active networks (data center, WAN, LAN, network switches, IP PBXs, server rooms, and other advanced communication solutions).

o	Data protection – hardware and software solutions that safeguard data against ransomware attacks and enable rapid recovery, whether the information is stored in a private or public cloud.

o	The business unit offers comprehensive premium solutions provided by experts with the highest certification levels from manufacturers such as Veeam, Dell, Exagrid, AvePoint, Zerto, Cohesity, and more.

o	The unit specializes, among other things, in modern managed backup services for cloud-based platforms such as GSuite, Dynamics, Salesforce, M365, Atlassian, and more.

o	Multimedia – Projects in the fields of multimedia, control, and monitoring through the subsidiary AVB. AVB Technologies specializes in consulting, product development, planning, supply, installation, and maintenance of multimedia systems, providing solutions and implementing complex projects. This includes the construction of smart meeting rooms, video conferencing rooms, smart display solutions, advanced audio solutions, security applications, simulators, control and monitoring systems, smart electricity, electronic signage, public address systems, passive communication infrastructure, system integration, and computer networking.

Description of the Corporation's Business    41

o	The solutions offered by the Company in this field also include added-value services in the following areas: Cloud services (including consulting, architecture, and implementation support), endpoint infrastructure, data communication, local and wide-area networks, multimedia solutions, the full range of services in the Microsoft environment, storage and backup, information security, connectivity, and comprehensive solutions for the internet environment.

The adde-value infrastructure solutions serve as an additional layer in the portfolio of products, services, and solutions offered by the Company to its clients, enabling it to provide a comprehensive and holistic IT solution. The existence of both the organizational infrastructure and computing and communication domains under one umbrella enhances the Company's competitiveness in executing comprehensive IT projects.

In the field of trade and distribution of advanced hardware products, the Company's activities include:

o	Audio – Import and distribution of professional audio and lighting equipment through the subsidiary Tech Top Marketing Ltd.

o	Office Automation – Providing a range of solutions in the field of office automation, printing services, and document production through the subsidiary Gestetnertech Ltd. Additionally, offering 3D scanning services and marketing 3D printing equipment using various printing technologies through Caliber – Engineering and Computers Ltd., a subsidiary of Gestetnertech.

o	Control and automation solutions and systems, test and measurement equipment (T&M), advanced technological solutions for data communication testing, EMC, and radio frequency (RF), as well as support and calibration services for various fields, provided through the subsidiaries RDT Equipment and Systems 1993 Ltd. and Asio Vision Ltd.

o	Ortec – Import, sales, and service provision for automated manufacturing machines for component assembly and machines for automated testing of assembly processes and components on production lines. These solutions cater to industrial, medical, and military instrumentation, lasers and sensors for civilian and defense applications, optical communication systems, and automotive radar systems.

7.4.2.	Services offered to the Group's customers in this area of activity:

a.	Infrastructure Solutions – For computing and communication systems, including the marketing and sale of hardware and peripheral equipment such as servers, desktop and laptop computers, handheld devices, and workstations operating on Windows systems. This also includes the marketing of storage and backup systems (such as EMC, DELL), the sale of PC products based on the Intel platform, computer network integration, the sale and implementation of Microsoft products, as well as providing service and maintenance for the aforementioned products. Additionally, the Cloud and Computing Infrastructure Division specializes in virtualization solutions based on VMware products.

Description of the Corporation's Business    42

b.	CloudZone – A dedicated company within the Cloud and Computing Infrastructure Division, managing the cloud solutions marketed by the Group in Israel and Europe. The company offers managed cloud computing services to enterprise organizations, government offices and public sector entities, SMBs, and startups, provided by a team of experienced professionals. The company's services include support and guidance throughout all stages of the implementation lifecycle: consulting, architecture, development, deployment, environment management, financial optimization services (FinOps), guidance for transitioning to SaaS, onboarding to cloud providers' marketplaces, and support for customers requiring Alliance Lead as a service. Additionally, the company provides cost-saving services alongside optimal operational efficiency by offering managed data services to customers on the global Databricks platform, with support at various SLA levels. The company is a partner of leading cloud providers: Amazon Web Services, Microsoft Azure, and Google. It holds the status of Premier Consulting Partner and Reseller for Amazon Web Services, Gold partner for Microsoft, Cloud Provider, and Google Cloud Platform Reseller. The Company also holds numerous certifications, such as AWS Migration, DevOps, Security, Data and Analytics, and Operations Competencies, enabling it to provide professional services across various public cloud domains.

Additionally, the company has expanded its activities in the field of hybrid clouds to include private cloud services, known as InnerCloud. As part of InnerCloud, the company has established a private cloud in Israel, enabling a unique hybrid solution for customers, including, among other things, a high-speed direct connection to the public cloud – Cloud Port.

c.	DataZone – Services in the field of large-scale data infrastructure management and analysis are provided through the DataZone business unit, a dedicated unit within the Cloud and Computing Infrastructure Division. DataZone offers comprehensive solutions for managing and analyzing next-generation data repositories, including NoSQL, Big Data, and more. The unit offers organizations a comprehensive solution to business challenges arising from multiple data sources and a significantly faster data flow than in the past. The unit's services include guidance throughout the stages of architecture specification, technological research, evaluation and assessment of necessary solutions, implementation up to production deployment, and providing training and certification for customers on the technology. The unit partners with leading companies in the global Big Data market. Among its key solutions is Elastic, an enterprise search engine technology that enables built-in search capabilities combined with machine learning and GenAI tools on data. Additional solutions include monitoring and control systems, information security (SIEM), and endpoint security solutions. The unit distributes products from Compulocs and Spin.ai.

Description of the Corporation's Business    43

d.	Office Automation – through its subsidiary Gestetnertech, which provides businesses with comprehensive solutions in printing services, document creators, and knowledge management. The company also markets advanced office automation solutions, including laser printers, copiers, fax machines, shredders, auxiliary document processing equipment (such as binding and cutting), and software for print management and printers in local networks.
Gestetnertech provides service for tens of thousands of machines of various types installed at its customers' sites. Brands: Canon, Triumph-Adler, Brother, Ricoh and Xerox.
The company also operates in the field of 3D printer marketing through Caliber, a subsidiary of Gestetnertech, which specializes in the distribution, sales, and servicing of advanced engineering solutions, including specialized software and 3D scanning services.

e.	Control, Automation, Test and Measurement Equipment (T&M), and Computer Vision Solutions – Provided through the subsidiaries RDT and Asio, which supply customers with equipment from the world's leading manufacturers in testing, measurement, communication, and computer vision. Additionally, the companies provide projects and solutions in the field of automation, based on controllers, sensors, cameras, and related technologies. RDT and Asio also provide their customers with repair and calibration services at the Company's laboratories and customer facilities.

f.	Import, distribution, sales, and provision of support and specification services for automated manufacturing machines for component assembly and automated testing machines for assembly processes and components on production lines. These solutions serve the industrial, medical, and military instrumentation sectors, lasers and sensors for civilian and defense applications, optical communication systems, and automotive radar systems.

7.4.3.	Trade receivables

The Company provides solutions, services, and products to a wide range of customers across various industries. Most of the Company's customers in this field are medium and large companies operating in the industrial, high-tech, and financial sectors, as well as public and government institutions, educational institutions, local authorities, and defense industries.

Gestetnertech provides services to approximately 6,500 customers across various sectors, both large and small. Gestetnertech's common engagement model with its customers is based on a service contracts for a period of 3 to 5 years.

Below is a table showing the percentage breakdown of the Company's sales from its customers across the main sectors in this area of activity:

Sector	2024
Hi-Tech	24.8%
Government	16.9%
Industry, retail, and commerce	15.9%
Other	42.4%

For details about backlogs, see Section 8 below.

Description of the Corporation's Business    44

7.4.4.	Marketing and distribution

The Company operates separate marketing and sales teams for the following subfields: IT and communication infrastructure solutions, cloud solutions, computer and peripheral equipment sales, printing services and office automation, control, automation, and test and measurement equipment (T&M), computer vision, smart automated machines for production lines, and audio solutions. In each of the aforementioned subfields, marketing and sales activities are carried out by dedicated sales professionals. Typically, these marketing and sales professionals have specialized training for their respective sector. Marketing and sales activities in each subfield are divided according to product and solution lines.

In addition to ongoing sales activities, the Company initiates marketing efforts through conferences, seminars, digital media campaigns, and proactive outreach to potential customers.

RDT and Asio have developed advanced marketing capabilities based on specialized seminars, where they present customers with cutting-edge technologies, future roadmaps, and more. Additionally, in recent years, the companies have undergone a digital transformation and now invest in digital marketing, directly reaching customers through various media channels.

The Company's expenses for marketing and distribution, as described, are not material.

7.4.5.	Competition

Infrastructure Solutions – There are many entities engaged in providing IT and communication infrastructure solutions, as well as in marketing computers and peripheral equipment. This field of activity is not characterized by specialized or unique expertise, making it relatively easy for potential competitors to enter the market. To the best of the Company's knowledge, its main competitors in the field of IT and communication infrastructure solutions are Malam-Team, Bynet Communications, and Taldor, along with a range of medium-sized and smaller companies.

Computers and Peripherals – Several distributors operate in Israel, marketing branded systems from the same manufacturers whose products the Company sells. To the best of the Company's knowledge, the main competitors in this field are One, Malam-Team, and Emet  Computing, along with a range of medium-sized and smaller companies.

In the area of  activity Cloud Solutions, the Company competes with cloud service providers, the main ones being, to the best of the Company's knowledge, All Cloud, DoIT, and the major cloud providers themselves through direct sales to customers: Microsoft, Google, and Amazon Web Services.

Office Automation – The market is characterized by relatively high entry barriers, including substantial capital investments in machinery and the establishment of a logistics and service infrastructure. To the best of the Company's knowledge, its main competitors in this field are Getter, Yazamco, Mafil, Copytech, and Tzilomatick.

RDT operates in a variety of fields and does not have direct competitors across all its areas of activity combined; however, it faces competition in each individual field. For example, in the field of testing and measurement, the Company competes with companies such as SchneiTech and UniT. In the field of automation, RDT competes with companies such as Siemens, ABB, Zik, and others.

Description of the Corporation's Business    45

Ortec – The Company does not have a reliable estimate of its market share in any of the aforementioned fields. Among the Company's competitors are DKR, ASI, Gsuite, TRI, Electron Csillag, and others.

The Company does not have a reliable estimate of its market share in any of the aforementioned fields.

7.4.6.	Trade payables

A significant portion of the Company's activity in this field is based on several suppliers for whom the Company serves as an authorized (but not exclusive) supplier of their products.

A significant portion of Gestetnertech's activity is based on several suppliers for whom it serves as an authorized supplier of their products, including Canon, Triumph-Adler, IDEAL, and Brother. Among the suppliers of the subsidiary Caliber are EnvisionTEC, Prusa, Raise, and 3D Systems.

A significant portion of RDT and Asio's activity is based on several suppliers for whom they serve as authorized suppliers of their products, including Fluke, Unitronics, and TDK Lambda.

A significant portion of Ortec's activity is based on several suppliers for whom it serves as an authorized supplier of their products, including Besi, CyberOptic, Ficontec, Mycronic, Yelo, Essegi Automation, and others.

If the Company's engagement with some of these suppliers is terminated, if the terms of engagement with these suppliers change significantly, if demand for the suppliers' products declines substantially, or if additional distributors are appointed beyond those currently in place, the Company's revenues from these fields of activity will be adversely affected.

7.4.7.	Inventory

In this field of activity, the Company is required to maintain inventory to provide an immediate response to customers' unforeseen needs as part of the comprehensive service it offers. A significant portion of the Company's inventory consists of hardware and equipment that has been ordered and sold to customers but has not yet been delivered. However, the Company's inventory levels are also determined based on sales forecasts prepared by the marketing and sales teams for the various products, taking into account the delivery times of the equipment manufacturers. Additionally, in certain cases, the Company purchases inventory products that it believes will not be difficult to sell to customers and that are offered by the manufacturer at a bargain price. In most cases, the inventory turnover period does not exceed approximately three months.

The Company maintains adequate inventory levels, taking into account demand levels and product availability. Accordingly, in recent years, the Company has planned and prepared for long-term available inventory, considering global supply chain challenges, which have been reflected, inter alia, in extended shipping times. This preparation has contributed to the Company's ability to provide customers with solutions within a reasonable timeframe, even during periods of supply chain disruptions.

For further details, see Note 7 to the financial statements.

7.4.8.	Intangible assets

See Note 9 to the financial statements.

Description of the Corporation's Business    46

8.	Backlog

The entire Company (consolidated)

Period of recognition of expected income	Backlog as at 31 December 2024 (in NIS Thousands)	Backlog as at 31 December 2023 (in NIS Thousands)	Percent change
Q1	1,353,222	1,248,907
Q2	1,194,479	1,091,401
Q3	1,214,086	1,107,737
Q4	1,205,744	1,103,598
Backlog for the current year	4,967,531	4,551,643	9.1%
From the end of the year onward	2,061,628	2,331,958
Total backlog	7,029,159	6,883,601	2.1%

The expected sales included in the backlog are presented in accordance with accounting standards for revenue recognition. Therefore, sales from certain transactions are presented in the backlog on a net basis, primarily in the software products segment and the Cloud and Computing Infrastructures segment.

The Company's backlog reflects the upward trend in net-based revenue recognition, with most of the growth attributed to multi-year cloud agreements (EDP) in the Cloud and Computing Infrastructure segment. Neutralizing the impact of the increase in net-based revenue recognition, the Company's backlog would have amounted to NIS 7,443 million (of which NIS 5,077 million is for the current year). That is, the growth rate in the backlog would have been 11.5% for the current year and 8.1% overall.

To provide a more accurate reflection of the Company's backlog from a forward-looking perspective, the backlog also includes the backlog of Gav Systems as of 31 December 2024, even though its acquisition was completed after the report date.

The following are the backlog balances by areas of activity:

Information Technology Solutions and Services, Consulting, and Management in Israel (in NIS Thousands)

Period of recognition of expected income	Backlog as at 31 December 2024	Backlog as at 31 December 2023	Percent change
Q1	817,241	714,312
Q2	766,082	674,043
Q3	780,511	696,445
Q4	770,544	682,391
Backlog for the current year	3,134,378	2,767,191	13.3%
From the end of the year onward	1,746,670	1,848,466
Total backlog	4,881,048	4,615,657	5.7%

Description of the Corporation's Business    47

IT Solutions and Services in the United States (in NIS thousands)

Period of recognition of expected income	Backlog as at 31 December 2024	Backlog as at 31 December 2023	Percent change
Q1	89,153	108,622
Q2	91,559	103,762
Q3	92,382	104,292
Q4	90,309	103,284
Backlog for the current year	363,403	419,960	(13.5%)
From the end of the year onward	10,084	8,103
Total backlog	373,487	428,063	(12.7%)

Sales, Marketing and Support of Software Products (NIS thousands)

Period of recognition of expected income	Backlog as at 31 December 2024	Backlog as at 31 December 2023	Percent change
Q1	86,647	89,556
Q2	79,131	53,257
Q3	77,574	44,744
Q4	79,704	49,192
Backlog for the current year	323,056	236,749	36.5%
From the end of the year onward	82,926	70,974
Total backlog	405,982	307,723	31.9%

Cloud and Computing Infrastructures (in NIS thousands)

Period of recognition of expected income	Backlog as at 31 December 2024	Backlog as at 31 December 2023	Percent change
Q1	360,181	336,417
Q2	257,707	260,339
Q3	263,620	262,256
Q4	265,187	268,731
Backlog for the current year	1,146,695	1,127,743	1.7%
From the end of the year onward	221,948	404,415
Total backlog	1,368,643	1,532,158	(10.7%)

*	Neutralizing the impact of the increase in net-based revenue recognition (primarily multi-year cloud agreements of the EDP type), the growth rate in the backlog for the segment was 11.4% for the current year and 16.3% overall.

Description of the Corporation's Business    48

The backlog is based on signed agreements and/or purchase orders, as well as framework agreements, for which there is no certainty that they will be fully utilized.

As a rule, in accordance with common practice in the Company's fields of activity, most of the Company's engagements with its customers may be canceled or reduced in scope upon prior notice from the customer. By its nature, the Company does not have structured information regarding the customers' plans and intentions concerning cancelable orders. However, the cancellation rate of engagements at Matrix during the reported periods is not material. Given the Company's fields of activity, it sees value in providing disclosure regarding orders, even if the customer has the right to terminate or cancel the engagement.

A significant portion of the orders considered as part of the backlog, primarily in the segments of IT Solutions and Services in Israel and the US, relate to the provision of employee and professional expert services. The expected revenues from these orders are calculated as the product of the number of professionals required to perform the services for the customer, and the proceeds offered to the Company for those employees. The professional services provided by the Company to the customer are continuous in nature and can be stopped or reduced by the client at short notice. As noted, some of these engagements are in the form of framework agreements, for which, in calculating the backlog, the Company has assumed expected revenues equivalent to the revenues from existing orders (typically based on existing employees providing expert services, managed services, etc., as of the report date) for a period of only 12 months of operations. During the reported periods, there were no material differences in the assessments and estimates considered regarding the framework agreements presented as part of the backlog. Professional services in Israel are subject to seasonality (for further details, see Section 9 below).

The data regarding the expected revenue recognition from the backlog is an estimate only and constitutes forward-looking information, as defined in the Securities Law, based on past experience and the scheduled timelines in accordance with the various engagements. Changes in these basic assumptions which led to the aforementioned estimate or to another effect on the estimates, or the realization of all or some of the risk factors in Section 19 of the Report, may change the Company's assessment regarding the expected revenue recognition of the backlog of orders compared to the data presented above, including substantially more than expected.

Description of the Corporation's Business    49

9.	Seasonality

The Company's sales are directly affected by the number of professionals providing software services and the duration for which the service is provided. Therefore, in quarters where the number of working days is lower compared to other quarters, there is a decline in revenues from professional software services compared to quarters with a higher number of working days (neutralizing other factors such as new engagements and the termination of existing engagements).

The distribution of standardquarterly working hours in Israel for the years 2024 and 2025 as of the report date:

	Q4	Q3	Q2	Q1

2024	24.6%	26.3%	23.6%	25.5%
2025	24.6%	25.4%	24.5%	25.5%

The second and fourth quarters of 2024 were the weakest in terms of seasonality and potential working hours due to the fact that most of the Israeli holidays fell within these quarters.

In 2025, seasonality is expected to be normal, with the second and fourth quarters anticipated to be weaker in terms of potential working hours, primarily due to the timing of the holidays.

The primary impact of the aforementioned seasonality is in the field of IT Solutions and Services, Consulting, and Management in Israel.

In the US, seasonality is not significant; however, a non-significant decline in business activity can be observed toward the end of the year and the beginning of the year due to Christian holidays.

The statements in this Section 9 regarding the expected seasonality in 2025 constitute forward-looking information, as defined in the Securities Law, based on management’s assessments, past experience, and the data currently available to it. The information may not materialize, in whole or in part, or materialize differently, including materially differently than expected, among other things, as a result of market competition and/or as a result of another or additional effect on seasonality that is not related to the dates of the holidays or that the effect of the holidays will not be as expected and/or as a result of the realization of any or some of the risk factors listed in Section 19 of the Report.

Description of the Corporation's Business    50

10.	Property, Plant, and Equipment, Land, and Facilities

As of  December 31, 2024, the Company leases offices across Israel (primarily in Kfar Saba, Tel Aviv, Rosh HaAyin, Jerusalem, Modi'in, Tefen, and Lod) with a total area of approximately 71,887 square meters. The lease agreements are for various terms, and in most cases, the Company has options to extend the lease term. The Company seeks to enter into lease agreements for lease terms of 3–4 years while maintaining flexibility during the lease term.  The Company also leases office spaces outside Israel (in Bulgaria, Macedonia, India, the US, and England) with a total area of approximately 5,087 square meters.

For details regarding the Company's material lease agreements, including the lease agreement for the Company's new office building in Kfar Saba, see Note 16(c) to the financial statements.

The following are details regarding property, plant, and equipment as of 31 December 2024:

Type of property right	Area (m2)	Use
Rent (up to 3 years)	8,367	Development
	8,796	Management and sales
	7,450	Warehouses
	8,587	Training
	10,000	Call Center
Rent (over 3 years)	13,023	Development
	7,935	Management and sales
	-	Warehouses
	-	Training
	7,730	Call Center
Rentals overseas	5,087	Management, sales, development, call center

Most of the payments specified in the aforementioned rental agreements in Israel are in NIS, and are linked to the Consumer Price Index. For guarantees related to lease fee payments, see Section 13, Financing, below.

Description of the Corporation's Business    51

11.	Human Capital

11.1.	As of the report date,[16] the Company employs 11,570 employees.

11.2.	High-tech industry and the shortage of technological manpower

In 2024, a continued decline in demand for high-tech employees and a moderation in the trend of the shortage of technological human capital were observed due to the slowdown in the sector - see Section 6.4 above and Section 1.1.2 of the Board of Directors' report.

The Company addresses the challenges of recruiting and retaining technological personnel through various means, including the development of its training sector via its subsidiaries John Bryce and John Bryce Talent (see Section 7.5 above), "Employee Referral Programs," and significant investment in recruitment and employee retention.

11.3.	The Iron Swords War

With the outbreak of the Iron Swords War, the Company faced the challenges of working during wartime, including employees and families who were evacuated from their homes and the massive reserve duty mobilization of employees and their family members (for further details, see Section 1.1.2 of the Board of Directors' report). The Company established a support system that included communication and visits with the families of reservists and evacuees by managers and the human resources team, as well as mental health support provided by professionals. The Company also established a donation and assistance fund for employees and families in distress. As part of its social and volunteer activities, the Company contributed donations and efforts toward the reconstruction of the "Kfar Aza" Scouts troop and collaborated with the Hostages and Missing Families Forum. Throughout the year, the Company addressed the challenges of reintegrating returning reservist employees, supporting their families, and facilitating their return to work.

11.4.	Hybrid work policy

The Company intends to continue operating under a hybrid model (a combination of remote and in-office work), in accordance with relevant needs and activities.

[16]	After the report date, the acquisition of Gav Company, which employs approximately 890 employees, was completed.

Description of the Corporation's Business    52

11.5.	Recruitment, retention and employee connectedness

The Company invests significant efforts and resources in identifying and recruiting suitable candidates. To support recruitment efforts and enhance the recruitment framework, an organizational change was implemented to integrate the recruitment teams with the business units. The Company invests efforts in training its recruitment teams, both in identifying and onboarding new hires and through ongoing training to improve performance and address the challenges of the current period. Internal recruitment processes have also been implemented to improve and shorten the hiring process. Additionally, the Company has expanded its investment in technological infrastructure, improved information systems, and increased the use of advanced sourcing tools, as well as AI-driven processes and tools to enhance and streamline recruitment processes.

The Company invests significant efforts in developing its managers in areas related to employee engagement and retention, utilizing both personal tools and expanding the organizational toolkit to address engagement challenges. This includes expanding enrichment, training, and well-being programs for employees, as well as financial solutions and benefits for relevant groups.

11.6.     Below is a description of the Company's organizational structure:

CEO
Operation In Israel
HQ
Operation Abroad
Subsidiaries In Israel
Subsidiaries Abroad
TECHNOLOGIES (CTO)
M&A
MARKETING
HR
LEGAL
FINANCE
USA
EUROPE

Description of the Corporation's Business    53

11.7.	Employment agreements

The Company's employees are employed according to personal employment contracts. Employees engaged in sales are eligible for bonuses based on their contributions and sales performance. In addition, the Company pays some employees bonuses based on unique personal goals that encourage creativity and organizational excellence.

For obligations regarding employee-employer relations, see Note 14 to the financial statements.

11.8.	Remuneration policy

On 3 April 2022, the Company adopted an updated remuneration policy for the Company's officers and adjusted the CEO ceiling accordingly. For further details regarding the Company's updated remuneration policy, see the immediate report published by the Company on 3 April 2022 (ref: 2022-01-042259).

For further details regarding the remuneration for officers, see Regulation 21 of Part D of the Report (additional details about the corporation). The Company grants bonuses to its senior managers in accordance with the provisions of the Company's remuneration policy. For details regarding share-based payments, see Note 18 to the financial statements.

The Company estimates that its experienced management, and in particular its CEO, makes a significant contribution to the Company's success, operations, and performance.

On 28 December 2022, the Company approved the renewal of the contract with the Company's CEO, Mr. Moti Gutman, and the updating of the terms of his tenure and employment, including the capital remuneration mechanism, for a period of 5 years, commencing January 1, 2023 until 31 December 2027. For further details, see the immediate reports published by the Company on 10 November 2022 (Reference No. 2022-01-135274) and 29 December 2022 (Reference No. 2022-01-157564). See also Article 21 of Chapter D of the Report (Additional Details About the Corporation).

11.9.	As of the date of the report, the Company is not dependent on particular employees.

The Equal Pay for Female and Male Employees Law - The Company advocates equal opportunities, a policy of gender equality and works to promote women and equality in the employment conditions of its employees. In 2024, the Company published a report on its website, as required by law, for 2023. 52% of the Company's employees are women; the Company will continue to work to promote women, reduce gaps, equality and diversity.

11.10.	The Company implements a program to encourage the employment of employees with disabilities.

In this framework, the Company has appointed a person in charge of hiring employees with disabilities who is also responsible for the implementation of the work plan.

Description of the Corporation's Business    54

11.11.	Regulation

The Company has internal enforcement programs in the areas of securities laws and economic competition laws and a compliance program and procedures in the field of privacy protection and database security. For further details, see Section 15 below.

The Company has a code of ethics according to which the Company conducts its business, while maintaining the principles of the law, morality and business ethics, including equal opportunities and the prevention of discrimination and harassment, prevention of conflict of interest, prevention of bribery and corruption, application of principles of corporate governance and the prohibition of exploitation of opportunities. In addition, the Company implemented a comprehensive enforcement plan to prevent bribery and corruption, within which the Company has adopted, among other things, a policy of zero tolerance towards bribery and corruption.  The Company maintains procedures in the field of labor law, including for the prevention of sexual harassment and the creation of a safe work environment and a preventive organizational culture. The Company holds regular training courses and lectures for employees in these areas, and operates appropriate learning programs.

11.12.	ESG

As part of the ESG (Environmental, Social, and Governance) process, the Company has examined the material issues relevant to its operations. Given that its primary assets are human resources, the social aspect of ESG holds significant and central weight. This includes areas such as workforce diversity and equal opportunity, employee well-being and rights, recruitment and retention, and human rights. The Company recognizes that business success cannot be separated from considerations of corporate, environmental, and governance responsibility. The Company regularly monitors developments and trends in these matters, including the development of regulations in the field and acts accordingly.  The Company has enshrined on its banner maintaining the values of transparency and proper corporate governance, gender diversity and preserving workers' rights, as part of its pillars. As a result, the Company invests considerable resources in the realization of the policy, in the implementation of related activities, in recognition of the importance and planning of additional activities in these areas.

11.13.	The Company considers the human resource as one of the most important factors for its success.

The Company invests many resources in employee development and training processes, among other things, to retain quality personnel and their abilities. The scope of the aforementioned internal trainings is not essential. The Company is certified for ISO 9001 (project management) and ISO 9000.3  (software houses), which include unique procedures for recruiting, evaluating and developing human resources.

The Company offers training and development programs for employees and managers, aligned with market demands, technological advancements, and personal growth.

In addition, after the admission of each new employee, an interactive process of evaluating and developing the employee's qualifications and skills is conducted, according to the position and the personal development path defined for him/her.

The Company operates in several learning channels with the aim of bringing about the professional development and improvement of the performance of its employees, including: a course of professional development courses, technological enrichment courses in various professional fields, cross-company professional forums, professional partners (leading software providers), public courses (mostly through John Bryce/Training Division), executive development programs and management workshops and online courses. This is in addition to training in the areas of connectedness and well-being, as mentioned above.

Description of the Corporation's Business    55

12.	Working Capital

12.1.	Below is the composition of working capital as of 31 December, 2024 and 2023 on a consolidated basis in thousands of NIS:

	2024	2023	Change
Current assets	2,872,386	2,618,322	254,064
Current liabilities	(2,652,668)	(2,240,366)	(412,302)
Excess current assets over current liabilities	219,718	377,956	(158,238)

For explanations regarding the main changes in assets and liabilities, including working capital, see Section 1.3 of the Board of Directors' report.

12.2.	Substantial investment activities in investee companies and investments in other activities

For details regarding the holding in Infinity, in which the Company owns 4.9%, and the effect of the sale of the majority of the Company's holding, see Note 3a to the financial statements.

12.3.	Inventory holding policy

See Section 7.4.7 above and Note 7 to the financial statements.

12.4.	Customer balance and credit days

See Note 5 to the financial statements.

12.5.	Average credit days (in days)

	2024	2023
Trade receivables	85	88
Trade payables	66	57

(*)	The calculation of Trade receivables days takes into account the neutralization of the impact of VAT components and the accounting presentation of sales (based on gross or net figures).

13.	Financing

13.1.	The Company finances its current activity from cash flow from operating activities, from the shareholders' equity , from taking credit from financial entities and debentures issued to the public.

13.2.	The financing of the activity is done centrally for all areas of activity. The acquisitions of companies were financed with capital from own sources and medium and long-term credit.

For details about long-term credit, see Note 10b to the financial statements.

Description of the Corporation's Business    56

13.3.	On 14 September 2022, the Company published a Shelf Offering Report (ref.: 2022-01-117502) in which the Company issued in an initial public offering a total of NIS 295 million nominal value of Series B Company Debentures. On 29 November 2022, the Company expanded its bond series by issuing NIS 180 million in par value of the Company's debentures (Series B). For further details, see Appendix A to the Report of the Board of Directors and Note 19 to the financial statements.

13.4.	For details about credit and short-term loans, see Note 10a to the financial statements.

13.5.	Rating

The Company has an issuer rating  of Aa3 with a stable rating outlook from 28 March 2024.

The Company has a non-marketable commercial securities ("NAAM") rating of None/NOO P-1.il from 28 March 2024 and a stable Aa3 il rating for Series B debentures from 28 March 2024.

13.6.	Below are details about the Company's committed credit as at 31 December 2024 (in NIS millions):

Credit provider	Committed credit	Used as at 31.12.24	Use immediately prior to report date (3.3.25)
Committed credit from financial institutions	1,405	176	177

Of these committed credit, NIS 300 million consists of signed committed credit, while the remainder are unsigned and granted for a period of one year.

There is no change in the terms and conditions as of the report date.

The credit utilization includes usage for guarantees, primarily performance guarantees issued to customers, amounting to approximately NIS 158.8 million, and lease payment guarantees totaling approximately NIS 17.7 million. There is no utilization for on-call loans.

The interest rates are determined when the loans are actually taken, in negotiations between the Company and the financial institution.

13.7.	The Company issued non-marketable commercial securities (NAAM) in the amount of NIS 300 million.

The NAAM was extended for a cumulative optional period of up to 5 years (until February 21, 2030). The NAAM includes a commitment to redeem at the investor's request with advance notice of at least 7 business days advance. The NAAM carries a variable interest rate at the Bank of Israel variable interest rate plus 0.25%.

For more details, see the Company's Immediate Reports from 13 December 2021 (ref.: 2021-01-108898), 15 December (ref.: 2021-01-109981), and from 18 July 2024 (ref. 2024-01-074415).

Description of the Corporation's Business    57

C.	Financial covenants

As part of the Company's financing arrangements with financial institutions and bondholders, the Company has undertaken certain commitments and financial covenants. As of the financial statement dates and the report publication date, the Company complies with all the aforementioned financial covenants.

Details regarding the financial covenants with financial institutions:

	Financial benchmarks	31.12.24
Percentage of credit from banking corporations to balance sheet (net of cash)	must not exceed 40%	2.6%
Ratio of Debts of the Group (net of cash) to EBITDA	Shall not exceed 3.5	0.18
Shareholders’ equity (net of non-controlling interests)	Not less than NIS 275 million	NIS 1,088.7 million
Balance of Cash and Short-term investments	Not less than NIS 50 million	NIS 668.5 million

Details regarding financial covenants in connection with Series B debentures:

See Appendix A to the Report of the Board of Directors.

In addition, the Company has undertaken to hold a balance of liquid assets and available credit facilities for the benefit of the NAAM, in an amount not less than NIS 450 million (of which, at least NIS 200 million in cash).

14.  Taxes

See Note 15 to the financial statements for details.

15.  Restrictions and Regulations Applicable to the Matrix’s Operations

15.1.	Standards

Most of the Group's activity is carried out according to work procedures which have been tested by the Israeli Standards Institute with reference to the requirements of the ISO-9001:2015 standard. The work procedures apply to professional areas of activity as well as to administrative areas of activity. The Standards Institute has been performing quality checks on the Matrix Group on an ongoing basis for many years and the Group has been found suitable to hold the ISO9001:2015 standard, both due to its compliance with the requirements of the standard (through relevant work procedures and/or work instructions), and due to its ability to provide the customer with a product that meets his requirements and applicable regulatory requirements, while effectively implementing the quality management system to the satisfaction of its customers, implementing processes for continuous improvement while focusing on the customer.

In addition, Matrix is certified by the Israeli Standards Institute in two Data Security Management Standards:

ISO 27001 is a standard that defines the basic principles for establishing and maintaining an data security management system suitable for an organization. The standard indicates that the organization has taken the necessary steps to properly protect the organizational information.

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ISO 27799 is a standard based on strict requirements in the field of data security that focuses on data security in healthcare organizations or their service providers. The standard establishes principles and guidelines for medical organizations and their suppliers regarding the security of medical information in the organization and its systems. The application of the standard indicates that the manner in which the medical information is handled is done at the required high level, while maintaining the confidentiality, integrity and availability of the medical information in the systems and services provided to healthcare entities.

Compliance with these international standards raises the level of information security in the Company, inter alia, in the aspects of implementing secure development processes, secure management of organizational information systems and infrastructures, physical security, raising employee awareness, including information security in the Company's communications and services it provides, and as an added value, it also allows the Company to compete in tenders where these security standards are a threshold condition, including many government tenders.

15.2.	A supplier recognized by the Ministry of Defense

Some of the Group companies are recognized suppliers to the Ministry of Defense.

15.3.	Privacy protection

The Company is subject to the relevant provisions of Privacy Protection Laws, including the Privacy Protection Law, 1981, the Privacy Protection (Information Security) Regulations, 2017, and for some of the Company's subsidiaries, the General Data Protection Regulation (GDPR) regulations (hereinafter: the “Privacy Protection Laws”). The Company operates on an ongoing basis to comply with privacy protection laws and is preparing for the implementation of Amendment 13 to the Privacy Protection Law, a process that began with the amendment’s approval in August 2024 and is expected to continue until its entry into force in August 2025. As part of this preparation, the Company is conducting a mapping and reclassification of its databases and data processing procedures and updating its security protocols and privacy policy in accordance with the new requirements. In addition, internal procedures, policy documents, and agreements with third parties are being adjusted, including the enhancement of monitoring and reporting mechanisms for privacy incidents. Throughout the year, numerous actions were taken to maintain privacy protection in accordance with regulations and laws, including the appointment of a Data Protection Officer (DPO), the designation of unit-level privacy trustees, database updates, deletion of excess data, review and updating of security procedures, risk assessments, penetration testing, training for authorized database users, and periodic audits.

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15.4.    The Company is subject to various regulatory restrictions, primarily in corporate law, and because it is a "reporting corporation". The Company has adopted an internal enforcement program which includes internal work procedures in the area of securities, which is intended to implement compliance norms with corporate law and securities law by the Group and to reduce the Group's exposure, its managers and employees to administrative enforcement procedures. The enforcement plan includes internal procedures that deal, inter alia, with the Company's reporting obligations, locating and approving transactions with interested parties, including the classification of negligible and non-exceptional transactions, work procedures for the Audit Committee and the Committee for Examining the Financial Statements, prohibition of the use of inside information, communication with the Authority and market factors, as well as dealing with the complaints of the Group's employees in connection with deficiencies and protection for 'whistleblower' employees.

15.5.    The Company is subject to the restrictions of economic competition laws, especially with regard to the mergers and acquisitions of the companies it executes, and with regard to restrictive arrangements (collaborations, tenders and joint ventures). The Company adheres strictly to the provisions of the Competition Laws and, for many years, has been implementing an internal antitrust enforcement program and an enforcement procedure in competition matters (updated from time to time according to need and to the law), which include, inter alia, the appointment of an officer in charge of the internal enforcement of the Economic Competition Law, the appointment of an Internal Enforcement Committee, investment in implementation, training and lectures in the field of competition law, including through tutorials and periodic audits.

15.6.    The attention of governments and regulators worldwide, including the Bank of Israel, to the impact of climate risks and environmental risk on the economy, various industries, and corporate risk profiles has significantly increased in recent years. This heightened focus stems from the understanding that the materialization of these risks could, in extreme cases, lead to global and systemic effects. ESG risk refers to the exposure of businesses or organizations to economic, legal, and regulatory vulnerabilities resulting from environmental, social, and governance impacts. These risks may arise from business activities that harm the environment, violations of labor rights, or issues in corporate governance, such as lack of transparency or unethical management.

Environmental and climate risks are a significant component of ESG, covering the impacts of climate change and pollution on society and the community. For example, risks stemming from rising temperatures, floods, extreme heat, and severe weather conditions can impact business operations and cause direct economic damage. Additionally, there is regulatory risk, where the State of Israel may tighten environmental laws and regulations, imposing fines on companies that harm the environment or fail to meet ecological requirements.

16.	Legal Proceedings

See Note 16b to the financial statements.

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17.	Goals and Business Strategy

In general, the Company works to expand its activities through a combination of organic growth and acquisitions of activities and companies, and this on three main axes:

o	The first axis is continued growth in Israel in the Company's core business areas, based both on organic growth and local purchases.

o	The second axis is the expansion of the Company's activities abroad, particularly in the USA, which the Company sees as a strategic target market, also here based on organic growth of the Company's subsidiaries in the USA, including through global projects, and on additional purchases. The Company is also working in this context to expand the "export" of its capabilities from Israel to other markets worldwide, particularly to the United States.

o	The third axis is expansion into tangential areas of activity that have significant business potential for continued growth in the long term. Naturally, this axis of development is mainly based on acquisitions.

The Company is working to expand its activities through synergistic acquisitions, as an essential part of its long-term growth strategy. The Company's leading position, financial strength, and resources, as well as its reputation and experience in mergers and acquisitions, may continue to create opportunities for acquiring additional companies. These may include companies operating in the Company's core areas that complement its offered solutions, companies in adjacent fields that align with its operations and enable it to expand its activities and target markets, and companies that broaden the Company's international presence. All such acquisitions will be pursued at economically viable prices, considering the potential inherent in each opportunity. In doing so, the Company seeks to expand the range of services it offers, broaden its customer base, and enhance its long-term profitability. The Company intends to continue to examine options for expanding its activities in its core areas and in areas tangential to its traditional areas of activity, as well as expanding its activity abroad, through additional acquisitions.

The Company is also taking steps to expand its activities to additional areas of activity through internal initiative into new areas of activity and the expansion of its existing core activity, by internally initiating new solutions and service offerings, based on the needs of the Company's customers and on the basis of constant monitoring of the new technologies in the market.

The Company constantly and closely monitors the innovative technological developments around the world, which are occurring at an accelerated pace, through a continuous and close relationship with the top global technology analyst companies and with the largest software manufacturers in the world, and also learns about technological and applied trends from its largest customers abroad, while focusing on the more essential technologies with the most significant economic potential, as a basis for continued business expansion. The Company continues to take steps to acquire the appropriate knowledge in technologies in the Company (which, in some cases, is even reflected in the establishment of new Centers of Excellence, in accordance with technological developments around the world), while, at the same time, building business relationships with the world's leading suppliers in those innovative fields.

The Company is working to continue expanding the scope of its activities in the field of projects and project management, and in particular, large and complex integration projects, in which the Company can express the wide variety of products and services offered by the Company, all under one umbrella, a factor that, in the Company's assessment, provides it with a competitive advantage.

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At the individual level, the goals and business strategy in each of the Company's areas of activity are:

17.1.	In the area of Information Technology Solutions and Services, Consulting and Management in Israel:

The Company intends to continue to act in order to maintain its leading position in the area of Information Technology Solutions and Services, Consulting and Management and to continue to be the leading entity in Israel in the area of IT services.

The Company is constantly working to prepare for providing solutions in new fields using AI technological solutions. In the Company's assessment, the extensive practical experience it has gained in this field through its expanding operations in the defense sector, which it also applies to the civilian market, provides it with a competitive advantage. Additionally, the Company intends to continue expanding its range of services for customers in the areas of digital transformation solutions, cloud services, data services, IoT, and cybersecurity, as well as core system modernization, thereby strengthening its leading position in these fields.  A1D2C3

The Company intends to continue expanding its operations in the areas of consulting and management, multidisciplinary engineering consulting, environmental quality consulting and engineering, supply chain and logistics-operational consulting, and the management and supervision of mega infrastructure projects, primarily in the transportation sector. This expansion will be pursued through both the organic growth of these activities and the identification of suitable companies for acquisition.

The Company intends to expand the operations of its advanced Security Operation Center (SOC) at its new offices, which monitors the activities of dozens of clients both in Israel and worldwide. This includes providing Incident Response Team (IRT) services and integrating advanced AI solutions into its SOC framework and other services it offers.

The Company intends to continue leading and offering its clients economic models for managed services, with an emphasis on MSSP services (and managed security services) and offshoring. Additionally, it aims to provide unique and flexible business models tailored to its clients' needs, including models based on Service Level Agreements (SLA).

17.2.	In the area of activity Information Technology Solutions and Services in the USA:

The Company continuously evaluates opportunities and strategies to expand its operations in the United States, which has been designated by its management as a strategic target market. This includes growth in its core areas, with a particular focus on Governance, Risk & Compliance (GRC) and financial risk management. Expansion efforts will be pursued through both the organic growth of existing activities, adapting them to new market technologies, and extending services to additional areas in which the Company operates, such as information security, Data & AI. These efforts will leverage the advanced professional resources across the Matrix Group while integrating a local presence in the US Additionally, the Company will seek to identify suitable target companies for acquisition at economically viable prices.

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17.3.	In the area of activity Sales, Marketing and Support for Software Products:

The Company continues to work toward increasing its sales and expanding its operations in this field through advanced new solutions, which, in its assessment, will enhance market penetration. It also aims to broaden its product portfolio to meet future demand, including expanding the range of cloud solutions it offers (with an emphasis on hybrid products and cloud migration management solutions), AI, cybersecurity, digital and automation, open-source, low code, control and monitoring systems, and more. Simultaneously, the Company operates with the goal of expanding and deepening advanced and extensive support services.

The Company intends to continue expanding its operations within the framework of "Nimbus" for selling products through the MARKETPLACE channel to public sector entities, as well as strengthening its engagement with defense agencies.

The Company will continue to focus on maintaining its excellent relationships with its existing software suppliers, nearly all of whom are leading international industry giants.

The Company intends to continue to encourage a transition to subscription-based engagements also at the expense of perpetual model engagements, to expand the Company's Recurring Revenues base.

17.4.	In the area of activity Cloud and Computing Infrastructures:

The Company intends to maintain and strengthen its position as the leading provider of cloud services in Israel while expanding into European markets and continuing its growth in this field through its CloudZone (public cloud) and InnerCloud (private cloud) units. This will be achieved by broadening the range of solutions and services it offers and deepening business partnerships with leading market suppliers in Israel and abroad. The Company also aims to remain a key partner for its clients in their ongoing procurement and upgrading of systems, whether through the development and acquisition of new information systems or by expanding the use of existing ones. The Company intends to focus, among other things, on expanding its activities in the field of data backup and recovery systems for its clients, in response to the increased demand for Disaster Recovery Plan (DRP) solutions due to the worsening security situation.

The Company continues to work toward increasing the relative share of its Technology Center in the total revenue from the Cloud and Computing Infrastructure segment, including the provision of associated professional services and outsourcing.

The Company aims to expand the range of As-A-Service solutions it offers to its clients, which are characterized by significant long-term contracts based on MRR/ARR (monthly/annual recurring revenue).

The Company intends to integrate automation, artificial intelligence (AI), and machine learning (ML) technologies into its cloud infrastructure and professional services. This aims to optimize infrastructure management processes, resource allocation, load and failure prediction, and enhance customer experience through smarter and more automated services. This initiative will enable the Company to offer advanced and differentiated solutions in the market, strengthening its position as a leader in cloud innovation.

As part of the Company's activities in trade and advanced technology solutions, its strategy is to provide clients with the broadest possible technological solution by representing manufacturers with leading products across various fields that meet diverse client needs, thereby delivering significant added value. The primary goal is to provide the most diverse, comprehensive, and complete solutions by understanding client needs, expanding the offered product portfolio, and delivering excellent service across all relevant technological aspects. All of this is aimed at being the optimal partner in enhancing and improving the client’s operations.

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18.	Financial Information With Regard to Geographic Areas

See Note 24(b) to the financial statements and Section 1.2.4 of the Board of Directors’ report (Geographical Information).

19.  Discussion of Risk Factors

The Company's activity is characterized by the following risk factors:

Macro risk factors

19.1.	Security situation

Changes and deterioration in the security and political situation may negatively impact the business stability of some of the Company's clients, which could, in turn, affect the Company's business results, cash flow, and increase the volume of its bad debts. In addition, to the extent that there will be a deterioration in the security situation in Israel, which may lead, in extreme cases, to the shutdown of economic activity, this will lead to direct damage to the Company's income and business results. For details regarding the impact of the ongoing Iron Swords War on the Company's operations, see Section 1.1.2 of the Board of Directors' report.

19.2.	The economic and political situation in Israel

Most of the Company's activity is in Israel, and most of the Company's revenues are derived from its operations in Israel. Economic slowdown and uncertainty in the market, political uncertainty (see also Section 6.2 above), whether due to an economic recession or any other factor affecting economic activity in Israel, including an increase in inflation and interest rates, may lead to reduced demand, cuts in activity volumes and IT procurement budgets, and cost reductions by some of the Company's customers. This may include project suspensions, workforce reductions, recruitment of the Company's employees by its customers, rate reductions, decreased demand for software and hardware products, and other cutbacks, which could adversely affect the Company's business results. Additionally, a worsening of the geopolitical situation and a deterioration in Israel’s global standing, should they occur, may lead the Company’s partners (such as equipment or software manufacturers) to refrain from conducting business with Israel, including doing business with the Company. Additionally, a recession or economic downturn may impact the ability of some of the Company’s customers to pay their debts to the Company and may lead to financial difficulties among customers, thereby increasing the Company's bad debt balance and negatively affecting its cash flow.

19.3.	Increase in the interest rate

If interest rates in the market remain high for an extended period, they may adversely affect the Company's operating results by increasing its financing costs. In addition, to the extent that these will subsequently lead to a recession and economic slowdown in Israel, these are liable to lead to a reduction in demand and even damage to some of the Company's customers and, as a result, damage to the Company's operating results.

For details regarding financial risks, see Note 20 to the financial statements.

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19.4.     The political and economic situation in the USA

The IT market in the United States is directly affected by the economic and political developments in the US economy. Any economic uncertainty and/or downturn in the US economy (e.g., due to expected impacts of tariff increases and/or trade wars following the new US administration’s policies on interest rates) could affect demand in the US IT market and, consequently, negatively impact the Company’s business results in the US Additionally, a negative economic trend in the US could impair the performance of the Company’s customers in the region, potentially harming the Company’s business in the US, increasing its bad debt exposure from US customers, and negatively affecting its cash flow. Additionally, if the new US administration eases or even repeals certain financial regulations, this may reduce demand for traditional GRC systems, particularly in the areas of anti-money laundering and fraud prevention, potentially leading to a decline in demand for the Company's GRC services in the US See Section 6.5(d) above for further details.

19.5.	Change in the dollar exchange rate

Changes in the exchange rate of the US dollar and its volatility, both within and between years, impact the Company's business results, particularly profitability in the Software Solutions and Services segment in the US They also affect certain activities in the Software Sales, Marketing, and Support segment (as most software product prices are denominated in US dollars) and the Cloud and Computing Infrastructure segment. Additionally, exchange rate fluctuations influence translation adjustments related to the financial statements of the Company's US subsidiaries (translation differences). In general, an increase in the dollar exchange rate has a positive effect on the Company's results and vice versa. The Company periodically examines the implementation of hedges for foreign currency exposures.

See also Note 2(i) to the financial statements for further details.

Sectoral risk factors

19.6.	Human capital

A shortage of workers in the technology sector [see Section 6.4 above], particularly in new technologies that serve as the Company's growth drivers, creates challenges in recruiting and retaining the necessary workforce. This leads to increased costs for the Company in sourcing and hiring employees to meet market demands, as well as in retaining existing employees. The rising cost of living may lead to increased pressure for wage demands. Accordingly, the Company may be required to bear higher salary costs and invest more in various tools and unique solutions for both recruiting new employees and retaining existing ones. All of these may lead to an erosion of the Company's profitability and damage to its ability to provide its services to its customers, its growth rate, and its business.

In addition, the field of work is characterized by multiple regulations and frequent regulatory changes (including changes in the law, expansion orders, court rulings, etc.). The implementation of additional regulatory changes, if any, that may apply to the Company, could expose the Company to significant additional costs, and may even lead to damage to the Company's commitments with its customers and exposure to claims and lawsuits on the part of the Company's employees, which could lead to impairment in the Company's profits and adversely affect its business results.

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19.7.     Mergers and acquisitions

An important part of the Company's business strategy is expansion through mergers and acquisitions (see Section 17 above). The Company may, from time to time, compete for purchase and investment opportunities with established companies, whose financial means at their disposal exceed the Company's own means. This risk has increased in light of the growing trend in the scope of investments by private equity funds and those of the Big-4 (which benefit from financial resources in large volumes) in IT companies. Furthermore, the global trend of the increase in interest rates in the economy increases the effective cost of the purchases, in light of the increase in the financing costs associated with them. In addition, there is no certainty that the Company will be able to locate potential purchase or investment opportunities, in Israel or abroad that are suitable for its goals and at appropriate prices in its view. Also, mergers of acquired companies are complex and may fail. In all of the aforementioned cases, the Company's ability to expand and grow may be impaired, and It may even incur losses due to unsuccessful acquisitions.

19.8.	Competition

The fierce competition in most of the Company's areas of activity (see details in Chapter 7 below), as well as the low barriers to entry in some of the Company's areas of activity, can lead to a reduction in the scope of the Company's commitments and/or to lower prices which may lead to an erosion of the Company's profits.

Unique risk factors

19.9.	Cyber and information security

The Company's activity is based on information systems and digital information of various types, including that of employees, suppliers and customers of the Company (and their customers). In recent years, there has been a significant increase in the frequency and severity of cyber incidents (including cyber crime, identity thefts, and ransomware attacks), particularly against Israeli entities and companies. This trend is expected to continue in the future and may even worsen (including due to the Iron Swords War), despite all the defense mechanisms employed against it. Artificial intelligence (AI) technologies also exacerbate risks, as they enable attackers to create personalized attacks, enhance phishing techniques, forge identities using deepfake technology, and improve hacking and intrusion capabilities into organizational systems. Cyber incidents may lead to unauthorized access, unauthorized exposure, abuse, disruption, deletion or modification of the information of the Company and its customers, ransom attacks, and may disrupt current activity, harm computing services, significantly slow them down, and even disable the Company's information systems and development projects.

In the event of damage to the Company (or to the Company's customers or suppliers) as a result of such cyber attacks, the Company may suffer negative consequences, including disruption of the activity of the Company and/or of customers to whom the Company provides services, disruption of the operation of the Company's information systems or their shutdown, impairment to development projects being performed by the Company, theft of information of the Company's and/or of its customers', information leakage, damage to customer trust in the Company may lead to harm to its reputation, exposure to lawsuits and regulatory procedures, as well as compensation payments and/or fines. All of these are liable to lead to various direct and indirect damages to the Company and adversely affect the Company's business results.

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In order to protect its information technology system and minimize information security risks, with the increase in the level of risk and intrusion attempts, the Company invests considerable, ongoing efforts and substantial resources (organizational, financial, professional and computing) in the continuous strengthening and constant improvement of the Company's defenses against these risks, including the equipping of appropriate technological systems, strong identification and strict remote access controls, activation and upgrade of an Event management system and business continuity plan, conducting evaluation practices for cyber incidents, expanding and operating an internal information security unit, operating a 24/7 SOC hotline, meeting strict information security standards, engaging with experts in the field, updating and monitoring the Company's policies and procedures on a regular basis, training and raising employee awareness, as well as the purchase of designated insurance for cyber risks (Cyber Liability Insurance), which includes indemnification claims by third parties for cyber events, ransom and extortion events, loss of profits as a result of cyber incidents, coverage for the hardware of the computer systems following a cyber incident, expenses of the incident, such as: Information security teams, legal, multimedia liability, third-party and privacy regulation.

Additionally, the Company takes measures to comply with all regulatory requirements applicable to it regarding information security. Among other things, it regularly performs internal and external information security audits, including intrusion tests and periodic risk surveys and database controls, and conducts exercises and training to raise employee awareness of information security and privacy. In addition, the Company works to pre-screen its essential suppliers and ensure that its suppliers sign appropriate confidentiality and information security appendices, etc.

In order to carry out the above, the Company invests considerable resources and may be required to increase the investment in these issues, taking into account the increase in risk, the increase in attempted cyber attacks and their sophistication, information security events that may be discovered and regulatory changes. The continued increase in these costs may negatively impact the Company's business results.

The occurrence of information security incidents within the Company may also lead to security breaches in its customers' information systems. The Company invests significant efforts and resources in protecting its systems related to its customers, including compliance with customer information security requirements and additional measures as mentioned above.

Despite all of the above, the Company cannot guarantee that the protective measures taken by it will completely prevent information security events or damage that may be caused as a result, as detailed above. This is especially in view of the lack of the possibility to identify all cyber-attacks when their occur or in the passage of time afterwards and/or the occurrence of cyber incidents as a result of non-technological failures, such as human errors or malicious acts. Furthermore, in certain cases, the occurrence of information security incidents at the Company's customers or suppliers can also lead to information security events in the Company's information systems. All of these may adversely affect the Company's business results and reputation.

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19.10.  Activity abroad

Regarding the Company's activities in different countries of the world (mainly in the USA), the possibilities of supervision and control over the activities of the overseas subsidiaries are less than the possibilities regarding the organic activity in Israel. The limited control is liable to lead to late detection of problem areas, if any, in the Company's activities at remote sites, and to prevent the Company from reacting with the required speed. In addition, the Company is also exposed to risks deriving from the very activity in foreign countries (including political and state risks) and risks arising from an economic slowdown in those countries, which will lead to a decrease in demand for the Company's services and impairment in its business results. See also, in this regard, Section 19.3 above. See also Section 19.4 above for further details.

19.11.	Technological developments and changes in the IT field

The Company's success depends on its ability to maintain the technological relevance of the solutions it offers to its customers,  and to develop or enter into agreements with foreign suppliers regarding new software systems and solutions that keep pace with the increasingly rapid technological advancements, the evolving IT landscape, and the frequent changes in customer needs. There is no certainty that the Company will be able to acquire the necessary expertise in new technologies in a timely manner (see also Section 19.6 above) or to enter into agreements related to such systems and solutions, including, but not limited to, identifying leading software suppliers and developing expertise and knowledge centers at the appropriate time to successfully meet the demand for new technologies and/or the evolving requirements of its customers.

Delays or failures in developing, adopting, or adapting appropriate solutions to technological changes and evolving market demands may negatively impact the Company's business results.

19.12.	Technological developments in the field of artificial intelligence (AI)

The Company operates in a dynamic technological environment characterized by rapid changes, particularly in the field of artificial intelligence (AI), which has undergone dramatic developments over the past year. While the integration of AI technologies presents opportunities to enhance the Company's services and products for its customers, thereby increasing demand, it also poses significant risks.

There is a risk that the Company may fail to keep pace with technological advancements, which could impair its competitive ability, lead to customer and revenue loss, and result in decreased demand for the traditional services its customers currently purchase due to the increasing use of AI tools. Additionally, the use of AI solutions presents regulatory and ethical challenges, such as requirements for transparency, privacy, and information security. Regulatory changes may require the Company to incur additional expenses to comply with new requirements and may even restrict the use of these technologies.

Uncontrolled reliance on AI systems in business and operational decision-making may expose the Company to risks arising from errors in algorithmic models, data biases, or security vulnerabilities. All of these may result in financial losses, damage to the Company's reputation, and even legal claims against the Company. Additionally, systemic errors that may occur during the operation or implementation of AI systems could lead to inaccurate or incorrect findings, undermine system reliability, create information security breaches, and increase exposure to cyber threats. These risks may result in operational, financial, or legal damages for the Company's customers and third parties relying on the Company's outputs.

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The Company invests resources in monitoring and overseeing AI developments and in establishing processes for managing technological and regulatory risks. However, there is no certainty that these measures will fully prevent the realization of these risks. Therefore, the Company's exposure to risks associated with rapid technological advancements and the use of AI may adversely affect its operating results, financial position, reputation, and competitive standing in the market.

19.13.	Migration to Cloud solutions

For example: in the Sales, Marketing and Support for Software Products segment, opportunities are opening up for the Company to market new cloud-based software products and solutions, but, in many cases, these are substitutes for "traditional" solutions of software products, which are also marketed by the Company. For example, in the Software Sales, Marketing, and Support segment, the Company has opportunities to market new cloud-based software products and solutions. However, in many cases, these serve as alternatives to "traditional" (perpetual license-based) software solutions, which are also marketed by the Company. In the event that the extent of the decrease in demand for the Company's services, due to a transition to cloud solutions, exceeds the extent of the growth resulting from the cloud services marketed by the Company, the Company's business results may be adversely affected.

In addition, the gross margins of the cloud solutions supplied by the Company to its customers are often lower than those of the "traditional" solutions provided by the Company in the past, and which were replaced by the cloud solutions. As a result, the Company's profitability may be eroded.

19.14.	Centrality of the banking, financial services, insurance, and high-tech customer sector

The Company is not materially dependent on any single customer; however, it considers the banking, financial services, insurance, and high-tech sectors to be significant to its operations (in the banking/financial sector, both in Israel and the US; see Section 2 above for further details). If the Company's engagement with some of its customers which are among the largest in these sectors is terminated at the same time, or if the extent of its activities with some of its customers in these sectors is significantly reduced, or if there is a slowdown in the rate of recruitment of new customers in these sectors by the Company, or if the terms of engagement with these customers materially change for the worse, or if there is a significant deterioration in some of these sectors that lead to a reduction in its IT demands, the results of the Company's activities are liable to be adversely affected as a consequence.

19.15.	State budget and government tenders

A significant part of the Company's activity is conducted on the basis of government tenders.  Delays in the approval of the state budget or budget reallocations and/or cuts, including due to increased defense expenditures and/or political instability and/or reductions in future state budgets, may lead to a decrease in government IT budgets as well as in other areas of the Company's activities with the government. The resulting reduction in the scope of government tenders and/or the failure to renew the Company's engagements in a number of government tenders and/or the Company's failure to win a number of substantial tenders, may impair the Company's revenues or create a need to submit offers with lower profit margins and result in impairment to the Company's business results.

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19.16.  Contractual engagements with customers on a fixed price basis

An increasing part of the Company's income is derived from contracts on a fixed-price basis. The pricing for these engagements is based on an estimate of future costs. In cases where the Company does not accurately estimate the resources required to carry out projects at a fixed price, and/or does not correctly estimate the costs of employee wages during those projects (including expected salary increases during the project) (see also Section 19.6 above), and/or its ability to complete its obligations on time established for this, may adversely affect the Company's business results. This risk will increase in direct proportion to the increase in the scope of fixed-price projects carried out by the Company, in light of the Company's tendency to expand its project activities. A similar risk, albeit to a lesser extent, also exists in respect of the expansion of the activities of the services managed by the Company.

19.17.	Contractual engagements with clients for the provision of professional services

In recent years, there has been a growing trend of customers replacing Professional services (PS) in the IT field, based on time and materials (T&M) pricing, for engagements based on managed services (outsourcing), which are based on defined product specifications (SOW) and fields.

If the Company does not manage to adjust to this trend in the Professional services market, while reducing the impairment to commitments for Professional services on the one hand, and increasing contracts with its customers based on managed services on the other hand, the Company's business results may be adversely affected.

19.18.	Dependence on suppliers and software manufacturers

The Company has no material dependence on any supplier. However, if the Company's engagement with a number of its major suppliers is terminated at the same time and/or if the terms of the commitment with these suppliers are substantially altered, and/or if those suppliers or software manufacturers expand their direct activity in the local market, including directly providing competing services for the services that the Company provides to its customers in connection with their products, and/or they appoint additional distributors, and/or the status of those suppliers is harmed, and/or if they are purchased by a competitor, and/or if their activity is discontinued for any reason, the results of the Company's activity may be adversely affected as a consequence.

In addition, some of the Company's professional services to its customers, both in Israel and in the US, are based on software products of leading software manufacturers and on the Company's business relationships with those software manufacturers. The termination of the Company's contract with those software manufacturers and/or a significant deterioration in the contract terms of the Company against them may lead to direct impairment in the scope of the Company's professional services, based on the software products of those companies, and adversely affect the Company's business results.

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19.19.	Supply chain delays and chip shortages

In recent years, disruptions in global supply chains have intensified. After a period of relative stabilization, these disruptions have worsened due to Houthi threats and attacks on ships in the Red Sea, leading to delays in delivery schedules alongside a sharp increase in transportation costs, particularly in maritime shipping. As a result, there has also been a shortage of electronic chips (semiconductors).

The combination of the two trends noted above mainly affects the activity of the Company's cloud and computing infrastructures sector and may lead to delays in the supplies of the equipment ordered by customers of this sector in the Company, as well as an increase in the prices of the equipment. The above applies to computer and server equipment sold by the Company; printers and printing services forming the core of the subsidiary Gestetnertec's operations; audio equipment sold by the subsidiary Tech Top; multimedia components forming the core of the subsidiary AVB's operations; control, automation, and testing equipment marketed by RDT and Asio; as well as equipment imported by Ortec.

If these trends of supply delays and rising maritime transportation costs persist, they may hinder the Company's ability to meet customer demand, cause delivery delays, and/or increase the Company's procurement costs. Consequently, this could negatively impact the business results of the Company's Cloud and Computing Infrastructure segment.

19.20.	Entry into new areas of activity

As stated above (see Section 17 above), the Company's business growth strategy is based, among other things, on entry into new technological areas and new areas of activity, as well as on expansion into tangential areas of activity, which have significant business potential for continued growth over time. Of course, this is an entry (in some cases, on the basis of purchases) into areas of activity in which the Company does not have many years of cumulative experience, and as a result, the Company may incur losses due to difficulties entering such new areas, which will lead to impairment to the Company's business results.

19.21.	Legal and insurance risks

Due to the complex nature of some of the Company's engagements, particularly in projects involving the development of systems and software solutions and the management of complex infrastructure projects, the Company is exposed to legal proceedings initiated by its customers and/or suppliers. The Company is taking steps to mitigate the said risks, both through the terms of the contract and the limitation of its liability in agreements with its customers, through the purchase of general liability and professional liability insurance, and through strict management of the projects it carries out and the services it provides, in accordance with, and fully subject to the contractual conditions underlying the legal commitment of each of those projects.

If legal claims are brought against the Company and it loses in the legal proceedings that may be opened against it as a result, in an amount that exceeds the amount of its insurance coverage, or in the event that changes are introduced in to its insurance policies, the Company's business results are liable to be adversely affected. Additionally, involvement in such legal proceedings may entail significant legal expenses for the Company, which could negatively impact its business results.

Description of the Corporation's Business    71

In addition, the software manufacturers with which the Company has contracted has limited their liability in the commitment agreements with them for damages caused to the end-user of these products. In the event that the Company is found liable for damages caused as a result of products marketed by it or as a result of projects and services performed by it, this is liable to adversely affect the Company's business results.

Furthermore, professional insurance costs have been on a sharp upward trend for several years. Since the Company takes care to maintain adequate insurance coverage for its activities, its expenses for these insurances are expected to increase and adversely affect the Company's business results.

Summary of risk factors/type of risk	Nature of the risk	Risk severity
Macro risk factors	Security situation	High
	The Economic and Political Situation in Israel	High
	An increase in the interest rate	Moderate
	The Political and Economic Situation in the USA	Moderate
	Change in the exchange rate of the dollar	Low
Sectoral risk factors	Human Capital	Moderate
	Mergers And Acquisitions	Moderate
	Competition	Moderate
	Cyber and information security	High
Unique risk factors	Activity Abroad	Moderate
	Technological developments and changes in the IT field	Low
	Technological developments in the field of artificial intelligence (AI)	Moderate/Low
	Migration to cloud solutions	Low
	Significant dependence on customers	Low
	State budget and government tenders	Moderate
	Contractual engagements with customers on a fixed price basis	Moderate
	Commitments with clients for professional services	Low
	Dependence on suppliers and software manufacturers	Moderate
	Supply chain delays and chip shortages	Low
	Entry into new areas of activity	Low
	Legal and insurance risks	Low

Description of the Corporation's Business    72

20.	Glossary

For convenience, in this report, the following terms shall have the meanings set forth beside them, unless the context indicates otherwise:

Term	Definition
"Matrix" or "the Company"	Matrix IT Ltd.
"the Group" or "the Matrix Group"	The Company and its subsidiaries
""Agile Agility (agility + flexibility)	An iterative approach to project management and software development that helps teams provide value to their customers and aims to enable rapid responsiveness and flexibility to changes. The "Agile" approach is based on continuous and ongoing dialogue between the staff members and the customer in order to deal with changes in requirements as early as possible and to bring about early detection of problems in the software, which will allow them to be dealt with in the early stages.
"AI" Artificial Intelligence (Artificial Intelligence)	A branch of computer science that deals with the ability to program computers to act in a way that displays capabilities that have so far characterized only in human intelligence.
"ALM" Application Lifecycle Management (Management of the software development life cycle)	Tools and methodologies that make it possible to manage the software development process in a systematic, consistent and measurable and controlled way throughout the software development life cycle.
"BCP" Business Continuity Planning (Business Continuity Planning)	A management doctrine that relates to the activity that an organization is required to perform in order to ensure that critical business functions will be available to customers, suppliers, regulators and other entities with an interest in the organization in order to prepare and organize to achieve rapid recovery capability following a disaster.
"Big Data"	A database of extremely large complexity and volume characterized by 3 main "V"s: Volume (extent), Velocity (update rate), Variety (diversity of information types in terms of structure, type and nature of the data).
"BPO" Business Process Outsourcing	Transferring business processes to the operation and responsibility of an external supplier - a third party.
C4 ISR	Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance (C4ISR).
“Customer Analytics” ("Customer Analysis")	A process of collecting and analyzing customer data to understand their behavior, preferences, and needs. The purpose of the process is to provide businesses with actionable insights that enable them to enhance customer experience, increase sales, and improve profitability.

Description of the Corporation's Business    73

"Customer Experience" (CX)	The set of interactions the customer has with the organization. Customer experience design enables the development of a structured plan. that will help provide the customer with a positive and meaningful experience throughout all his points of contact with the organization, whether through digital or physical channels (branches, billboards, television, etc.).
"Data Science" Data science, also known as "Data-driven Science"	A field of scientific methods, processes, algorithms and systems for sharing knowledge or generating insights from data in various forms, structured or unstructured, similar to machine learning.
"DBA" Data Base Administration (Data Base Administration)	Planning, design, construction, ongoing maintenance, protection and constant optimization of the organization's databases, maintaining the "health" of the database including survivability, availability, information security and performance.
"Deep Learning" and "Machine Learning" Machine learning or deep learning.

Computational learning deals with algorithms that allow the computer to learn from examples and is suitable for a variety of computational tasks where classical programming is not possible.

Deep Learning is a subfield of machine learning that handles even more difficult problems using huge data, unique hardware and multi-parameter neural networks.

"DevOps" DevOps	A development culture that allows Dev-Development and Ops-Operation teams to work together on software planning, development, testing, distribution and operation, through a combination of automated tools, flexible computing infrastructure and work principles.
"DRP" Disaster Recovery Plan (Disaster Recovery Plan)	A plan that includes processes, policies, procedures and infrastructure used to recover from a disaster that temporarily disables the technological infrastructure essential to the operation of an organization (such as: fire, earthquake, explosion, etc.), which is a subprocess of the Business Continuity Process (BCP) detailed above.
"DTO " (Data Driven Organization)	An organization where decision-making is based on data analysis and the insights derived from it, rather than intuition or gut feeling.
"EIM" Enterprise Information Management Enterprise Information Management	Enterprise Information Management (EIM) is intended to ensure the reliability, integrity, and consistency of information throughout all business processes within the organization.
"ERP" Enterprise Resource Planning	A system that is used for administrative data processing and handles as one piece (integrative) key business processes in the organization including: human resources, finances, logistics, production, operations, etc.

Description of the Corporation's Business    74

"Fixed Price"	A contract with a pre-agreed amount in which the supplier is responsible for completing the project and providing agreed contents, subject to the amount stipulated in the contract.
“Generative AI”	A field of artificial intelligence that focuses on developing models that can create new and unique content.
"GRC" Governance, Risk and Compliance	A combination of three disciplines: corporate governance, risk management and compliance (for regulations, laws and internal organizational procedures). The common denominator among them is protecting and safeguarding the organization from external threats, regulatory scrutiny, and managerial failures.
"IaaS" Infrastructure as a Service	A computing model in which computing infrastructures (computing power, memory, storage space) are offered for use as a service and can be consumed in a pay-as-you-go model, where the resources provided increase/decrease as needed (On-Demand) in an elastic manner.
"IoT" Internet of Things	A linked set of objects, uniquely identified, that incorporate technology that allows them to connect, monitor and perform operations. The "things" act against themselves, against the environment and against other objects.
"Industry 4.0"

A term representing an organizational approach to managing factories and industrial processes in an intelligent and modern manner, incorporating communication and interface capabilities between production machines and integrating technologies such as the Internet of Things (IoT), real-time data analytics, robotics, artificial intelligence, and cybersecurity.

In the era of Industry 4.0, machines will increasingly rely on machine learning and will be capable of making independent decisions using big data, designing the production process, and conducting simulations with the support of cloud computing. A combination of robotics and smart sensors will improve and refine the manufacturing process.

IIoT Industrial Internet of Things	A specific type of IoT applied in the industrial sector (Industrial IoT) within manufacturing plants. Focusing on machine-to-machine (M2M) communication, big data, and machine learning, IIoT enables industries and organizations to achieve greater efficiency and reliability in manufacturing floor operations.
"ITSM" IT Service Management	All activities guided by policies, processes, and procedures that regulate the IT services provided by the information systems organization to its internal and external customers.

Description of the Corporation's Business    75

Low Code

A code development method using graphical interfaces and configuration tools alongside traditional code development. Enables rapid application development and significantly accelerates the path to functional applications.

"Nearshore"	A branch of outsourcing that involves transferring various professional activities, which are not part of the Company's core business, to specialized companies operating in the same country as the Company itself.
“Managed Services”	Managed Services is a business practice in which an organization transfers the responsibility for managing and operating certain parts of its IT infrastructure or business processes to an external provider. The Managed Services Provider (MSP) assumes responsibility for monitoring, maintenance, support, and management of systems and applications, ensuring optimal performance and security.
"NLP" Natural Language Processing	A subfield of artificial intelligence and linguistics that investigates the problems associated with the processing and manipulation of natural language, and the understanding of natural language in order to make computers "understand" things that are said or written in human languages.
"OEM" Original Equipment Manufacture	A term used in various fields of production (including computing), which describes a manufacturer who integrates into its product a component (hardware or software) purchased from another Company.
Offshore	In the Offshore model, organizations engage foreign suppliers and transfer various professional activities to them, whereas in the Nearshore model, organizations outsource professional activities to suppliers from the same country or nearby regions.
"PaaS" Platform as a Service	A service that provides a platform for developing, running, and managing applications over the network using a subscription model and/or a pay-per-use model.
"PLM" Product Lifecycle Management	The process of managing the engineering knowledge in the life cycle of the product from the idea stage, through the stages of design, detailed design, production, marketing and sales, service and recycling or disposal.
"RPA" – Robotic Processing Automation	Software that becomes repetitive and rule-based processes performed by humans into automatic processes performed by bots.
"SaaS" – Software as a Service	The delivery of applications (such as email, billing, ERP, CRM) as services over the network, without local installation, using a subscription model and/or a pay-per-use model (Pay Per Use).

Description of the Corporation's Business    76

"SLA" - Service Level Agreement	A legal agreement between the service provider and the service recipient that quantitatively and conclusively defines the framework of the service, its content, how it is measured and its limitations. The agreement may include a penalty/reward mechanism based on compliance with the required service level.
"SOC" - Security Operation Center	An information security center in an organization that includes personnel, processes and dedicated technology for the purpose of prevention, detection, monitoring, analysis and ongoing response to information security and cyber incidents.
"Soft Skills" –	The set of skills which are required for an employee/person as a basis for achieving his goals and are not derived directly from his profession/specialization (for example: interpersonal communication, presentation and public speaking skills, persuasion skills, negotiation skills, etc.).
"T&M"– Time & Materials	A billing method based on actual time worked plus the cost of materials.
“SOW” (Statement of Work)	An official document defining all aspects of a specific project, including scope of work, deliverables, timelines, budget, and terms.
"WMS" - Warehouse Management System	WMS is software that allows you to manage logistics warehouses efficiently and effectively, sometimes in combination with robotic systems.

Description of the Corporation's Business    77

CHAPTER B Board of Directors’ Report for the year ended December 31, 2024

Board of Directors' Report 1 CHAPTER B Board of Directors’ Report for the year ended December 31, 2024 The information contained in the Report of the Board of Directors published by the Company, constitutes a translation of the Report of the Board of Directors published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal e ﬀ ect. This translation was prepared for convenience purposes only .

1.	The Board of Directors' Explanations for the State of the Corporation's affairs	4
1.1.	Main data from the description of the Corporation’s affairs - 2024	4
1.1.1.	Description of activity segments	4
1.1.2.	Business Environment	4
1.1.3.	Material events during the reporting period	8
1.1.4.	Material events after the date of the financial statements	8
1.1.5.	Key breakdown of operating results in the past 5 years (2020-2024)	9
1.1.6.	Condensed statements of consolidated income for the years ended December 31, 2024 and December 31, 2023 and for the fourth quarter of 2024 ended on those same dates	12
1.2.	Analysis of results of operations	13
1.2.1.	Seasonality	13
1.2.2.	Consolidated analysis of profit and loss	13
1.2.3.	Condensed results of consolidated profit and loss by quarters for 2024 including the fourth quarter of 2023	18
1.2.4.	Condensed results of consolidated profit and loss by operating segments for 2024 compared with 2023 and for the fourth quarter of 2024 compared to the fourth quarter of 2023	19
1.2.5.	Analysis of results of operations by according to operating segments for 2024 compared with 2023	22
1.2.6.	Commitments and special events	27
1.3.	Financial position, liquidity, and financial sources	27
2.	Exposure to market risks and their management	31

3.	Aspects of corporate governance	32
3.1.	Donations policy	32
3.2.	Directors with accounting and financial expertise	32
3.3.	Independent directors	32
3.4.	Disclosure regarding the internal auditor in the corporation	32
3.5.	Disclosure regarding auditors' fees	34
3.6.	The work of the Board of Directors and its committees	34
4.	Disclosure provisions in connection with the corporation's financial reporting	35
Appendix A – Details regarding the Series B Debentures issued by the Company and held by the public at the report date		36

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1. The Board of Directors' Explanations for the Corporation's results of operations and financial position

1.1. Key Data from the Corporation's Business Description

1.1.1. Description of operating segments

Matrix IT Ltd., together with its subsidiaries, is a company operating in the fields of information technology (IT) solutions and services, consulting, and management in Israel and overseas.

The Matrix Group employs approximately 11,570 software, hardware, engineering, integration, and training personnel, who provide services in advanced fields of information and management technology to hundreds of customers in the Israeli market as well as customers in the U.S. market. The Group also engages in the sale and marketing of software and hardware products from a wide range of manufacturers from Israel and overseas, as well as the provision of consulting, project management and multidisciplinary engineering consulting services.

The Company has four areas of activity: (1) Information Technology Solutions and Services, Consulting, and Management in Israel (“IT Solutions and Services, Consulting and Management in Israel”); (2) Information Technology Solutions and Services in the United States (“IT Solutions in the US”); (3) Sales, Marketing, and Support of Software Products (“Software Products”); and (4) Cloud and Computing Infrastructures (“Cloud and Computing Infrastructures”). These provide solutions, services, and products mainly to the following customer sectors ("sectors"): banking and finance, high-tech and startups, government and the public sector, defense, transportation, health, industry, retail and trade, education and academia. Unique divisions operate in each one of these sectors, specializing in providing specific solutions to the particular sector in which they operate, as well as managing and carrying out projects for the Company’s lateral entities.
The specialization in the various sectors is reflected in the applicative, professional, and marketing facets of that sector. Accordingly, a professional and marketing infrastructure is developed in each sector which is required to support such sector.

1.1.2. Business Environment1

The business environment in which the Company operates is directly affected by global and local trends and events, the most significant of which will be presented below.

Global Economic Environment

As of the date of this report, the global economy has continued to stabilize after facing the effects of the significant increase in inflation rates in recent years, which was followed by rising interest rates during the post-COVID-19 recovery period.

Inflation decreased over the past two years and is currently at 3% (January 2025, in annual terms, based on the last 12 months – LTM). Parallel to the decrease in inflation, the US Federal Reserve Bank decreased interest rates from 5.5% to 4.5%. The eurozone has also stabilized in the past year with an inflation rate of approximately 2.5% (January 2025-LTM). This stabilization in inflation was accompanied by a reduction in interest rates, from 4.5% to 2.65%.

Nevertheless, there are still concerns of additional inflationary outbreaks (and in recent months, there have even been increases – albeit slight ones – in price indices). This is due, inter alia, to the expected increase in customs tariffs (due, inter alia, to the new US administration’s stated policies) and the possibility of the development and/or worsening of geopolitical conflicts.

1 Within this section, various data based on studies and different websites were included. The Company did not request, and in any case did not receive, the consent of the editors of the aforementioned websites for the inclusion of such information in the report. Such information is publicly available to the best of the Company’s knowledge. Additionally, no verification was conducted by the Company regarding their accuracy or reliability.

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1.1.3. Israel Economic Environment

The main global economic trends described above occurred, to a large extent, in the Israeli economy as well.  At the same time, the Israeli economy was materially impacted in the past year by unique and complex local events that had a substantial impact, primarily the Iron Swords War.

National Security Situation

The Iron Swords War broke out on 7 October 2023, following a murderous attack by the terrorist organization Hamas on communities surrounding Gaza and other communities in the south of the country. The war against terror organizations (that are supported by Iran) continues in the Gaza Strip, in Lebanon, and in Syria. In October 2024, the fighting on the northern border of the State of Israel against the Hezbollah terrorist organization intensified, ending, as of this date, with the signing of a ceasefire agreement at the end of 2024.

Additionally, there is direct conflict with Iran, which has carried out two direct attacks by launching ballistic and cruise missiles as well as UAVs against the State of Israel. In October 2024, in response to the Iranian attacks against it, the State of Israel attacked military and other targets on Iranian soil. In light of the ceasefire on its northern border, the likelihood of an Iranian response to this attack has decreased, but it should be noted that a renewed escalation with Iran may have a significant impact on the State of Israel, the Middle East and other countries that are involved.

The war has thus far cost the lives of more than 1,800 Israelis and led to thousands more being injured. In addition, approximately 240 civilians and soldiers have been kidnapped by the terrorist organizations and dozens of them are still being held as hostages.

As of the date of the reporting date, the continuation of the war, on each of its fronts, remains unclear.

The security situation and the uncertainty surrounding it, naturally impact economic activity, and this has led to a decrease in the growth forecast and an expected increase in the government deficit and the country’s debt-to-GDP ratio. Similarly, international ratings agencies downgraded State of Israel’s sovereign credit rating significantly because of the increased geopolitical risks as a result of the worsening of hostilities and the concern over long-term harm to the Israeli economy. Credit ratings are currently: Moody's - Baa1 (negative outlook); S&P - A- (negative outlook). The increased perception of the risk faced by the State of Israel is also expressed in the yield on State of Israel government bonds. Nevertheless, as of the second half of 2024 and following Israel's military successes, signs of improvement in economic indicators have been observed . Thus, despite the many difficulties and challenges facing the business environment, the Israeli economy has demonstrated robustness and resilience. As noted, economic activity in Israel has begun to recover from the second half of the year.

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Economic Indicator

It should be noted that even before the outbreak of the war, the Israeli economy faced high inflation and rising interest rates, inter alia, on the background of the legal reform and the wave of social protests that arose in its wake. These trends slowed in late 2023 and the first half of 2024. Accordingly, in January 2024, the Bank of Israel lowered the interest rate to 4.5% and this rate remains unchanged as at the reporting date. The slowdown in inflation reversed during the second half of 2024. The CPI increased (January index - LTM) by 3.8%.

The Company estimates that the inflationary impact on the results of its operations is immaterial, inter alia, because the Company's financial debt is not linked to the CPI. On the other hand, rising interest rates may negatively affect the results of the Company's operations by increasing financial costs for variable-interest loans (commercial securities and short-term bank loans), as well as for new fixed-interest loans that will replace loans that come due. In this context, it should also be noted that the main component of the Company's expenses is wages (about 55% of the Company's operating expenses), which, in the Company's assessment, are impacted mainly by trends in supply and demand of technological staffing, and inflation is expected to have a limited effect on them.

In terms of real economic activity - GDP grew by 0.6% in 2024, and according to the Bank of Israel forecast,2 it is expected to grow by 4% in 2025.

Heavy war-related spending has led to an increase in Israel’s trade deficit, which was 7% of GDP in December 2024, (reflecting a decrease compared to the data for September 2024 - 8.3%, but a sharp increase compared to 1.5% of GDP on the eve of the war). According to the Bank of Israel forecast, the deficit is expected to be 4.7% at the end of 2025.

Similarly, the unemployment rate in the economy remains low - 2.6% in December 2024, and reflects a tight labor market.

The High-Tech Industry

As a provider of IT solutions, products, and services, the Company competes with other companies in the high-tech industry for quality personnel.  In addition, a significant part of the Company's revenues (approximately 16% in 2024) are to companies in the high-tech sector. The past two years have been challenging for the Israeli high-tech sector. This is reflected, inter alia, in a decline in the number of startups and a decrease in demand for technological staffing (with an emphasis on inexperienced employees – juniors). Accordingly, in 2024, there was a halt in growth in terms of the absolute numbers of high-tech employees, remaining steady at around 400,000 employees – about 11% of the Israeli workforce.3

In the Company's assessment, the staffing reduction trend in high-tech companies may make it easier for the Company to recruit and retain employees, and to mitigate the pressure for wage increases on the part of the employees. On the other hand, the uncertainty in the high-tech industry could lead to a decrease in demand and even harm some of the Company's customers in this operating sector and consequently, harm the Company's operating results.

2 https://www.boi.org.il/publications/pressreleases/6-1-25/

3 https://dbisrael.co.il/wp-content/uploads/2025/01/%D7%A1%D7%99%D7%9B%D7%95%D7%9D-%D7%A9%D7%A0%D7%AA-2024.pdf

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Effect on the Company’s Operating Results

As detailed below, despite the limited negative impact of the war on the Company’s results, its operations in 2024 were characterized by a continued growth in operating volumes, revenues, profit, and cash flow.

As at the date of the financial statements and as at the reporting date, approximately 170 and approximately 125 of the Company's employees (respectively) are on active reserve duty, compared to approximately 470 who were on active duty at the end of December 2023.

In respect of employees serving in the reserves, during the reporting period, the Company recorded net expenses due to only partial reimbursement from the State. In May 2024, the National Insurance Regulations (Indemnification of Employers for the Period of Emergency Reserve Duty) (Temporary Provision – Iron Swords), were published. These regulations provide reimbursement to employers for pension contributions for employees who were called up for reserve duty during the state of emergency, up to 20% of the reserve duty remuneration. Accordingly, starting in the second quarter of the year, the Company received said indemnification from the National Insurance Institute. This indemnification was recorded in the financial statements as a decrease in cost of revenues. Out of said reimbursements, approximately NIS 6 million was retroactive reimbursement for Q4/23 and the remainder was for the current year.

For further details, see Section 19 of the Chapter: "Description of the Corporation's Business."

The information mentioned above in this section concerning the Company's assessments as to the impact on the war on its operations, a war that is at its peak and whose full effects and implications have not yet been ascertained, the Company’s economic environment, and developments in the high-tech industry, constitutes forward-looking information, as defined in the Securities Law, 1968 (the "Securities Law"). It is based on management's assessments and business experience, as well as assumptions, various scenarios, analyses, and public information, along with the assessments of research companies and analysts as of the report date. The information may not materialize, in whole or in part, or materialize differently, including in a manner that is materially different than expected, inter alia, as a result of high uncertainty, economic instability, and developments that cannot be assessed at this time in connection with the war, its duration, intensity, and impact, including in relation to the functioning of the economy and the home front, as a result of market competition, economic slowdown or instability in the economy, and as a result of the realization of all or part of the risk factors appearing in Section 19 of the Company’s Periodic Report.

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1.1.4. Material events during the reporting period

Changing auditors

On 3 April 2024, a resolution was passed at the general meeting of the shareholders to appoint the auditing firm BDO Israel as the Company's auditor, starting from the first quarter of 2024, and to terminate the engagement with Ernst & Young – Kost Forer Gabbay & Kasierer (E&Y) on that date. See the Company’s report dated 11 March 2024 (ref.: 2024-01-024189) for details.

Commercial Securities

Further to Note 10c to the Consolidated Financial Statements regarding (non-marketable) commercial securities (Series 1) (the "Commercial Securities”), in March 2024, the Company received the consent of the holders of the Commercial Securities to extend the term of the Commercial Securities by another five years, until 29 November 2029.
On 18 July 2024, the Company expanded this series of Commercial Securities by an additional NIS 100 million (for a total of NIS 300 million par value Commercial Securities). Similarly, the terms of the Commercial Securities have been amended such that as of that same date, the Commercial Securities bear variable interest at the Bank of Israel rate plus 0.25% (instead of 0.5%), and without any modification to the remaining terms of the Commercial Securities.

On 19 February 2025, the holders' consent was obtained to extend the Commercial Securities ’s duration until 21 February 2030.

Acquisition of Alacer’s U.S. Operations

See Note 3(d) to the consolidated financial statements for details.

Acquisition of Ortec

On 3 December 2024, the Company, through its subsidiary Matrix I.T. Integration and Infrastructure, completed the acquisition of 100% of the share capital of Moshe Ort Holdings Ltd. (“Ortec”) for the sum of NIS 19.5 million (including equity) plus additional consideration that is contingent on the Company's future financial results. Ortec imports, distributes, sells and provides support and characterization services for automatic manufacturing machines used for component assembly, as well as automated inspection machines used for assembly processes and components on production lines in the sectors of industry equipment, medical devices, military equipment, lasers, and sensors for civilian and security applications, optical communication systems, radar systems for cars. Additionally, it serves, inter alia, as a representative in Israel for dozens of international manufacturers.

See Note 3e to the financial statements for details.

1.1.5. Material  events after the date of the financial statements

Acquisition of Gav Systems

On 4 February 2025, the Company, through its subsidiary Matrix I. T. Systems Ltd., completed the acquisition of 70% of the share capital of Gav Systems Ltd. and Gav Express Ltd. for the sum of NIS 45.5 million (including equity). Pursuant to the agreement, the Company and the seller have a mutual option for the sale and purchase of the seller’s remaining shares to the Company.  The company provides professional services, primarily in the fields of computing and software development. Pursuant to the purchase agreement, the Company and the seller have a mutual option to sell and purchase the seller's remaining shares to the Company. The Company is expected to consolidate the operating results of Gav Systems in its financial statements as of the beginning of the first quarter of 2025. See Note 25 to the financial statements for details.

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1.1.6. Key breakdown of operating results in the past 5 years (2020-2024)

*Neutralizing the increased revenues presented on a net basis, the growth in revenues in 2024 and in the quarter came to 10% and 10.2%, respectively. See Section 1.2.2 below for additional explanations.

*	In 2022 includes a capital gain from the realization of an investment in Infinity in the gross amount of NIS 150.1 million and NIS 121.6 million after tax.

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*	In 2022 includes a capital gain from the realization of an investment in Infinity in the gross amount of NIS 150.1 million and NIS 121.6 million after tax.

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*	In 2022 includes a capital gain from the realization of an investment in Infinity in the gross amount of NIS 150.1 million and NIS 121.6 million after tax.

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1.1.7 Condensed statements of consolidated income for the years ended December 31, 2024 and December 31, 2023 and for the fourth quarter of 2024 ended on those same dates (NIS thousands)

	For the year ended	For the year ended	Change in %	For the three months ended	For the three months ended	Change in %
	31.12.24	31.12.23		31.12.24	31.12.23
Revenues	5,579,538	5,232,105	*6.6%	1,374,283	1,320,690	*4.1%
Cost of revenues and services	4,746,544	4,467,925	6.2%	1,155,265	1,117,274	3.4%
Gross profit	832,994	764,180	9%	219,018	203,416	7.7%
% of revenues	14.9%	14.6%		15.9%	15.4%

Selling and marketing expenses	196,231	189,698	3.4%	49,918	51,275	(2.6%)
General and administrative expenses	186,689	181,063	3.1%	49,140	51,129	(3.9%)
Operating income	450,074	393,419	14.4%	119,960	101,012	18.8%
% of revenues	8.1%	7.5%		8.7%	7.6%

Financial expenses, net	66,872	68,233	(2.0%)	19,298	18,908	2.1%
Profit before taxes on income	383,202	325,186	17.8%	100,662	82,104	22.6%
Taxes on income	94,978	78,331	21.3%	26,679	20,183	32.2%
Net income	288,224	246,855	16.8%	73,983	61,921	19.5%
% of revenues	5.2%	4.7%		5.4%	4.7%
Net income attributable to:
Equity holders of the company	272,422	227,333	19.8%	69,885	56,537	23.6%
Non-controlling interests	15,802	19,522	(19.1%)	4,098	5,384	(23.9%)
Net income	288,224	246,855	16.8%	73,983	61,921	19.5%
%	5.2%	4.7%		5.4%	4.7%
EBITDA[4]	636,885	597,038	6.7%	168,949	155,020	9%
% of revenues	11.4%	11.4%		12.3%	11.7%

* Neutralizing the increased revenues presented on a net basis, the growth in revenues in 2024 and in the fourth quarter came to 10% and 10.2%, respectively. See Section 1.2.2 below for additional explanations.

4 Earnings before interest, taxes, depreciation and amortization

Board of Directors' Report     12

1.2. Analysis of results of operations

1.2.1. Seasonality

In the fourth quarter of 2024, the number of work hours was approximately 5.2% lower compared to the corresponding quarter. This was due to the timing of the Jewish High Holidays, that in 2024 occurred during the fourth quarter, whereas during the parallel period, they fell on the third quarter. (For details, see also, section 9 of the Chapter "Description of the Corporation's Business" as at 31 December 2024, regarding “Seasonality.”) Mostly, the impact of said seasonality was on the IT, Consulting, and Management in Israel segment.

1.2.2. Analysis of results of activity

1)	The Company's revenues in 2024 amounted to NIS 5,579.5 million, compared to NIS 5,232.1 million in 2023, an increase of approximately 6.6%. The growth rate in revenues, adjusted for the increase in revenues accounted for on a net basis, is about 10%. (See Section 5 below for details).

The Company's revenues in the fourth quarter amounted to NIS 1,374.3 million, compared to NIS 1,320.7 million in the corresponding quarter, an increase of approximately 4.1%. The growth rate in revenues in the fourth quarter, adjusted for the increase in the volume of revenues accounted for on a net basis, is about 10.2%. ((See Section 5 below for details). This growth was achieved despite the decreased number of work hours during the quarter, as noted forth above.

The increase in revenues in 2024 and during the fourth quarter comparted to the corresponding periods derived primarily from an increase in the scope of operations in the IT Solutions and Services, Consulting and Management in Israel segment, and in the Marketing and Support of Software Products segment, offset in part by a decrease in revenues, in the IT Solutions and Services in the US segment.

The vast majority of the growth in revenues was organic, as the first-time consolidation of results of acquired companies is at the end of 2024 - Ortec (as of December 2024) and Alacer (as of the fourth quarter of 2024). Net of the effect of the consolidation of these companies for the first time, the Company recorded organic growth in revenues of approximately 6.5% and 3.6% in 2024 and the fourth quarter, respectively (organic growth neutralizing the effect of the increase in revenues recorded on a net basis of approximately 9.9% and 9.7% in 2024 and during the fourth quarter, respectively).

2)	Gross profit in 2024 came to NIS 833 million (approximately 14.9% of revenues) compared to NIS 764.2 million in 2023 (approximately 14.6% of revenues), an increase of 9%.

Gross profit in the fourth quarter amounted to a record NIS 219 million (approximately 15.9% of revenues), compared with NIS 203.4 million in the corresponding quarter (approximately 15.4% of revenues), an increase of 7.7%.

The increase in gross profit and gross margin in 2024 and in the fourth quarter is driven mainly by an increase in revenues as well as by operational efficiency measures carried out by the Company.

Gross profit in 2024 was positively affected as a result of indemnification for 2023 in respect of pension deposits for reservists, in the amount of approximately NIS 6 million that was received from the National Insurance Institute in the second quarter of this year.

Board of Directors' Report     13

3)	Sales, marketing, general & administrative, expenses
in 2024 amounted to NIS 382.9 million (approximately 6.9% of revenues), compared to approximately NIS 370.7 million in 2023 (approximately 7.1% of total revenues), an increase of NIS 12.2 million. The increase in SG&A expenses in 2024 derived primarily from an increase in the volume of the Company’s operations, while its percentage out of total revenues decreased.

SG&A expenses in the fourth quarter amounted to NIS 99 million (approximately 7.2% of revenues), compared to approximately NIS 102.4 million in the corresponding quarter (approximately 7.8% of total revenues), a decrease of NIS 3.4 million.

It should be noted that selling expenses include an amount of NIS 22.2 million and NIS 5.9 million during the period and during the quarter, respectively, for amortization of intangible assets deriving from business combinations, compared to NIS 26.7 million and NIS 6.8 million during the corresponding periods.

General & administrative expenses include an amount of NIS 18 million and NIS 4.5 million during the period and the quarter, respectively, for the costs of share-based payments to officers and senior executives, as compared with NIS 16.1 million and NIS 4.5 million in the corresponding periods.

4)	Operating income

Operating income in 2024 came to NIS 450 million (approximately 8.1% of revenues) compared to NIS 393.4 million in 2023 approximately 7.5% of revenues), an increase of 14.4%.

The Operating income in the fourth quarter amounted to NIS 120 million (about 8.7% of revenues), compared to NIS 101 million (about 7.6% of revenues), in the corresponding quarter, an increase of about 18.8%.

The increase in Operating income during the period and during the quarter compared to the corresponding periods is attributed mainly to growth in profit in all segments, except for the decrease in the IT Solutions in the US segment.

The absolute majority of the increase in Operating income is the result of organic growth. Further to the details provided in the revenues chapter above, Net of the effect of the consolidation for the first time of Ortec and Alacer, operating income grew organically by 13.6% and 15.5% during the period and the quarter, respectively.

For the impact of the increase revenues from transactions whose accounted for on a net basis on the operating income margin, see Section 5, below.

5)	Key results of the Company adjusted for the impact of revenues accounted for on a net basis

During the period and during the fourth quarter, the Company recorded an increase in revenues , which, according to IFRS, must be recognized on a net basis (most of the increase was in the Cloud and Computing Infrastructure segment). This affects the Company's revenues, revenue growth rate, and profit margin.
For the sake of comparability, the following analysis presents the Company’s revenues and operating income, net of the impact of gross/net revenue presentation.

Board of Directors' Report     14

	For the year ended	For the year ended	Change in %	For the three months ended	For the three months ended	Change in %
	31.12.24	31.12.23		31.12.24	31.12.23
Revenues	5,579,538	5,232,105	6.6%	1,374,283	1,320,690	4.1%
Adjustments for the increase in revenues accounted for on a net basis	177,441			81,173
Adjusted revenues	5,756,979	5,232,105	10%	1,455,456	1,320,690	10.2%
Operating income	450,074	393,419	14.4%	119,960	101,012	18.8%
% of revenues	7.8%	7.5%		8.2%	7.6%

6)	Financial expenses (net)

Financial expenses (net) in 2024 amounted to NIS 66.9 million, compared with financial expenses (net) in the amount of NIS 68.2 million in 2023.
Financial expenses (net) in the fourth quarter amounted to NIS 19.3 million, compared with financial expenses (net) in the amount of NIS 18.9 million in the fourth quarter of 2023.

The following are the details the financial expenses (NIS thousands):

	For the year ended	For the year ended	For the three months ended	For the three months ended
	31.12.24	31.12.23	31.12.24	31.12.23
Interest, commissions, and other (net)	25,442	39,530	6,088	8,413
Exchange rate differences	14,321	1,403	4,598	5,851
Accounting finance expenses*	27,109	27,300	8,612	4,644
Total financial expenses, net	66,872	68,233	19,298	18,908

As noted above, the decrease in financial expenses, net, in 2024, compared with previous year, is due to a decrease in interest expenses on the Company's financial liabilities (net of financial income from investments and deposits), primarily in light of the continued decrease in the scope of the Company's financial debt. The decrease in net interest expenses was offset for the most part by an increase in exchange difference expenses during the period compared with the corresponding period. The slight increase in net financial expenses in the quarter compared to the corresponding quarter is due to an increase in accounting financial expenses (deriving primarily from the revaluation of existing put options to minority shareholders derived from the increased profitability in these subsidiaries). The increase in accounting financial expenses during the quarter was partially offset by a decrease in net interest expenses and exchange difference expenses.

*	Financial expenses in respect of leases, adjustments for put options for non-controlling interests in subsidiaries, and adjustments for actuarial obligations to employees.

Board of Directors' Report     15

7)	Taxes on income

Tax expenses in 2024 amounted to NIS 95 million (about 24.8% of profits before tax), compared to NIS 78.3 million in 2023 (about 24.1% of profits before tax).

Tax expenses in the fourth quarter amounted to NIS 26.7 million (approximately 26.5% of profits before tax) compared to NIS 20.2 million (approximately 24.6% of profits before tax) in the corresponding quarter of the previous year.

The increase in tax expenses reflects the increase in profit. The increase in the Company's effective tax rate in the period and in the quarter, compared with the corresponding periods, is mainly due to an increase in non-tax deductible (such as revaluation of put options for minority shareholders in subsidiaries).

8)	Net income

Net income in 2024 amounted to NIS 288.2 million (approximately 5.2% of revenues), compared to NIS 246.9 million (approximately 4.7% of revenues) in 2023, an increase of approximately 16.8%.

Net income in the fourth quarter amounted to NIS 74 million (about 5.4% of revenues), compared to NIS 61.9 million (about 4.7% of revenues), in the corresponding quarter , an increase of about 19.5%.

9)	Net income attributable to Equity holders of the company

Net income attributable to Equity holders of the company  in 2024 amounted to NIS 272.4 million (approximately 4.9% of revenues), compared to NIS 227.3 million (approximately 4.3% of revenues) in 2023, an increase of approximately 19.8%.

The net income attributable Equity holders of the company in the quarter amounted to NIS 69.9 million (about 5.1% of revenues), compared to NIS 56.6 million (about 4.3% of revenues) in the corresponding quarter, an increase of about 23.6%.

10)	comprehensive income (NIS thousands)

	For the year ended	For the year ended	For the three months ended	For the three months ended
	31.12.24	31.12.23	31.12.24	31.12.23

Net income	288,224	246,855	73,983	61,921
Other comprehensive income (net of tax effects)
Amounts that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) from remeasurement of defined benefit plans	2,722	3,280	799	(705)
Amounts that will be classified or reclassified to profit or loss if specific conditions are met:
Change in fair value of instruments used in cash flow hedging	(4)	(532)	128	112
Adjustments for translation of financial statements of foreign operations	(1,140)	11,981	(9,329)	(18,232)
Total comprehensive income	289,802	261,584	65,581	43,096

Board of Directors' Report     16

11)	Income before interest, taxes, depreciation and amortization - EBITDA (NIS thousands)

EBITDA figure is presented as it is a widely accepted indicator for measuring the performance in comparable companies, and it represents an approximation of cash flows from operating activities, that neutralizes the effect from the operating income expenses not involving cash flows, which excludes non-cash operating income and expenses, such as depreciation and amortization, including of intangible assets acquired in business combinations.

Below are the EBITDA and adjusted EBITDA, net of IFRS 16:

	For the year ended	For the year ended	Change in %	For the three months ended	For the three months ended	Change in %
	31.12.24	31.12.23		31.12.24	31.12.23
Operating income	450,074	393,419	14.4%	119,960	101,012	18.8%
Depreciation and amortization[5]	186,811	203,619	(8.3%)	48,989	54,008	(9.3%)
EBITDA	636,885	597,038	6.7%	168,949	155,020	9%
% of revenues	11.4%	11.4%		12.3%	11.7%
Net of depreciation expenses IFRS 16[6]	130,704	137,903	(5.2%)	34,120	36,310	(6%)
EBITDA net of IFRS 16	506,181	459,135	10.2%	134,829	118,710	13.6%
% of revenues	9.1%	8.8%		9.8%	9.0%

12)	Diluted net earnings per share attributable to the Company shareholders

Year	NIS
2024	4.29
2023	3.58
2022*	5.30
2021	3.09
2020	2.74

* Net of the net capital gain from the realization of Infinity – NIS 3.37 per share.

[5]	Most of the decrease in depreciation and amortization expenses in 2024 and in the fourth quarter, compared to the corresponding periods, is attributable to the acceleration of the amortization and depreciation of property, plant, and equipment in 2023, in connection with the Company's main office building in Herzliya, ahead of the relocation to the new building in Kfar Saba.

[6]	In accordance with International Financial Reporting Standard Leases IFRS16 (presented under depreciation and financing expenses).

Board of Directors' Report     17

1.2.3. Summary of consolidated profit and loss results by quarters for 2024 including the fourth quarter of 2023 (NIS thousands)

	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23
Revenues	1,374,283	1,418,810	1,332,732	1,453,713	1,320,690
Cost of revenues and services	1,155,265	1,213,763	1,130,946	1,246,570	1,117,274
Gross profit	219,018	205,047	201,786	207,143	203,416
% of revenues	15.9%	14.5%	15.1%	14.2%	15.4%

Selling and marketing expenses	49,918	48,650	46,615	51,048	51,275
General and administrative expenses	49,140	48,216	43,916	45,417	51,129
Operating income	119,960	108,181	111,255	110,678	101,012
% of revenues	8.7%	7.6%	8.3%	7.6%	7.6%

Financial expenses, net	19,298	16,155	14,833	16,586	18,908
Profit before taxes on income	100,662	92,026	96,422	94,092	82,104
Taxes on income	26,679	22,308	23,321	22,670	20,183

Net income	73,983	69,718	73,101	71,422	61,921
% of revenues	5.4%	4.9%	5.5%	4.9%	4.7%

Other comprehensive income (after the effect of tax):
Adjustments for translation of financial statements	(9,329)	(3,705)	7,065	4,829	(18,232)
Remeasurement of defined benefit plans	799	(5)	1,138	790	(705)
Change in fair value of instruments used in cash flow hedging	128	63	(272)	77	112
Total comprehensive income	65,581	66,071	81,032	77,118	43,096

Net income attributable to:
Company shareholders	69,885	64,396	69,495	68,646	56,537
Non-controlling interests	4,098	5,322	3,606	2,776	5,384
Net income	73,983	69,718	73,101	71,422	61,921

Total comprehensive income attributable to:
Company shareholders	61,497	60,691	77,570	74,046	37,774
Non-controlling interests	4,084	5,380	3,462	3,072	5,322
Total comprehensive income	65,581	66,071	81,032	77,118	43,096

Board of Directors' Report     18

1.2.4. Condensed results of consolidated profit and loss by operating segments for 2024 compared with 2023 and for the fourth quarter of 2024 compared to the fourth quarter of 20237 (NIS thousands)

	For the year ended	For the year ended	Change in %	For the three months ended	For the three months ended	Change in %
	31.12.2024	31.12.2023		31.12.2024	31.12.2023
Revenues according to operating segment:
IT Solutions and Services, Consulting and Management in Israel (1)	3,337,267	3,119,493	7.0%	819,026	780,292	5.0%
IT Solutions and Services in the US (2)	460,939	487,189	(5.4%)	112,350	129,966	(13.6%)
Marketing and Support of Software Products	456,765	329,727	38.5%	118,819	105,264	12.9%
Cloud and Computing Infrastructures	1,515,931	1,514,019	0.1%	385,920	395,741	(2.5%)
Inter-segmental adjustments	(191,364)	(218,323)		(61,832)	(90,573)
Total revenues	5,579,538	5,232,105	6.6%	1,374,283	1,320,690	4.1%

Operating income:
IT Solutions and Services, Consulting and Management in Israel (1)	250,113	205,658	21.6%	65,439	47,930	36.5%
IT Solutions and Services in the US (2)	66,865	76,168	(12.2%)	16,466	23,200	(29%)
Marketing and Support of Software Products	45,364	36,123	25.6%	20,012	15,091	32.6%
Cloud and Computing Infrastructures	106,405	87,957	21.0%	27,980	23,372	19.7%
Inter-segmental adjustments	(18,673)	(12,487)		(9,937)	(8,581)
Operating income	450,074	393,419	14.4%	119,960	101,012	18.8%

(1)	Including immaterial operations in Europe

(2)	Including immaterial operations in Canada

7 As of the 2024 financial statements, the Company presents the training and implementation activity, which was presented in the past as a separate operating segment, as part of the IT, Consulting, and Management Solutions in Israel segment. For full disclosure, the comparative figures will be presented at the end of this section, along with details of the operating results of the above operating segments, before presenting them as one segment.

Board of Directors' Report     19

	For the year ended	For the year ended	For the three months ended	For the three months ended
	31.12.24 - percentage	31.12.23 - percentage	31.12.24 - percentage	31.12.23 - percentage
Operating income margin
IT Solutions and Services, Consulting and Management in Israel (1)	7.5%	6.6%	8%	6.1%
IT Solutions and Services in the US (2)	14.5%	15.6%	14.7%	17.9%
Marketing and Support of Software Products	9.9%	11.0%	16.8%	14.3%
Cloud and Computing Infrastructures	7.0%	5.8%	7.3%	5.9%
Operating income margin percentages	8.1%	7.5%	8.7%	7.6%

	For the year ended	For the year ended	For the three months ended	For the three months ended
	31.12.24 - percentage	31.12.23 - percentage	31.12.24 - percentage	31.12.23 - percentage
Revenues according to operating segment
IT Solutions and Services, Consulting and Management in Israel (1)	57.8%	57.2%	57.0%	55.3%
IT Solutions and Services in the US (2)	8.0%	8.9%	7.8%	9.2%
Marketing and Support of Software Products	7.9%	6.0%	8.3%	7.5%
Cloud and Computing Infrastructures	26.3%	27.9%	26.9%	28.0%
Total revenues in percentages	100%	100%	100%	100%

	For the year ended	For the year ended	For the three months ended	For the three months ended
	31.12.24 - percentage	31.12.23 - percentage	31.12.24 - percentage	31.12.23 - percentage
Contribution to Operating income according to operating segments:
IT Solutions and Services, Consulting and Management in Israel (1)	53.4%	50.7%	50.4%	43.7%
IT Solutions and Services in the US (2)	14.3%	18.8%	12.7%	21.2%
Marketing and Support of Software Products	9.7%	9.0%	15.4%	13.8%
Cloud and Computing Infrastructures	22.6%	21.5%	21.5%	21.3%
Total Operating income percentages	100%	100%	100%	100%

(1)	Including immaterial operations in Europe

(2)	Including immaterial operations in Canada

Board of Directors' Report     20

	For the year ended	For the year ended	Change in %	For the three months ended	For the three months ended	Change in %
	31.12.24	31.12.23		31.12.24	31.12.23
Geographic information
Revenues
Revenues from Israel	5,215,701	4,865,957	7.2%	1,301,348	1,245,005	4.5%
Revenues from United States	460,939	487,189	(5.4%)	112,350	129,966	(13.6%)
Revenues from Europe	94,262	97,282	(3.1%)	22,417	36,292	(38.2%)
Inter-segmental adjustments	(191,364)	(218,323)		(61,832)	(90,573)
Total revenues	5,579,538	5,232,105	6.6%	1,374,283	1,320,690	4.1%

Operating income
Operating income from Israel	393,752	322,115	22.2%	111,445	84,425	32%
Operating income from United States	66,865	76,168	(12.2%)	16,466	23,200	(29.0%)
Operating income from Europe	8,130	7,623	6.7%	1,986	1,968	0.9%
Inter-segmental adjustment	(18,673)	(12,487)		(9,937)	(8,581)
Total Operating income	450,074	393,419	14.4%	119,960	101,012	18.8%

Board of Directors' Report     21

	For the year ended	For the year ended	For the three months ended	For the three months ended
	31.12.24 - percentage	31.12.23 - percentage	31.12.24 - percentage	31.12.23 - percentage
Geographical revenue rate
Revenues from Israel	90.4%	89.3%	90.6%	88.2%
Revenues from United States	8.0%	8.9%	7.8%	9.2%
Revenues from Europe	1.6%	1.8%	1.6%	2.6%
Total revenues in percentages	100%	100%	100%	100%

Geographical operating income margin
Operating income margin from Israel	7.5%	6.6%	8.6%	6.8%
Operating income margin from the US	14.5%	15.6%	14.7%	17.9%
Operating income margin from Europe	8.6%	7.8%	8.9%	5.4%
Operating income percentages	8.1%	7.5%	8.7%	7.6%

Rate of geographical contribution to Operating income
Operating income from Israel	84%	79.3%	85.8%	77.0%
Operating income from United States	14.3%	18.8%	12.7%	21.2%
Operating income from Europe	1.7%	1.9%	1.5%	1.8%
Total contribution in percentages	100%	100%	100%	100%

1.2.5. Analysis of results by according to for 2024 compared with 2023

IT Solutions and Services, Consulting and Management in Israel

Revenues

Revenues of the IT Solutions and Services, Consulting and Management in Israel segment in 2024 amounted to NIS 3,337.3 million, compared to NIS 3,119.5 million in 2023, an increase of approximately 7%.

The segmental revenues in the fourth quarter amounted to NIS 819 million, compared to NIS 780.3 million in the corresponding quarter, an increase of approximately 5%.

Board of Directors' Report     22

Operating income

The segment's operating income in 2024 amounted to NIS 250.1 million (approximately 7.5% of the segment's revenues), compared to approximately NIS 205.7 million (approximately 6.6% of the segment's revenues) in 2023, an increase of approximately 21.6%.

The segment's operating income in the fourth quarter amounted to NIS 65.4 million (approximately 6.9% of the segment's revenues), compared to NIS 47.9 million in the corresponding quarter (approximately 6.1% of the segment's revenues), an increase of approximately 36.5%.

The increase in segmental revenues and operating income in 2024 and in the fourth quarter, compared to the corresponding periods, resulted from organic growth in the scale of operations and profitability in all business lines of the segmental operations, with emphasis on core systems, professional services, and defense operations.

The impressive growth in the segment’s operating income in the fourth quarter, compared to the corresponding quarter, was achieved despite the effect of the seasonality as described in Section 1.2.1 above. (The number of work hours in the fourth quarter was approximately 5.2% lower compared to the corresponding quarter).

Operating income in 2024 and its margin was positively affected by the retroactive reimbursement of pension contributions for active duty reservists received from the National Insurance Institute in the second quarter in respect of 2023, the overwhelming majority of which is attributed to this segment.

IT Solutions and Services in the US

Revenues

The IT Solutions and Services in the US segmental revenues in 2024 amounted to NIS 460.9 million, compared to NIS 487.2 million in 2023, a decrease of approximately 5.4%.

The segmental revenues in this quarter amounted to NIS 112.4 million, compared to NIS 130 million in the corresponding quarter, a decrease of approximately 13.6%.

Operating income

The segmental Operating income in 2024 amounted to NIS 66.9 million (approximately 14.5% of revenues), compared to NIS 76.2 million (approximately 15.6% of revenues) in 2023, a decrease of approximately 12.2%.

The segmental operating income during the quarter amounted to NIS 16.5 million (approximately 14.7% of revenues), compared to NIS 23.2 million (approximately 17.9% of revenues) during the corresponding quarter, a decrease of approximately 29%.

The decrease in revenues and operating income in 2024 and the fourth quarter, compared to the corresponding periods, results from the completion of several GRC projects during the course of the period. This impact was only partially offset by new customer engagements, which are expected to be reflected in the scope of operations and profitability during 2025. it should be noted that the first-time consolidation of Alacer's operating results in the fourth quarter did not have a material impact on the 2024 results.

In order to offset the external effects of fluctuating exchange rates, see an analysis of the segment results is also presented below in USD (USD millions):

Board of Directors' Report     23

	For the year ended	For the year ended	Change in %	For the three months ended	For the three months ended	Change in %
	31.12.24	31.12.23		31.12.24	31.12.23
Revenues	124.6	132.2	(5.8%)	30.4	35.3	(13.9%)
Operating income	18.1	20.7	(12.7%)	4.5	6.3	(29.3%)
Profit margin (%)	14.5%	15.7%		14.7%	17.9%

Marketing and Support of Software Products

Revenues

The Marketing and Support of Software Products segmental revenues in 2024 amounted to NIS 456.8 million, compared to NIS 329.7 million in 2023, an increase of approximately 38.5%.

The segmental revenues in the fourth quarter amounted to NIS 118.8 million, compared to NIS 105.3 million in the corresponding quarter, an increase of approximately 12.9%.

Operating income

The segmental operating income in 2024 amounted to NIS 45.4 million (approximately 9.9% of revenues), compared to NIS 36.1 million (approximately 11% of revenues) in 2023, an increase of approximately 25.6%.

The segmental operating income during the quarter amounted to NIS 20 million (approximately 16.8% of revenues), compared to NIS 15.1 million (approximately 14.3% of revenues) during the corresponding quarter, an increase of approximately 32.6%.

The increase in revenues and operating income reflects (entirely organic) growth in the scale of segmental operations. The changes in the segment's operating margin in 2024 and in fourth quarter, compared to the corresponding periods, result from variations in the transaction mix.

Cloud and Computing Infrastructure

Revenues

The Cloud and Computing Infrastructure segmental revenues in 2024 amounted to NIS 1,515.9 million, similar to NIS 1,514 million in 2023.

The segmental revenues in the fourth quarter amounted to NIS 385.9 million, compared to NIS 395.7 million in the corresponding quarter, a decrease of approximately 2.5%.

The modes increase in revenues during the period and the modest decrease during the quarter compared to the corresponding periods, primarily reflect a continued growth in the Enterprise Discount Program (“EDP”) cloud transactions, whose revenues are accounted for on a net basis, out of all cloud transactions in this operating segment. For details regarding segmental revenues net of the above accounting effect, see Section 5, above.

Board of Directors' Report     24

Operating income

The segmental operating income in 2024 amounted to NIS 106.4 million (approximately 7% of revenues), compared to NIS 88 million (approximately 5.8% of revenues) in 2023, an increase of approximately 21%.

The segmental operating income during the quarter amounted to NIS 28 million (approximately 7.3% of revenues), compared to NIS 23.4 million (approximately 5.9% of revenues) during the corresponding quarter, an increase of approximately 19.7%.

The increase in operating income in 2024 and in the fourth quarter, compared to the corresponding periods, reflects growth in the volumes of operations in the segment, with an emphasis on revenues, marketing, and integration of computing systems, and marketing, installation, and support of advanced technology solutions (RDT and Ortec).

The increase in the operating margin is paltry due to the continued rise of EDP cloud transactions, whose revenues are accounted for on a net basis, as detailed above, and from transactions mix in the segment (higher profit transactions compared to corresponding periods).

Segmental results in the fourth quarter were also positively affected by the first-time consolidation of Ortec as of December 2024.

Key segmental results excluding the presentation of income on a net basis

For comparability, and to eliminate the external/accounting effects arising from the increase in revenues accounted for  on a net basis, see an analysis of the Company's revenues and operating income excluding this effect.

	For the year ended	For the year ended	Change in %	For the three months ended	For the three months ended	Change in %
	31.12.24	31.12.23		31.12.24	31.12.23
Revenues	1,515,931	1,514,019	0.1%	385,920	395,741	(2.5%)
Adjustments for the increase in revenues accounted for on a net basis	158,180			68,378
Adjusted revenues	1,674,111	1,514,019	10.6%	454,298	395,741	14.8%
Operating income	106,405	87,957	21%	27,980	23,372	19.7%
% of revenues	6.4%	5.8%		6.2%	5.9%

Board of Directors' Report     25

Training and implementation operations

As of the 2024 financial statements, the Company presents the training and implementation activity, which was presented in the past as a separate operating segment, and constituted approximately 3.4% and 2.9% of the Company’s total revenues and Operating income in 2023, as part of the IT Solutions and Services, Consulting, and Management in Israel segment. The comparative figures were restated in order to reflect the change in the structure of the Company's operating segments.

For the purpose of full disclosure, details of the operating results of the above operating segments are presented below, prior to their consolidation as one segment.

	I.T. in Israel			Training and Implementation			Adjustments		I.T. in Israel & Training and Implementation

	2024	2023	Growth in %	2024	2023	Growth in %	2024	2023	2024	2023	Growth in %
Revenues	3,163,723	2,946,194	7.4%	180,324	177,837	1.4%	(6,780)	(4,538)	3,337,267	3,119,493	7.0%
Operating income	241,820	198,785	21.6%	8,293	11,572	(28.3%)	-	(4,699)	250,113	205,658	21.6%
% of revenues	7.6%	6.7%		4.6%	6.5%				7.5%	6.6%

Board of Directors' Report     26

1.2.6 Commitments and special events

Dividend distribution

Date of distribution	Amount of dividend per share (agorot)	Amount of dividend (in NIS millions)
15.04.2024	127	80.68
25.07.2024	81	51.45
01.10.2024	82	52.09
06.01.2025	76	48.27
Total for 2024	366	232.49
Total for 2023	199	126.4

The Company's dividend policy is a distribution of up to 75% of the net annual profit attributable to its shareholders. In general, the dividend will be distributed once per quarter subject to the distribution requirements set by applicable law, which are examined by the Board of Directors at any relevant time.

In the past five years (2020-2024), the Company distributed a total of NIS 915 million in dividends to its shareholders.

Confirmation of issuer credit rating

On 28 March 2024, Midroog confirmed an Aa3 issuer and debenture credit rating with a stable outlook and an Aa3 rating with a stable outlook for the Company’s (Series B) Debentures. On 16 July 2024, Midroog confirmed a rating of P-1.il for the Commercial Securities.

1.3. Financial position, liquidity, and financial sources (NIS thousands)

Analysis of financial position as of 31 December 2024 and 31 December 2023

Balances of liquid assets and financial indices

	31.12.2024	31.12.2023	Change

Cash and cash equivalents	668,495	640,208	28,287
Short-term credit	(470,006)	(487,917)	17,911
Long-term credit	(315,098)	(468,456)	153,358
"Net" debt	(116,609)	(316,165)	199,556
Total balance sheet	4,479,636	4,035,232	444,404
Ratio of net financial debt to the total balance sheet	2.6%	7.8%
Current ratio	1.1	1.2
Balance of retained earnings	708,634	665,981	42,653
Total equity attributable to shareholders	1,088,733	1,048,587	40,146
Ratio of shareholder equity to balance sheet	24.3%	26%

Board of Directors' Report     27

Summary of consolidated statements of financial position (NIS thousands)

	31.12.2024	31.12.2023	Change
Assets:
Cash and cash equivalents	668,495	640,208	28,287
Trade receivables and unbilled receivables, net	1,926,190	1,676,969	249,221
Inventories	101,861	146,089	(44,228)
Goodwill	955,988	918,829	37,159
Intangible assets, net	89,893	98,405	(8,512)
Right-of-use assets	369,935	213,933	156,002
All others (property, plant, and equipment, deferred taxes, etc.)	367,274	340,799	26,475
Total assets	4,479,636	4,035,232	444,404

Liabilities:
Short-term credit from banks and other credit providers	785,079	956,230	(171,151)
Trade payables	926,753	784,599	142,154
Deferred revenues	427,786	298,908	128,878
Leasing liabilities	372,809	215,756	157,053
Liabilities for options to holders of non-controlling interests and contingent liabilities for business combinations	125,687	91,907	33,780
All others	697,195	580,360	116,835
Total liabilities	3,335,309	2,927,760	407,549

The increase in the assets line-items was resulted from an increase in trade receivables and in net accrued income (mainly in parallel with an increase in trade payables including in respect of marketing and distribution of software products transactions), as well as from an increase in goodwill (due to the consolidation of Ortec and Alacer). The increase was partially offset by a decrease in inventories.

The increase in total liabilities is mainly due to an increase in trade payables and deferred revenues (primarily advance payments from customers in long term transactions) and a revaluation of existing put options to minority shareholders derived from the increased profitability in these subsidiaries (in light of the first-time consolidation of subsidiaries), offset by a decrease in the credit from financial institutions and other credit providers (further to the decrease in the Company's financial debt).

Similarly, during the year, there was a corresponding increase in right-of-use assets and in lease liabilities in light of the transfer of the Company’s management together with a large portion of its business units to new offices in Kfar Saba.

Board of Directors' Report     28

Condensed statements of cash flow (NIS thousands)

	For the year ended	For the year ended	For the three months ended	For the three months ended
	31.12.2024	31.12.2023	31.12.2024	31.12.2023

Cash flows from operating activities
Net income	288,224	246,855	73,983	61,921
Adjustments to profit and loss items	341,874	351,218	96,213	94,703
Changes in assets and liabilities items	112,577	45,271	186,646	206,867
Cash paid and received for interest and taxes	(123,454)	(147,145)	(21,817)	(30,580)
Net cash provided by operating activities	619,221	496,199	335,025	332,911

Net cash deriving from investment operations:
Acquisition of property, plant, and equipment	(41,541)	(38,866)	(7,512)	(6,264)
Acquisition of companies and operations	(17,321)	(38,034)	(17,321)	-
Others (net)	1,936	1,148	244	(730)
Net cash used for investment activities	(56,926)	(75,752)	(24,589)	(6,994)

Cash from financing activities:
Repayment of credit, net	(203,022)	(258,801)	(49,478)	(103,582)
Receipt from the issuing of commercial securities	100,000	-	-	-
Dividends paid	(184,214)	(126,409)	(52,088)	-
Payment of leasing liabilities	(129,435)	(137,896)	(33,349)	(36,207)
Repayment of liabilities in respect of business combinations	(11,561)	(15,211)	(11,000)	(2,739)
Distribution of dividends to non-controlling interests and repayment	(30,271)	(27,242)	(6,674)	(1,947)
Liabilities for options to non-controlling interests	(1,124)	(29,352)	-	-
Repayment of debentures	(67,918)	(33,959)	-	-
Acquisition of non-controlling interests	(3,899)	-	-	-
Net cash used for financing activities	(531,444)	(628,870)	(152,589)	(144,475)

Board of Directors' Report     29

Cash flows from operating activities

In 2024, the Company recorded a positive cash flow from operating activities amounting to NIS

619.2 million compared with a positive cash flow from operating activities amounting to NIS 496.2 million in the corresponding period.  An increase of about NIS 123 million.

Over the past 5 years (2020-2024), the Company has generated positive cash flow from operating activities in the aggregate amount of NIS 2.25 billion.

Cash flows used for investment activities

The cash flow used in investment activities in 2024 amounted to NIS 56.9 million, compared with a cash flow used in investing activities amounting to NIS 75.8 million in the corresponding period. Most of the difference is attributed to the amount of NIS 17.3 million that was paid for the acquisition of Ortec and Alacer, compared with NIS 38 million paid in the corresponding period for the acquisition of Zebra.

Cash flows used for  financing operations

The cash flow used in financial activities in 2024 came to NIS 531.4 million, compared with NIS 628.9 million in the corresponding period.

Average short-term credit (NIS thousands)

	31.12.2024	31.12.2023
Trade receivables	1,766,431	1,643,472
Trade payables	713,142	646,450

The Company finances its ongoing operating activities (including the gap between average customer credit and average supplier credit) using cashflow from operating activities, credit facilities, shareholder’s equity, and from outstanding financial liabilities.

Disclosure regarding statement of cash flow forecast pursuant to Article 10(B)(1)(d) of the Israel Securities Regulations (Periodic and Immediate Reports):

As at 31 December 2024, in the Company's standalone statements (Solo financial statements), there present a negative working capital. In view of this, the Company’s Board of Directors has reviewed the Company's financial indicators, its financial covenants, and the Company's existing and expected cash sources and requirements. Further to said review, the Company’s Board of Directors determined that it does not indicate a liquidity problem. In light of the above, the Company is not required to publish a statement of cash flow forecast.

Board of Directors' Report     30

Summary statements of changes in equity (NIS thousands)

	31.12.2024	31.12.2023
Opening balance	1,107,472	964,875
Net income	288,224	246,855
Dividends declared	(232,491)	(126,409)
Dividends to non-controlling interests	(13,133)	(11,312)
Translation differences	(1,144)	11,449
Share based payment	18,026	16,106
Transactions with Non-controlling interests	*(26,299)	2,628
Non-controlling interests created in a company that was consolidated for the first time	950	-
Actuarial earnings in respect of a benefit plan	2,722	3,280
Closing balance	1,144,327	1,107,472

* In the first quarter, the Company entered into a mutual future options agreement with a Non-controlling shareholder in a subsidiary for the sale/purchase of the minority interest in the subsidiary’s shares. Similarly, in the second and third quarters, the Company entered into a mutual future options agreement with Non-controlling shareholders in different subsidiaries for the acquisition of their shares in the subsidiaries. These transactions were recorded as a transaction with Non-controlling interests and imputed directly to shareholder equity.

2. Exposure to market risks and their management

With regard to the market risks to which the Company is exposed, as well as with regard to the Company's policy in managing market risks - see note 20 to the financial statements.

Board of Directors' Report     31

3. Aspects of corporate governance

3.1.	Donation's policy

The Company works for the community through cash donations, donations of computer equipment and development of systems, training courses, participation in expenses, and use of infrastructure.

In addition, the Company has set itself the goal, in the field of social responsibility, to create a channel of influence with which the Company will be identified and which will include long-term projects, some of which will be an opportunity for partnership and involvement of employees.

The Company does not have a fixed policy regarding donations, each request for a donation is considered individually and in accordance with the Company's donation policy.  The Company has no commitment to provide donations in the future.

In 2024, the Company donated NIS 942 thousand in funds.

3.2.	Directors with accounting and financial expertise

See Article 26 of Part D of the Periodic Report (Additional Details About the Corporation) and the Corporate Governance Questionnaire attached to Part D of the Periodic Report.

3.3.	Independent directors

See Article 26 of Part D of the Periodic Report (Additional Details About the Corporation) and the Corporate Governance Questionnaire attached to Part D of the Periodic Report.

3.4.	Disclosure regarding the internal auditor in the corporation

1)	Auditor’s name: Israel Gvirtz, C.P.A.

2)	Date tenure commenced: 29.01.2023

The internal auditor was appointed pursuant to the recommendation of the Audit Committee and a resolution by the Board of Directors of the Company based on his qualifications as detailed below.

3)	Auditor’s qualifications

The internal auditor is a certified public accountant, a partner in Fan Kane Control Management Ltd (Grant Thornton Israel), serves as an internal auditor in several organizations, and is a member of the Association of Internal Auditors in Israel.

4)	Auditor’s organizational supervisor

The auditor’s organizational supervisor is determined by the Company CEO, Mr. Moti Gutman.

5)	Audit plan

The annual work plan is submitted by the internal auditor and approved by the Audit Committee.

The annual audit plan is derived from the multi-year audit plan. The multi-year audit plan was derived from a risk survey conducted by the Company's auditor.

The Audit Committee is involved in determining the multi-year plan and the auditor has the discretion to deviate from it in an immaterial way.  To the extent that there is a deviation other than as described, the matter is brought up for deliberation by the Audit Committee.

Board of Directors' Report     32

The annual planning of the audit tasks, the determination of priorities, and the frequency of the audit are influenced by the following factors:

o	The management, operational, and/or economic significance of the issue in terms of internal control and achieving the organization's goals;

o	The exposure to risks from operations, topics, and actions pursuant to a risk survey conducted by the auditor;

o	The likelihood of the existence of operational, administrative, and managerial defects;

o	Findings of previous audits;

o	Subjects in which an audit is requested by the executive institutions and/or parties outside the organization (Certified Public accountant);

o	Subjects required by law, according to internal or external procedural provisions;

o	The existence of other relevant controls in the organization and the information available on their effectiveness and/or weaknesses;

o	The need to maintain cyclicality.

The audit plan also addresses material investee corporations as well as overseas investee corporations.

6)	Scope of the employment

	31.12.2024	31.12.2023
Remuneration (NIS thousands)	378	326

According to the Company’s Board of Directors, the scope of the Internal Auditor's work and the 2024 work plan are reasonable under the circumstances and have the potential to fulfill the goals of the Company's internal audit.

7)	Professional standards

To the best of the Company's knowledge, the Internal Auditor conducts the internal audit in accordance with the generally accepted professional standards as noted in Section 4(b) of the Internal Audit Law, 1992.

The Internal Auditor was given free access as noted in Section 9 of the Internal Audit Law, 1992, including continuous and unmediated access to the corporation's information systems, including financial data, and a visit to the US subsidiary.

In order to determine that the auditor met the requirements established above, the Board of Directors relied on the Internal Auditor’s reports regarding his compliance with the professional standards.

8)	The Board of Directors' assessment of the Internal Auditor's activities – remuneration

For details regarding the internal remuneration method and its scope, see section 6 above.

To the best of the Company's knowledge, the character and contiguity of the Internal Auditor's activities and work plan are reasonable and, under the circumstances, fulfill the objectives of the internal audit of the corporation.

In the opinion of the Board of Directors, the remuneration of the Internal Auditor does not affect the exercise of his professional judgment, this, inter alia, taking into account the Board of Directors' impression of the manner in which he performs the internal audit work in the Company, and the degree of detail, accuracy and depth of the reports of the audit findings submitted by him to date, and also because that the auditor has additional clients and additional activities and is not dependent on compensation from the Company.

Board of Directors' Report     33

3.5.	Disclosure regarding auditors' fees

The corporation's accountants: BDO Israel. See Section 1.1.4 above for details regarding the replacement of the auditor.

Below is a breakdown of the fees paid to the external auditors (NIS thousands):

	2024	2023
Remuneration for audit services, related services, and consulting and tax services related to the audit	3,380	3,580

The auditor's fee was approved by the Company's Board of Directors.

3.6.	The work of the Board of Directors and its committees

1)	The Company’s internal enforcement program

The Company has an internal enforcement program in the field of securities law. The plan was formulated based on the Company's unique characteristics and operations and in accordance with the criteria for an effective enforcement plan, which were published by the Israel Securities Authority. It is regularly updated in accordance with changes in the law and according to the Company's characteristics, needs, and activities.

The Company's Board of Directors has appointed the Company's Chief Financial Officer, Mr. Nevo Brenner, to be in charge of the Company's internal enforcement, including ensuring efficient and effective implementation of the plan, and it resolved that the Company's Audit Committee will serve as a dedicated Board of Directors committee for compliance and enforcement affairs.

At the date of the report, the enforcement plan includes nine procedures: a procedure for an enforcement system, a procedure for an audit committee, a procedure for a committee for reviewing financial statements, a procedure for reporting, a procedure for appointing officers and approving their remuneration, a procedure for entering into transactions with interested parties and preventing conflicts of interest and personal interest, a procedure for prohibiting the use of insider information, a procedure for communication with the Securities Authority and capital market factors and a procedure for handling complaints from Company employees about deficiencies.

The purpose of the above procedures is to ensure implementation of the law’s provisions and the compliance with periodic control processes on the procedures, while regulating the work processes as part of the implementation of an effective enforcement plan at the Company.

2)	For further details regarding the Board of Directors and its committees - see the Corporate Governance Questionnaire attached to Part D of the Periodic Report.

Board of Directors' Report     34

Disclosure provisions in connection with the corporation's financial reporting

Critical accounting estimates

The goodwill, as included in the Company's financial statements, is material to the Company's total assets. The goodwill represents the excess cost of the investment over the total balance sheet value of subsidiaries that have been acquired by the Group.

In accordance with generally accepted accounting principles, the Company annually examines the need for impairment.

According to the valuations carried out by the Company this year, it appears that there is no need to amortize the value of goodwill.

See also Article 8b(i) to Part D of the Report (Additional details about the corporation) regarding the material valuations.

See also, Note 9 to the financial statements.

March 10, 2025

Guy Bernstein Chair of the Board of Directors	Moti Gutman Chief Executive Officer

Board of Directors' Report     35

Appendix A – Details regarding the Series B Debentures issued by the Company and held by the public at the report date

1)	The following are details regarding the Series B Debentures – data in NIS thousands

Disclosure item	Details regarding the Series B Debentures (2)

Date of issue	Initial issue on 18 September 2022; Series expanded on 4 December
Total par value on the date of issue(1)	295,249 upon initial issue and 180,366 upon expansion of the series
Par value balance as at 31 December 2024
Par value balance on the reporting date, revalued according to linkage terms	The series is not linked
Value in the financial statements as at 31 December 2024 (amortized cost according to the effective interest method)	376,768
Accrued interest as at 31 December 2024	6,875
Exchange value as at 31 December 2024	373,888
Type of interest

Fixed interest at a rate of 4.1% per annum.

It should be noted that the trust deed in respect of the Series B Debenture attached to the offer report (the “trust deed”) provided mechanisms for adjustment of a change in the annual interest in respect of the Series B Debenture, in the event of non-compliance with the financial covenants or if there is a decrease in the rating of the Series B Debenture. Pursuant to said adjustment mechanisms (cumulatively), the overall rate of interest increments will not exceed 1%.  For details, see Sections 5.8 and 5.9 of the trust deed.

Dates for payment of principal	The principal of the Series B Debentures shall be due for repayment in fourteen (14) six-monthly installments, made up of thirteen equal payments - each payment is 7.14% of the principal and the last payment being 7.18%, commencing 1 August 2023, through 1 February 2030.
Interest payment dates	The interest in respect of the Series B Debenture shall be paid in six monthly installments, to be paid on 1 February and 1 August, commencing 1 February 2023, through 1 February 2030.
Principal and interest linkage basis	The Series B Debenture are unlinked (principal and interest) to any linkage base.
Is there a right of conversion?	No
Early repayment or forced conversion of debentures	The Company shall be entitled to initiate the early repayment of the Series B debentures, all in accordance with the provisions of Section 6.2 of the trust deed.
Guarantee for payment of the Company’s obligations pursuant to the trust deed	None

Board of Directors' Report     36

Disclosure item	Details regarding the Series B Debentures (2)

As of the report date, is the Company in compliance with all of the conditions and undertakings according to the trust deed?	Yes
As of the report date and during the reporting period, were the conditions met that constitute grounds for calling the debentures due immediately?	No
Is the Company required by the trustee to perform various actions, including calling meetings of debenture holders?	No
Details of guarantees/liens	None

2)	Details regarding the trustee for the Series B Debentures

Trustee name	Reznick Paz Nevo Trustees Ltd.
Debenture administrator	Shani Krasnoshansky
Contact information	14 Yad Harutzim St., Tel Aviv (Tel: 03-689200 Fax: 03-6389222) e-mail: Shani@rpn.co.il

3)	Details about the Series B Debentures’ rating

Name of rating company as of the report date	Midroog Ltd. ("Midroog")
Rating at the date of issue:	Aa3 with a stable outlook
Rating on the report date	Unchanged For the up-to-date rating, see Immediate Report published by the Company on 28.03.2023 (Ref. 2023-01-033000)

(1)	On 14 September 2022, the Company published a shelf offering report (ref.: 2022-01-117502) (the "offer report"), in which the Company issued in an initial public offering a total of NIS 295,249 thousand nominal value of Series B Company Debentures. In addition, on 4 December 2022, the Company issued Series B Debentures by way of an expansion of the series, for a net amount of NIS 178 million.

(2)	As at the report date, in accordance with the provisions of the Securities Regulations, § 10(b)(13)(a), the Company considers the Series B Debentures to be a significant series.

Board of Directors' Report     37

4)	Financial covenant – Series B Debentures

The table below sets forth the various covenants that the Company undertook with respect to debenture holders and the calculation of their results as at 31 December 2024, as follows:

Security	Balance of nominal value of the security in circulation as at 31 December 2024	Balance of nominal value of the security in circulation immediately prior to the report date	Financial covenant	Actual covenant as of December 31, 2024
	(NIS thousands)	(NIS thousands)
Series B Debentures	373,738	339,779	Ratio of consolidated net financial debt (as defined in the trust deed) to total balance sheet must not exceed 45%	2.6%
Series B Debentures	373,738	339,779	Ratio of consolidated net financial debt (as defined in the trust deed) to adjusted EBITDA (as defined in the trust deed) shall not exceed 5	0.17
Series B Debentures	373,738	339,779	Shareholder equity (as defined in the trust deed) is minimal, must be no less than NIS 275,000 thousand	1,144,327

Board of Directors' Report     38

CHAPTER C Consolidated Financial Statements for the year ended 31.12.2024

Consolidated Financial Statements 2

Report of the Independent Auditor to the Shareholders of Matrix IT Ltd.

Regarding the Audit of Components of Internal Control Over Financial Reporting

Pursuant to Article 9B(c) of the Israel Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the components of internal control over the financial reporting of Matrix E. I. Ltd. and its subsidiaries (hereinafter, collectively: "the Company") as at 31 December 2024. These control components were determined as explained in the following paragraph. The Company's board of directors and management are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of the components of internal control over financial reporting included in the accompanying periodic report for said date. Our responsibility is to express an opinion as to the components of the Company's internal control of its financial reporting based on our audit.

The components of internal control over financial reporting audited by us were determined in conformity with Auditing Standard (Israel) 911 of the Institute of Certified Public Accountants in Israel, "Audit of Components of Internal Control over Financial Reporting," as amended, ("Auditing Standard (Israel) 911”). These components consist of: (1) entity-level controls, including financial reporting preparation and close process controls and information technology general controls ("ITGCs"); (2) sale process controls; (3) payroll process controls; (4) impairment of intangible assets process controls; (5) purchase price allocation process controls (collectively, "the audited control components").

We conducted our audit pursuant to Israel Auditing Standard 911. Pursuant to that standard, we are required to plan our audit and carry it out with the objective of identifying the audited control components and obtaining a reasonable measure of certainty as to whether those control components were effectively fulfilled from all material aspects. Our audit included obtaining an understanding regarding internal control of financial reporting, identifying audited control components, assessing the risk that there is a material weakness in the audited control components, as well as examining and assessing the effectiveness of the planning and implementation of those control components based on the assessed risk. Our audit of these control components also included performing such other procedures as we considered necessary under the circumstances. Our audit only addressed the audited control components, as opposed to internal control of all material processes relating to financial reporting, and therefore, our opinion only addresses audited control components. Similarly, our audit did not address the reciprocal effects between audited and unaudited control components, and therefore, our opinion does not take into account such possible effects. We believe that our audit provides a reasonable basis for our opinion within the context described above.

Consolidated Financial Statements 3

Due to inherent limitations, internal control of financial reporting, in general, and components thereof, in particular, may not prevent or detect a misstatement. Similarly, reaching conclusions regarding the future on the basis of any kind of an assessment of current effectiveness runs the risk of controls becoming unsuitable due to changes in circumstances or because the level of the fulfillment of policies or procedures has changed for the worse.

In our opinion, the Company has effectively fulfilled, from all material aspects, the audited control components as at 31 December 2024.

We also audited, according to Israeli generally accepted auditing standards, the Company’s consolidated financial statements as at 31 December 2024 and for the year ending on that same date, and our report dated 10 March 2025, included an unqualified opinion on those financial statements.

Tel Aviv, 10 March 2025	Zif Haft Certified Public Accountants (Isr.) BDO Member Firm

Consolidated Financial Statements 4

Report of the Independent Auditor the Shareholders of Matrix IT Ltd.

We have audited the attached consolidated statement of financial position for Matrix IT Ltd. (hereinafter: the “Company”) as at 31 December 2024 and the consolidated statement of comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion as to these financial statements based on our audit. The Company's financial statements as at 31 December 2023 and for the two years ended on that date were audited by previous auditors whose auditors' report on them dated 10 March 2024 included an unqualified opinion.

We conducted our audit according to the generally accepted Israeli auditing standards, including the standards set forth in the Accountant Regulations (Accounting Methods), 5733-1973. According to those standards, we are required to plan the audit and execute it with the objective of obtaining a reasonable degree of certainty that the financial statements do not contain a material misstatement. An audit includes a sample review of evidence that supports the sums and information in the financial statements. An audit also includes a review of the accounting rules that were applied and the significant estimates that were used by the Company’s board of directors and management as well as an assessment of the accuracy of the overall presentation in the financial statements. We believe that our audit and the other accountants’ statements provide a sufficient basis for our opinion.

In our opinion, the aforesaid consolidated financial statements properly reflect, in all material respects, the Company’s and its consolidated companies’ financial position as at 31 December 2024, the results of their operations, and the changes in their equity and cash flows for the year ended on that same date, according to the International Financial Reporting Standards (IFRS) and the provisions of the Securities Regulations (Annual Financial Statements), 5770-2010.

Key Audit Issues

The key audit issues that are set forth below are those issues that were communicated or that should have been communicated to the Company's board and that, in our professional judgment, were particularly significant to the audit of the consolidated financial statements for the current period. Those issues include, inter alia, any issue that: (1) addresses or may address material lines or disclosures in the financial statements, and (2) with respect to which our judgment was challenging, subjective, or particularly complex. Those issues are addressed in our audit and by the formulation of our opinion on the consolidated financial statements in their entirety. The communication of these matters below does not change our opinion of the consolidated financial statements in their entirety, and we are not providing, by means thereof, a separate opinion on these issues or on the lines or disclosures to which they refer.

Consolidated Financial Statements 5

Examination of impairment of goodwill

As described in notes 2k and 9 to the consolidated financial statements, the balance of goodwill in the Company's books amounts to NIS 955,988 thousand as at 31 December 2023. The Company’s management reviews impairment of goodwill once per annum on 31 December or more frequently if events or changes in circumstances indicate that there is an impairment. An examination of the impairment of goodwill is determined by examining the recoverable amount of the cash-generating unit to which the goodwill was allocated. When the recoverable amount is lower than the balance in the financial statements, the impairment loss that is attributed first to goodwill is recognized.

The process of examining the impairment of the cash-generating unit to which the goodwill is allocated is based on significant estimates that involve uncertainty and subjective assessments by management and those in charge of corporate governance. Changes to these estimates or these assessments are likely to have a material impact on the balance of the goodwill in the financial statements.

The matter of the estimates on which the examination of impairment of goodwill is based was identified as a key matter in the audit. An audit of a review of impairment of goodwill requires the auditor's judgment as well as know-how and experience for an examination of the reasonableness of the assumptions and data that management used in determining its estimate of the recoupable amount of the cash flow yielding units to which the goodwill relates.

Audit Procedures Performed in Response to the Key Audit Issue

The principal procedures we applied in connection with this key issue during our audit:

1.	We have gained an understanding of the processes that exist in the Company with regard to the process of examining impairment. We have reviewed the planning, implementation, and operational efficacy of audit relevant controls.

2.	An examination of the assessments made by the Group's valuator, including a sensitivity examination.

3.	Examination and assessment of the competence, abilities, and objective this of the Group’s valuator.

4.	Review of the completeness and accuracy of the basic data that were used in the model.

5.	An assessment of the reasonableness of the Company's conclusions considering the main assumptions it applied, such as projected cash flows including growth rates, discount rates, and projected earnings before interest, depreciation, taxes and amortization (EBITDA).

We have also audited, in accordance with Auditing Standard (Israel) 911 of the Institute of Certified Public Accountants in Israel, "Audit of Components of Internal Control over Financial Reporting," the Company's components of internal control over financial reporting as at 31 December 2024, and our report dated 10 March 2025, expressed an unqualified opinion as to the effective existence of those components.

Tel Aviv, 10 March 2025	Zif Haft Certified Public Accountants (Isr.) - BDO Member Firm

Consolidated Financial Statements 6

Consolidated Statements of Financial Position (NIS thousands)

	Note	December 31 2024	December 31 2023
Current assets
Cash and cash equivalents	4	668,495	640,208
Trade receivables and unbilled receivables, net	5	1,926,190	1,676,969
Income tax receivable		53,567	53,376
Other accounts receivable	6	122,273	101,680
Inventories	7	101,861	146,089

		2,872,386	2,618,322

Non-current assets
Other investments and loans	3a	17,146	16,800
Prepaid expenses		30,203	32,785
Right-of-use assets	13	369,935	213,933
Property, plant, and equipment, net	8	101,616	95,358
Goodwill	9	955,988	918,829
Intangible assets, net	9	89,893	98,405
Deferred taxes	15d	42,469	*40,800
		1,607,250	1,416,910
		4,479,636	4,035,232

*	Reclassification - The Company reclassified comparative figures to reflect offsetting between deferred tax assets and deferred tax liabilities for right-of-use assets and lease liabilities related to the same tax authority and the same taxable entity. (See also, note 15d(1) for details.)

The accompanying notes constitute an integral part of the consolidated financial statements.

Consolidated Financial Statements 7

Consolidated Statements of Financial Position (NIS thousands)

	Note	December 31 2024	December 31 2023
Current liabilities
Credit from banks and other credit providers	10a, 20	388,640	403,694
Current maturities of debentures	19	81,341	84,080
Current maturities of lease liabilities	13	115,574	109,448
Trade payables	11	926,753	784,599
Income tax payable		21,063	14,770
Other accounts payable	12	133,631	80,965
Employees and payroll accruals		510,995	447,510
Liabilities in respect of business combinations	3	10,244	-
Liabilities for put options for non-controlling interests	3	82,308	34,065
Deferred revenues		382,119	281,235
		2,652,668	2,240,366
Non-current liabilities
Loans from banks and other lenders	10b, 20	19,671	108,030
Debentures	19	295,427	360,426
Deferred revenues		45,667	17,673
Lease liabilities	13	257,235	106,308
Deferred taxes	15	23,871	*28,010
Liabilities in respect of business combinations	3	8,371	3,771
Liabilities for put options for non-controlling interests	3	24,764	54,071
Employee benefit liabilities	14	7,635	9,105
		682,641	687,394
Equity attributable to Company shareholders	17
Share capital and capital reserves		380,099	382,606
Retained earnings		708,634	665,981
		1,088,733	1,048,587
Non-controlling interests		55,594	58,885
Total equity		1,144,327	1,107,472
		4,479,636	4,035,232

*	Reclassification - The Company reclassified comparative figures to reflect offsetting between deferred tax assets and deferred tax liabilities for right-of-use assets and lease liabilities related to the same tax authority and the same taxable entity. (For details, see also Note 15d(1)).

Date of approval of the financial statements	Guy Bernstein Chair of the Board of Directors	Moti Gutman Chief Executive Officer	Nevo Brenner Chief Financial Officer

The accompanying notes constitute an integral part of the consolidated financial statements.

Consolidated Financial Statements 8

Consolidated Statements of Profit and Loss and Other Comprehensive Income - (NIS thousands - other than data on net earnings per share)

	Note	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Revenues	21a	5,579,538	5,232,105	4,672,689
Cost of revenues and services	21b	4,746,544	4,467,925	4,000,682
Gross profit		832,994	764,180	672,007
Selling and marketing expenses	21c	196,231	189,698	166,246
General and administrative expenses	21d	186,689	181,063	155,273
Gain on disposal of subsidiary		-	-	150,059
Operating income		450,074	393,419	500,547
Financial expenses	21e	86,956	82,738	50,801
Financial income	21e	20,084	14,505	5,020
Income before taxes on income		383,202	325,186	454,766
Taxes on income	15e	94,978	78,331	100,285
Net income		288,224	246,855	354,481
Other comprehensive income (net of tax effects)

Amounts that will not be subsequently reclassified to profit or loss
Gain from remeasurement of defined benefit plans		2,722	3,280	8,923

Amounts that will be, or that have been, reclassified to profit or loss if specific conditions are met
Adjustments for translation of financial statements of foreign operations		(1,140)	11,981	35,842
Change in fair value of instruments used in cashflow hedging		(4)	(532)	(375)
Total comprehensive income		289,802	261,584	398,871

Net income attributable to:
Equity holders of the company		272,422	227,333	334,669
Non-controlling interests		15,802	19,522	19,812
		288,224	246,855	354,481
Total comprehensive income attributable to:
Equity holders of the company		273,804	241,865	379,261
Non-controlling interests		15,998	19,719	19,610
		289,802	261,584	398,871
Net earnings per share attributable to the equity holders of the Company (NIS)	22
Basic net earnings per share		4.29	3.58	5.32
Diluted net earnings per share		4.29	3.58	5.30

The accompanying notes constitute an integral part of the consolidated financial statements.

Consolidated Financial Statements 9

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cashflow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share based payment and transactions with non-controlling interests	Retained earnings	Total attributable to Company shareholders	Non-controlling interests	Total Equity
Balance as of January 1, 2024	68,255	309,447	(7,982)	(8,335)	10,186	11,035	665,981	1,048,587	58,885	1,107,472
Net income	-	-	-	-	-	-	272,422	272,422	15,802	288,224
Adjustments for translation of financial statements of foreign operations and cashflow hedge	-	-	-	(1,340)	-	-	-	(1,340)	196	(1,144)
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	2,722	2,722	-	2,722
Total other comprehensive income	-	-	-	(1,340)	-	-	2,722	1,382	196	1,578
Total comprehensive income	-	-	-	(1,340)	-	-	275,144	273,804	15,998	289,802
Non-controlling interests in a company that was consolidated for the first time	-	-	-	-	-	-	-	-	950	950
Dividend declared	-	-	-	-	-	-	(232,491)	(232,491)	-	(232,491)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(13,133)	(13,133)
Transaction with holders of non-controlling interests	-	-	-	-	-	(19,193)	-	(19,193)	(7,106)	(26,299)
Share-based payments	-	-	-	-	-	18,026	-	18,026	-	18,026
Balance as of December 31, 2024	68,255	309,447	(7,982)	(9,675)	10,186	9,868	708,634	1,088,733	55,594	1,144,327

The accompanying notes constitute an integral part of the consolidated financial statements.

Consolidated Financial Statements 10

Consolidated Statements of Changes in Equity (NIS thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cashflow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share based payment and transactions with non-controlling interests	Retained earnings	Total attributable to Company shareholders	Non-controlling interests	Total Equity
Balance as of January 1, 2023	68,002	305,894	(7,982)	(19,587)	10,186	(1,881)	561,777	916,409	48,466	964,875
Net income	-	-	-	-	-	-	227,333	227,333	19,522	246,855
Adjustments for translation of financial statements of foreign operations and cashflow hedge	-	-	-	11,252	-	-	-	11,252	197	11,449
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	3,280	3,280	-	3,280
Total other comprehensive income	-	-	-	11,252	-	-	3,280	14,532	197	14,729
Total comprehensive income	-	-	-	11,252	-	-	230,613	241,865	19,719	261,584
Exercise of options	253	3,553	-	-	-	(3,806)	-	-	-	-
Dividend declared	-	-	-	-	-	-	(126,409)	(126,409)	-	(126,409)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(11,312)	(11,312)
Transaction with holders of non-controlling interests	-	-	-	-	-	616	-	616	2,012	2,628
Share-based payments	-	-	-	-	-	16,106	-	16,106	-	16,106
Balance as of December 31, 2023	68,255	309,447	(7,982)	(8,335)	10,186	11,035	665,981	1,048,587	58,885	1,107,472

The accompanying notes constitute an integral part of the consolidated financial statements.

Consolidated Financial Statements 11

Consolidated Statements of Changes in Equity (NIS thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cashflow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share based payment and transactions with non-controlling interests	Retained earnings	Total attributable to Company shareholders	Non-controlling interests	Total Equity
Balance as of January 1, 2022	67,703	301,445	(7,982)	(55,256)	10,186	6,456	502,460	825,012	53,042	878,054
Net income	-	-	-	-	-	-	334,669	334,669	19,812	354,481
Adjustments for translation of financial statements of foreign operations and cashflow hedge	-	-	-	35,669	-	-	-	35,669	(202)	35,467
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	8,923	8,923	-	8,923
Total other comprehensive income	-	-	-	35,669	-	-	8,923	44,592	(202)	44,390
Total comprehensive income	-	-	-	35,669	-	-	343,592	379,261	19,610	398,871
Exercise of options	299	4,449	-	-	-	(4,748)	-	-	-	-
Derecognition of non-controlling interests in respect of a subsidiary that was disposed of	-	-	-	-	-	-	-	-	(2,713)	(2,713)
Acquisition of rights in a subsidiary	-	-	-	-	-	(1,434)	-	(1,434)	-	(1,434)
Transaction with holders of non-controlling interests	-	-	-	-	-	(3,065)	-	(3,065)	3,065	-
Dividend declared	-	-	-	-	-	-	(284,275)	(284,275)	-	(284,275)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(24,538)	(24,538)
Share-based payments	-	-	-	-	-	910	-	910	-	910
Balance as of December 31, 2022	68,002	305,894	(7,982)	(19,587)	10,186	(1,881)	561,777	916,409	48,466	964,875

The accompanying notes constitute an integral part of the consolidated financial statements.

Consolidated Financial Statements 12

Consolidated Statements of Cash Flows (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Cash Flows from operating activities:
Net income	288,224	246,855	354,481
Adjustments required to reconcile net income to net cash (used in)/provided by operating activities:
Adjustments to profit and loss items:
Depreciation and amortization	186,811	203,619	162,225
Taxes on income	94,978	78,331	100,285
Change in liabilities for employee benefits	1,553	4,966	671
Other financial expenses, net	27,619	39,196	21,745
Revaluation of long-term bank loans	(392)	(535)	(26)
Revaluation of liabilities in respect of business combinations	(1,741)	(348)	417
Capital gain from disposal of property, plant, and equipment	(301)	(292)	(197)
Share-based payment	18,026	16,106	1,330
Gain on disposal of subsidiary	-	-	(150,059)
Revaluation of liabilities for put options for non-controlling interests	15,321	10,175	12,159
	341,874	351,218	148,550
Changes in assets and liabilities items
Increase in trade receivables	(245,505)	(73,925)	(77,873)
Decrease (increase) in other receivables and prepaid expenses	(15,712)	22,029	(7,898)
Decrease (increase) in inventories	44,413	(12,424)	(47,062)
Increase in trade payables	140,568	84,766	65,191
Increase in deferred revenues and other accounts payable	188,813	24,825	53,083
	112,577	45,271	(14,559)

The accompanying notes constitute an integral part of the consolidated financial statements.

Consolidated Financial Statements 13

Consolidated Statements of Cash Flows (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Cash paid and received over the course of the year for:
Interest paid	(49,375)	(54,917)	(28,408)
Interest received	20,084	14,505	-
Taxes paid	(124,758)	(113,262)	(91,991)
Taxes received	30,595	6,529	19,318
	(123,454)	(147,145)	(101,081)
Net cash provided by operating activities	619,221	496,199	387,391

Cash flows from investment activities:
Proceeds from sale of property, plant, and equipment	1,936	3,398	1,244
Acquisition of property, plant, and equipment	(41,541)	(38,866)	(38,757)
Disposal of a deconsolidated subsidiary(c)	-	-	143,641
Tax payment in respect of disposal of a subsidiary	-	-	(28,300)
Software development costs	-	(2,250)	-
Payment for acquisition of subsidiaries consolidated in previous period	-	-	(389)
Acquisition of initially consolidated subsidiaries(a)	(17,321)	(38,034)	(41,005)
Net cash from (used for) investment activities	(56,926)	(75,752)	36,434

The accompanying notes constitute an integral part of the consolidated financial statements.

Consolidated Financial Statements 14

Consolidated Statements of Cash Flows (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Cash flows from financing activities:

Short-term credit from banks and other credit providers, net	(24,019)	(35,626)	(24,441)
Receipt from the issuing of commercial securities	100,000	-	-
Receipt of long-term loans from banks and other credit providers	-	-	90,000
Repayment of long-term loans from banks and other credit providers	(179,003)	(223,175)	(233,159)
Dividend distribution	(184,214)	(126,409)	(284,275)
Repayment of liabilities in respect of business combinations	(11,561)	(15,211)	(3,132)
Payment of leasing liabilities	(129,435)	(137,896)	(107,135)
Distribution of dividends to non-controlling interests	(30,271)	(27,242)	(45,368)
Payment of liabilities for options to non-controlling interests	(1,124)	(29,352)	(3,359)
Receipt in respect issuance of debentures	-	-	471,476
Acquisition of non-controlling interests	(3,899)	-	-
Repayment of debentures	(67,918)	(33,959)	-
Net cash used for financing activities	(531,444)	(628,870)	(139,393)
Translation differences for cash and cash-equivalent balances	(2,564)	9,318	20,749
Increase (decrease) in cash and cash equivalents	28,287	(199,105)	305,181
Balance of cash and cash equivalents at beginning of year	640,208	839,313	534,132
Balance of cash and cash equivalents at end of year	668,495	640,208	839,313

Consolidated Financial Statements 15

Consolidated Statements of Cash Flows (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
(a) Acquisition of initially consolidated subsidiaries:
The subsidiaries' assets and liabilities at date of acquisition:
Working capital (other than cash and cash equivalents)	663	(36,212)	(1,831)
Property, plant, and equipment, net	(270)	(287)	(2,315)
Long-term deposits	-	-	(2)
Deferred tax	(155)	(350)	(2,363)
Inventories	(185)	(15,339)	(8,694)
Goodwill	(36,038)	(20,869)	(36,322)
Intangible assets, net	(13,656)	(21,158)	(12,007)
Employee benefit liabilities	-	129	216
Deferred taxes provision	3,224	4,867	2,761
Liabilities for put options to holders of non-controlling interests	-	26,104	-
Non-controlling interests	950	-	-
Short-term liabilities	-	25,081	4,801
Liabilities in respect of business combinations	28,146	-	14,751
	(17,321)	(38,034)	(41,005)
(b) Significant non-cash transactions:
Dividend declared and not yet paid	48,277	-	-
Right-of-use asset recognized with corresponding lease liability	286,695	171,606	143,762
Issuing of call options to non-controlling interests	22,400	-	-

(c) Disposal of consolidated subsidiary:
The subsidiaries' assets and liabilities at date of acquisition:
Working capital (other than cash and cash equivalents)	-	-	(24,707)
Investment in securities	-	-	16,745
Property, plant, and equipment, net	-	-	2,615
Deferred tax	-	-	223
Goodwill	-	-	1,470
Employee benefit liabilities	-	-	(51)
Non-controlling interests	-	-	(2,713)
Gain on disposal of investment in a subsidiary	-	-	150,059
	-	-	143,641

The accompanying notes constitute an integral part of the consolidated financial statements.

Consolidated Financial Statements 16

Notes to the Consolidated Financial Statements

Note 1: General

a.	Matrix IT Ltd. (the “Company”) was incorporated in Israel on 12 September 1989, and started its business operations on that day. The Company is deemed a resident of Israel. The Company is publicly traded corporation listed on the Tel Aviv Stock Exchange Ltd.

The address of the Company’s registered office is 3 Atir Yeda St, Kfar Saba.

The Company’s controlling shareholder is Formula Systems (1985) Ltd. (hereinafter - Formula Systems). According to Formula Systems’ reports, Asseco Poland S.A. ("Asseco"), a Polish company whose shares are traded on the Warsaw Stock Exchange, holds 25.8% of Formula Systems’ share capital. (For additional details, see Article 21a in the chapter - “Additional Company Details.”)

The Company currently operates in four areas of operating segments, as follows (see Note 24 for details):

1.	IT Solutions and Services, Consulting, and Management in Israel;

2.	IT Solutions and Services in the US;

3.	Marketing and Support of Software Products.

4.	Cloud and Computing Infrastructures;

b.	Definitions

In these financial statements:

The Company	-	Matrix IT Ltd.
The Group	-	The Company and its investees.
Consolidated companies	-	Companies that are controlled by the Company as defined in IFRS 10.
Investee companies	-	Consolidated companies and investee companies.
Parent company	-	Formula Systems (1985) Ltd.
Ultimate parent company	-	Asseco Poland S.A.
Interested parties and controlling shareholder	-	As defined in the Securities Regulations (Annual Financial Statements), 2010.
Related parties	-	As defined in IAS 24.

Consolidated Financial Statements 17

Note 2: Significant Accounting Policies

a.	Basis of Presentation of the Financial Statements

1.	Preparation format of the financial statements

The financial statements comply with the International Financial Reporting Standards (IFRS Accounting Standards). Similarly, the financial statements are prepared according to the provisions of the Securities Regulations (Annual Financial Statements), 2010.

2.	Measurement basis

The Company's financial statements are prepared on a cost basis except for financial assets and liabilities (including derivative instruments), which are presented at fair value through profit or loss and assets and liabilities for employee benefits.

The Company has elected to present its profit and loss items according to the function of expense method.

The Company classifies the details of the statement of financial position as current or non-current according to the Company's regular operating cycle, which is 12 months.

3.	Consistent accounting policies

The accounting policies set forth below have been consistently applied in the financial statements during all of the presented periods unless otherwise stated.

B.	The Estimates and Assumptions Used in the Preparation of the Financial Statements

When preparing the financial statements, management is required to make estimates, assessments, and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues, and expenses. In making accounting estimates, Company management relies on past experience, various facts, outside facts, and reasonable assumptions, based on circumstances. The estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are recognized in the period of the change in estimate.

The key assumptions that were made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities in the financial statements for the following reporting year:

o	Impairment of goodwill

The Group reviews impairment of goodwill at least once annually. The review requires management to make an estimate of the projected future cash flows from the continuing use of cash-generating units to which the goodwill is allocated, as well as to estimate the appropriate discount rate for these cash flows. The potential consequences are imputation of impairment losses to profit or loss in the period in which they occurred. See Section N for additional information.

o	Determining the fair value of non-controlling interests Put Option

In a business combination, when the Group measures the liability in respect of a put option to holders of non-controlling interests at fair value, it determines the fair value according to the discounting of cash flows method.

Consolidated Financial Statements 18

Note 2: Significant Accounting Policies (Cont.)

B.	The Estimates and Assumptions Used in the Preparation of the Financial Statements (continued)

o	Measuring the progress toward satisfaction of a performance obligation

For each transaction in which the performance obligation is satisfied over time, the Company applies an appropriate method of measuring progress toward satisfaction of the performance obligation using either an input or output method. In determining the appropriate method, the Company considers the nature of the goods or services provided to the customer. In calculating the rate of progress toward satisfaction of a performance obligation in each period, the Company will make various estimates such as expected volume of outputs from the contract, expected volume of inputs used in fulfilling the contract, etc. The Company exercises judgment in establishing the relevant estimates and relies, among others, on market data, the Company's experience, and other facts and assumptions based on the relevant circumstances of each estimate.

o	Lease transactions with extension and termination options

In order to assess q it is reasonably certain that the Company will exercise an option to extend the lease term or to terminate the lease term, the Company takes into account all of the relevant facts and circumstances that create an economic incentive for the Company to exercise or not to exercise the option, such as: significant sums invested in leasehold improvements, the importance of that underlying asset and its inherent uniqueness for the purpose of the Company's operations, the Company's past experience in similar lease transactions, etc.

After the commencement date, the Company reevaluates whether it is reasonably certain that it will exercise or refrain from exercising an option upon the occurrence of a significant event or significant change in circumstances that may affect the Company's decisions regarding exercising the option, such as significant leasehold improvements not anticipated at the commencement date, the inception of a sublease of the underlying asset for a period beyond the end of the previously determined lease term, etc. Possible consequences are an increase or reduction of the right-of-use asset and the lease liability, and a change in depreciation and financial expenses in the respective subsequent periods.

C.	Consolidated financial statements

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company has the power to affect the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests.

Consolidated Financial Statements 19

Note 2: Significant Accounting Policies (Cont.)

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less / plus the consideration paid or received.

D.	Functional currency, presentation currency, and foreign currency

1.	Functional currency and presentation currency

The functional and presentation currency of the financial statements is NIS.

The functional currency is the currency of the primary economic environment in which the Company operates.

The Group determines the functional currency of each Group entity, including companies accounted for at equity.

2.	Index-linked monetary items

Monetary items that are linked, pursuant to their terms, to fluctuations in the Israeli consumer price index (hereinafter: the "Index") are adjusted according to the relevant Index, on each reporting date, pursuant to the terms of the agreement.

E.	Cash equivalents

Cash equivalents are considered to be highly liquid investments that form part of the Group’s cash management. Such investments include unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months that are redeemable on demand without .

F.	Short-term deposits

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

G.	Inventories

Inventories are measured according to the lower between cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. The net realizable value represents the estimate of the sale price during the ordinary course of business less an estimate of the completion costs and the costs required to make the sale.

The cost of the inventories of purchased goods and products, computers, peripheral equipment, and replacement parts is determined using the "first in, first-out method" for specific inventories or a weighted average, as applicable.

The Company periodically reviews the condition and age of its inventories and makes provisions for slow inventories accordingly.

Consolidated Financial Statements 20

Note 2: Significant Accounting Policies (Cont.)

H.	Financial instruments

1.	Financial assets

Financial assets subject to the standard are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset, other than a financial asset measured at fair value through profit or loss, regarding which transaction costs are recorded in profit or loss.

The Company measures debt instruments at amortized cost when:

The Company's business model is the holding of financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, the instruments in this category are measured according to their terms at cost plus direct transaction costs, using the effective interest rate method.

2.	Impairment of financial assets

The Company evaluates, at the end of each reporting period, the loss allowance for financial debt instruments that are not measured at fair value through profit or loss.

The Company distinguishes between two types of loss allowances:

a.	Debt instruments whose credit risk has not increased significantly since initial recognition or whose credit risk is low - the loss allowance recognized in respect of this debt instrument takes into account the expected credit losses (“ECL”) within 12 months from the reporting date (12-month ECLs); or

b.	Debt instruments whose credit risk has increased significantly since initial recognition, and whose credit risk is not low - the loss allowance recognized is measured at an amount equal to the expected credit losses over the instrument's remaining term (lifetime ECLs).

The Company has short-term financial assets such as trade receivables in respect of which the Company applies the simplified approach in and measures the loss allowance in an amount equal to the lifetime expected credit losses.

3.	Derecognition of financial assets

A financial asset is derecognized only when:

a.	The contractual rights to the cash flows from the financial asset have expired; or

b.	The Company has substantially transferred all of the risks and rewards that derive from the contractual rights to receive cash flows from the financial asset or has neither substantially transferred nor retained all of the asset’s risks and rewards but has transferred control of the asset.

Consolidated Financial Statements 21

Note 2: Significant Accounting Policies (Cont.)

4.	Financial liabilities

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability, except in the case of a financial liability that is measured at fair value through profit or loss in which transaction costs are charged to profit or loss.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method except for:

a.	Financial liabilities measured at fair value through profit or loss, such as derivatives;

b.	Contingent consideration recognized by an acquirer in a business combination, to which IFRS 3 applies.

5.	Derecognition of financial liabilities

A financial liability is derecognized only when it is extinguished, that is, when the obligation specified in the contract is discharged, cancelled, or expires.

6.	Put option granted to non-controlling interests

The Group has granted non-controlling interests a put option to sell part or all of their holdings in a consolidated company for a certain period. On the day of granting, the non-controlling interests were classified as a financial liability and do not confer on these rights their share in the consolidated company’s profits.

The Group remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option. Changes in the amount of the liability are recorded in the statement of profit and loss. If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as a settlement of the liability. If the option expires, the liability is settled and a portion of the investment in the consolidated company will be disposed of, without loss of control thereof.

I.	Hedging accounting

The Group at times enters into derivative financial instruments such as forward contracts or options in order to hedge against risks involved in foreign currency exchange rate fluctuations.

Gains or losses that derive from changes in the fair value of derivatives that are not used for hedging purposes are immediately credited to profit or loss.

Hedges qualify for hedge accounting, inter alia, when at the hedge is created, there is a designation and formal documentation of the hedging relationship and of the Group's risk management objective and strategy for undertaking the hedge. The hedge is examined on an ongoing basis and is assessed in practice to be highly effective during the financial reporting period for which the hedge is intended.

Consolidated Financial Statements 22

Note 2: Significant Accounting Policies (Cont.)

Hedging transactions are handled as follows:

Cash flow hedges:

The effective portion of the changes in fair value of the hedging instrument is recognized in other comprehensive income (loss) whereas the ineffective portion is immediately recognized in profit or loss.

Amounts recognized as other comprehensive income (loss) are reclassified to profit or loss when the hedging transaction results are charged to profit or loss.

Fair value hedges:

Changes in the fair value of derivatives intended to hedge fair value as well as changes in the fair value of the hedged item are recognized in profit or loss and are charged to financial expenses/income.

J.	Leases

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

For leases in which the Company is the lessee, the Company recognizes a right-of-use asset and a lease liability on the commencement date of the lease. The Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in that same transaction.

Leases in which an employee is entitled to a Company car as part of the terms of his/her employment are accounted for by the Company as employee benefits pursuant to the provisions of IAS 19, and not as subleases.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the Company's incremental borrowing interest rate, determined using an outside economic study. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, a right-of-use asset is recognized at the amount of the lease liability plus lease payments that were made on the commencement date or prior thereto, plus the incurred costs of the transaction.

A right-of-use asset is measured according to the cost model and is deducted over the shorter of its useful life using the straight-line method, or the lease period.

Below are the amortization periods of the right-of-use assets by underlying asset class:

	Years	Mainly
Land and buildings	3-10	10
Vehicles	3	3

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

Consolidated Financial Statements 23

Note 2: Significant Accounting Policies (Cont.)

K.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company elects to measure the non-controlling interests in the acquiree based on their proportionate share in the fair value of the acquiree's net identifiable assets.

Direct acquisition costs are carried to the statement of comprehensive income, at the time they are incurred.

A put option issued by the Group for rights that do not confer control is treated using the expected purchase approach, i.e., the starting assumption underlying the method is that the option will be exercised. Thus, the parent company in practice owns the holding percentage of the subsidiary's shares after the exercise of the put option. A put option issued by the Group to non-controlling interests in exchange for cash or another financial asset is recognized as a liability at the present value of the option’s exercise price.

Contingent consideration is recognized at fair value on the acquisition date. Contingent consideration is classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Goodwill is initially measured at cost, which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

L.	Property, plant, and equipment

Property, plant and equipment are measured at cost, plus directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, and excluding day-to-day servicing expenses.

An asset is depreciated from the time it is available for use, that is when it has reached the location and condition necessary for it to be able to operate in the manner intended by management.

Depreciation is calculated in equal annual increments using the straight-line method over the asset's useful lifespan, as follows:

%
Computers, furniture, and equipment	7-33
Vehicles	15
Leasehold improvements	See below.

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the useful life of the improvement.

Consolidated Financial Statements 24

Note 2: Significant Accounting Policies (Cont.)

The useful life, depreciation method, and the residual value of an asset are reviewed at least at each year end, and changes are accounted for prospectively as a change in accounting estimate. See Section N below regarding testing impairment of property, plant, and equipment.

Depreciation of an asset ceases at the earlier of the date on which the asset is classified as held for sale and the date on which the asset is derecognized.

M.	Intangible assets

Separately acquired intangible assets are measured upon initial recognition at cost plus directly attributable costs. Intangible assets that are acquired in a business combination are measured at fair value at the acquisition date.

In management's assessment, intangible assets with a finite useful life are amortized on a straight-line basis over their useful life and reviewed for impairment whenever there is an indication that there has been an impairment. The amortization period and the amortization method for the intangible asset are at least reviewed at the end of each year.

The useful life of the intangible assets is as follows:

Years
Customer base and backlog	1-10
Licenses and franchises	2-4

N.	Impairment of non-financial assets

The Company reviews the need for impairment of non-financial assets (property, plant, and equipment, intangible assets, goodwill, investments in investees) when there are indications that result from events or changes in circumstances that suggest that the balance in the financial statements is not recoverable. In cases where the balance in the financial statements for non-financial assets exceeds their recoverable amount, these assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset and the time value of money. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are charted to the statement of comprehensive income.

An asset's impairment loss, other than goodwill, is only cancelled when there are changes in the estimates that were used in determining the asset's recoverable amount since the date on which the loss from impairment was last recognized. Said cancellation of loss, is limited to the lower of the asset's previously recognized impairment amount (less amortization or depreciation) and the asset's recoverable amount. With regard to an asset presented at cost, said loss is recognized in the statement of comprehensive income.

Consolidated Financial Statements 25

Note 2: Significant Accounting Policies (Cont.)

N.	Impairment of non-financial assets (Cont.)

The following unique criteria are applied in assessing impairment of these specific assets:

Testing impairment of goodwill in respect of consolidated companies

Goodwill acquired in a business combination is allocated, at the acquisition date, to each of the Group's cash-generating units that are expected to benefit from the synergies of the combination. The goodwill is managed by operating segment.

The Company performs its own tests and uses third-party valuation specialists to test for impairment of goodwill once a year on 31 December or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-yielding unit (or group of cash-yielding units) to which the goodwill is allocated.

Each cash-generating unit to which goodwill has been allocated presents the lost amount of the entity for which goodwill is monitored for internal management purposes and regardless, is not greater than the operating segment.

When the cash-yielding unit's recoverable amount is lower than the balance in the financial statements for the cash-yielding unit (or group of cash-yielding units) to which the goodwill is allocated, the impairment loss, that is attributed first to goodwill, is recognized. Losses from impairment of goodwill are not reversed in consecutive periods.

O.	Government grants

Government grants are recognized when it is reasonably certain that the grants will be received and the Company will comply with the conditions for receipt of the grant.

P.	Taxes on income

Current or deferred taxes are charged to the statement of comprehensive income unless they address items that are attributed to other comprehensive income or to equity.

1.	Current taxes

Current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments that are required in connection with the tax liability in respect of previous years.

2.	Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled based on tax laws that have been enacted or substantively enacted by the reporting date.

Consolidated Financial Statements 26

Note 2: Significant Accounting Policies (Cont.)

Taxes that would apply in the event of the disposal of investments in investees are not taken into account in calculating deferred taxes as long as the disposal of the investments in investees is not likely in the foreseeable future. Similarly, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes because the distribution of dividends does not involve an additional tax liability or because it is the Company's policy to not initiate distribution of dividends that would trigger additional tax liability.

Deferred taxes are offset in the balance sheet if there is a legal right to offset a current tax asset against a current tax liability and the deferred taxes are attributed to the same entity that is tax liable and to the same tax authority.

Q.	Share-based payment transactions

Executives are entitled to benefits by way of share-based payments that are settled using equity.

Equity-settled transactions

The of equity-settled transactions with employees is measured at the fair value of the granted equity instruments at the grant date. The fair value is determined using an acceptable option pricing model.

The cost of equity-settled transactions is recognized in the statement of comprehensive income, together with a corresponding increase in equity, during the period in which the performance and/or service conditions are satisfied and ending on the date on which the relevant employees become fully entitled to the award (hereinafter: the "vesting period"). The cumulative expense recognized for equity-settled transactions in each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest (which is assessed based on past experience).

No expense is recognized for awards that do not ultimately vest except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions are satisfied.

R.	Employee benefit liabilities

The Group has several employee benefits plans:

1.	Short-term employee benefits

Short-term employee benefits are benefits that are expected to be settled in full prior to 12 months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made. The liability for short-term employee benefits presented in the statement of financial position represents the undiscounted value of the liability.

Consolidated Financial Statements 27

Note 2: Significant Accounting Policies (Cont.)

2.	Post-employment benefits

These plans are normally financed by deposits with insurance companies and are classified as defined contribution plans or defined benefit plans.

a)	Defined contribution plan

The Group has defined contribution plans pursuant to Section 14 to the Severance Pay Law under which the Group pays fixed contributions but has no legal or constructive obligation to pay further contributions even if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

b)	Defined benefit plan

The Group has a defined benefit plan for payment of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. Liability for termination of employment is measured according to the actuarial line method of the forecast entitlement unit. The actuarial calculation takes into account expected salary increases and employee turnover rates based on the estimated timing of payment. These amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields, at the reporting date, on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligations to a portion of its employees, the Company makes ongoing deposits in pension funds and insurance companies (hereinafter: the "plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and cannot be returned directly to the Group.

The liability for employee benefits presented in the balance sheet reflects the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements of net liability are recognized in other comprehensive income in the period in which they occur.

The Group's net obligation for other long-term employee benefits, which is computed based on outside actuarial assumptions, is for the future benefit due to employees for service rendered in the current period and in prior periods and taking into account expected salary increases. The amount of these benefits is discounted to its present value, less the fair value of the assets relating to these obligations. The discount rate is determined by reference, at the reporting date, to market yields on high quality corporate bonds that are linked to the Consumer Price Index and whose term is consistent with the term of the Group's obligation.

Remeasurements of net liability are charged to the statement of comprehensive income in the period in which they occur.

Consolidated Financial Statements 28

Note 2: Significant Accounting Policies (Cont.)

S.	Recognition of income

Revenues from contracts with customers are recognized in profit and loss when control of the goods or service is transferred to the customer. Revenue is measured and recognized according to the fair value of the proceeds that are expected according to the contract terms less the amounts charged by third parties (such as taxes).

1.	Revenues from contracts according to actual inputs

Revenues from framework agreements for the performance of work according to actual inputs is recognized according to the hours actually invested.

2.	Revenues from fixed-price contracts

Revenues from these contracts are recognized according to the completion rate method when all of the following conditions have been met: the revenue is known or can be estimated reliably, the collection of revenue is expected, the costs involved in performing the work are known or can be estimated, there is no material uncertainty about the Group's ability to complete the work and, the customer and the completion rate can be reliably estimated.

The completion rate is determined on the basis of the actual cost versus the projected total cost.

As long as all of the conditions for the recognition of income from works pursuant to a long-term project contract are not met, revenue is recognized in the amount of costs incurred that are likely to be recouped (Probable) ("presentation of zero margin"). When a loss is expected from the contract, the full loss is recognized immediately regardless of the completion rate as part of the cost of revenues.

3.	Revenues from Distribution, and Support of Software Products

The Company recognizes revenues from software licensing transactions at the point in time in which the Company grants the customer the right to use its intellectual property as is at the point in time that the license is granted or over time, where the Company grants the customer a right to access the Company's intellectual property throughout the license period.

In general, revenue from agreements that do not include a general right of return, that include several components such as software, service, and support agreements, is divided into separate performance obligations and recognized separately for each performance obligation. The allocation of the consideration shall be proportionate, based on the stand-alone selling price of each component. Recognition of revenue from the various performance obligations is recognized when the conditions for recognition of income from the components included in that performance obligation have been satisfied accordance to their type, and only up to the amount of the consideration that is not contingent on completion or performance of the remaining components in the contract.

Consolidated Financial Statements 29

Note 2: Significant Accounting Policies (Cont.)

4.	Revenues from maintenance

Revenues from maintenance are recognized on a prorated basis over the term of the maintenance contract that is supposed to be performed in each accounting year.

Revenues received and for which the service has not yet been rendered are charged to deferred revenues.

5.	Revenues from training and implementation services

Revenues from training and implementation services are recognized when the service is provided.

Revenues from training services for public courses that are up to 3 months will be recognized over the course period.

Revenues from training services for commissioned courses and professional retraining courses that are either long or short-term, up to one year, will be recognized over the course period.

Revenues from implementation projects commissioned by organizations will be recognized according to actual inputs (actual working hours invested).

6.	Revenues from infrastructures and computing

Revenues from infrastructure solutions and hardware products are recognized in profit or loss upon the transfer of control of the goods to the customer. Generally, control transfers at the time that the goods are delivered to the customer.

7.	Revenues on a gross or net basis

In determining how to present the revenues from contracts with customers, the Company evaluates whether it is acting as the principal debtor or as an agent under the contract. The Company is a principal supplier when it controls the promised goods or services prior to their being transferred to the customer, and it bears the risks and rewards deriving from the transaction. In such cases, the Company recognizes revenues in the gross amount of the consideration. In cases where the Company is acting as an agent or intermediary, without bearing the risks and rewards deriving from the transaction (such as in certain transactions for distribution, marketing, or sale of software products or certain transactions for the sale of cloud services), the Company recognizes revenues in the net sum after deducting the sums owed to the principal supplier.

Consolidated Financial Statements 30

Note 2: Significant Accounting Policies (Cont.)

8.	Variable consideration

The Company is required to set the transaction price separately for each customer contract. When exercising its judgment, the Company evaluates the effect of each variable amount in the contract, taking into consideration discounts, penalties, variations, claims, and non-cash consideration. In determining the effect of the variable consideration, the Company normally uses the "most likely amount" method specified in the Standard. According to this method, the transaction price is determined as the single most likely amount in the range of possible consideration amounts in the contract. Variable consideration is included only to the extent that it is highly probable that a significant reversal in the amount of revenues recognized will not occur, where the uncertainty associated with the variable consideration will subsequently be resolved.

9.	Allocating the transaction price

For contracts that include more than one performance obligation, the Company allocates the total transaction price in the contract on a relative stand-alone sale price basis at the time of the contractual engagement for each identified performance obligation. The stand-alone selling price is the price at which the Company would have sold the goods or services promised in the contract separately to a customer.

T.	Provisions

A provision pursuant to IAS 37 is recognized when the Group has a (legal or constructive) present obligation that results from a past event, it is expected that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. To the extent the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

Legal claims

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

U.	Treasury shares

Company shares held by the Company are recognized at cost of purchase and presented as a deduction from the Company’s equity. Any gain or loss arising from a purchase, sale, issuance, or cancellation of treasury shares is recognized directly in equity.

Consolidated Financial Statements 31

Note 2: Significant Accounting Policies (Cont.)

V.	Disclosure of new IFRS standards in the period prior to their implementation

IFRS 18, Presentation and Disclosure in Financial Statements (hereinafter: “IFRS 18” or the “New Standard”), published in April 2024, is intended to improve comparability and transparency in reporting on company performance.

The new standard replaces IAS 1, Presentation of Financial Statements, and does not address the recognition and measurement of items in the financial statements.

Below is an overview of the main changes that will apply to the financial statements with the implementation of the new standard, in relation to the current presentation and disclosure requirements.

o	The new standard will change the structure of the statement of profit or loss and will include three new defined categories: operating, investing, and financing. It will also add two new subtotals: operating income and profit before financial and income tax.

o	The new standard includes guidelines for disclosing Management-defined Performance Measures (MPMs) in financial statements.

o	The new standard provides guidance on the aggregation and disaggregation of information in the financial statements, on whether information should be included in the primary statements or in the notes, and on disclosures regarding items classified as "other."

IFRS 18 will be applied retroactively as of the annual reporting periods that commence on 1 January 2027 or thereafter while providing the specific disclosure set forth in the transitional provisions for the new standard. In accordance with the provisions of IFRS 18, early adoption is possible with appropriate disclosure. However, according to Corporate Decision No. 2024-1 on the deferral of early adoption of International Financial Reporting Standard 18, published by the Israel Securities Authority staff on 4 August 2024, early adoption will be deferred and permitted only from 1 January 2025.

The Company is assessing the potential impact of IFRS 18 on the financial statements; however, at this stage, it is unable to estimate such an impact. The impact of the new standard, if any, will affect only presentation and disclosure matters.

Consolidated Financial Statements 32

Note 2: Significant Accounting Policies (Cont.)

W.	Below is information about changes in the CPI and relevant exchange rates:

	As of 31.12.24	As of 31.12.23	As of 31.12.22
Consumer price index (2020 basis)
In Israel (actual CPI)	114.8	111.2	108.0
In Israel (known CPI)	115.11	111.3	107.7
NIS exchange rate
USD	3.65	3.63	3.52
EUR	3.80	4.01	3.75

	Year ended 31.12.24%	Year ended 31.12.23%	Year ended 31.12.22%
Consumer price index (2020 basis)
In Israel (actual CPI)	3.24%	2.96%	5.26%
In Israel (known CPI)	3.43%	3.34%	5.28%
NIS exchange rate
USD	0.55%	3.07%	13.15%
EUR	(5.36%)	6.89%	6.62%

NOTE 3: Business Combination

a.	On 24 April 2022, a transaction was completed in which the Company sold holdings representing 45.2% of the issued share capital of the subsidiary, Infinity Labs R. & D. Ltd. ("Infinity”), such that after completing the transaction, the Company will be retain 4.9% of Infinity's share capital, for a total of NIS 154.5 million. As a result of the transaction, the Company recognized a capital gain in its financial statements (before tax) in the gross amount of about NIS 150 million (including revaluation of the retained balance of 4.9%), as well as recognition of tax expenses in the amount of about NIS 28.5 million.
In light of the above, commencing in the second quarter of 2022, the Company stopped consolidating the results of the subsidiary - Infinity - in its financial statements. The remaining holding (4.9%) will be measured at fair value after that time. Changes in fair value will be credited to profit and loss.

b.	On 19 June 2022, the Company, through its subsidiary, Matrix IT Integration and Infrastructure Ltd., purchased 100% of the share capital of RDT Equipment and Systems (1993) Ltd., Asio Vision Ltd., and R.S.A. Test Systems Industry Ltd. (collectively "RDT"), for a total of NIS 44 million. As part of the purchase agreement, the sellers will be entitled to additional consideration that depends on RDT’s future financial results. RDT markets solutions and systems for a wide range of technologies including control and automation systems, test and measurement equipment, advanced technological solutions for testing data communication, EMC, and radio frequency (RF) and also serves as a representative in Israel of dozens of international companies. Pursuant to a Purchase Price Allocation (PPA) report, out of the excess purchase cost of NIS 40.6 million, the Company will allocate NIS 14.4 million to intangible assets and the balance to goodwill.

Consolidated Financial Statements 33

NOTE 3: Business Combination (Cont.)

c.	On 1 January 2023, the Company completed the purchase of 70% of the share capital of Zebra Technologies Ltd. ("Zebra") for NIS 53 million (including equity). Zebra is engaged in the distribution and marketing of solutions and software products in the fields of data communication, information security, and cyber protection. Pursuant to the purchase agreement, the Company and the seller have a mutual option to sell and purchase the seller's remaining shares to the Company. Pursuant to a PPA report, out of the excess purchase cost of NIS 37.1 million, the Company will allocate NIS 21.1 million to intangible assets and the balance to goodwill.

d.	On 13 November 2024, the Company, through its subsidiary Matrix Holding US LLC, completed the acquisition of 51% of the interests in the operations of Alacer, which is engaged in providing advisory services and expert supply in the field of Governance, Regulation & Compliance within the American financial market, for a total sum of USD 2 million in cash, plus additional contingent consideration derived from the Company's performance over the next 3 years. In addition, the Company holds a call option to purchase the remaining rights of the sellers in the operation. As of the report date, the valuation underlying the allocation of the consideration to assets and liabilities (the PPA) has not yet been completed and accordingly, this allocation is temporary, according to management's assessment, and may be updated in the coming periods after the valuation is completed. According to the temporary allocation, of the excess purchase cost in the amount of USD 2.1 million, the sum of USD 0.6 million will be allocated to intangible assets and the balance will be allocated to goodwill.

As noted above, the Group has recognized, on a provisional basis, the fair value of the assets acquired and liabilities assumed in the business combination. Accordingly, both the purchase consideration and the fair values of the assets acquired and liabilities assumed are subject to final measurement adjustments within a period of up to 12 months from the acquisition date, in accordance with IFRS 3.

e.	On 3 December 2024, the Company, through its subsidiary Matrix IT Integration and Infrastructure, completed the acquisition of 100% of the share capital of Moshe Ort Holdings Ltd. (“Ortec”) for the sum of NIS 19.5 million (including equity) in cash, plus additional consideration that is contingent on the Company's future financial results. Ortec imports, distributes, sells and provides support and characterization services for automatic manufacturing machines used for component assembly, as well as automated inspection machines used for assembly processes and components on production lines in the fields of industry equipment, medical devices, military equipment, lasers, and sensors for civilian and security applications, optical communication systems, radar systems for cars. Additionally, it serves as a representative in Israel for dozens of international manufacturers. As of the report date, the valuation underlying the allocation of the consideration to assets and liabilities (the PPA) has not yet been completed and accordingly, this allocation is temporary, according to management's assessment, and may be updated in the coming periods after the valuation is completed.

Consolidated Financial Statements 34

NOTE 3: Business Combination (Cont.)

According to the temporary allocation, of the excess purchase cost in the amount of NIS 38.6 million, the sum of NIS 11.6 million will be allocated to intangible assets and the balance will be allocated to goodwill.

As noted above, the Group has recognized, on a provisional basis, the fair value of the assets acquired and liabilities assumed in the business combination. Accordingly, both the purchase consideration and the fair values of the assets acquired and liabilities assumed are subject to final measurement adjustments within a period of up to 12 months from the acquisition date, in accordance with IFRS 3

Note 4: Cash and Cash Equivalents (NIS thousands)

NIS:	December 31 2024	December 31 2023
Cash	206,596	126,594
Cash equivalents - short-term deposits	208,262	228,871
	414,858	355,465
Foreign currency
Cash	159,905	237,310
Cash equivalents - short-term deposits	93,732	47,433
	253,637	284,743
	668,495	640,208

Consolidated Financial Statements 35

Note 5: Trade Receivables and Unbilled Receivables, Net

a.	Trade receivables, net (NIS thousands):

	December 31 2024	December 31 2023
Open debts:
NIS	1,227,037	1,177,829
Foreign currency	178,527	155,057
Related parties	16,963	5,052
Checks receivable	48,234	51,970
Unbilled receivables	474,640	304,415
Less – provision for doubtful debts	(19,211)	(17,354)
Trade receivables, net	1,926,190	1,676,969

b.	Movement in the provision for doubtful debts:

NIS thousands
Balance at January 1, 2023	13,744
Equity reserve	11
Additions during the year	6,343
Derecognition of bad debts	(536)
Reversal of collected doubtful debts	(2,208)
Balance at December 1, 2023	17,354
Equity reserve	-
Additions during the year	5,612
Derecognition of bad debts	(1,424)
Reversal of collected doubtful debts	(2,331)
Balance at December 31, 2024	19,211

c.	Below is information regarding the Company's exposure to credit risk exposure in respect of trade receivables, net:

Aging analysis of past due trade receivables
	Current	Up to 30 days	30 - 60 days	60 - 90 days	90 - 120 days	Over 120 days	Total
31.12.24	1,514,987	256,159	86,275	38,095	18,465	12,209	1,926,190
31.12.23	1,232,452	265,301	103,221	35,883	28,422	11,690	1,676,969

Consolidated Financial Statements 36

Note 6: Other Receivables (NIS thousands)

	31 December 2024	31 December 2023
Employees	961	1,085
Government authorities	2,849	2,176
Prepaid expenses	113,522	93,209
Advances to suppliers	3,356	3,710
Other accounts receivable	1,585	1,500
Total	122,273	101,680

Note 7: Inventories (NIS thousands)

	31 December 2024	31 December 2023
Inventories of computers and peripherals	101,861	146,089

The provision for impairment of inventories in 2024 and 2023 amounted to NIS 3,730 thousand and NIS 1,591 thousand, respectively.

Consolidated Financial Statements 37

Note 8: Property, Plant, and Equipment

Composition and movement - 2024 (NIS thousands):

	Assets owned by the Company Computers, furniture, and equipment	Assets owned by the Company Motor vehicles	Assets owned by the Company Leasehold improvements	Assets under operating lease Machines and equipment	Total
Cost
Balance at January 1, 2024	168,054	13,937	88,390	60,489	330,870
Entrance to consolidation	201	788	-	-	989
Purchases during the year	14,920	939	17,892	7,790	41,541
Disposals during the year	(1,172)	(5,383)	-	(8,806)	(15,361)
Adjustments for translation of financial statements	25	-	(3)	-	22
Balance at December 31, 2024	182,028	10,281	106,279	59,473	358,061
Accrued depreciation
Balance at 1 January, 2024	123,649	9,271	60,064	42,528	235,512
Entrance to consolidation	200	519	-	-	719
Purchases during the year	17,273	1,323	6,689	8,654	33,939
Disposals during the year	(1,225)	(3,937)	-	(8,564)	(13,726)
Adjustments for translation of financial statements	5	-	(4)	-	1
Balance at December 31, 2024	139,902	7,176	66,749	42,618	256,445
Depreciated cost at December 31, 2024	42,126	3,105	39,530	16,855	101,616

Consolidated Financial Statements 38

Note 8: Property, Plant, and Equipment (Cont.)

Composition and movement - 2023 (NIS thousands)

	Assets owned by the Company Computers, furniture, and equipment	Assets owned by the Company Motor vehicles	Assets owned by the Company Leasehold improvements	Assets under operating lease Machines and equipment	Total
Cost
Balance at January 1, 2023	152,749	19,571	87,798	63,171	323,289
Entrance to consolidation	2,095	-	1,418	-	3,513
Purchases during the year	17,555	868	10,616	9,837	38,876
Disposals during the year	(4,750)	(6,502)	(11,442)	(12,519)	(35,213)
Adjustments for translation of financial statements	405	-	-	-	405
Balance at December 31, 2023	168,054	13,937	88,390	60,489	330,870
Accrued depreciation
Balance at January 1, 2023	108,580	11,744	58,499	46,301	225,124
Entrance to consolidation	1,808	-	1,418	-	3,226
Purchases during the year	17,668	2,182	10,665	8,481	38,996
Disposals during the year	(4,710)	(4,655)	(10,518)	(12,254)	(32,137)
Adjustments for translation of financial statements	303	-	-	-	303
Balance at December 31, 2023	123,649	9,271	60,064	42,528	235,512
Depreciated cost at December 31, 2023	44,405	4,666	28,326	17,961	95,358

Consolidated Financial Statements 39

Note 9: Goodwill and Intangible Assets, Net

A.	Composition:

2024 (NIS thousands):

	Customers base and backlog	Licenses and franchises	R&D intangible assets	Goodwill	Total
Cost
Balance as of January 1, 2024	273,085	4,976	2,250	918,829	1,199,140
Entrance to consolidation	13,656	-	-	36,038	49,694
Adjustments for translation of financial statements	-	-	-	1,121	1,121
Balance as of December 31, 2024	286,741	4,976	2,250	955,988	1,249,955
Accrued depreciation
Balance as of January 1, 2024	177,006	4,900	-	-	181,906
Depreciation	22,092	76	-	-	22,168
Balance as of December 31, 2024	199,098	4,976	-	-	204,074
Net balance
as of December 31, 2024	87,643	-	2,250	955,988	1,045,881

2023 (NIS thousands):

	Customers base and backlog	Licenses and franchises	R&D intangible assets	Goodwill	Total
Cost
Balance as of January 1, 2023	249,466	4,976	-	898,516	1,152,958
Entrance to consolidation	21,158	-	-	20,869	42,027
Discounting of development costs	-	-	2,250	-	2,250
Adjustments for translation of financial statements	-	-	-	6,205	6,205
Adjustments	2,461	-	-	(6,761)	(4,300)
Balance as of December 31, 2023	273,085	4,976	2,250	918,829	1,199,140
Accrued depreciation
Balance as of January 1, 2023	150,473	4,713	-	-	155,186
Depreciation	26,533	187	-	-	26,720
Balance as of December 31, 2023	177,006	4,900	-	-	181,906
Net balance
as of December 31, 2023	96,079	76	2,250	918,829	1,017,234

Consolidated Financial Statements 40

Note 9: Goodwill and Intangible Assets, Net (Cont.)

B.	Amortization of intangible assets

1.	The amortization method reflects the future economic benefits that will derive from the asset.

2.	Amortization expenses of intangible assets with indefinite useful lives are credited to selling and marketing expenses statement of profit or loss.

C.	Review of impairment of goodwill

In order to test the impairment of goodwill, goodwill was allocated to operating segments that represent five cash-generating units, as follows:

1.	IT Solutions and Services, Consulting, and Management in Israel

2.	IT Solutions and Services in the US

3.	Marketing and Support of Software Products

4.	Cloud and Computing Infrastructures

5.	Training and Implementation

As set forth in Note 24, as of its 2024 financial statements, the Company presents its training and implementation operations, which were presented in the past as a separate operating segment, as part of the IT, Consulting, and Management Solutions in Israel segment. At the same time, for the purpose of examining impairment of goodwill, the Company examined its training and implementation operations separately.

Below is the carrying amount of goodwill as at 31 December 2024 allocated to each cash-generating unit (representing a segment) - NIS thousands

	IT solutions and Services, Consulting, and Management in Israel	Training and Implementation	Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Total
Goodwill balance as of January 1, 2024	411,957	82,689	49,453	96,306	278,424	918,829
Entrance to consolidation	-	-	-	29,683	6,355	36,038
Adjustments for translation of financial statements	-	-	-	-	1,121	1,121
Goodwill balance as of December 31, 2024	411,957	82,689	49,453	125,989	285,900	955,988

Consolidated Financial Statements 41

Note 9: Goodwill and Intangible Assets, Net (Cont.)

D.	Data regarding units to which substantial goodwill was allocated in relation to the balance of goodwill on the books

The recoverable amount of the following cash-generating units was determined based on value in use, calculated from the estimated future cash flows of the unit, based on an external valuation prepared in accordance with the forecast approved by the Company’s management.

In each of the cash-generating units, the recoverable value is higher than the book value of the net assets, and therefore no recognition of impairment is required.

Below is the refundable amount and the main key assumptions used to determine that amount as at 31.12.2024 (NIS millions):

	IT Solutions and Services, Consulting, and Management in Israel	Training and Implementation	Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT solutions and services in the US
Refundable amount	2,792	146	345	1,268	780
Discount rate	10.9%	14%	14%	12.4%	11.1%
Growth rate in the permanent year (after 2025-2029)	3%	3%	3%	4%	3%

Consolidated Financial Statements 42

Note 10: Credit from Banks and Others (NIS thousands)

a.	Short-term credit

	Linkage basis	Interest rate - fixed or variable	Interest rate in %	December 31, 2024	December 31, 2023
On-call loans	Unlinked	Variable	Linked to the prime rate	-	24,019
Non- commercial securities	Unlinked	Variable	Bank of Israel Interest Rate* + 0.25%	300,000	200,000
Current maturities of long-term bank loans	Unlinked	Fixed	1.4-3.98	88,640	179,675
				388,640	403,694

*	On 18 July 2024, the non-commercial securities interest rate was updated to match the Bank of Israel interest rate plus 0.25% instead of the 0.5% that had applied prior to this date.

b.	Long-term credit from banks and others

1)	Breakdown (NIS thousands)

Linkage basis	Interest rate - fixed or variable	Interest rate as at 31 December 2024%	Total December 31, 2024	Current maturities December 31, 2024	Total, less current maturities December 31, 2024	Total, less current maturities December 31, 2023

Unlinked	Fixed	1.4-3.98	108,311	88,640	19,671	108,030

2)	Schedule of payments after the report date (NIS thousands)

	December 31, 2024	December 31, 2023
First year (current maturities)	88,640	179,675
Second year	17,167	88,349
Third year	2,504	17,167
Fourth year	-	2,514
	108,311	287,705

Consolidated Financial Statements 43

Note 10: Credit from Banks and Others (NIS thousands) (Cont.)

c.	Commercial securities

As of the report date, the Company has a series of non-commercial securities in the amount of NIS 300 million. These securities include an obligation to redeem at the investor's demand with notice of at least 7 business days in advance, and bear interest at an annual rate equal to the Bank of Israel rate plus 0.25% (which as of the report date is 4.75%). On 19 February 2025, the holders' approved to extension of the securities ’s maturity until 21 February 2030.

d.	Financial covenants with regard to engagements with banks and others

As part of the Group's engagements with banks to obtain credit, the Group undertook to maintain the financial covenants as expressed in the Company's financial statements, as follows:

1)	The ratio of the consolidated net financial debt of the group to financial institutions, including liabilities from debentures issued by the Company (collectively - the “debt”) to the total balance ratio according to the Company's consolidated financial statements shall not exceed 40%.

2)	The ratio of the Group's debt, net of cash, to the annual EBITDA, shall not exceed 3.5.

3)	Its equity shall not fall below NIS 275 million at any time.

4)	Cash balances and short-term investments in the balance sheet shall not be less than NIS 50 million. In order to issue the non-commercial securities, the Company had undertaken to maintain liquid balances and available lines of credit, in an amount not less than NIS 450 million, of which at least NIS 200 million is in cash or other signed credit facilities.

5)	The Company undertook that the Company's share of ownership and control of Matrix IT Systems Ltd. shall not at any time fall below 50.1 percent.

6)	The Company has undertaken not to pledge, charge or otherwise encumber any of its assets, whether current or future, for the benefit of any third party without the bank’s prior consent, except for a first-degree fixed lien on an asset acquired with financing from such third party, in which case the fixed lien shall be registered in its favor.

7)	The Company undertook not to sell or otherwise transfer any of its assets, in whole or in part, without the prior written consent of the banks, except in the ordinary course of business.

As of the date of the financial statements, the Company is in compliance with the financial covenants.

Consolidated Financial Statements 44

Note 11: Trade Payables (NIS thousands)

	December 31, 2024	December 31, 2023
Open accounts
NIS	288,356	296,740
Foreign currency	252,757	180,593
Checks payable	49,905	32,479
Accrued expenses	335,120	274,787
Related parties	615	-
	926,753	784,599

Note 12: Other Payables (NIS thousands)

	December 31, 2024	December 31, 2023
Government authorities	77,107	66,971
Customer advances	1,484	1,436
Related parties	105	-
Dividend payable	48,277	-
Other payables	6,658	12,558
	133,631	80,965

Note 13: Leases

Disclosures for lease transactions in which the Company is the lessee

The Company has entered into leases, including of buildings and vehicles, during the ordinary course of the Company’s business.

Most leases of buildings have lease terms of between 3 and 10 years, whereas leases of vehicles have lease terms of 3 years.

Some of the lease agreements in which the Company has engaged include extension and/or cancellation options as well as variable lease payments.

For details regarding engagement in material lease agreements, see Note 16c.

1.	Details regarding leases (NIS thousands):

	Year ended December 31, 2024	Year ended December 31, 2023
Interest expenses for lease liabilities	11,934	12,254
Lease payments	129,435	137,896

Consolidated Financial Statements 45

Note 13: Leases (Cont.)

2.	Disclosures regarding right-of-use assets (NIS thousands):

	Real property	Motor vehicles	Total
Cost
Balance as of January 1, 2024	342,003	174,311	516,314
Additions during the year:
Additions to right-of-use assets for new leases during the period	206,777	60,924	267,701
Updates to right-of-use assets in respect of linkage to the CPI	19,684	1,899	21,583
Disposals during the year:
Disposals of right-of-use assets for leases terminated during the period	(5,599)	(48,011)	(53,610)
Balance as of December 31, 2024	562,865	189,123	751,988
Accrued depreciation:
Balance as of January 1, 2024	222,891	79,490	302,381
Additions during the year:
Depreciation and amortization	67,101	63,603	130,704
Disposals during the year:
Disposals of right-of-use assets	(5,619)	(45,413)	(51,032)
Balance as of December 31, 2024	284,373	97,680	382,053
Net Balance as of December 31, 2024	278,492	91,443	369,935

3.	Analysis of payment dates of lease liabilities (NIS thousands):

	Year ended December 31, 2024	Year ended December 31, 2023
First year	115,574	109,448
Second year	75,146	78,701
Third year	39,226	27,607
Fourth year	24,351	-
Fifth year and thereafter	118,512	-
Total undiscounted lease payments	372,809	215,756
Current Maturities	115,574	109,448
Non-current costs	257,235	106,308

Consolidated Financial Statements 46

Note 14: Employee Benefit Liabilities

Employee benefits include post-employment benefits and other long-term benefits as well as severance benefits.

A.	Post-employment benefits

Labor law and the Israel Severance Pay Law require the Company to pay severance to an employee upon termination or retirement or to make regular deposits in a defined contribution plan pursuant to Section 14 to the Severance Pay Law as described below. The Company's resultant liabilities are recorded as a post-employment benefit. Calculating the Company's liability for employee benefits is done based on a valid employment agreement and based on the employee's salary and duration of employment which together, create the right to compensation.

Post-employment employee benefits are normally financed by contributions classified as defined benefit plans or defined contribution plans as set forth below.

1.	Defined contribution plan

Some severance payments are subject to the terms of Section 14 to the Severance Pay Law, 1963, pursuant to which the Group's regular deposits in pension funds and/or insurance policies release it from any additional liability to employees for home said amounts have been deposited. These deposits as well as pension deposits constitute defined contribution plans.

2.	Defined benefit plans

The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in central severance pay funds and qualifying insurance policies.

B.	Composition of defined benefit plans (NIS thousands)

	December 31, 2024	December 31, 2023
Present value of financed obligations	238,075	236,510
Fair value of plan assets	(230,440)	(227,405)
Present value of non-financed obligations, net	7,635	9,105

C.	Movement in fair value of plan assets (NIS thousands)

	2024	2023
Open year balance	227,405	244,476
Interest income	8,550	8,371
Actuarial gains (losses)	9,708	2,245
Employer contributions	10,976	13,457
Benefits paid	(26,199)	(41,144)
End of year balance	230,440	227,405

Consolidated Financial Statements 47

Note 14: Employee Benefit Liabilities (Cont.)

D.	Changes in the present value of defined benefit obligation (NIS thousands)

	2024	2023
Open year balance	236,510	252,746
Current service cost	13,530	16,175
Interest expense	13,590	13,117
Actuarial losses (gains)	6,258	(2,015)
Benefits paid	(31,813)	(44,890)
Business combinations and miscellaneous	-	1,377
End of year balance	238,075	236,510

E.	Expenses charged to the statement of comprehensive income (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Current service cost	13,530	16,175	18,062
Interest expense	13,590	13,117	7,545
Interest income	(5,042)	(8,371)	(6,816)
Actuarial gains	(3,535)	(4,260)	(11,588)
Total expense recognized in comprehensive income	18,543	16,661	7,203

F.	The expense is included in the statement of comprehensive income in the following items (NIS thousands)

	For the year ended 31 December 2024	For the year ended 31 December 2023	For the year ended 31 December 2022
Cost of revenues	16,342	17,055	16,573
Selling and marketing expenses	371	388	376
General and administrative expenses	1,857	1,938	1,878

G.	Principal actuarial assumptions (in %)

	For the year ended 31 December 2024	For the year ended 31 December 2023	For the year ended 31 December 2022
Plan liabilities discount rate	5.75	5.35	2.69
Expected salary increase rate	0-4	0-4	0-4

Consolidated Financial Statements 48

Note 14: Employee Benefit Liabilities (Cont.)

H.	Amounts, timing, and uncertainty of future cash flows (NIS thousands)

Defined benefit obligation
As of December 31, 2024:
Sensitivity test for changes in expected salary increase amount:
The change resulting from:
Salary increase of 1%	(1,732)
Salary decrease of 1%	1,488
Sensitivity test for changes in the plan assets and liabilities discount rate:
The change resulting from:
Increase of 1% in the discount rate	1,404
Decrease of 1% in the discount rate	(1,643)

I.	Expenses in the period in respect of a defined contribution plan (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Expense recognized in respect of defined contribution plans	129,168	103,162	100,602

Note 15: Taxes on Income

A.	Tax rates applicable to the Group

1)	The corporate tax rate in Israel during 2022-2024 was 23%. Corporations are subject to tax on real capital gains at the corporate tax rate as of the sale year.

2)	The principal tax rates applicable to subsidiaries whose place of incorporation is outside Israel are:

Companies incorporated in the US - a weighted tax rate of approximately 27 percent (federal tax, tax of the state and city in which the company operates).

B.	Final tax assessments

The Company and its consolidated subsidiaries have received final tax assessments (or assessments that are deemed final) up to and including the 2019 tax year.

C.	Carryforward losses for tax purposes and other temporary differences

The Group has business losses for tax purposes that are carried forward as at 31 December 2024, amount to a total of NIS 36,981 thousand. Most of these carryforward losses are in respect of companies in Israel, whose utilization period is unlimited.

Deferred tax assets were not recognized in respect of carryforward business losses amounting to NIS 7,192 thousand due to the lack of a forecast for utilization thereof in the foreseeable future.

Consolidated Financial Statements 49

Note 15: Taxes on Income (Cont.)

D.	Deferred taxes

1.       Composition (NIS thousands)

	Deferred taxes for employee benefits and provision for vacation	Deferred taxes for property, plant, and equipment and intangible assets	Deferred taxes in respect of losses for tax purposes	Deferred taxes for provision for doubtful debts	Deferred taxes for options for employees	Deferred taxes for lease assets* (net)	Deferred taxes for other temporary differences	Total
Balance as of January 1, 2022	21,742	(27,137)	15,091	2,504	1,099	489	1,178	14,966
Entrance to consolidation	396	(2,761)	1,987	23	-	-	(44)	(399)
Loss of Control in subsidiary	(223)	-	-	-	-	-	-	(223)
Adjustments	-	(48)	-	-	-	-	-	(48)
Equity reserve	(2,665)	-	-	-	(420)	24	-	(3,061)
Change recorded in the statement of profit or loss	1,517	4,713	3,840	442	(451)	(219)	(2,691)	7,151
Balance as of January 1, 2023	20,767	(25,233)	20,918	2,969	228	294	(1,557)	18,386
Entrance to consolidation	170	(4,866)	-	-	-	-	180	(4,516)
Adjustments	-	(548)	-	-	-	-	-	(548)
Equity reserve	(980)	-	-	-	(228)	380	-	(828)
Change recorded in the statement of profit or loss	2,995	6,246	(11,631)	1,031	2,092	(207)	(230)	296
Balance as of December 31, 2023	22,952	(24,401)	9,287	4,000	2,092	467	(1,607)	12,790
Entrance to consolidation	155	(3,224)	-	-	-	-	-	(3,069)
Adjustments	-	-	-	-	-	-	-	-
Equity reserve	(813)	-	-	-	-	(11)	-	(824)
Change recorded in the statement of profit or loss	3,758	5,438	(2,436)	136	2,401	202	202	9,701
Balance as of December 31, 2024	26,052	(22,187)	6,851	4,136	4,493	658	(1,405)	18,598

(*) The carrying amount as at 31 December 2024 includes deferred tax assets in the sum of NIS 85,534 million against a lease liability as well as deferred tax liabilities in the sum of NIS 84,876 million against right-of-use assets. (As at 31 December 2023, a total of NIS 49,415 million and NIS 48,948 million, respectively.)

Consolidated Financial Statements 50

Note 15: Taxes on Income (Cont.)

D.	Deferred taxes

2.	The deferred taxes are computed at the tax rate of 23% based on the tax rates that are expected to apply to the Croup upon reversal of the temporary differences in respect of which they were created (2024 - 23% and 2023 - 23%), and approximately 27% on assets in the US.

E.	Taxes on income included in the statement of comprehensive income (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Current taxes	107,854	78,691	108,952
Deferred taxes	(9,701)	(296)	(7,151)
Prior year's tax adjustments	(3,175)	(64)	(1,516)
	94,978	78,331	100,285

F.	Taxes on income relating to other comprehensive income (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Taxes in respect of actuarial gains	(813)	(980)	(2,665)

G.	Theoretical Tax

The reconciliation between the tax expense, assuming that all the income, expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in comprehensive income is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income before taxes on income	383,202	325,186	454,766
Statutory tax rate in %	23	23	23
Tax computed at the statutory tax rate	88,136	74,793	104,596
Increase (decrease) in taxes on income resulting from the following:
Temporary differences	-	(345)	(181)
Non-deductible expenses (revenues), net and depreciation for tax purposes	5,417	3,773	4,365
First time creation of deferred taxes	-	(1,493)	(8,299)
Foreign taxes at different tax rates	4,600	1,667	1,320
Prior year's tax adjustments	(3,175)	(64)	(1,516)
	94,978	78,331	100,285

Consolidated Financial Statements 51

Note 16: Liens, guarantees, contingent liabilities, and engagements

A.	Liens

As at 31 December 2024, the Company has no liens.

B.	Contingent liabilities

1.	Legal claims

As of the report date, several legal claims have been filed against the Company and is consolidated companies in the ordinary course of business, in the aggregate sum of approximately NIS 6.1 million. In the opinion of the Company’s management, which is based, inter alia, on the opinions of its legal counsel as to the likelihood of the success of these claims, and taking into account the insurance coverage it has for some of these claims, the provisions included in the financial statements to cover the estimated risk resulting from said claims are sufficient.

2.	On 3 December 2023, the Company received a motion for disclosure of documents pursuant to section 198a of the Companies Law, that was filed with the Economic Division of the Tel Aviv District Court against the Company by a plaintiff claiming to be a Company shareholder, seeking to file a derivative claim on behalf of the Company against the company's CEO and its directors, in connection with the compensation approved for the Company's CEO following the general meeting’s opposition.

The Company’s response to the discovery motion was filed on 18 April 2024. An inquest was held on the disclosure motion on 2 February 2025.

C.	Engagements

1)	In January 2022, the Company entered into a lease agreement for a new 19-story building in Kfar Saba, with a total area of approx. 30,000 m2. The lease agreement is for a period of 10 years in the amount of NIS 200 million (NIS 20 million per year), with two extension options of five years each.

The building includes 14 office floors with an area of approx. 16,000 m2 and five floors of a parking lot with an area of approx. 14,000 m2 and is planned to be used by the Company's headquarters and its other branches that will be united under one complex. The move to the new building has been gradual since Q4 2024 and is expected to be completed in July 2025.

2)	Further to the contract entered into by the subsidiary, John Bryce, with an unrelated third party dated September 2015, in an agreement to rent a building for eight (8) years and with an option to extend, the Company exercised the option for an additional three (3) years. The expected rental cost is NIS 7 million per year. As part of the agreement, the Company guarantees the fulfillment of John Bryce's obligations.

3)	Babcom, a company subsidiary, has lease agreements to rent offices in several sites around the country with an area of approximately 18,000 m2 for the amount of NIS 14 million per annum.

Consolidated Financial Statements 52

Note 16: Liens, guarantees, contingent liabilities, and engagements (Cont.)

4)	The Company and its subsidiaries have insurance policies with coverage for bodily injury and property damage, including third party, professional liability, theft of cash, crime, and dedicated cyber insurance policies, including third party cyber insurance.

In addition, the liability of the directors and officers of the Company and its subsidiaries is insured under a D&O policy that includes a D&O Side A DIC policy.

Said insurance coverage is subject to conditions and indemnity periods and subject to the customary exceptions set forth in the various policies. In the Company's management’s assessment, based on the opinions of its insurance consultants, the Company is not underinsured.

D.	Engagement with the Company’s CEO

During the course of 2022, Mr. Gutman provided management services to the Company pursuant to the Management Services Agreement, approved on 29 October 2015, with Revava Management Ltd. through which Mr. Moti Gutman provides the Company with CEO services, effective 1 January 2018 to 31 December 2022.
On December 28, 2022, the Company entered into a new employment agreement with Mr. Gutman for a period of 5 years, from 1 January 2023 to 31 December 2027. According to the new agreement, on February 1, 2023, the Company allocated 375,000 restricted shares (RS) to Mr. Gutman for no consideration. The RSs will vest into shares in four annual tranches starting on 31 December 2024, such that 40% will vest on 31 December 2024, and the remainder in equal portions each year thereafter through 31 December 2027, but in any case, not prior to the publication date of the Company’s annual financial statements for the preceding year.

E.	Guarantees

1.	The Company and the subsidiaries provided each other with cross guarantees.

2.	As of the report date, the Company and its subsidiaries have provided performance guarantees in favor of customers in the aggregate amount ofNIS 158.8 million.

3.	As of the report date, the Company and its consolidated companies have provided payment guarantees in the amount of NIS 17.7 million.

Consolidated Financial Statements 53

Note 17: Equity

a.	Composition of share capital (NIS thousands)

	December 31, 2024 Authorized	December 31, 2024 Issued and outstanding	December 31, 2023 Authorized	December 31, 2023 Issued and outstanding
Ordinary shares - par value NIS 1 each	100,000	64,176	100,000	64,176

b.	Movement in share capital (ordinary shares of NIS 1 par value each)

	Number of shares 2024	Number of shares 2023	Number of shares 2022
Balance as of January 1	64,175,930	63,548,141	63,248,369
Exercise of options and RSU's into shares	-	627,789	299,772
Balance as of December 31	64,175,930	64,175,930	63,548,141

c.	Rights attached to shares

Ordinary shares of NIS 1 par value each confer rights to vote at the general meeting, dividends, and to participate in the distribution of the Company's assets upon liquidation. Similarly, these shares may be traded on the Tel Aviv Stock Exchange.

d.	Treasury shares - Company shares held by the Company and subsidiaries

The Company's holdings in the Company's shares are as follows:

	December 31, 2024	December 31, 2023
Number of shares held	653,860	653,860
Percentage of issued share capital	1.018%	1.018%

Consolidated Financial Statements 54

Note 17: Equity (Cont.)

e.	Dividends to shareholders

Below are the dividend distributions in the reporting period

Date of the board of directors' resolution to approve the distribution	Actual distribution date	Distribution amount per share (in Agorot)	Total distribution amount (NIS thousands)
12 March 2023	16 April 2023	59	37,478
10 May 2023	5 June 2023	71	45,101
9 August 2023	3 September 2023	69	43,830
11 March 2024	15 April 2024	127	80,673
15 May 2024	25 July 2024	81	51,453
8 August 2024	1 October 2024	82	52,088
13 November 2024	6 January 2025	76	48,277

The Company's dividend policy is an annual distribution of up to 75% of the net annual profit attributable to shareholders. The dividend will be distributed once per quarter subject to the distribution requirements set by applicable law, which are examined by the Board of Directors at any relevant time.

F.	Group capital management

1.	The Company’s primary objective in capital management is to ensure its ability to consistently provide returns to shareholders through capital growth and/or dividend payments. To achieve this objective, the Group seeks, among other things, to maintain a leverage ratio that balances risk and return at a reasonable level, while preserving a financial base that enables the Group to meet its investment and working capital needs. In making decisions regarding changes to the Group’s capital structure in order to achieve the above objectives, whether through changes in dividend distribution policy, new equity issuances, or reduction of the Group’s debt, the Group considers not only its short-term position but also its long-term goals.

2.	In managing its capital/debt structure, the Company continuously monitors its leverage ratios (such as net financial debt to total assets). The Company also works to maintain an efficient and appropriate level of leverage that balances the interests of both shareholders and financial debt holders. In addition, the Company seeks to maintain an appropriate balance between long-term and short-term financial debt, as well as between fixed and variable interest rates, while maintaining cash balances and available bank credit facilities.

3.	The Company is obligated to comply with the financial covenants agreed with financial institutions and bondholders. As of 31 December 2024, and 2023, the Group was in compliance with the financial covenants.

Consolidated Financial Statements 55

Note 17: Equity (Cont.)

Below is a summary of quantitative data regarding balance sheet financial ratios managed by the Company (NIS thousands) with respect to:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	668,495	640,208
Liabilities to banks and others	(785,079)	(956,230)
Debt, net	(116,584)	(316,022)
Total balance sheet	4,479,636	4,035,232
Ratio of debt to total balance sheet	17.5%	23.7%
Ratio of net debt to balance sheet	2.6%	7.8%
Total equity	1,144,327	1,107,472
Ratio of equity to total balance sheet	25.5%	27.4%

Note 18: Share-based payment

A.	Expense recognized in the financial statements

The expense recognized in the financial statements for services received from employees is presented in the table below (NIS thousands):

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Equity-settled share-based payment plans	18,026	16,106	1,330

Share-based payment transactions granted by the Company to its employees are described below.

B.	Existing share-based payment plans at the Company

1)	Grant of Restricted Stock Units (RSUs) and Restricted Shares (RSs) to the CEO of the Company

On 16 January 2018, the Company’s engagement in a management services agreement with Revava Management Ltd., through which Mr. Moti Gutman provided CEO services to the Company until 31 December 2022, was approved. Under the agreement, among other things, Mr. Gutman was granted 256,890 Restricted Stock Units (RSUs), which may be converted into 256,890 ordinary shares of the Company with no exercise price. The RSUs vested into shares in five equal tranches of 51,378 RSUs each on 31 December of each year of the agreement, but not prior to the publication date of the Company’s financial statements for the preceding year, and subject to certain conditions. In 2022, 51,378 RSUs vested and were sold. As of the reporting date, all share units under this plan have been exercised.

Consolidated Financial Statements 56

Note 18: Share-based payment (Cont.)

On 28 December 2022, the Company entered into a new employment agreement with Mr. Gutman for a period of 5 years, from 1 January 2023 to 31 December 2027. Pursuant to the new agreement, on 1 February 2023 the Company granted Mr. Gutman, at no cost, 375,000 Restricted Shares (RSs), which are held in trust by a trustee. The RSs will vest into shares in four annual tranches starting on 31 December 2024, such that 40% will vest on 31 December 2024, and the remainder in equal portions each year thereafter through 31 December 2027, but in any case, not prior to the publication date of the Company’s annual financial statements for the preceding year.

2)	Grant of options to executives

On 1 January 2019, the Company’s Board of Directors, following approval by the Compensation Committee, approved the grant of 1,440,000 options exercisable for up to 1,440,000 ordinary shares of NIS 1 par value each, at no cost, to 20 office holders and senior employees of the Company or of its controlled entities. The exercise price at the grant date was NIS 41.7. The price is subject to adjustments, including when distributing a dividend.

Pursuant to the terms of the plan, upon actual exercise, shares will be allocated in an amount reflecting only the value of the benefit embedded in the options (“net exercise mechanism”). The expected life of the options is 5 years from the grant date.

On 12 February 2019, the General Meeting approved, following the approvals of the Compensation Committee and the Company’s Board of Directors, the grant of 80,000 options exercisable for up to 80,000 ordinary shares of NIS 1 par value each, at no cost, to the Company’s former President and Vice Chairman of the Board. The exercise price of the option at the grant date was NIS 43.16. The price is subject to adjustments, including when distributing a dividend.

As of the reporting date, all options under the plan have been exercised.

On 12 March 2023, the Company’s Board of Directors, following approval by the Compensation Committee, approved the grant of 920,000 options exercisable for up to 920,000 ordinary shares of NIS 1 par value each, at no cost, to 18 office holders and senior employees of the Company or of its controlled entities. Within the termination of the employment of an officer, 45,000 options were forfeited before they vested. The exercise price for the options at the time they were granted was NIS 71.25. The exercise price is subject to adjustments, including when distributing a dividend. Half of the options will vest on 12 March 2025, one quarter of the remaining options will vest on 12 March 2026, and the balance will vest on 12 March 2027. The term of the options is five years from the date of grant. The fair value of the options is estimated on the grant date at NIS 22.38 per option, based on a risk-free interest rate ranging from 3.34% to 4.53%, an early exercise factor of 130%, and expected volatility of 31%.

Consolidated Financial Statements 57

Note 18: Share-based payment (Cont.)

On 9 August 2023, the Company’s Board of Directors, following approval by the Compensation Committee, approved the grant of 45,000 options exercisable for up to 45,000 ordinary shares of NIS 1 par value each to an office holder. The exercise price at the grant date was NIS 73.73. The exercise price is subject to adjustments, including when distributing a dividend. Half of the options will vest on 10 August 2025, one quarter of the remaining options will vest on 10 August 2026, and the balance will vest on 10 August 2027. The term of the options is five years from the date of grant. The fair value of the options is estimated on the grant date at NIS 24.4 per option, based on a risk-free interest rate ranging from 3.34% to 4.53%, an early exercise factor of 130%, and expected volatility of 31%.

On 15 May 2024, the Company’s Board of Directors, following approval by the Compensation Committee, approved the grant of 20,000 additional options exercisable for up to 20,000 ordinary shares of NIS 1 par value each, to an office holder. The exercise price for the options at the time they were granted was NIS 78.55. The exercise price is subject to adjustments, including when distributing a dividend. Half of the options will be vested on 15 May 2026, a quarter of the remaining options will be vested on 15 May 2027, and the rest will be vested on 15 May 2028. The term of the options is four years from the date of grant. The fair value of the options is estimated on the grant date at NIS 19.05 per option.

C.	Movement during the year (NIS thousands)

The table below presents the number of share options, the weighted average exercise price, and the changes in employee stock option plans during the current year:

	Number of options 2024	Weighted average exercise price 2024	Number of options 2023	Weighted average exercise price 2023	Number of options 2022	Weighted average exercise price 2022
Balance of options and RSU(RS) at the beginning of the year	1,295,000	49.34	398,878	36.49	862,756	35.5
Options granted during the year	20,000	76.1	1,340,000	50.70	-	-
Options forfeited during the year	-	-	(45,000)	69.26	(12,500)	35.48
Options and RSU exercised during the year	-	-	(398,878)	26.97	(451,378)	31.54
Balance of options and RSU(RS) at year-end	1,315,000	47.18	1,295,000	49.34	398,878	36.49
RSU exercisable within 12 months from the report date	150,000	-	-	-	51,378	-

On 1 January 2023, all outstanding options held by executives as of 31 December 2022 were exercised.

Consolidated Financial Statements 58

Note 19: Debentures

a.	Issuance of Debentures (Series B)

On 18 September 2022, the Company issued Debentures (Series B) in a total principal amount of NIS 295,249 thousand, for net proceeds (after deducting fees and direct issuance costs) of NIS 293 million. The principal of the Debentures (Series B) will be repaid in 14 equal semi-annual installments, payable on February 1 and August 1 of each year, starting on 1 August 2023 and through 1 February 2030. The debentures bear annual interest at a rate of 4.1%, payable semi-annually on February 1 and August 1 of each year, from 1 February 2023 through 1 February 2030. The debentures are unsecured, and neither the principal nor the interest is linked to any index or currency.

On 4 December 2022, the Company carried out an issuance of Debentures (Series B) by way of an expansion of the series, in a total principal amount of NIS 180,366 thousand, for net proceeds of NIS 178.4 million.

As of the reporting date, the outstanding interest payable on the debentures amounts to NIS 6,875 thousand.

1)	Covenants the breach of which will grant the holders the right to call for immediate repayment of the Debentures:

As part of the issuance of Debentures (Series B), the Company undertook that, for as long as the debentures have not been fully repaid, it will comply with the following financial covenants:

o	The ratio of consolidated net financial debt to total assets, based on the Company’s consolidated financial statements, will not exceed 45% for a period of two consecutive quarters.

o	The ratio of consolidated net financial debt to adjusted EBITDA, based on the Company’s consolidated financial statements, will not exceed 5 for a period of two consecutive quarters.

o	The Company’s equity, based on its consolidated financial statements, will not be less than NIS 275 million for a period of two consecutive quarters.

For this purpose, it is clarified that the highlighted terms mentioned above are defined in the deed of trust for the Debentures (Series B) in accordance with the characteristics of the Company.

As of the report date, the Company is in compliance with the financial covenants.

It should be noted that the deed of trust for the Debentures (Series B) sets forth covenants, the breach of which will result in interest rate compensation, covenants relating to the restriction on dividend distribution, and an interest adjustment mechanism in the event of a credit rating downgrade.

Consolidated Financial Statements 59

Note 19: Debentures (Cont.)

a.	Issuance of Debentures (Series B) - Continued

2)	Main events of default entitling immediate repayment of the debentures:

The Debentures (Series B) include events of default entitling immediate repayment of the debentures, provided that the cure period set for remedying such events (as specified in the terms of the debentures) has elapsed. The main events are as follows:

o	Failure to comply with the financial covenants triggering immediate repayment, as detailed above.

o	If control (as defined in Section 268 of the Companies Law) of the Company is transferred, unless there is no downgrade in the rating of the Debentures (Series B) relative to the lower of: the rating at the time of issuance or the rating prior to the change of control.

o	If the debentures are rated below BBB negative.

o	A material changes in the Company’s core business such that the Company’s principal activity (based on the asset test) is no longer in the areas of activity in which the Company was engaged at the time of the issuance.

o	Another series of the Company’s traded debentures is called for immediate repayment not at the Company’s initiative, or one or more non-traded debenture series or one or more loans, with an outstanding balance at the time of the acceleration exceeding NIS 275 million, is called for immediate repayment and such demand is not revoked or repaid within 30 days.

o	Other customary events of default entitling immediate repayment of debentures, such as liquidation, receivership, cessation of rating, suspension of trading, etc.

b.	Carrying amount versus fair value (NIS thousands)

Balance of Book Value December 31, 2024	Fair Value December 31, 2024
376,768	373,888

c.	The following are the maturity dates of the debentures as of 31 December 2024:

31 December 2024
First year (current maturities)	81,341
Second year	75,197
Third year	69,433
Fourth year	64,017
Fifth year and thereafter	86,780
376,768

Consolidated Financial Statements 60

Note 20: Financial Instruments

A.	Classification of financial assets and financial liabilities (NIS thousands)

The classification of financial assets and financial liabilities in the balance sheet into categories of financial instruments in accordance with IFRS 9 is presented below:

	December 31, 2024	December 31, 2023
Financial assets
Financial assets at fair value through profit or loss:
Financial assets	17,105	16,758
Trade receivables and other receivables*	1,934,982	1,685,482
Financial liabilities
Financial liabilities measured at amortized cost	2,727,782	2,483,624
Financial liabilities at fair value through profit or loss:	125,687	91,907

(*) Their amortized cost represents a reasonable approximation of their fair value.

B.	Financial Risk Factors

The Group’s activities expose it to various financial risks, such as market risk (including currency risk, fair value interest rate risk, and price risk), credit risk, liquidity risk, and cash flow interest rate risk. The Group’s overall risk management plan focuses on actions to restrict to a minimum potential negative impact on the Group's financial performance.

The Board of Directors has not established a specific policy for certain financial risk exposures; however, the Group’s Finance Department, headed by the Chief Financial Officer, identifies, assesses, and manages financial risks such as credit risk, foreign exchange risk, and interest rate risk (including the use of derivative and non-derivative financial instruments and the investment of excess liquidity).

1)	Market Risks

a.	Foreign Currency Risk

Foreign exchange risk arises from transactions, recognized assets, and recognized liabilities that are denominated in a foreign currency other than the functional currency, as well as from net investments in foreign operations.

The Group’s policy is to enable its entities to settle obligations denominated in their functional currency (primarily NIS) using the cash flows generated from each entity’s operations. When Group entities have obligations denominated in a currency other than their functional currency (and the entity does not have sufficient cash balances in that currency to settle the obligation), the Group, where possible, transfers cash balances in that currency from one entity to another within the Group.

Consolidated Financial Statements 61

Note 20: Financial Instruments (Cont.)

The Software Product Marketing and implementation segment and the Cloud and Computing Infrastructures segment, are exposed to currency risk in connection with purchases from suppliers located in the US, on an ongoing basis and in the ordinary course of the Company’s business. In addition, the Company has engagements in service delivery and development projects with foreign customers, which are denominated in U.S. dollars. The impact of exchange rate fluctuations on the balance of U.S. dollar-denominated liabilities is offset by the balance of U.S. dollar-denominated assets. In addition, the Group evaluates and enters into hedging transactions to protect against foreign currency exposure (as of the reporting date, in volumes that are not material relative to the overall scale of the Company’s operations).

As of the report date, the Group had a net asset balance denominated in U.S. dollars in the amount of NIS 140,030 thousand (NIS 217,127 thousand in 2023). This includes an investment in foreign operations, whose net financial assets are exposed to potential changes in the U.S. dollar exchange rate. The foreign currency exposure arising from the net financial assets of the U.S. foreign operations, is also managed mainly by the Chief Financial Officer.

b)	Interest rate risk

The Group’s interest rate risk arises primarily from long-term loans received. Loans bearing variable interest rates (including on-call loans and commercial paper) expose the Group to cash flow interest rate risk. Most of the long-term loans obtained by the Company in recent years, including the Debentures (Series B) issued by the Company in 2022, bear fixed interest rates, thereby reducing the Group’s exposure to interest rate fluctuations.

The following are details regarding the type of interest applicable to the Group’s interest-bearing financial instruments, including lease liabilities (NIS thousands):

	December 31, 2024	December 31, 2023
Fixed-rate instruments
Financial liabilities	(857,888)	(947,967)
Variable-rate instruments
Financial liabilities	(300,000)	(224,019)

Consolidated Financial Statements 62

Note 20: Financial Instruments (Cont.)

2)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to meet its obligation. Credit risk arises primarily from the Group’s customers as well as from investments in corporate bonds.

a)	Trade receivables

Before accepting new customers, the Group performs a credit check through a reliable external source. Based on this information, payment terms and credit limits are determined and approved according to the size of the customer. Credit limit overruns are approved (in accordance with procedures) based on the extent of the requested overrun and the Company’s past experience with the respective customer. Customers who consistently fail to meet the payment terms are required to pay in advance for additional purchases until their credit rating can be reassessed.

Impairment assessment is performed at each reporting date on a specific basis.

B)	Investment in cash and cash equivalents

The Company holds cash and cash equivalents, short-term and long-term investments, and other financial instruments with various financial institutions. Pursuant to the Company's policies, the relative credit stability of the various financial institutions is evaluated on a regular basis.

As of December 31, 2024, cash and cash equivalents amounted to NIS 668,495 thousand (NIS 640,208 thousand in 2023).

3)	Liquidity risk

Liquidity risks arise from the management of the Group’s working capital, as well as from financial expenses and principal repayments of the Group’s debt instruments. Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations as they become due.

The Group’s policy is to ensure that the cash held is always sufficient to cover obligations as they fall due. To achieve this objective, the Group seeks to maintain cash balances (or appropriate credit lines) sufficient to meet expected requirements. The Company finances business combinations through long-term loans with an average term of 3 to 6 years and through proceeds from the issuance of debentures.

The Company has an issuer rating of Aa3 with a stable rating outlook.

The Company estimates that it will have sufficient liquid resources to cover all of its obligations under reasonable assumptions.

Consolidated Financial Statements 63

Note 20: Financial Instruments (Cont.)

The table below presents an analysis of the expected maturity dates of financial liabilities.

December 31, 2024 (NIS thousands):

	First year	Second year	Third year	Fourth year	Fifth year and thereafter	Total
Trade payable	926,753	-	-	-	-	926,753
Other payable	132,146	-	-	-	-	132,146
Employees and payroll accruals	510,995	-	-	-	-	510,995
Loans from banks and other credit providers(*)	388,640	17,167	2,504	-	-	408,311
Lease liabilities	115,574	75,146	39,226	24,351	118,512	372,809
Debentures	81,341	75,197	69,433	64,017	86,780	376,768
	2,155,449	167,510	111,163	88,368	205,292	2,727,782

December 31, 2023 (NIS thousands):

	First year	Second year	Third year	Fourth year	Fifth year and thereafter	Total
Trade payable	784,599	-	-	-	-	784,599
Other payable	79,529	-	-	-	-	79,529
Employees and payroll accruals	447,510	-	-	-	-	447,510
Loans from banks and other credit providers(*)	403,694	88,349	17,167	2,514	-	511,724
Lease liabilities	109,448	78,701	27,607	-	-	215,756
Debentures	84,080	77,813	71,935	66,416	144,262	444,506
	1,908,860	244,863	116,709	68,930	144,262	2,483,624

The above table does not include liabilities in respect of PUT options granted to non-controlling interest holders and liabilities related to the acquisition of operations.

(*)	As part of the short-term maturities (first year), commercial papers are included, which may be redeemed by the holders at any time and, according to their terms, will reach final maturity in February 2030.

Consolidated Financial Statements 64

Note 20: Financial Instruments (Cont.)

C.	Fair value

Non-marketable short-term interest-bearing assets and liabilities with a fixed maturity date	-

Their carrying amount reflects their fair value as of the report date, since the average interest rate applicable to them does not differ materially from the market interest rate for similar items as of the report date.

Assets and liabilities with no fixed maturity date	-	The fair value is determined based on the amount payable on demand as of the report date.
Variable interest rate assets and liabilities	-	The fair value of variable interest rate assets and liabilities that are not subject to significant credit risk is based on their book value.
Long-term fixed-rate loans	-	The fair value of long-term fixed-rate loans is based on the present value of future cash flows, discounted at an interest rate applicable to similar loans with comparable characteristics.
Liabilities for options to holders of non-controlling interests	-	The fair value is based on the market price. In the absence of a market price, the fair value is based on economic models.
Guarantees and loan commitments	-	The fair value is based on the payment required as of the report date to enter into similar agreements, taking into account the remaining term of the agreement and the creditworthiness of the parties to the contract.

The balances in the financial statements for cash and cash equivalents, short-term investments, trade receivables, other receivables and debit balances, short-term loans granted, credit from banking corporations and others, liabilities to suppliers and service providers, and payables and credit balances, correspond to or approximate their fair value.

Consolidated Financial Statements 65

Note 20: Financial Instruments (Cont.)

D.	Classification of financial instruments according to fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are classified into groups with similar characteristics, according to the fair value hierarchy as follows, which is determined based on the source of the data used in measuring fair value:

Level 1: Quoted prices (without adjustments) in the active market for identical assets or liabilities.

Level 2: Inputs, other than quoted prices, included within Level 1 that are directly or indirectly observable.

Level 3: Inputs that are not based on observable market data (valuation techniques that do not use observable market inputs).

Financial assets measured at fair value (NIS thousands)

	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss:
Investment in an investee company	-	-	17,105
	-	-	17,105

31 December 2024

Financial liabilities measured at fair value (NIS thousands)

	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss:
Liabilities for put options for non-controlling interests	-	-	107,072
Liabilities in respect of business combinations	-	-	18,615
	-	-	125,687

31 December 2023

Financial liabilities measured at fair value (NIS thousands)

	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss:
Liabilities for put options for non-controlling interests	-	-	88,136
Liabilities in respect of business combinations	-	-	3,771
	-	-	91,907

Consolidated Financial Statements 66

Note 20: Financial Instruments (Cont.)

E.	Sensitivity tests for changes in market factors (NIS thousands)

	December 31, 2024	December 31, 2023
Sensitivity test for changes in interest rates
Gain (loss) from the change
An increase of 1% in interest rates	(3,000)	(2,240)
A decrease of 1% in interest rates	3,000	2,240

	December 31, 2024	December 31, 2023
Sensitivity test to changes in the US dollar exchange rate
Gain (loss) from the change
A 5% increase in exchange rates	7,002	10,856
A 5% decrease in exchange rates	(7,002)	(10,856)

Sensitivity tests and principal working assumptions

The selected changes in the relevant risk variables were determined based on management's assessments as to reasonable possible changes in these risk variables.

The Company performed sensitivity tests of principal market risk factors that are liable to affect reported operating results or financial position. The sensitivity tests present the profit or loss and/or the change in equity (before tax) in respect of each financial instrument for the relevant risk variable that was selected for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the functional currency and assuming that all of the other variables were constant.

Regarding long-term fixed-rate loans (including debentures), the Group is not exposed to interest rate risk.

For long-term variable-rate loans, the sensitivity test for interest rate risk was performed only on the variable interest component.

Consolidated Financial Statements 67

Note 20: Financial instruments (Cont.)

F.	Changes in liabilities from financial activities - 2024

	Balance at January 1, 2024	Receipt	Repayment	Effect of changes in exchange rates	Effect of changes in fair value	Distribution of dividends to non-controlling interests	Consolidation	Other changes	Balance at December 31, 2024
Short-term loans and loans from other credit providers	224,019	100,000	(24,019)	-	-	-	-	-	300,000
Long-term loans (including current maturities)	287,705	-	(179,003)	-	-	-	-	(391)	108,311
Debentures	444,506	-	(67,918)	-	-	-	-	180	376,768
Liabilities for put options for non-controlling interests	88,136	-	(1,124)	-	15,321	(17,505)	-	22,244	107,072
Liabilities in respect of business combinations	3,771	-	(11,561)	-	(1,741)	-	28,146	-	18,615
Lease liabilities	215,756	-	(129,435)	5	-	-	-	286,483	372,809
Total liabilities deriving from financial activities	1,263,893	100,000	(413,060)	5	13,580	(17,505)	28,146	308,516	1,283,575

Consolidated Financial Statements 68

Note 20: Financial instruments (Cont.)

F.	Changes in liabilities from financial activities - 2023

	Balance at January 1, 2023	Receipt	Repayment	Net	Effect of changes in exchange rates	Effect of changes in fair value	Distribution of dividends to non-controlling interests	Consolidation	Other changes	Balance at December 31, 2023
Short-term loans and other credit providers	234,564	-	-	(35,626)	-	-	-	25,081	-	224,019
Long-term loans (including current maturities)	511,415	-	(223,175)	-	-	-	-	-	(535)	287,705
Debentures	475,181	-	(33,959)	-	-	-	-	-	3,284	444,506
Liabilities for put options for non-controlling interests	100,545	-	(29,352)	-	-	10,175	(15,929)	26,104	(3,407)	88,136
Liabilities in respect of business combinations	24,151	-	(15,211)	-	27	(348)	-	-	(4,848)	3,771
Lease liabilities	181,610	-	(137,896)	-	-	-	-	-	172,042	215,756
Total liabilities deriving from financial activities	1,527,466	-	(439,593)	(35,626)	27	9,827	(15,929)	51,185	166,536	1,263,893

Consolidated Financial Statements 69

Note 21: Additional Details on the Statements of Comprehensive Income

A.	Revenues (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
IT Solutions and Services, Consulting, and Management in Israel*	3,227,608	3,028,576	2,642,988
IT Solutions and Services in the US	460,024	478,380	434,273
Marketing and Support of Software Products	425,971	294,236	249,855
Cloud and Computing Infrastructures	1,465,935	1,430,913	1,345,573
	5,579,538	5,232,105	4,672,689

*The comparative figures have been restated due to the presentation of the training and implementation activity under the segment of IT Solutions and Services, Consulting, and Management in Israel, starting from the 2024 financial statements. See Note 24 for details.

B.	Cost of revenues and services (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Purchases	1,292,997	1,308,980	1,105,177
Wages and related expenses	2,596,741	2,410,043	2,263,798
Subcontractors	573,348	523,870	451,850
Depreciation and amortization	120,491	128,431	102,431
Motor vehicles	53,621	50,186	49,435
Maintenance and other expenses	65,118	74,178	75,053
	4,702,316	4,495,688	4,047,744
Decrease (increase) in inventories	44,228	(27,763)	(47,062)
	4,746,544	4,467,925	4,000,682

Consolidated Financial Statements 70

Note 21: Additional Details on the Statements of Comprehensive Income (Cont.)

C.	Selling and marketing expenses (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Wages and related expenses	134,274	124,775	101,895
Amortization	22,168	26,720	20,617
Advertising and marketing	23,183	22,680	26,875
Subcontractors	5,219	6,725	7,042
Other expenses	11,387	8,798	9,817
	196,231	189,698	166,246

D.	General and administrative expenses (NIS thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Wages and related expenses	116,788	109,588	90,545
Depreciation and amortization	44,151	48,468	39,177
Doubtful accounts and bad debts	3,281	4,135	3,329
Capital gain from disposal of property, plant, and equipment	(301)	(322)	(197)
Other expenses	22,770	19,194	22,419
	186,689	181,063	155,273

Consolidated Financial Statements 71

Note 21: Additional Details on the Statements of Comprehensive Income (Cont.)

E.	Financial income and expenses (NIS thousands)

Composition

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Financial expenses
Interest and commission expenses	45,526	54,035	31,248
Net foreign exchange differences	14,321	1,403	-
Expenses related to a liability in connection with the acquisition of operations and the revaluation of PUT options	15,522	11,965	12,987
Expenses related to lease and actuarial obligation	11,587	15,335	6,566
	86,956	82,738	50,801
Financial income
Interest income	20,084	14,505	2,272
Net foreign exchange gains	-	-	2,748
	20,084	14,505	5,020

Note 22: Net earnings per share (NIS thousands)

The following are the net profit data and the par value of the shares taken into account for the calculation of basic and fully diluted earnings per ordinary share of NIS 1 par value, as well as the adjustments made for the computation of basic and diluted earnings per share:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Calculation of base net earnings per share
Net income attributable to equity holders of the company	272,422	227,333	334,669
Weighted number of shares	63,522,076	63,477,904	62,878,758
Base net earnings per share	4.29	3.58	5.32
Calculation of diluted net earnings per share
Net income attributable to equity holders of the company	272,422	227,333	334,669
Weighted average number of shares for the purpose of calculating base net earnings per share	63,522,076	63,477,904	62,878,758
Effect of dilutive potential ordinary shares	-	44,172	282,431
Adjusted weighted average number of shares	63,522,076	63,522,076	63,131,189
Diluted net earnings per share	4.29	3.58	5.30

Consolidated Financial Statements 72

Note 23: Interested and related parties

A.	Balances

December 31, 2024 (NIS thousands)

	Note	The controlling shareholder and its subsidiaries
Trade receivables	5	16,963
Trade and other payables	11,12	615

December 31, 2023 (NIS thousands)

	Note	The controlling shareholder and its subsidiaries
Trade receivables	5	5,052
Trade and other payables	11,12	-

B.	Benefits to key management personnel

1. Compensation to key management personnel1 (NIS thousands)

	No. of key managers	NIS thousands	No. of key managers	NIS thousands	No. of key managers	NIS thousands
	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
Share-based payment[2]	18	8,286	18	6,339	20	841

1 Without the CEO of the Company. For details regarding compensation to the CEO of the Company, see subsection (2) below.

2 See also Note 18.

Consolidated Financial Statements 73

Note 23: Interested and related parties (Cont.)

2. Salary and benefits to related parties (NIS thousands)

	No. of key managers	NIS thousands	No. of key managers	NIS thousands	No. of key managers	NIS thousands
	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
Salaries and related expenses paid to executives	1	23,664	1	21,384	1	17,036
Remuneration for services of a director on behalf of the controlling shareholder	1	107	1	98	1	114
Remuneration for services of independent directors	54	744	3	451	3	520

C.	Transactions with related parties and interested parties

1.	Immaterial transactions

According to the Company’s procedures, an immaterial transaction is a transaction conducted in the ordinary course of the Company’s business and under market conditions (as determined by comparison to similar transactions between the Company and unrelated parties), and, in the absence of any exceptional qualitative indicator, its financial scope, based on the relevant benchmark for the transaction, is less than 0.5% Such immaterial transactions are approved by the party responsible for the transaction, following a review by the Legal Counsel or the Internal Compliance Officer. During the reporting period, immaterial transactions of the following types were entered into and/or in effect: sale and purchase of software and hardware products, and provision and receipt of various information technology services (such as hardware, training, cloud, development, and testing).

2.	Non-exceptional transactions

A transaction that is not an "exceptional transaction" with a controlling shareholder or in which a controlling shareholder has a personal interest is submitted for classification and approval by the Audit Committee, unless it has been approved pursuant to the procedure titled "Criteria and Procedure for Approval of Non-Exceptional Transactions with Interested Parties".

Consolidated Financial Statements 74

Note 23: Interested and related parties (Cont.)

Pursuant to this procedure, it is possible to approve an engagement for the purchase or sale of a product or service with an interested party in the Company or with another party in which the interested party has a personal interest, conducted in the ordinary course of the Company's business (including companies under the Company’s control), which, in the absence of special qualitative considerations arising from the overall circumstances, will be deemed a non-material transaction, provided that the relevant benchmarks calculated for the transaction do not exceed 5% ("Materiality Presumption"). For each transaction subject to a materiality assessment, one or more of the relevant benchmarks for the transaction will be calculated based on the relevant figure in the most recent annual financial statements. In accordance with the procedure, such transactions are approved based on a comparison to the terms of similar transactions entered into by the Company with unrelated parties.

Such transactions are approved by the Internal Compliance Officer or the CEO of the Company, following a review by the Legal Counsel or the Internal Compliance Officer.

For the purpose of monitoring the implementation of the procedure, a summary report of all transactions approved pursuant to the provisions of the said procedures is submitted to the Audit Committee for review once every six months. In addition, once a year the Audit Committee holds a discussion regarding the need to update the benchmarks for the approval of non-exceptional transactions and the appendix of criteria for classifying an engagement as an immaterial transaction as described above. On 6 March 2025, the Audit Committee held a discussion on the matter, during which it reviewed the summary report and found no deviation from the provisions of the procedure, and also approved the said procedures.

During 2024, the Company entered into transactions with the controlling shareholder and its subsidiaries, in a total amount of NIS 48,690 thousand (commercial transactions in the ordinary course of business), all of which constitute immaterial transactions.

No exceptional transactions with the controlling shareholder or its subsidiaries were conducted during the year.

Consolidated Financial Statements 75

Note 23: Interested and related parties (Cont.)

Year ended December 31, 2024 (NIS thousands)

	Interested parties who are not controlling shareholders[1]	The controlling shareholder and its subsidiaries[2]
Training services	1,187	80
Cloud services	21	15,207
Development and testing services	67,951	5,874
Software products	13,365	2,092
Infrastructure (hardware)	18,276	22,418
Rent	-	46
Procurement of development services	-	1,976
Procurement of maintenance	-	98
Procurement of infrastructure	-	852
Procurement of training services	-	47

1 Migdal, Harel, and Phoenix.

2 Formula, Sapiens and its companies, Magic and its companies, Zap Michpal, Unique, Shamrad, TSG and Horizon Aerial Photography.

Year ended December 31, 2023 (NIS thousands)

	Interested parties who are not controlling shareholders[1]	The controlling shareholder and its subsidiaries[2]
Training services	767	59
Cloud services	104	11,646
Development and testing services	1,874	2,164
Software products	11,461	1,643
Infrastructure (hardware)	-	9,265
Rent	-	52
Call center services	-	-
Procurement of development services	14,308	996
Procurement of maintenance	-	17
Procurement of consulting services	-	-

1 Migdal, Meitav

2 Formula, Sapiens and companies owned by it, Magic and companies owned by it

Consolidated Financial Statements 76

Note 23: Interested and related parties (Cont.)

For the year ended 31 December 2022 (NIS thousands)

	Interested parties who are not controlling shareholders	The controlling shareholder and its subsidiaries
Training services	898	345
Cloud services	76	8,856
Development and testing services	23,252	3,532
Software products	3,825	1,661
Infrastructure (hardware)	-	6,689
Rent	-	28
Call center services	-	-
Procurement of development services	3,511	(4,037)
Procurement of maintenance	-	(22)
Procurement of consulting services	-	(32)

Note 24: Operating segments

a.	General

The operating segments are based on information that is reviewed by the chief operating decision maker (CODM) for the allocation of resources and assessment of performance. Accordingly, for management purposes, the Group is organized into operating segments based on the character of the products and services and on the geographic location of the business units.

The Company operates directly and through its subsidiaries, and it has the following operating segments:

IT Solutions and Services, Consulting, and Management in Israel;

IT Solutions and Services in the US;

Cloud and Computing Infrastructures;

Marketing and Support of Software Products.

As of the 2024 financial statements, the Company presents the training and implementation activity, which was presented in the past as a separate operating segment, and constituted approximately 3.4% and 2.9% of the Company’s total revenues and operating income in 2023, as part of the IT, Consulting, and Management Solutions in Israel segment. This is due to changes in the economic environment and, accordingly, changes in the activity mix within the training and implementation segment, such that the economic characteristics, nature of services, and types of clients in the training and implementation segment are similar to those of the Information Technology Solutions and Services, Consulting, and Management segment in Israel.

The comparative figures were restated in order to reflect the change in the structure of the Company's operating segments.

The segment’s results are measured based on operating income, as reviewed by the CODM.

Consolidated Financial Statements 77

Note 24: Operating segments (Cont.)

The following is a breakdown of the activities included in each of the operating segments:

IT Solutions and Services, Consulting, and Management in Israel;

This activity includes a wide range of technological and other solutions and services in the areas of enterprise core systems, Data and AI, cybersecurity, digital solutions, and more. As part of these solutions, the Company is engaged in the development of large-scale technological systems and the provision of related services; execution of IT and software integration projects; development of operational solutions and C4ISR systems for defense entities in Israel and abroad; outsourcing services and professional services by experts and consultants; offshore/nearshore services; BPO and call center services; software project management; software development; software and QA testing; enhancement and upgrading of existing technological systems; as well as the provision of training and implementation services. In addition, this activity includes management consulting and multidisciplinary engineering and operational consulting services, including supervision of complex engineering projects, particularly infrastructure projects in the transportation sector.

IT Solutions and Services in the US

This activity is carried out through two arms – Matrix US Holding and XTIVIA – each of which holds several subsidiaries in the US.
The activity includes the provision of solutions and expert services in the field of GRC – Government Risk & Compliance, fraud prevention, cyber risk, and anti-money laundering, as well as specialized advisory services in this field and specialized IT services for the healthcare sector.

This area of activity also includes the provision of specialized technological solutions and services in the fields of portals, BI, CRM, DBA, and EIM; dedicated solutions for the U.S. Government Contracting market; distribution and marketing services for software products; and the provision of professional services and offshore solutions, including through employees at the Company’s operational centers in India. The activity also includes professional services and projects carried out by experts from across the Matrix group, serving as a gateway to the business model of exporting the Company’s services and products to the US.

Marketing and Support of Software Products;

This activity primarily includes the sale and distribution of software products (mainly from foreign software manufacturers) across various fields, such as control and monitoring products, cybersecurity, communication solutions, virtualization, knowledge management products, databases and Big Data, open-source systems, and IT management products. It also includes providing professional support services for these products, as well as implementation projects, training, support, and maintenance for integrated products and systems.

Consolidated Financial Statements 78

Note 24: Operating segments (Cont.)

Cloud and Computing Infrastructures

The Company's activity in this field primarily includes providing a wide range of cloud solutions and services, including sales, service, and support for public cloud (PaaS, SaaS, IaaS) and private cloud at all implementation stages - consulting, architecture, development, deployment, environment management, and support - as well as advanced FinOps services (through the Company's specialized business unit, CloudZone). It also includes computing solutions for IT infrastructure, communication solutions, marketing and sales of hardware, software licenses, and peripheral equipment for business customers, along with related professional services. Additionally, the Company offers multimedia solutions and command-and-control centers for smart offices, office automation and printing solutions, sales and marketing of test and measurement equipment, communication, cybersecurity, and RF solutions, automation projects and integration, advanced calibration services, and industrial video and image processing solutions (through RDT Equipment and Systems and Asio Vision). Furthermore, the Company is engaged in the import, revenues, and service of automated manufacturing machines for component assembly and automated testing machines for assembly processes and components in production lines across various industries, including industrial, medical, military, laser, and sensor applications for civilian and defense purposes, as well as optical communication systems and automotive radar systems.

b.	Geographic knowledge (NIS thousands)

Revenue reported in the financial statements were generated in the Company's country of residence (Israel) and outside thereof, based on the location of the customers, as follows:

	For the year ended 31 December 2024	For the year ended 31 December 2023	For the year ended 31 December 2022
Israel	5,089,923	4,647,634	4,171,903
Abroad	489,615	584,471	500,786
	5,579,538	5,232,105	4,672,689

Balances in the financial statements of fixed assets (property, plant, and equipment, right-of-use assets, and intangible assets) by country of domicile (Israel) and abroad, based on the location of the assets (NIS thousands):

	31 December 2024	31 December 2023
Israel	1,225,603	1,038,929
Abroad	291,829	287,596
	1,517,432	1,326,525

Consolidated Financial Statements 79

Note 24: Operating segments (Cont.)

c.	Report on operating segments

For the year ended 31 December 2024 (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total

Revenues from non-related parties	3,227,608	425,971	1,465,935	460,024	-	5,579,538
Intersegmental revenues	109,659	30,794	49,996	915	(191,364)	-
Total revenues	3,337,267	456,765	1,515,931	460,939	(191,364)	5,579,538

Segmental operating results	250,113	45,364	106,405	66,865	(18,673)	450,074
Financial expenses						(86,956)
Financial income						20,084
Taxes on income						(94,978)
Net income						288,224

Additional information
Cost of revenues	2,893,978	374,515	1,357,891	311,524	(191,364)	4,746,544
Depreciation and amortization	148,210	6,640	26,997	4,964	-	186,811

Consolidated Financial Statements 80

Note 24: Operating segments (Cont.)

For the year ended 31 December 2023 (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total

Revenues from non-related parties	3,028,576	294,236	1,430,913	478,380	-	5,232,105
Intersegmental revenues	90,917	35,491	83,106	8,809	(218,323)	-
Total revenues	3,119,493	329,727	1,514,019	487,189	(218,323)	5,232,105

Segmental operating results	205,658	36,123	87,957	76,168	(12,487)	393,419
Financial expenses						(82,738)
Financial income						14,505
Taxes on income						(78,331)
Net income						246,855

Additional information
Cost of revenues	2,736,576	258,425	1,365,533	325,714	(218,323)	4,467,925
Depreciation and amortization	139,659	6,553	52,491	4,916	-	203,619

Consolidated Financial Statements 81

Note 24: Operating segments (Cont.)

For the year ended 31 December 2022 (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenues from non-related parties	2,642,988	249,855	1,345,573	434,273	-	4,672,689
Intersegmental revenues	73,343	21,174	81,843	628	(176,988)	-
Total revenues	2,716,331	271,029	1,427,416	434,901	(176,988)	4,672,689

Segmental operating results	199,214	24,200	76,607	60,228	(9,761)	350,488
Capital gain from realization of investment						150,059
Financial expenses						(50,801)
Financial income						5,020
Taxes on income						(100,285)
Net income						354,481

Additional information
Cost of revenues	2,342,656	231,278	1,296,887	306,849	(176,988)	4,000,682
Depreciation and amortization	128,464	3,531	25,573	4,657	-	162,225

Note 25: Events After the Balance Sheet Date

On 4 February 2025, the Company, through its subsidiary Matrix IT Systems Ltd., completed the acquisition of 70% of the share capital of Gav Systems Ltd. and Gav Expack Ltd. for a total of approximately NIS 45.5 million (including equity). Pursuant to the agreement, the Company and the seller hold a mutual option for the sale and purchase of the seller’s remaining shares to the Company. The Company provides professionalservices, primarily in the fields of computing and software development. Pursuant to the purchase agreement, the Company and the seller have a mutual option to sell and purchase the seller's remaining shares to the Company. The Company is expected to consolidate the operating results of Gav Systems in its financial statements as of the beginning of the first quarter of 2025.

Consolidated Financial Statements 82

Separate Financial Information pursuant to Regulation 9c Year ended 31.12.2024

The information contained in these financial separate statements published by the Company constitutes a convenience translation of the separate financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Special Report of the Independent Auditor on Separate Financial Information Pursuant to Regulation 9 c`		3
Financial Information from the Company’s Consolidated Statements of Financial Position attributable on a separate basis		4-5
Financial Information from the Company’s Consolidated Statements of Comprehensive Income attributable on a separate basis		6
Financial Information from the Consolidated Statements Cash Flows attributable on a separate basis		7
Financial Information from the Consolidated Statements Cash Flows attributable on a separate basis		8
A.	Balance of cash and cash equivalents attributed to the Company (without amounts in respect of controlled investees)	10
B.	Disclosure regarding the financial liabilities attributed to the Company (without amounts in respect of controlled investees)	10
C.	Disclosure regarding the balances of deferred tax assets and deferred tax liabilities attributable to the Company (excluding amounts related to subsidiaries), and disclosure regarding tax income or tax expenses attributable to the Company (excluding amounts related to subsidiaries)	12
D.	Material engagements and transactions with related parties	14
E.	Contingent liabilities	15

Special report of the independent auditor on Separate Financial Information pursuant to Regulation 9C

To the Shareholders of Matrix IT Systems Ltd.

Re: Special Report of the Independent Auditor

on Separate Financial Information in accordance with Regulation 9C to the Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the Separate Financial Information disclosed in accordance with Regulation 9C to the Securities Regulations (Periodic and Immediate Reports), 1970 of Matrix IT Ltd. (hereinafter: the “Company”) as of 31 December 2024, and for the year then ended. The Separate Financial Information is the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on this Separate Financial Information based on our audit.

The Company's separate financial statements as of 31 December 2023 and for each of the two years then ended on that date were audited by previous auditors whose auditors' report on them dated 10 March 2024 included an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards in Israel. These standards require that we plan and perform the audit in order to obtain a reasonable degree of assurance that the Separate Financial Information does not contain material misstatement. An audit involves examining, on a test basis, evidence supporting the amounts and details included in the Separate Financial Information. An audit also involves examining the accounting principles used in preparing the Separate Financial Information and the significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall presentation of financial information. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the Separate Financial Information has been prepared, in all material respects, in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel Aviv,Israel 10 March 2025	Zif Haft Certified Public Accountants (Isr.) - BDO Member Firm

Matrix IT Ltd.

Financial Information from the Company’s Consolidated Statements of Financial Position attributable on a separate basis (NIS thousands)

	Additional information	December 31 2024	December 31 2023
Current assets
Cash and cash equivalents	A	4,727	50,556
Trade receivables		103,692	76,261
Related parties debit balances	D	91,663	85,075
Income tax receivable		12,594	13,336
Other receivables and debit balances		21,787	4,659
		234,463	229,887
Non-current assets
Balance in respect of i controlled investees, net		2,561,496	2,301,497
Capital notes granted to controlled investees		24,659	24,659
Right-of-use assets		178,504	5,493
Deferred taxes	C	6,053	*3,614
		2,770,712	2,335,263
		3,005,175	2,565,150

* Reclassification - The Company reclassified comparative figures to reflect offsetting between deferred tax assets and deferred tax liabilities for right-of-use assets and lease liabilities related to the same tax authority and the same taxable entity.

The additional information provided constitutes an integral part of the financial data and the separate financial information.

Matrix IT Ltd.

Financial Information from the Company’s Consolidated Statements of Financial Position attributable on a separate basis (NIS thousands)

	Additional information	December 31 2024	December 31 2023
Current liabilities
Credit from banks and other credit providers		300,000	206,007
Current maturities of debentures		81,341	84,080
Current maturities of lease liabilities		8,761	2,770
Trade payables		36,802	21,376
Employees and payroll accruals	B	36,964	35,040
Other accounts payable	B	68,514	24,190
Related parties credit balances	D	917,845	781,796
		1,450,227	1,155,259
Non-current liabilities
Debentures		295,427	360,426
Lease liabilities		170,627	-
Deferred taxes	C	-	*626
Employee benefit liabilities, net		161	252
		466,215	361,304
Equity attributable to Company shareholders
Share capital and capital reserves		380,099	382,606
Retained earnings		708,634	665,981
		1,088,733	1,048,587
		3,005,175	2,565,150

* Reclassification - The Company reclassified comparative figures to reflect offsetting between deferred tax assets and deferred tax liabilities for right-of-use assets and lease liabilities related to the same tax authority and the same taxable entity.

The additional information provided constitutes an integral part of the financial data and the separate financial information.

10 March 2025
Date of approval of the separate financial information	Guy Bernstein Chair of the Board of Directors	Moti Gutman Chief Executive Officer	Nevo Brenner Chief Financial Officer

Matrix IT Ltd.

Financial Information from the Company’s Consolidated Statements of Comprehensive Income attributable on a separate basis (NIS thousands)

	Additional information	Year ended December 31 2024	Year ended December 31 2023	Year ended December 31 2022
Revenues		197,122	170,455	232,472
Cost of revenues		61,815	52,054	130,941
Gross profit		135,307	118,401	101,531
Selling and marketing expenses		23,960	37,962	41,241
General and administrative expenses		54,965	43,267	24,164
Operating income		56,382	37,172	36,126
Financial expenses		61,382	40,324	26,756
Financial income		254	1,969	513
Company`s share of income of companies accounted for at equity, net		277,824	230,131	326,788
Income before taxes on income		273,078	228,948	336,671
Taxes on income	C	656	1,615	2,002
Net income attributable to the Company		272,422	227,333	334,669
Actuarial gains from defined benefit plans		2,722	3,280	8,923
Adjustments for translation of financial statements		(1,340)	11,252	35,669
Total comprehensive income attributable to the Company		273,804	241,865	379,261

The additional information provided constitutes an integral part of the financial data and the separate financial information.

Matrix IT Ltd.

Financial Information from the Consolidated Statements Cash Flows attributable on a separate basis to the Company (NIS thousands)

	Year ended December 31 2024	Year ended December 31 2023	Year ended December 31 2022
Cash Flows from operating activities:
Net income	272,422	227,333	334,669
Adjustments required to reconcile net income to net cash (used in)/provided by operating activities:
Adjustments to profit and loss items of the Company
Company`s share of income of companies accounted for at equity, net	(277,824)	(230,131)	(326,788)
Taxes on income	656	1,615	2,002
Depreciation and amortization	9,155	16,087	13,344
Changes in liabilities for employee benefits	(91)	(112)	(131)
Other financial expenses, net	30,384	33,200	6,142
Revaluation of long-term bank loans	(7)	(1)	(9)
Share based payment	18,026	16,106	1,330
	(219,701)	(163,236)	(304,110)
Changes in assets and liabilities items
Increase in trade receivables	(27,431)	(16,548)	(18,641)
Decrease (increase) in other receivables and prepaid expenses	(17,128)	(3,227)	3,685
Increase in trade payables	15,426	7,381	1,815
Increase (decrease) in accounts payable	(1,504)	11,418	6,835
Increase (decrease) in current balances with related parties, net	129,461	68,692	(58,394)
	98,824	67,716	(64,700)
Cash paid and received over the course of the year for:
Interest paid	(31,293)	(30,513)	(4,644)
Interest received	126	-	-
Taxes paid	(7,235)	(14,209)	(8,723)
Taxes received	3,746	163	1,043
	(34,656)	(44,559)	(12,324)
Net cash provided (used) by operating activities	116,889	87,254	(46,465)

The additional information provided constitutes an integral part of the financial data and the separate financial information.

Matrix IT Ltd.

Financial Information from the Consolidated Statements Cash Flows attributable on a separate basis to the Company (NIS thousands)

	Year ended December 31 2024	Year ended December 31 2023	Year ended December 31 2022
Cash flows from the Company’s financing activities
Short-term credit from banks and other credit providers, net	100,000	-	-
Repayment of lease liabilities	(5,500)	(18,135)	(14,971)
Repayment of long-term loans from banks and credit providers	(6,000)	(6,000)	(6,000)
Dividend distribution	(184,214)	(126,409)	(284,275)
Dividend distribution from subsidiary	-	5,821	-
Receipt in respect issuance of debentures	-	-	471,476
Repayment of debentures	(67,918)	(33,959)	-
Net cash provided/(used) in the Company’s financing activities	(163,682)	(178,682)	166,230
Translation differences for cash and cash equivalents	964	597	2,207
Increase (decrease) in cash and cash equivalents	(45,829)	(90,831)	121,972
Balance of cash and cash equivalents at beginning of year	50,556	141,387	19,415
Balance of cash and cash equivalents at end of year	4,727	50,556	141,387

Significant non-cash transactions
Dividend declared and not yet paid	48,277	-	-
Right-of-use asset recognized with corresponding lease liability	182,166	-	-

The additional information provided constitutes an integral part of the financial data and the separate financial information.

Matrix IT Ltd.

General

a.	Below is financial information from the Group's consolidated reports as of 31 December 2024, attributable to the Company (hereinafter referred to as the “Separate Financial Information”), presented in accordance with Article 9 c` of The Securities Regulations (Periodic and immediate reports), 1970 (hereinafter referred to as the “Regulation”) regarding separate financial information of the Corporation.

b.	Definitions

The Company	Matrix IT Ltd.
Consolidated/controlled investees	As defined in Note 1 of the Company's consolidated financial statements.

c.	Significant accounting policies applied in the separate financial information

The separate financial information was prepared in accordance with the accounting policy detailed in Note 2 to the Company's consolidated financial statements, except for the amounts of assets, liabilities, income, expenses, and cash flows relating to controlled investee companies, as detailed below:

1.	Balances of controlled investees, net – are presented in the financial position data based on the Company’s share in the net amount of total assets, less total liabilities included in the Company’s consolidated financial statements.

2.	Data on comprehensive income – the amounts of income and expenses reflect the income and expenses included in the consolidated financial statements, broken down between profit or loss and other comprehensive income, attributable to the Company as the parent company (excluding income and expense amounts relating to controlled investees).

3.	Company`s share of income of companies accounted for at equity, net – is presented in the profit or loss data at the Company’s share in the net amount of total income less total expenses included in the Company’s consolidated financial statements, reflecting the operating results of the controlled investees.

4.	Data on cash flows – the amounts of cash flows reflect the amounts included in the consolidated financial statements attributable to the Company as the parent company, including cash flows from transactions between the Company and the controlled investees that were eliminated in the consolidated financial statements, and excluding cash flow amounts arising from activities and transactions carried out by the controlled investees, broken down by cash flows from operating activities, investing activities, and financing activities, with a detailed breakdown of their components.

5.	Balances (including current intercompany balances with controlled investees) and income and expenses from transactions with controlled investees that were eliminated in the consolidated financial statements are measured and presented under the relevant items in the statement on financial position and profit or loss, in the same manner as such transactions would have been measured and presented had they been conducted with third parties.

Matrix IT Ltd.

Additional Information

A.	Balance of cash and cash equivalents attributed to the Company (without amounts in respect of controlled investees) –(NIS thousands)

	December 31 2024	December 31 2023
NIS	4,168	2,054
Foreign currency	559	48,502
	4,727	50,556

B.	Disclosure regarding the financial liabilities attributed to the Company (without amounts in respect of controlled investees) –(NIS thousands)

1.	Other accounts payable

	December 31 2024	December 31 2023

Employees and payroll accruals	36,964	35,040
Other payables	68,514	24,190
	105,478	59,230

2.	Liquidity risk attributable to the Company

Liquidity risks arise from the management of the Company’s working capital, as well as from financial expenses and principal repayments of the Company’s debt instruments. Liquidity risk, is the risk that the Company will have difficulty meeting obligations related to financial liabilities.

The Company’s policy is to ensure that the cash held is always sufficient to cover obligations as they fall due. To achieve this objective, the Company seeks to maintain cash balances (or suitable credit lines) sufficient to meet expected requirements. In addition, the Company seeks to reduce liquidity risk by fixing the rate of increase of the index, and thereby stabilizing the cash flows related to the bonds it has issued.

The Company reviews cash flow forecasts on a monthly basis, as well as information regarding cash balances and the Group's investments in corporate bonds. On the balance sheet date, these forecasts indicate that the Company can expect to have sufficient liquid resources to cover all of its obligations under reasonable assumptions.

Matrix IT Ltd.

Additional Information

The table below summarizes the maturity profile of the Company's financial liabilities based on contractual undiscounted payments (including interest payments):

31 December 2024 (NIS thousands)

	Up to Year	1 to 2 years	From 2 to 3 years	From 3 to 4 years	Over 4 Years	Total
Loans from banks and other credit providers	300,000	-	-	-	-	300,000
Trade payables	36,802	-	-	-	-	36,802
Other payables	68,514	-	-	-	-	68,514
Employees and payroll accruals	36,964	-	-	-	-	36,964
Lease liabilities	8,761	16,014	16,888	19,211	118,512	179,386
Debentures	81,341	75,197	69,433	64,017	86,780	376,768
	532,382	91,211	86,321	83,228	205,292	998,434

31 December 2023 (NIS thousands)

	Up to Year	1 to 2 years	From 2 to three years	From 3 to 4 years	Over 4 Years	Total
Loans from banks and other credit providers	206,007	-	-	-	-	206,007
Trade payables	21,376	-	-	-	-	21,376
Other payables	24,190	-	-	-	-	24,190
Employees and payroll accruals	35,040	-	-	-	-	35,040
Lease liabilities	2,770	-	-	-	-	2,770
Debentures	84,080	77,813	71,935	66,416	144,262	444,506
	373,463	77,813	71,935	66,416	144,262	733,889

Matrix IT Ltd.

Additional Information

C.	Disclosure regarding the balances of deferred tax assets and deferred tax liabilities attributable to the Company (excluding amounts related to subsidiaries), and disclosure regarding tax income or tax expenses attributable to the Company (excluding amounts related to subsidiaries)

1.	Deferred taxes attributable to the Company

Composition
	Provision for vacation	Provision for doubtful debts	Employee benefits	Employee options	Taxes related to lease	Total
Balance as of 31 December 2022	1,210	81	229	43	(155)	1,408
Employee inter-company mobility	(6)	-	-	-	-	(6)
Change during the report year attributed to capital reserve	-	-	-	-	-	-
Change recorded in the statement of profit and loss	18	229	(171)	2,049	(539)	1,586
Balance as of 31 December 2023	1,222	310	58	2,092	(694)	2,988
Employee inter-company mobility	15	-	73	-	-	88
Change during the report year attributed to capital reserve	-	-	-	-	-	-
Change recorded in the statement of profit and loss	(14)	-	(94)	2,401	684	2,977
Balance as of 31 December 2024	1,223	310	37	4,493	(10)	6,053

With respect to the tax rates used in calculating the deferred taxes, see Section 2 below.

Matrix IT Ltd.

Additional Information

C.	Disclosure regarding the balances of deferred tax assets and deferred tax liabilities attributable to the Company (excluding amounts related to subsidiaries), and disclosure regarding tax income or tax expenses attributable to the Company (excluding amounts related to subsidiaries) (Continued)

2.	Income taxes* attributable to the Company relating to items of other comprehensive income (NIS Thousands)

	Year ended December 31 2024	Year ended December 31 2023	Year ended December 31 2022
Adjustments for currency translation of financial statements
Amount before deduction of income taxes	(1,740)	14,613	46,323
Tax benefit	400	(3,361)	(10,654)
Net amount after tax	(1,340)	11,252	35,669

*The Company has final tax assessments through and including the 2019 tax year.

3.	Income taxes attributable to the Company relating to items of other comprehensive income (NIS Thousands)

	Year ended December 31 2024	Year ended December 31 2023	Year ended December 31 2022
Current taxes	3,813	3,357	1,404
Deferred taxes	(2,977)	(1,586)	711
Taxes in respect of prior years	(180)	(156)	(113)
	656	1,615	2,002

Matrix IT Ltd.

Additional Information

D.	Material engagements and transactions with related parties

1.	Details of the ownership and voting rights percentages in the share capital of the companies directly held by the Company – in percentages

	December 31 2024 Ownership percentage		December 31 2023 Ownership percentage
	By vote	Share capital	By vote	Share capital
Company name
Matrix IT Integration and Infrastructure Ltd.	100	100	100	100
Matrix IT Systems Ltd.	100	100	100	100
Tikshuv Systems in Education (Shaham) Ltd.	100	100	100	100
Sibam Ltd.	-	-	100	100
Matrix Defense Ltd.	100	100	100	100
John Bryce Training Ltd.	100	100	100	100
Tangram Soft Ltd.	100	100	100	100
Tact Computers & Systems Ltd.	100	100	100	100
Matrix Testing & Automation Ltd.	100	100	100	100

2.	Financial guarantees

The Company has provided unlimited guarantees to banks in connection with credit granted to subsidiaries.

3.	Current balances with controlled investees

The Company manages cash balances within the Group and with its subsidiaries as a clearinghouse, and therefore, in addition to engagements for the provision of such services, there are outstanding debit (or credit) balances between the subsidiaries and the Company.

4.	Engagements for provision of services

By virtue of being part of a group that includes the subsidiaries, the Company is party to agreements and arrangements for the provision and receipt of various services. The parent company has a management fee agreement with most of the subsidiaries in return for ongoing management, administration, financial management, accounting, human resources, recruitment, and legal consulting.

Matrix IT Ltd.

Additional Information

D.	Material engagements and transactions with related parties (Continued)

5.	The following is a breakdown of the transaction volumes and balance sheet balances included in the Company's financial statements in respect of these transactions (NIS thousands)

	Year ended December 31 2024	Year ended December 31 2023	Year ended December 31 2022
Revenues
Management fees	182,104	159,432	137,495
Interest paid	12,284	9,356	16,888

	December 31 2024	December 31 2023
Balances
Related parties, net	(826,182)	(696,721)

E.	Contingent liabilities

See Note 16 to the consolidated financial statements.

Chapter D

Additional Information on the Corporation

for the Year 2024

The information contained in this section constitutes a convenience translation of the section published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Additional Information on the Corporation        1

Table of Contents

Article 8b(i)	-	Very Material Valuation Performed by the Company	4
Article 10a	-	Summary of Statements of Comprehensive Income for Each of the Quarters in the Year Ended on December 31, 2024	6
Article 10c	-	Use of Proceeds from Securities, with Reference to the Intended Use of Proceeds Specified in the Prospectus	6
Article 11	-	List of Investments in the Company’s Material Subsidiaries as of the Date of the Statement of Financial Position	6
Article 12	-	Changes in Investments in Subsidiaries and Associates During the Report Period	6
Article 13	-	Income of Material Subsidiaries and Associates and the Corporation’s Income Therefrom as of the Date of the Statement of Financial Position	6
Article 20	-	Stock Exchange Trading – Securities Listed for Trading	7
Article 21	-	Compensation of Interested Parties and Senior Officers	8
Article 21a	-	Control of the Corporation	12
Article 22	-	Transactions with a Controlling Shareholder or in Which the Controlling Shareholder Has a Personal Interest	12
Article 24	-	Holdings of Interested Parties and Senior Officers	13
Article 24a	-	Registered Share Capital, Issued Share Capital, and Convertible Securities as of the Date of the Report	13
Article 24b	-	Shareholders Register	13
Article 26	-	Directors of the Corporation	13
Article 26a	-	Senior Officers of the Company	14
Article 26b	-	Authorized Independent Signatories	16
Article 27	-	Auditor of the Corporation	19
Article 28	-	Amendments to the Articles of Association of the Corporation	19
Article 29	-	Recommendations and Resolutions of the Directors and Resolutions of a Special General Meeting	19
Article 29a	-	Resolutions of the Company	20
Corporate Governance Questionnaire			21

Additional Information on the Corporation        2

Additional Information on the Corporation for the Year 2024

Name of the Company:	Matrix IT Ltd. (hereinafter: the “Company”)
Company No.:	520039413
Address:	3 Atir Yeda St., Kfar Saba (Article 25a)
Email Address:	nevobr@matrix.co.il (Article 25a)
Website:	www.matrix.co.il
Telephone:	09-9598819 (Article 25a)
Fax:	077-6070016 (Article 25a)
Statement of Financial Position Date:	December 31, 2024 (Article 9)
Approval of the Periodic Report Date:	March 10, 2025 (Article 7)

Additional Information on the Corporation        3

Article 8(b)(i) – Very Material Valuation Performed by the Company

Set forth below are details regarding a very material valuation1, in accordance with Article 8(b) of the Securities Regulations (Periodic and Immediate Reports), 5730–1970 (the “Regulations”):

Identification of the subject of the valuation	Software Services Segment in Israel (Cash-Generating Unit)
Purpose of the valuation	Impairment test of the goodwill attributed to the Software Services Segment in Israel
Date of the valuation	December 31, 2024
Book value of the cash-generating unit immediately prior to the valuation	NIS 534,155 thousand
Valuation result determined according to the valuation	NIS 2,792,320 thousand
Identification and description of the appraiser, including education and experience in performing valuations for accounting purposes in reporting corporations, in scopes similar to or greater than that of the reported valuation	Assayag Consultants Ltd. The firm’s partners are academic experts with extensive practical experience in valuations, including valuations for financial reporting purposes. The partner responsible for the valuation is CPA Aviad Cohen.
Appraiser’s dependence on the party commissioning the valuation, including reference to any indemnification agreements with the appraiser	The appraiser is independent. The appraiser’s liability for performing the valuation was limited to up to three times the amount of his fee.
Valuation model used by the appraiser	Discounted Cash Flow (DCF) method
Key assumptions used by the appraiser in the valuation, in accordance with the valuation model	(1) Weighted Average Cost of Capital (WACC) after tax: 10.90% (nominal discount rate); (2) Perpetual growth rate: 3.00%

[1]	This valuation was performed for the purpose of testing impairment of a cash-generating unit. Under any reasonably possible change in the key assumptions used in determining the recoverable amount of the unit, no very material impairment loss would have been recognized; therefore, disclosure only has been provided and the valuation report itself is not attached.

Additional Information on the Corporation        4

Article 8b(i) – Material Valuations Performed by the Company

Set forth below are details regarding material valuations, in accordance with Article 8b of the Securities Regulations (Periodic and Immediate Reports), 5730–1970 (the “Regulations”):

Identification of the Subject of the Valuation	Software Services Segment in the U.S. (Cash-Generating Unit)	Cloud and Computing Infrastructure Segment (Cash-Generating Unit)
Purpose of the valuation	Impairment test of the goodwill attributed to the Software Services Segment in the U.S.	Impairment test of the goodwill attributed to the Cloud and Computing Infrastructure Segment
Date of the valuation	December 31, 2024	December 31, 2024
Book value of the cash-generating unit immediately prior to the valuation	NIS 305,774 thousand	NIS 354,614 thousand
Valuation result determined according to the valuation	NIS 780,422 thousand	NIS 1,267,832 thousand
Identification and description of the appraiser, including education and experience in performing valuations for accounting purposes in reporting corporations, in scopes similar to or greater than that of the reported valuation	Assayag Consultants Ltd. The firm’s partners are academic experts with extensive practical experience in valuations, including valuations for financial reporting purposes. The partner responsible for the valuation is CPA Aviad Cohen.	Assayag Consultants Ltd. The firm’s partners are academic experts with extensive practical experience in valuations, including valuations for financial reporting purposes. The partner responsible for the valuation is CPA Aviad Cohen.
Appraiser’s dependence on the party commissioning the valuation, including reference to any indemnification agreements with the appraiser	The appraiser is independent. The appraiser’s liability for performing the valuation was limited to up to three times the amount of his fee.	The appraiser is independent. The appraiser’s liability for performing the valuation was limited to up to three times the amount of his fee.
Valuation model used by the appraiser	Discounted Cash Flow (DCF) method	Discounted Cash Flow (DCF) method
Key assumptions used by the appraiser in the valuation, in accordance with the valuation model	(1) Weighted Average Cost of Capital (WACC) after tax: 11.10% (nominal discount rate); (2) Perpetual growth rate: 3.00%	(1) Weighted Average Cost of Capital (WACC) after tax: 11.10% (nominal discount rate); (2) Perpetual growth rate: 3.00%

Additional Information on the Corporation        5

Article 10a – Summary of Statements of Comprehensive Income for Each of the Quarters in the Year Ended on December 31, 2024
See Section 1.2.3 of the Board of Directors’ Report.

Article 10c – Use of Proceeds from Securities, with Reference to the Intended Use of Proceeds Specified in the Prospectus

The proceeds received by the Company from the issuance of Bonds (Series B), according to the Shelf Offering Report dated September 14, 2022 (Reference No.: 2022-01-117502), are used by the Company for various purposes within the framework of its business activities, in accordance with resolutions of the Board of Directors, as may be adopted from time to time, including for financing the Company’s ongoing operations, including the refinancing of existing debt.

Article 11 – List of Investments in the Company’s Material Subsidiaries as of the Date of the Statement of Financial Position

Name of Company[2]	Type of Share	Number of Shares	Investment Cost	Percentage of Capital, Voting Rights, and Authority to Appoint Directors	Value in the Company’s Separate Financial Statements (NIS thousands)
Matrix IT Systems Ltd.	Ordinary shares NIS 0.15 par value	16,000,000	35,810	100%	1,912,316
John Bryce Training Ltd.	Ordinary shares NIS 1 par value Deferred shares NIS 1 par value	112,700 300	8,971	100%	163,041
Matrix IT Integration and Infrastructure Ltd.	Ordinary shares NIS 1 par value Management shares NIS 1 par value	1,500 1,500	57,851	100%	311,159
Matrix Defense Ltd.	Ordinary shares NIS 1 par value	39,100	–	100%	56,249

Article 12 – Changes in Investments in Subsidiaries and Associates During the Report Period
See Note 3 to the Company’s consolidated financial statements as of December 31, 2024, presented in Part C of this Report (the “Financial Statements”).

Article 13 – Income of Material Subsidiaries and Associates and the Corporation’s Income Therefrom as of the Date of the Statement of Financial Position (NIS thousands)

Name of Company	Profit Before Tax	Profit After Tax	Dividend	Management Fees	Interest
Matrix IT Systems Ltd.	268,615	190,118	–	25,794	(30,172)
John Bryce Training Ltd.	12,847	9,911	–	–	(3,131)
Matrix IT Integration and Infrastructure Ltd.	74,630	57,288	–	18,317	17,664
Matrix Defense Ltd.	16,275	12,481	–	19,906	(3,631)

* The total other comprehensive income during the Report Period is immaterial.

2 The companies are not listed on the Stock Exchange and their shares are not traded on the Stock Exchange.

Additional Information on the Corporation        6

Article 20 – Stock Exchange Trading – Securities Listed for Trading

For details regarding share allocations following the exercise of options and restricted share units, see Note 18 to the Financial Statements.

For details regarding the allocation of restricted shares (RS) to the Company’s CEO and the allocation of options to officers and senior executives, see Note 18 to the Financial Statements.

On May 15, 2024, a temporary trading halt occurred in trading of the Company’s ordinary shares on the stock exchange following the publication of an Immediate Report on the Company’s financial position. (For further details, see Immediate Report dated May 15, 2024, Reference No.: 2024-01-049941.)

Additional Information on the Corporation        7

Article 21 – Compensation of Interested Parties and Senior Officers

1.	Set forth below are details of the compensation, as recognized in the Financial Statements for 2024, for each of the five most highly compensated senior officers of the Company or of a corporation under its control, which were granted to them in connection with their service in the Company or a corporation under its control (the data below are presented on an employer cost basis and on an annual basis):

Name	Position (*)	Percentage of Holding in the Company (Fully Diluted)	Salary (NIS)	Bonus (NIS)	Share-Based Payment (NIS)	Total (NIS)
Mr. Moti Gutman¹	CEO	0.58%	3,671,317	8,853,715[2]	11,138,925[3]	23,663,957
Mr. Nevo Brenner⁴	CFO	0.12% (***)	1,606,755	2,179,376[5]	708,700⁶	4,494,831
Mr. Ziv Mandl⁷	Executive VP and Cluster Manager	0.12% (***)	1,653,727	2,349,750[8]	708,700[9]	4,262,427
Mr. Avi Goldstein¹⁰	Head of Cloud and Computing Infrastructure Division	0.10% (***)	1,195,315	2,917,579[11]	575,819[12]	4,688,194
Mr. Dennis Robinson¹³	CEO of Xtivia	0.07% (***)	1,044,000	1,738,800[14]	398,644[15]	3,080,669

(*) All are full-time employees of the Company.

(**) In accordance with the Company’s Compensation Policy, eligibility for the cash bonus of all officers is conditional upon achieving an operating profit of at least 75% of 105% of the operating profit of the Company in the year preceding the relevant bonus year (“Normative Profit”). In 2024, the Company met the Normative Profit target. In addition, eligibility for bonuses is evaluated on a three-year basis, such that 20% is contingent upon meeting the average ceiling of the annual operating profit bonus over a three-year period based on the Normative Profit. The annual bonus ceiling equals 250% of the fixed component of the officer’s compensation and, in respect of the CEO, 400% of the fixed component.

(***) The exercise mechanism is by the “Cashless Exercise” method, such that upon exercise of the options into shares, only shares equivalent to the benefit value embedded in the options will be allotted. The percentage of holdings indicated above was calculated without taking into account the “Cashless Exercise” mechanism.

Additional Information on the Corporation        8

Moti Gutman

1)	CEO of the Company since February 1, 2001. During 2023, Mr. Gutman served as CEO pursuant to the employment agreement approved on January 1, 2023, between the Company and Mr. Gutman (the “Employment Agreement”), which is valid from January 1, 2023, through December 31, 2027. For details regarding all terms of engagement under the Employment Agreement, see the Company’s Immediate Report dated November 10, 2022 (Reference No.: 2022-01-135274).

For completeness, it is noted that the compensation terms of the Company’s CEO were approved by the Compensation Committee and the Board of Directors despite the objection of the General Meeting, pursuant to their authority under Section 272(c1)(1)(c). For details, see the Company’s Report dated December 29, 2022 (Reference No.: 2022-01-157564).

2)	The bonus amount for 2024 as recognized in the Financial Statements for 2024. Mr. Gutman is entitled to a bonus equal to 3.25% of the Company’s net profit attributable to equity holders (excluding capital gains), as well as an additional 5% of any capital gains, if generated by the Company (no capital gain was recorded in 2024), based on the Company’s Financial Statements.

3)	The expense amount as recorded in the Financial Statements for 2024 (non-linear) according to generally accepted accounting principles (the annual expense based on a linear allocation amounts to approximately NIS 5,476,500).

On February 1, 2023, the Company granted Mr. Gutman, without consideration, 375,000 restricted shares (RS) of the Company, with no exercise price (see also Immediate Reports as detailed in Subsection 1 above regarding the CEO Agreement). For further details regarding the restricted shares, see the Company’s Immediate Report dated February 2, 2023 (Reference No.: 2023-01-013749). The restricted shares were granted as part of a material private placement within the framework of the Employment Agreement with Mr. Gutman, as detailed in the Immediate Reports dated November 10, 2022 (Reference No.: 2022-01-135280), December 15, 2022 (Reference No.: 2022-01-151651), December 29, 2022 (Reference No.: 2022-01-157564), and February 2, 2023 (Reference No.: 2023-01-013749).

Ziv Mandl

4)	Mr. Mandl serves as Senior Vice President and Cluster Manager, as detailed in Article 26a below. Mr. Mandl’s employment is for an indefinite period and may be terminated by either party with six months’ prior notice.

5)	The bonus amount for 2024 as recognized in the Financial Statements for 2024. Mr. Mandl is entitled each year to a formula-based bonus composed of meeting the operating profit targets of the business units under his management and a company-wide bonus derived from the Company’s annual net profit attributable to shareholders, with certain adjustments, all in accordance with the Company’s Compensation Policy.

6)	The fair value of share-based payment as recognized in the Financial Statements for 2024 (non-linear) according to generally accepted accounting principles (the expense based on linear allocation amounts to approximately NIS 447,500).

As of the date of the Report, Mr. Mandl holds 80,000 options granted to him on March 12, 2023. For further details, see Immediate Report dated March 13, 2023 (Reference No.: 2023-01-032538). For details regarding the fair value of the options, see Note 18b to the Financial Statements.

Additional Information on the Corporation        9

Nevo Brenner

7)	Mr. Brenner has served as the Company’s Chief Financial Officer since June 2022. His employment agreement is for an indefinite period and may be terminated by either party with six months’ prior notice.

8)	The bonus amount for 2024 as recognized in the Financial Statements for 2024. Mr. Brenner is entitled to a bonus equal to 0.8% of the Company’s net profit attributable to equity holders (excluding capital gains), based on the Company’s Financial Statements.

9)	The fair value of share-based payment as recognized in the Financial Statements for 2024 (non-linear) according to generally accepted accounting principles (the expense based on linear allocation amounts to approximately NIS 447,500).

As of the date of the Report, Mr. Brenner holds 80,000 options granted to him on March 12, 2023. For further details, see Immediate Report dated March 13, 2023 (Reference No.: 2023-01-032538). For details regarding the fair value of the options, see Note 18b to the Financial Statements.

Avi Goldstein

10)	Mr. Goldstein has served as Head of the Company’s Cloud and Computing Infrastructure Division since 2002. His employment agreement is for an indefinite period and may be terminated by either party with six months’ prior notice.

11)	The bonus amount for 2024 as recognized in the Financial Statements for 2024. Mr. Goldstein is entitled each year to a formula-based bonus calculated as a percentage of the operating profit of the division under his management.

12)	The fair value of share-based payment as recognized in the Financial Statements for 2024 (non-linear) according to generally accepted accounting principles (the expense based on linear allocation amounts to approximately NIS 363,675).

As of the date of the Report, Mr. Goldstein holds 65,000 options granted to him on March 12, 2023. For further details, see Immediate Report dated March 13, 2023 (Reference No.: 2023-01-032538). For details regarding the fair value of the options, see Note 18b to the Financial Statements.

Dennis Robinson

13)	Mr. Robinson has served as CEO of Xtivia Technologies Inc., a U.S. subsidiary of the Company, since April 2001.

14)	The bonus amount for 2024 as recognized in the Financial Statements for 2024. Mr. Robinson is entitled each year to a formula-based bonus calculated as a percentage of the operating profit of Xtivia (including a higher bonus rate for overperformance), as well as bonuses for profits from specific transactions jointly executed by Xtivia and the Company’s business units in Israel.

15)	The fair value of share-based payment as recognized in the Financial Statements for 2024 (non-linear) according to generally accepted accounting principles (the expense based on linear allocation amounts to approximately NIS 251,775). As of the date of the Report, Mr. Robinson holds 45,000 options granted to him on March 12, 2023. For further details, see Immediate Report dated March 13, 2023 (Reference No.: 2023-01-032538). For details regarding the fair value of the options, see Note 18b to the Financial Statements.

Additional Information on the Corporation        10

2.	Details of the compensation granted in 2024 to each of the Company’s Interested Parties not included in Section 1 above, if such compensation was granted by the Company or by a corporation under its control, in connection with services provided as an officer in the Company or a corporation under its control, whether or not an employer-employee relationship exists, and even if the Interested Party is not a senior officer.

For details regarding compensation to all Company directors entitled to director’s fees (external directors and directors not employed by the Company are entitled to compensation), see Note 23b to the Financial Statements, in accordance with the Companies Regulations (Rules Concerning Compensation and Expenses to an External Director), 5760–2000.

3.	After December 31, 2024, and until the date of submission of this Report, no compensation was granted to any of the senior officers mentioned in Section 1 above in connection with their service and employment in 2024, which was not already recognized in the 2024 Financial Statements.

Additional Information on the Corporation        11

Article 21(a) – Control of the Corporation

As of the date of the Report, the controlling shareholder of the Corporation is Formula Systems (1985) Ltd. (“Formula”) (holding approximately 48.21% of the equity and voting rights of the Company’s issued share capital), a public company whose shares are listed for trading on the Tel Aviv Stock Exchange and on NASDAQ.

According to Formula’s reports, Asseco Poland S.A. (“Asseco”), a Polish public company whose shares are listed for trading on the Warsaw Stock Exchange in Poland, holds 25.82% of Formula’s issued share capital.

No other entity holds a greater percentage of its issued share capital.

To the best of the Company’s knowledge, the Interested Parties in Formula, as listed on the Tel Aviv Stock Exchange website (as of March 5, 2025), are as follows:

Interested Party	Voting Rights (%)
Asseco (see above)	25.82%
Guy Bernstein	11.73%
Harel – Institutional Entities	8.6%
Menora Provident Fund	7.12%
The Phoenix Insurance Company Ltd.	6.95%
Yelin Lapidot Investment House	6.3%
Clal Insurance	5.38%

According to information received from Asseco and public sources3, as of the date of the Report, Asseco does not have a shareholder defined as a controlling shareholder. The Interested Parties in Asseco are as follows4:

Interested Party	Voting Rights (%)
Yukon Niebieski Kapital B.V.	9.99%
Allianz OFE	9.99%
Adam Góral	10.01%
Nationale-Nederlanden Otwarty Fundusz Emerytalny	5.03%

In addition, Asseco holds 17.84% of its own shares.

3 https://inwestor.asseco.com/en/about-asseco/shareholders

4 It is noted that no officers of the Company serve as officers of Asseco.

Additional Information on the Corporation        12

Article 22 – Transactions with a Controlling Shareholder or in Which the Controlling Shareholder Has a Personal Interest

For details, to the best of the Company’s knowledge, regarding any transaction with a controlling shareholder or in which the controlling shareholder of the Company has a personal interest in its approval, which the Company entered into during the reporting year or up to the date of submission of this Report, or which is still in effect as of the date of the Report, see Note 23 to the Financial Statements. All transactions detailed in said note are “immaterial transactions” or transactions that are not “extraordinary transactions,” as specified in Note 23.

Article 24 – Holdings of Interested Parties and Senior Officers

(a) For details regarding the holdings of Interested Parties and Senior Officers, see the Company’s Immediate Report dated January 7, 2025 (Reference No.: 2025-01-002504).

(d) The Company holds 653,860 par value NIS shares of the Company, which are dormant shares.

Article 24(a) – Registered Share Capital, Issued Share Capital, and Convertible Securities as of the Date of the Report

For details regarding the registered share capital, issued share capital, and convertible securities, see Note 17 to the Financial Statements.

Article 24(b) – Shareholders Register

For details regarding the Company’s Shareholders Register, see the Company’s Immediate Report dated February 3, 2025 (Reference No.: 2025-01-008299).

Additional Information on the Corporation        13

Article 26 – Directors of the Corporation

Set forth below are details regarding the directors of the Corporation as of the date of the Report:

	Guy Bernstein (Chairman)	Tal Barnoach	Limor Bar-On	Pinhas Greenfield	Eliezer Oren
Israeli ID No.	023578354	058379058	27716869	10758209	050700855
Date of Birth	March 9, 1968	September 11, 1963	June 9, 1970	March 23, 1947	June 21, 1951
Address for Service of Court Documents	5 HaShalva Street, Savyon	6 HaNarkisim Street, Kfar Shmaryahu	4 Reading Street, Tel Aviv	27 Menachem Begin Street, Givat Shmuel	26 Zalman Shneur Street, Herzliya
Citizenship	Israeli	Israeli and Portuguese	Israeli	Israeli	Israeli
Membership in Board Committees	None	Audit Committee, Financial Statements Review Committee, Compensation Committee	Yes	Audit Committee, Financial Statements Review Committee, Compensation Committee	None
External / Independent Director	No	External Director	External Director	Independent Director	No
Accounting and Financial Expertise or Professional Qualification	Has accounting and financial expertise	Has accounting and financial expertise and professional qualification	Has professional qualification	Has professional qualification	Has accounting and financial expertise
Employee of the Corporation, Subsidiary, Related Company, or Interested Party	CEO of Formula Systems (1985) Ltd., the controlling shareholder of the Company; CEO of Magic Software Enterprises Ltd.; Chairman and director of companies as provided below.	No	No	No	Director and Deputy Chairman of the Company’s Board of Directors, director of subsidiaries of the Company
Date of Commencement of Tenure as Director in the Company	January 11, 2007	February 19, 2024	May 27, 2024	December 21, 2021	February 23, 2004
Education	Certified Public Accountant; B.A. in Economics and Accounting – The College of Management	B.A. in Economics – Tel Aviv University	LL.B. – Sha’arei Mada and Law College; B.A. in History and General Humanities Studies – Tel Aviv University; Communication Studies – “Ko-Teret” School of Journalism	B.A. in Political Science – University of Haifa; M.A. in Political Science – University of Haifa	B.A. in Mathematics and Computer Science – Tel Aviv University

Additional Information on the Corporation        14

	Guy Bernstein (Chairman)	Tal Barnoach	Limor Bar-On	Pinhas Greenfield	Eliezer Oren
Occupation During the Past Five Years	CEO of Formula Systems (1985) Ltd.; CEO of Magic Software Enterprises Ltd.; Chairman of Board of Directors of the Company, Chairman of Sapiens International Corporation; Chairman of Michpal Micro Computers (1983) Ltd.; Chairman of Zap Group; Director in companies as detailed below.	Partner and manager in: Disruptive Technologies L.P.; Disruptive Technologies Opportunity Fund L.P.; Disruptive Technologies I/II/III; Disruptive AI L.P.; Disruptive AI SPV I GP; CEO and director of SpeedUp Ltd.; Director in companies as detailed below. Owner of companies in areas of information security and cyber.	Attorney at Vardi Leshem Ron Law Office; CEO and Editor-in-Chief of “Ascolot” – The Open University.	Independent Director of the Company until 2018; experienced and skilled in information security and cyber.	President of the Company (until January 31, 2022) and Deputy Chairman of the Board of Directors of the Company; experienced and skilled in information security and cyber.
Corporations in Which He/She Serves as Director

Magic Software Enterprises Ltd. and its subsidiaries; Chairman of Sapiens International Corporation; Chairman of Michpal Micro Computers (1983) Ltd.;

Director in: TSG It Advanced Systems Ltd., InSync Staffing, Zap Group Ltd., Ofek Aerial Photography (1987) Ltd.; Effective Solutions Ltd.; Unique Software Industries Ltd.; Liram Financial Software Ltd.; Shemer Electronics (1977) Ltd.

		SpeedUp Ltd.; Disruptive Technologies Ltd.; Anodot Ltd.; Deep IT Ltd.; Tailor Brands Ltd.; Cocycles Ltd.; Beamr Imaging Ltd.; Disruptive AI GP Ltd., Lumen Ltd., Captain Up Ltd., Qwilt Ltd., Idomoo Ltd., Nima Shefa Israel Ltd., Tzur Shamir Holdings Ltd., and Etgar Investments and Development Ltd.	Does not serve as director in other corporations.	Does not serve as director in other corporations.	Director in the Company and its subsidiaries
Family Member of an Interested Party	No	No	No	No	No
Recognized by the Company as Having Accounting and Financial Expertise for the Purpose of Meeting the Minimum Requirement	Yes	Yes	No	No	Yes

Directors Whose Tenure Ended During the Report Period:

Name	Israeli ID No.	Start of Tenure	End of Tenure
Yafit Keret	029497260	August 27, 2018	August 26, 2024

Additional Information on the Corporation        15

Article 26(a) – Senior Officers of the Company

Name	Israeli ID No.	Date of Birth	Position	Commencement of Tenure	Interested Party or Relative of Another Senior Officer or of an Interested Party	Education	Occupation During the Past Five Years
Moti Gutman	057260341	October 29, 1961	CEO	February 2001	No	M.B.A., Hebrew University	CEO of the Company
Nevo Brenner	033741182	May 1, 1977	Chief Financial Officer	June 2022	No	B.A. in Economics and Accounting – Hebrew University of Jerusalem; M.B.A. – Hebrew University of Jerusalem	CFO of the Company; Director in companies within the Matrix Group; Former CFO, Energix – Renewable Energies Ltd.; experience in information security and cyber
Ranit Zexer	057514838	December 5, 1962	Chief Technology Officer (CTO)	January 2002	No	B.A. in Mathematics and Computer Science – Bar-Ilan University	CTO of the Company; skilled and knowledgeable in the establishment of information security and cyber-based solutions
Asaf Givati	028054914	October 22, 1970	VP of Strategic Projects	November 2022	No	B.A. in Economics; M.B.A. – Hebrew University	Head of subsidiary clusters; extensive experience in cyber and information security management
Yifat Givol	029714474	August 1, 1973	Head of Legal Department and Corporate Secretary	Head of Legal Department – May 2012; Corporate Secretary – January 2008	No	LL.B. and B.A. in Business Administration – Reichman University (IDC Herzliya)	Head of the Legal Department and Corporate Secretary; knowledge in legal aspects relating to cyber and information security
Ziv Mandl	059629311	May 5, 1965	Senior VP and Cluster Manager overseeing the Business Systems Division, R&D Services Division, Experts and Consultants Division, and other subsidiaries	November 2002	No	B.A. in Political Science and Computer Science – Bar-Ilan University	Manages divisions and subsidiaries of the Company; Director in companies within the Matrix Group; expertise and experience in the cyber field

Additional Information on the Corporation        16

Name	Israeli ID No.	Date of Birth	Position	Commencement of Tenure	Interested Party or Relative of Another Senior Officer or of an Interested Party	Education	Occupation During the Past Five Years
Avi Goldstein	024123358	May 6, 1969	Head of Cloud, Computing, and Integration Infrastructure Division	2002	No	Secondary Education	Head of the Cloud, Computing, and Integration Infrastructure Division; Joint Manager of the Infrastructure and Integration Division
Yaron Raz	033365156	February 19, 1977	Senior VP and Cluster Manager overseeing the Software Products Division, Matrix Defense (Defense Division), DnA – Data & AI, and Xtivia	April 2011	No	B.A. in Economics and Business Administration – Bar-Ilan University; LL.M. for Economists – Bar-Ilan University	Manages divisions and subsidiaries of the Company; Director in companies within the Matrix Group
Nitsan Alon[5]	059295253	February 26, 1965	VP of Strategy and Chairman of Matrix Defense	February 2020	No	B.Sc. in Physics and M.Sc. in Materials Engineering – Technion	Former Head of Operations Directorate, IDF; CEO of CannDoc Ltd.; VP of Strategy and Chairman of Matrix Defense; experience in information security and cyber
Liat Tennenholtz	039821384	April 22, 1984	VP of Mergers and Acquisitions. Director of subsidiaries of the Company.	January 2021	No	LL.B., Tel Aviv University; B.A. in Accounting, Tel Aviv University	Director at ZIM; Head of Business Development at Matrix; external director at Navitas Baskin Finance; experience in information security and cyber
Amir Shary	029672227	October 6, 1972	Head of Fintech and Digital Division	January 2021	No	B.Sc. in Mechanical Engineering – Technion; M.B.A. – Tel Aviv University	Deputy Head of Fintech and Digital Division

[5]	Since the October 7, 2023 attack and throughout 2024, Nitsan has been serving as Commander of the Intelligence Effort in the Hostages and Missing Persons Directorate— a position of immeasurable importance, far exceeding his role in the Company [and the Company hopes he will return to his position soon, with the return of all the hostages].

Additional Information on the Corporation        17

Name	Israeli ID No.	Date of Birth	Position	Commencement of Tenure	Interested Party or Relative of Another Senior Officer or of an Interested Party	Education	Occupation During the Past Five Years
Sigalit Katan	058888611	October 10, 1964	Chief Accountant	January 2002	No	B.A. in Business Administration	Chief Accountant at Matrix
Hila Tal	024874992	May 19, 1970	VP of Human Resources	July 2023	No	B.A. in Social Work – Tel Aviv University	VP of Human Resources at subsidiaries John Bryce Training Ltd., Matrix Global Services Ltd., and Matrix Testing and Automation Ltd.
Yisrael Gerwitz	33762139	February 19, 1977	Internal Auditor	January 2023	No	B.A. in Economics and Accounting Certified Internal Auditor	Partner at Fahn Kanne Control Management Ltd.; Certified Internal Auditor with experience in information security audits and disaster recovery exercises

Senior Officers Whose Tenure Ended During the Report Period:

Name	Israeli ID No.	Start of Tenure	End of Tenure
Shira Raz Meisner	025525692	January 2021	July 2024

Additional Information on the Corporation        18

Article 26b – Authorized Independent Signatories

As of the date of the Report and as of its publication, there are no Authorized Independent Signatories in the Company, as defined in the Securities Law.

Article 27 – Auditor of the Corporation

BDO, 48 Menachem Begin Road, Tel Aviv, 6618001

Article 28 – Amendments to the Articles of Association of the Corporation

None.

Article 29 – Recommendations and Resolutions of the Directors and Resolutions of a Special General Meeting

1.	Dividend Distribution or Other Distribution as Defined in the Companies Law, or Bonus Share Distribution:

For details regarding resolutions of the Company’s Board of Directors concerning cash dividend distributions, see Note 17(e) to the Financial Statements.

2.	On February 19, 2024, the General Meeting of Shareholders approved the appointment of Tal Barnoach as an External Director of the Company for a three-year term commencing on February 19, 2024.

For further details, see the Company’s Immediate Reports dated January 14, 2024 (Reference No.: 2024-01-006231) and February 19, 2024 (Reference No.: 2024-01-017736).

3.	On April 3, 2024, the General Meeting of Shareholders approved the termination of the Company’s engagement with the accounting firm E&Y (Ernst & Young) – Kost Forer Gabbay & Kasierer and the appointment of BDO Israel as the Company’s independent auditor, effective from the first quarter of 2024 and until the next Annual General Meeting. For further details, see the Company’s Immediate Reports dated March 11, 2024 (Reference No.: 2024-01-024189) and April 3, 2024 (Reference No.: 2024-01-032587).

4.	On May 27, 2024, the General Meeting of Shareholders approved the appointment of Limor Bar-On as an External Director of the Company for a three-year term commencing on May 27, 2024. For further details, see the Company’s Immediate Reports dated April 18, 2024 (Reference No.: 2024-01-039460) and May 27, 2024 (Reference No.: 2024-01-052489).

Additional Information on the Corporation        19

Article 29a – Resolutions of the Company

Exemption, Insurance, or Indemnification Undertaking for an Officer in Effect as of the Date of the Report:

On December 23, 2024, the Company’s General Meeting of Shareholders approved the renewal, from time to time, of the Company’s engagement in directors’ and officers’ liability insurance policies (including for the CEO) covering the Company and its subsidiaries and affiliates, as they may exist from time to time, including a SIDE A DIC policy. The insurance coverage provides liability limits of USD 30 million per event and in aggregate, and the coverage under the D&O SIDE A DIC policies provides liability limits of USD 10 million. Under the policy, all Company and subsidiary officers, including directors, past and present, are insured under identical terms. None of the Company’s officers is a controlling shareholder. For further details, see the Company’s Immediate Report dated November 14, 2024 (Reference No.: 2024-01-0615819).

Indemnification letters have also been granted to the Company’s officers.

Date: March 10, 2025

Matrix IT Ltd.

Guy Bernstein Chairman of the Board of Directors	Moti Gutman CEO

Additional Information on the Corporation        20

Corporate Governance Questionnaire6

Independence of Directors		Correct	Incorrect
1.

Two or more External Directors have served in the Corporation during each Reporting Year.

In this question, “correct” can be marked if the time period in which two External Directors did not serve does not exceed 90 days, as stated in Section 363A.(b)(10) of the Companies Law. However, for each answer (correct/incorrect), please note the period of time (in days) in which two or more External Directors did not serve in the Corporation during the Reporting Year (including a term of office approved retrospectively, while distinguishing between the various External Directors):

Director A: Tal Barnoach

Director B: Limor Bar-On

[From Dec. 12, 2024 to Feb. 19, 2025, one External Director served in the Corporation]

The number of External Directors serving in the Corporation as of the publication date of this Questionnaire: 2.

✓
2.	The number[7] of Independent Directors[8] serving in the Corporation as of the publication date of this Questionnaire: 3 (the two External Directors listed in Section 1 and Pinhas Greenfield, Independent Director). The number of Independent Directors determined in the Corporation’s9 articles of association[10]: If no controlling shareholder – majority; if there is a controlling shareholder – one third.	✓	_____
3.	In the Reporting Year, an examination was conducted with External Directors (and the Independent Directors), and it was determined that they have upheld, during the Reporting Year, the provisions of Section 240(b) and (f) of the Companies Law regarding the lack of a Connection of the Outside (and Independent) Directors serving in the Corporation and that they fulfill the terms required for office as Outside (or Independent) Directors.	✓
4.

None of the directors who served in the Corporation during the Reporting Year are subject[11] to the CEO, directly or indirectly (excluding a director who is an employee representative, if the Corporation has an employee representative).

If your answer is “incorrect” (meaning, the director is subject to the CEO as stated) – please list the number of directors who do not meet the said limitation:

✓

[6]	Published as part of legislative proposals to improve reports on March 16, 2014.

[7]	In this Questionnaire, “number” - a certain number of the total. For example, 3/8.

[8]	Including “Outside Directors” as defined in the Companies Law.

[9]	For the purpose of this question - “articles of association” including under a specific legal provision applicable to the Corporation (for example, in a banking corporation - provisions of the Supervisor of Banks).

[10]	A bonds company is not required to respond to this section.

[11]	For the purpose of this question - Serving as a director in a held corporation controlled by the Company, shall not be considered to be “subject,” yet, a Director in the Company serving as an executive (other than a director) and/or employee in a held corporation controlled by the Company shall be considered "subject" for the purpose of this question.

Additional Information on the Corporation        21

Independence Of Directors	Correct	Incorrect
5.

None of the directors who have provided notice that a Personal Interest exists in an approval of a transaction that is on the agenda of the meeting have attended the meeting, nor did they participate in the voting as stated (excluding a discussion and/or vote in circumstances as stated in Section 278(b) of the Companies Law):

If your answer is "Incorrect" -

Was it for presentation of a certain issue by the director in accordance to the second part of Section 278(a) of the Companies Law:

☐ Yes ☐ No (Please place an X in the appropriate box)

The ratio of meetings in which directors attended and/or participated in the voting, apart from the circumstances provided in subsection A above:

✓
6.

The Controlling Shareholder (including a relative and/or designee), who is not a director or other Senior Officer of the Corporation, was not present in meetings of the Board of Directors occurring during the Reporting Year.

If your answer is “incorrect” (meaning, a Controlling Shareholder and/or Relative and/or designee which is not a member of the Board of Directors and/or a Senior Officer in the Corporation was present in the meetings of the Board of Directors as stated) – please provide the following details regarding the presence of any additional person in the meetings of the Board of Directors as stated:

Identity: Asaf Bernstein(*)

Corporate officer (if any): None.

Description of the connection to the Controlling Shareholder (if the person present was not the Controlling Shareholder himself/herself): CFO of Formula Systems (1985) Ltd., controlling shareholder of the Company.

Was it for presentation of a certain issue by him/her: ☐ Yes ✓ No (Please place an X as needed)

The rate of presence[12] in the meetings of the Board of Directors occurring during the Reporting Year in order to present a specific matter: 55% Other attendance: _______

Identity: Maya Solomon (*)

Corporate officer (if any): None.

Description of the connection to the Controlling Shareholder (if the person present was not the Controlling Shareholder himself/herself): COO of Formula Systems (1985) Ltd., controlling shareholder of the Company.

Was it for presentation of a certain issue by him/her: ☐ Yes ✓ No (Please place an X as needed)

The rate of presence[12] in the meetings of the Board of Directors occurring during the Reporting Year in order to present a specific matter: 45% Other attendance: _______

 Not relevant (there is no Controlling Shareholder of the Corporation).

✓

12 While distinguishing between the controlling shareholder, relative and/or designee.

(*) To assist the Chairman of the Company’s Board of Directors.

Additional Information on the Corporation        22

Qualifications and Skills of Directors			Correct	Incorrect
7.

In the Articles of Association of the Corporation, there are no provisions limiting the possibility of immediately terminating the office of all of the directors in the Corporation which are not External Directors (in this regard – a determination with an ordinary majority is not considered to be a limitation).[13]

If your answer is "Incorrect" (meaning, there is such a limitation), please state -

✓
	a.	The period of time stipulated in the Articles of Association for the office of director: ______.
	b.	The majority required in the Articles of Association for the termination of the office of the directors: ___________.
	c.	The legal quorum determined in the Articles of Association for the general assembly to terminate the office of the directors: _________.
	d.	The majority required to change these provisions of the Articles of Association: _____.
8.

The Corporation has a training program for new directors, in the field of the Corporation’s business and the field of the law applicable to the Corporation and the directors, as well as a continuing training program for serving directors, adapted, inter alia, for the function that the director fulfills in the Corporation.

If you answer is “correct” – please state whether the program was utilized during the Reporting Year: ✓Yes ☐ No (Please place an X in the appropriate box)

✓
9.	a.	A minimal number of directors of the Board of Directors to have Accounting and Financial Expertise was determined. If your answer is “correct” – please state the minimum determined: 2.	✓
b.

Number of directors serving in the Corporation during the Reporting Year:

Accounting and financial expertise[14]: 3

Professionally qualified[15]: 2

In the event that there were changes in the number of directors as stated in the Reporting Year, provide the data regarding the lowest number (excluding in a period of 60 days from the occurrence of the change) of directors of each type serving during the Reporting Year.

[13]	A bonds company is not required to respond to this section.

[14]	After the assessment by the board of directors, in accordance with the provisions of the Companies Regulations (Conditions and Examinations for a Director Possessing Accounting and Financial Expertise as a Director Possessing Professional Ability), 5766-2005.

[15]	See footnote 9.

Additional Information on the Corporation        23

Qualifications and Skills of Directors				Correct	Incorrect
10.	a.

In each Reporting Year, the total composition of the Board of Directors included both genders.

If your answer is “Incorrect” – state the period of time (in days) in which the above was untrue: ___.

You may answer “correct” to this question if the time period in which directors of both genders were not serving does not exceed 60 days. However, for either answer (correct/incorrect), state the period of time (in days) in which directors of both genders were not appointed in the Corporation: ______.

✓
	b.	The number of directors of each gender serving in the Board of Directors of the Corporation, as of the publication date of this Questionnaire: Men: 4 Women: 1	_____	_____
11.	a.	The number of meetings of the Board of Directors which occurred during each quarter of the Reporting Year: First quarter (2024): 2 Second quarter: 3 Third quarter: 3 Fourth quarter: 3	_____	_____

Meetings of the Board of Directors (and Convening a General Meeting)					Correct	Incorrect
12.	1.

a.     During the Reporting Year, the Board of Directors held at least one meeting regarding the business management of the Corporation by the CEO and officers subject to him, in their absence, after they are given the opportunity to express their positions.

b.    Next to the name of each director who served in the Corporation during the Report Year, the rate of his or her participation[16] in meetings of the Board of Directors (for the purposes of this subsection – including meetings of Board committees of which he or she is a member, as detailed below) that were held during the Report Year (and with reference to his or her term of office) shall be indicated.

(Additional rows shall be added according to the number of directors.)

					✓
Guy Bernstein		88%
Eliezer Oren		100%
Tal Barnoach[17]		100%	100%	100%	100%
Limor Bar-On18		100%	100%	100%	100%
Pinhas Greenfield		100%	100%	100%	100%

16 See footnote 2.

17 Appointed as External Director on February 19, 2024. Rate of participation is calculated from total meetings held as of the date of service.

18 Appointed as External Director on May 27, 2024. Rate of participation is calculated from total meetings held as of the date of service.

Additional Information on the Corporation        24

Separation Between the Roles of CEO and Chairman of the Board	Correct	Incorrect
13.

A chairman of the Board served during each Reporting Year.

This question can be answered with “correct” if the period of time in which no chairman served on the Board of Directors does not exceed 60 days as stated in Section 363A(2) of the Companies Law. However, for either answer (correct/incorrect), please state the period of time (in days) in which no chairman of the Board as stated served for the Corporation: ___.

✓
14.

A CEO of the Corporation served during each Reporting Year.

This question can be answered with “correct” if the period of time in which no CEO served in the Corporation does not exceed 90 days as stated in Section 363A(6) of the Companies Law. However, for either answer (correct/incorrect), please state the period of time (in days) in which no CEO served for the Corporation as stated: ________.

✓

Additional Information on the Corporation        25

Separation Between the Roles of CEO and Chairman of the Board		Correct	Incorrect
15.

For a Corporation in which the chairman of the Board also serves as the CEO of the Corporation and/or utilizes its authorities, the double appointment was approved pursuant to Section 121(c) of the Companies Law.[19]

✗ Not relevant (if there is no double appointment as stated in the Corporation).

16.	The CEO is not a Relative of the Chairman of the Board. If your answer is “incorrect” (meaning, the CEO is a Relative of the Chairman of the Board) -

a.	State the familial relationship between the parties: ________________.	_____	_____
b.	The office was approved pursuant to Section 121(c) of the Companies Law:[20] ☐ Yes ☐ No (Please place an X in the appropriate box)	_____	_____

19 In a bonds company - approval in accordance with Section 121(d) of the Companies Law.

20 In a bonds company - approval in accordance with Section 121(d) of the Companies Law.

Additional Information on the Corporation        26

Separation Between the Roles of CEO and Chairman of the Board		Correct	Incorrect
17.	A Controlling Shareholder or Relative does not serve as CEO or a Senior Officer of the Corporation, except as a director. ☐ Not relevant (there is no controlling shareholder of the Corporation).	✓
Audit Committee		Correct	Incorrect
18.	The following did not serve on the Audit Committee during the Reporting Year -	_____	_____

a.	The Controlling Shareholder or his relative. ☐ Not relevant (there is no controlling shareholder of the Corporation).	✓
b.	Chairman of the Board:	✓
c.	A director engaged by the Corporation or by the Controlling Shareholder of the Corporation or by a corporation controlled thereby.	✓

Additional Information on the Corporation        27

Audit Committee		Correct	Incorrect
d.	A director providing the Corporation or a Controlling Shareholder of the Corporation or a corporation controlled thereby with services on a permanent basis.	✓
e.	A director whose main income is from a Controlling Shareholder. ☐ Not relevant (there is no controlling shareholder of the Corporation).	✓

Additional Information on the Corporation        28

Separation Between the Roles of CEO and Chairman of the Board	Correct	Incorrect
19.

No person who is forbidden to serve on the Audit Committee, including a Controlling Shareholder or Relative thereof, has been present in meetings of the Audit Committee during the Reporting Year, other than pursuant to the provisions of Section 115(e) of the Companies Law.

✓
20.

The legal quorum for a discussion and passing resolutions in all meetings of the Audit Committee occurring during the Reporting Year was the majority of the members of the Committee, while the majority present was Independent Directors, and at least one was an External Director.

✓

Additional Information on the Corporation        29

Separation Between the Roles of CEO and Chairman of the Board	Correct	Incorrect
21.

The Audit Committee held, during the Reporting Year, at least one meeting in the presence of the Internal Auditor and Auditor, as applicable, and without the presence of the officers of the Corporation who are not members of the Committee, regarding deficiencies in the business management of the Corporation

✓
22.

The legal quorum for a discussion and passing resolutions in all meetings of the Audit Committee occurring during the Reporting Year was the majority of the members of the Committee, while the majority present was Independent Directors, and at least one was an External Director.

✓

Additional Information on the Corporation        30

Separation Between the Roles of CEO and Chairman of the Board	Correct	Incorrect
23.

In the Reporting Year, arrangements were in force that were determined by the Audit Committee regarding the manner of handling complaints of employees of the corporation in connection with deficiencies in the management of its business and the protection that will be provided to employees who complain as stated.

✓
24.

The Audit Committee (and/or the Committee for the Examination of the Financial Statements) is of the opinion that the scope of work of the Auditor and his wages for the financial statements in the Reporting Year are appropriate for the performance of proper audit and review work.

✓

Additional Information on the Corporation        31

Functions of the Committee for the Review of the Financial Statements (hereinafter – the Committee) in its Preliminary Work for the Approval of the Financial Statements		Correct	Incorrect
25.	a.

State the period of time (in days) that the Board of Directors determined as the reasonable time for the delivery of recommendations of the Committee prior to the meetings of the Board in which the Financial Statements were approved:  72 hours of which at least one was a business day.

		_____	_____
b.

The number of days that have actually transpired between the delivery of the recommendations to the Board and the approval date of the Financial Statements:

First Quarterly Report (2024): 3.

Second Quarterly Report: 3.

Third Quarterly Report: 3.

Annual Report: 3.

		_____	_____
c.

The number of days that have actually transpired between the delivery of the draft financial statements to the Board and the approval date of the Financial Statements:

First Quarterly Report (2024): 8.

Second Quarterly Report: 8.

Third Quarterly Report: 7.

Annual Report: 8.

26.

The Auditor of the Corporation attended all meetings of the Committee and the Board of Directors in which the Financial Statements of the Corporation were discussed, related to the periods including during the Reporting Year.  If your answer is “Incorrect,” please list the participation rate: ______

✓

Additional Information on the Corporation        32

Functions of the Committee for the Review of the Financial Statements (hereinafter – the Committee) in its Preliminary Work for the Approval of the Financial Statements			Correct	Incorrect
27.	During each Reporting Year and until the publication of the annual report, all of the conditions detailed below were met in the Committee:		_____	_____
	a.	The number of its members was not less than three (on the discussion date in the Committee and the approval of the Financial Statements, as stated).	✓
	b.	All of the conditions set forth in Section 115(b) and (c) of the Companies Law were met in connection therewith (regarding the office of members of the Audit Committee).	✓
	c.	The Chairman of the Committee is an External Director.	✓
	d.	All of its members are directors, and the majority of its members are Independent Directors.	✓
	e.	All of its members have the ability to read and understand financial statements, and at least one of the Independent Directors has financial and accounting expertise.	✓
	f.	The members of the Committee have provided a declaration prior to their appointment.	✓
g.

The legal quorum for the discussion and passing resolutions in the Committee is the majority of its members, provided that the majority present are Independent Directors and include at least one External Director.

✓

If your answer is “incorrect” regarding one or more of the subsections of this question, do state in regards to which report (annual/quarterly) the term was not met as well as the term that was not met: ______.

			_____	_____

Additional Information on the Corporation        33

Remuneration Committee			Correct	Incorrect
28.

The Committee has appointed, in the Reporting Year, at least three members and the majority was comprised of External Directors (on the date of the discussion in the Committee).

☐ Not relevant (no discussion was held).

✓
29.	The terms of service and engagement of each of the members of the Remuneration Committee during the Reporting Year are in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 5760-2000.		✓
30.	The following did not serve on the Remuneration Committee during the Reporting Year -		_____	_____
	•	The Controlling Shareholder or his relative. ☐ Not relevant (there is no controlling shareholder of the Corporation).	✓
	•	Chairman of the Board.	✓
	•	A director engaged by the Corporation or by the Controlling Shareholder of the Corporation or by a corporation controlled thereby.	✓
	•	A director providing the Corporation or a Controlling Shareholder of the Corporation or a corporation controlled thereby with services on a permanent basis.	✓
	•	A director whose main income is from a Controlling Shareholder. ☐ Not relevant (there is no controlling shareholder of the Corporation).	✓
31

A controlling shareholder or his relevant were not present in the Reporting Year in meetings of the Remuneration Committee, unless the chairman of the Committee determines that either of them is required for the presentation of a certain matter.

✓

Additional Information on the Corporation        34

Internal Auditor		Correct	Incorrect
33.	The chairman of the board of directors or CEO of the Corporation is the organizational supervisor over the internal auditor of the Corporation.	✓
34.

The chairman of the board of directors or the Audit Committee have approved the work plan in the Reporting Year.

In addition, the matters of the audit in which the internal auditor engaged during the Reporting Year will be listed: _____ (place an X in the appropriate place).

See Section 3.4(5) of the Board of Directors’ Report.

✓
35.	Scope of the engagement of the internal auditor in the Reporting Year (in hours21): See Section 3.4 (6) of the Board of Directors’ Report.	_____	_____
	In the reporting year, a discussion was held (in the Audit Committee or board of directors) as to the findings of the internal audit.	✓
36.

The internal auditor is not an interested party in the corporation, relative, Auditor or any designee, and has no substantial business relationship with the Corporation, its Controlling Shareholder, a relative thereof, or corporations under their control.

✓

21 Including working hours invested in investee corporations and audits outside of Israel, and as applicable.

Additional Information on the Corporation        35

Transactions with Interested Parties	Correct	Incorrect
37.

The Controlling Shareholder or a Relative thereof (including a corporation under its control) are not employed by the Corporation or provide management services thereto.

If your answer is “incorrect” (meaning, the Controlling Shareholder or a Relative are employed by the Corporation or provide management services thereto), then state –

- The number of relatives (including the Controlling Shareholder) employed by the Corporation (including companies under their control and/or management companies): ___

- Were the employment agreements and/or management services agreements as stated approved by the organs determined by law:

☐ Yes ☐ No

(Please place an X in the appropriate box)

☐ Not relevant (there is no controlling shareholder of the Corporation).

✓
38.

To the best of the Corporation’s knowledge, the Controlling Shareholder does not have additional businesses in the field of the Corporation’s business (in one or more field).

If your answer is “incorrect” – please state whether an arrangement was determined to delimit the operations between the Corporation and the Controlling Shareholder thereof:

☐ Yes

☒ No

(Please place an X in the appropriate box)

☒ Not relevant (there is no controlling shareholder of the Corporation).

✓

Guy Bernstein Chairman of the Board of Directors	Limor Bar-On, External Director Chair of the Audit Committee	Tal Barnoach, External Director Chair of the Financial Statements Review Committee

Date of Signature: March 10, 2025

Additional Information on the Corporation        36

CHAPTER E Annual Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 9b(a) for year 2024

Annual report on the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 9 b`(a) of the Securities Regulations(Periodic and Immediate Reports), 1970:	3
Certification of CEO	4
Certification of the most senior financial executive officer	6

Hereby attached Annual report on the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 9b`(a) of the Securities Regulations (Periodic and Immediate Reports), 1970 (“Reports regulations”):

Management, under the supervision of the Board of Directors of Matrix IT Ltd.  ( hereby : “the Company"), is responsible for establishing and maintaining appropriate internal control over financial reporting and disclosure in the Company.

For this matter, the members of Management are:

1.	Moti Gutman, CEO

2.	Nevo Brenner, CFO

3.	Gali Katan, Controller

Internal control over financial reporting and disclosure includes controls and procedures in the Company, which were planned by the CEO and the most senior financial officer, or under their supervision, or by whoever fulfills those functions in practice, under the supervision of the Board of Directors of the Company, and were designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation of the reports in accordance with the provisions of the law, and to ensure that information that the Company is required to disclose in the reports it publishes in accordance with the provisions of the law is collected, processed, summarized and reported on the date and in the format laid down in law.

Internal control includes, among other things, controls and procedures planned to ensure that the information the Company is required to disclose as aforesaid, is accumulated and forwarded to the Management of the Company, including to the CEO and to the most senior financial officer, or to whoever fulfills those functions in practice, in order to enable decisions to be made at the appropriate time in relation to the disclosure requirements.

Due to its structural limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance that misstatement or omission of information from the reports will be prevented or will be detected.

The management, under the supervision of the Board of Directors, conducted an examination and evaluation of the Company’s internal control over financial reporting and disclosure and its effectiveness.
The assessment of the effectiveness of internal control over financial reporting and disclosure, performed by management under the supervision of the Board of Directors, included: mapping and identifying the accounts and business processes that the Company considers highly material to financial reporting and disclosure; examining key controls and testing their effectiveness.
The components of internal control included controls over the accounting closing process, the preparation and drafting of the financial statements and disclosures, entity-level controls, information technology controls, and process-level controls over business cycles such as revenue, payroll, and the impairment testing process of intangible assets.

Based on the assessment of effectiveness carried out by Management under the supervision of the Board of Directors as detailed above, the Board of Directors and Management of the Company reached the conclusion that internal control over financial reporting and disclosure in the Company as of December 31, 2024 is effective.

3 Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 9b(a)

Management certifications:

(a1) CEO Certification pursuant to Regulation 9B(d)(1):

Management Certification
CEO Certification

I, Moti Gutman, certify that:

I have reviewed the periodic report of Matrix IT Ltd. ("the Company") for 2024 ("the Reports").

To the best of my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period of the Reports.

To the best of my knowledge, the financial statements and other financial information in the Reports reflect fairly, in all material respects, the financial position, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

I have disclosed to the Independent Auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Review Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to collect, process, summarize or report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

(b)	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involves other employees who have a significant role in the Company’s internal control over financial reporting and disclosure.

I, alone or together with others in the Company:

(a)	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports;

(b)	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

4 Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 9b(a)

(c)	Assessed the effectiveness of the internal control over financial reporting and disclosure, and presented in this Report the conclusions of the Board of Directors and Management concerning the effectiveness of said internal control as of the date of the Reports.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else, in law.

March 10, 2025	Moti Gutman CEO

5 Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 9b(a)

Management certifications:

CFO Certification pursuant to Regulation 9b(d)(2):

Management certification

Certification of the most senior financial executive officer

I, Nevo Brenner, certify that:

I have reviewed the periodic report of Matrix IT Ltd. (hereby “the Company") for 2024 (hereby “the Reports").

To the best of my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period of the Reports.

To the best of my knowledge, the financial statements and other financial information in the Reports reflect fairly, in all material respects, the financial position, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

I have disclosed the following to the Independent Auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Review Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to collect, process, summarize or report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

(b)	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involves other employees who have a significant role in the Company’s internal control over financial reporting and disclosure.

I, alone or together with others in the Company:

(a)	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports;

6 Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 9b(a)

(b)
Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(c)	Assessed the effectiveness of the internal control over financial reporting and disclosure, insofar as relevant to the financial statements and other financial information included in the Reports, as of the date of the Reports. My conclusions pursuant to my said assessment were reported to the Board of Directors Management and are included in this Report.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else, in law.

March 10, 2025	Nevo Brenner CFO

7 Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure pursuant to Regulation 9b(a)